FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release, dated April 29, 2008, announcing that Banco Santander registered attributable net profit of EUR 2.206 billion in the first quarter of 2008, an increase of 22%

2	Financial Report for the First Quarter of 2008

3	Key Figures for the First Quarter of 2008

4	Presentation to Analysts

Press Release
Banco Santander attributable profit rose 22% to
EUR 2.206 billion in the first quarter of 2008
The efficiency ratio stood at 41.9%,
an improvement of 4.4 percentage points from a year earlier
•	Profit was driven by growth in revenues (19%) at triple the rate of growth in costs (6%), enabling net operating income to grow 31%.

•	The increase in revenue was underpinned by spread management and strong sales, despite a more difficult environment. Loans grew by 9% and deposits by 11%, excluding exchange rate effects.

•	Earnings per share grew 14.7%, in line with the goal of 15% annual growth.

•	Continental Europe registered attributable profit of EUR 1,224 million, with an increase of 12% in commercial units and a decline of 51% in others. Loans grew by 12% and deposits by 11%.

•
In Latin America, attributable profit increased by 22% in dollars to $1,092 million, with growth of 20% in loans and 18% in customer resources, measured in local currencies. In euros, attributable profit rose 7% to EUR 729 million.

•	Abbey’s attributable profit rose 17% in pounds sterling to £235 million, with growth of 10% in loans and 5% in deposits. In euros, attributable profit rose 4% to EUR 311 million.

•	The stake in ABN Amro contributed EUR 252 million to the quarter’s results, nearly all generated by Banco Real.

•
Revenue and cost performance drove the efficiency ratio to a historic low of 41.9% (or 41.3% including ABN Real), an improvement of four percentage points from a year-earlier and of nine points since March of 2006.

•	The non-performing loan rate was 1.16% and the coverage rate was 133%, compared to 0.82% and 177%, respectively, the previous year.

•	Capital ratios underline Banco Santander’s solvency, with a BIS ratio of 12.2% and core capital of 6.1%.

•	The profit for the quarter is entirely recurrent, with no extraordinary capital gains registered in the period.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, April 29, 2008 — Banco Santander registered attributable profit of EUR 2,206 million in the first quarter of 2008, an increase of 22% from the year-earlier period and the highest quarterly profit in the bank’s history. Attributable profit has exceeded EUR 2,000 million for four consecutive quarters.
These results were registered against a difficult economic and financial backdrop, during which a large number of global financial institutions, with which Banco Santander is compared, have registered losses and announced significant capital increases. In this environment, Banco Santander has increased its earning per share by 14.7%, in line with the goal announced in September of last year of obtaining annual EPS growth of 15%.
The first quarter results underline Banco Santander’s management skills. The financial crisis and the slowdown of certain economies have resulted in slower growth in some markets and increased non-performing loans, which have required greater provisions. These effects have been offset by managing prices to adapt to the situation and stepped-up cost control, as revenues rose by 19%, three times the 6% rate of growth in costs.
Results
The first quarter performance confirms the trend in growth in recurrent earnings, typical of commercial and retail banking, in which net interest revenue (excluding dividends), fees and commissions and insurance premiums have increased on a quarter-by-quarter basis for the last three years. Recurrent earnings were EUR 6,300 million in the first three months, the second consecutive quarter in which they exceed EUR 6,000 million.
Increases of 9% in loans and 11% in customer resources, together with price management, underpinned growth in revenue of 19% to EUR 7,347 million. This is three times the rate of growth in costs of 6%, driving a 31% increase in net operating income to EUR 4,236 million. The increased costs include the Group’s branch network expansion in the year between March, 2007, and March, 2008, mainly consisting of 226 new branches. With the additions, Grupo Santander’s network totals 11,204 branches — which will increase to more than 13,000 with the integration of Banco Real in the second half of this year — consolidating Santander’s position as the bank with the largest retail bank distribution franchise in the western world.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The revenue and cost performance drove a significant improvement in efficiency. At the close of the first quarter, costs amounted to 41.9% of total revenues (or 41.3% including ABN Real), an improvement of more than four percentage points from a year earlier and nine points since March of 2006, when the efficiency ratio was 51.1%. The businesses in Continental Europe have an efficiency ratio of 36.8%; in Latin America 37.4%; and the United Kingdom (Abbey) 47.1%, falling below 50% for the first time.
Strong growth in net operating income was accompanied by an increase of 69% in loan-loss provisions, which amounted to EUR 1,135 million due to growth in activity, a change in the business mix and an increase in NPLs in some markets. Even with these provisions, attributable profit grew 22%, to EUR 2,206 million. The profit for the quarter was entirely recurrent, as no extraordinary capital gains were registered in the period.
By geographical areas, Continental Europe recorded net income of EUR 1,224 million, down 7% due to the smaller contribution of wholesale banking as a result of the reduction in corporate transactions in Spain. Retail units grew 12%, to EUR 1,029 million.
Abbey’s profit increased 17% in pounds, to £235 million (EUR 311 million, up 4%) thanks to a 9% rise in revenues whilst costs remained stable (up 1%). Thus, Banco Santander’s profit in Europe amounted to EUR 1,535 million, 68% of total Group profit.
In Latin America, attributable profit grew 22% in dollars, its operating currency, to US$1,092 million, exceeding for the first time US$1 billion profit in a single quarter. In euros, attributable profit rose 7% to EUR 729 million. The greatest contribution was made by Brazil, where profit rose by 33%, to US$ 392 million (EUR 262 million), followed by Mexico, with an increase of 38% to US$282 million (EUR 188 million) and Chile, where attributable profit increased by 25% to US$199 million (EUR 133 million).
By businesses, retail banking registered ordinary pretax profit of EUR 2,461 million, up 10%. Growth was impacted by the depreciation of the pound and the dollar against the euro. Latin America’s retail banking profit grew by 24% in dollars and the UK’s retail banking activity increased 28% in pounds, falling to 9% and 14%, respectively, in euros. However, a large part of this amount is offset by the Group’s financial transactions. Coverage of interest rate fluctuations, managed centrally, contributed EUR 210 million to the consolidated accounts, whilst the negative impact in these units is a result of converting their results into euros.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Global Wholesale Banking pretax profit fell 33% to EUR 592 million, reflecting exceptional revenues during the year-earlier period generated by large corporate transactions, significantly boosting that quarter’s results compared to other quarters in the year. Asset management and Insurance’s pretax profit amounted to EUR 139 million, up 4%, with a favourable performance of insurance in all markets, whilst mutual funds were affected by flows into deposits.
Business
Santander concluded the first quarter with EUR 1,015,322 million in funds under management. Of these, EUR 877,524 million are on the balance sheet, up 4%. Excluding the effect of certain currencies’ depreciations, Santander grew 9% in on-balance lending and 11% in customer funds.
Group gross lending was EUR 553,867 million at the end of March 2008, up 3% in euros and 9% excluding the effect of the dollar’s and the pound’s depreciation. Continental Europe accounted for 57% of this lending, the United Kingdom (Abbey) 30% and Latin America the remaining 13%.
In Continental Europe, lending grew by 12%, to EUR 311,366 million, with increases in all countries and units. In Spain, the Santander branch network grew 9% and Banesto 16%. Loans to the residential sector, which basically reflect the lending business in Spain, rose by 12%. Activity with real guarantees, mainly mortgages, grew 8%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In Portugal, Santander Totta grew lending by 10%, due to less lending for large transactions, whilst loans to individuals grew by 9% and SME and company lending by 23%.
Santander Consumer, which grew lending by 14%, continued its expansion, both organic (branch openings in Germany and Italy) and through selective acquisitions. Santander agreed in principle during the quarter to acquire General Electric Money’s consumer finance and cards businesses in UK, Germany, Austria and Finland, with a portfolio of EUR 9,100 million. Moreover, Santander Consumer agreed to acquire Royal Bank of Scotland’s EUR 2,200 million consumer finance loan portfolio in Germany, Netherlands, Belgium and Austria.
Loan volume in Latin America came to EUR 67,217 million, an increase of 13% in euros and around 20% in local currencies. Lending in Brazil and Mexico grew by 20%, with higher increases in SMEs and individuals. In Chile, the business focus is the same and growth rate came to 15%.
Abbey continued its restructuring, closing the first quarter with loan volume of EUR 164,848 million. Mortgage lending grew 10%, to a balance of £113,300 million. Net mortgage production amounted to £2,900 million, more than double than the amount registered in the same period of last year.
At the close of the quarter, the non-performing loan rate was 1.16% compared to 0.82% a year earlier. The coverage ratio stood at 133%, down 44 points. The Group’s loan-loss provisions amount to EUR 9,531 million, of which EUR 6,077 million were generic. The non-performing loan rate continued below 1% both in the UK (0.66%) and in Spain, with 0.87% in the Santander branch network and 0.59% in Banesto.
The Group’s total customer funds under management came to EUR 749,518 million at the end of March 2008, affected by the sale of the Latin American pension fund management companies, the effect of the dollar and the pound’s depreciation, and the placement of EUR 7,000 million of Valores Santander in October 2007. Excluding this impact, funds under management grew by 7%. Balance sheet resources rose 11% to EUR 601,899 million.
Continental Europe accounted for 49% of the Group’s total customer funds under management with EUR 303,338 million, in line with last year’s figure, due to a 12% increase in on-balance managed resources and a 17% fall in off-balance funds. In Spain, deposits grew 15% and 11% in Portugal.
In Latin America, customer funds came to EUR 132,017 million, up 18% excluding the currency effect and the sale of the pension fund management companies, which had EUR 18,564 million in funds under management. In deposits, Brazil grew 32%, Chile 17% and Mexico 9%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Abbey ended the quarter with EUR 190,577 million in customer funds. Deposits grew 5%, whilst mutual funds were down 27% due to the finalisation of institutional customers’ temporary management agreement.
The ABN AMRO acquisition
On May 29th, 2007, Banco Santander, together with the Royal Bank of Scotland (RBS) and Fortis, announced its intention to put forward an offer to acquire ABN AMRO. The offer was made on July 20th. The three banks offered EUR 35.6 in cash for each ABN Amro share, as well as 0.296 new shares of RBS.
Santander’s investment in its share of the ABN Amro assets came to EUR 20,840 million. This investment was reduced by EUR 10,100 million as a result of the sale of Antonveneta, the expected sale of Interbanca and the sale of a small consumer finance company in the Netherlands that had been assigned to Santander. Santander also acquired from RBS the global clients portfolio in Brazil, and from Fortis asset management activities in Brazil, putting the final investment in Banco Real at EUR 10,740 million.
The share and the dividend
Banco Santander’s eligible capital came to EUR 62,426 million at the close of March, with a surplus of EUR 21,331 million above the required minimum. With this capital base, the BIS ratio stands at 12.2%, Tier I at 7.5% and core capital at 6.1%. These ratios underline Santander’s capital strength.
The Santander share ended the first quarter of 2008 at EUR 12.62, a decline of 5.5% from a year earlier. At March 31, 2008, Santander’s market capitalization came to EUR 78,929 million. Santander continues to rank as the leading bank in the eurozone by market capitalization and the seventh in the world.
The Board of Directors has approved a total dividend against 2007 results of EUR 0.6508 per share, the third consecutive year in which the dividend has increased by 25%. Of the four annual dividends, three have been distributed, for EUR 0.1229 each. The fourth, upon approval by the Shareholders Meeting of the board’s proposal, will be the last, for EUR 0.2820 per share, to be paid in May. The return on the share through dividends against 2007 earnings is 4.67%. In the last 10 years, the per share dividend has growth by an annual accumulative 14%. In 2007, profit distributed to shareholders has come to EUR 4,070 million (50% of ordinary attributable profit), a record for Santander.
Grupo Santander’s shareholder base comes to 2,273,743 shareholders. Some 131,306 persons work in the Group, serving 65 million customers in 11,204 branches.
For more information: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%

Net interest income (w/o dividends)	3,966	3,459	507	14.7
Dividends	60	48	11	23.8

Net interest income	4,025	3,507	518	14.8

Income from companies accounted for by the equity method	341	60	281	466.7
Net fees	2,073	2,034	39	1.9
Insurance activity	88	79	9	11.0

Commercial revenue	6,528	5,681	847	14.9

Gains (losses) on financial transactions	819	488	332	68.0

Gross operating income	7,347	6,168	1,179	19.1

Income from non-financial services	23	34	(11)	(33.3)
Non-financial expenses	(16)	(18)	2	(11.6)
Other operating income	(37)	(34)	(3)	9.5
Operating expenses	(3,081)	(2,915)	(166)	5.7
General administrative expenses	(2,774)	(2,609)	(165)	6.3
Personnel	(1,656)	(1,530)	(127)	8.3
Other administrative expenses	(1,117)	(1,079)	(38)	3.6
Depreciation and amortisation	(308)	(307)	(1)	0.4

Net operating income	4,236	3,236	1,000	30.9

Impairment loss on assets	(1,162)	(683)	(479)	70.2
Loans	(1,135)	(670)	(465)	69.4
Goodwill	—	—	—	—
Other assets	(27)	(13)	(14)	111.3
Other income	(208)	(88)	(120)	—

Profit before taxes	2,866	2,465	401	16.3

Tax on profit	(531)	(567)	37	(6.5)

Net profit from ordinary activity	2,335	1,898	437	23.1

Net profit from discontinued operations	1	30	(29)	(97.9)

Net consolidated profit	2,336	1,927	409	21.2

Minority interests	130	125	5	3.7

Attributable profit to the Group	2,206	1,802	404	22.4

Customer loans
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07

Public sector	5,460	5,604	(144)	(2.6)	5,633
Other residents	229,778	204,943	24,834	12.1	227,512
Commercial bills	16,430	16,173	258	1.6	18,248
Secured loans	124,441	114,888	9,553	8.3	123,371
Other loans	88,906	73,882	15,023	20.3	85,893
Non-resident sector	318,629	328,561	(9,932)	(3.0)	341,027
Secured loans	190,531	192,452	(1,922)	(1.0)	199,316
Other loans	128,099	136,109	(8,010)	(5.9)	141,711

Gross customer loans	553,867	539,108	14,758	2.7	574,172

Loan-loss allowances	8,922	8,297	625	7.5	8,695

Net customer loans	544,945	530,811	14,133	2.7	565,477

Pro memoria: Doubtful loans	7,041	4,910	2,131	43.4	6,070
Public sector	1	1	0	39.1	1
Other residents	2,461	1,264	1,197	94.7	1,812
Non-resident sector	4,580	3,646	934	25.6	4,257

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07

Public sector	13,752	16,012	(2,260)	(14.1)	15,239
Other residents	104,690	92,958	11,732	12.6	103,772
Demand deposits	51,179	52,000	(821)	(1.6)	53,779
Time deposits	32,769	26,013	6,756	26.0	31,007
REPOs	20,742	14,945	5,797	38.8	18,986
Non-resident sector	213,711	218,140	(4,430)	(2.0)	236,693
Demand deposits	109,672	118,573	(8,900)	(7.5)	117,699
Time deposits	80,023	71,171	8,852	12.4	78,287
REPOs	22,037	26,377	(4,340)	(16.5)	37,538
Public Sector	1,978	2,021	(42)	(2.1)	3,168

Customer deposits	332,153	327,111	5,042	1.5	355,704

Debt securities	234,817	222,441	12,376	5.6	233,634
Subordinated debt	34,929	33,355	1,574	4.7	35,670

On-balance-sheet customer funds	601,899	582,907	18,992	3.3	625,009

Mutual funds	108,881	131,147	(22,267)	(17.0)	119,211
Pension funds	11,537	29,996	(18,460)	(61.5)*	11,952
Managed portfolios	17,381	19,245	(1,864)	(9.7)	19,814
Savings-insurance policies	9,821	7,383	2,437	33.0	9,009

Other customer funds under management	147,619	187,772	(40,153)	(21.4)	159,986

Customer funds under management	749,518	770,679	(21,161)	(2.7)*	784,995

(*).-	Without impact of the sale of pension funds management institutions in Latin America, pension funds: +0.9%; customer funds under management: -0.3%
Shareholders’ equity and minority interests
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	32,363	20,124	12,239	60.8	23,458
Treasury stock	(374)	(102)	(272)	266.8	(0)

On-balance-sheet shareholders’ equity	55,486	43,520	11,966	27.5	46,955

Attributable profit	2,206	1,802	404	22.4	9,060
Interim dividend distributed	(2,307)	(2,006)	(301)	15.0	(1,538)

Shareholders’ equity at period-end	55,385	43,316	12,069	27.9	54,478

Interim dividend not distributed	(1,763)	(1,250)	(513)	41.0	(2,532)

Shareholders’ equity	53,622	42,066	11,556	27.5	51,945

Valuation adjustments	(1,955)	2,384	(4,339)	—	722
Minority interests	2,313	2,055	258	12.6	2,358
Preferred securities	490	670	(181)	(27.0)	523
Preferred securities in subordinated debt	6,942	7,483	(540)	(7.2)	7,261

Shareholders’ equity and minority interests	61,411	54,658	6,753	12.4	62,810

Computable capital and BIS ratio
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07

Computable basic capital	38,710	36,141	2,569	7.1	39,725
Computable supplementary capital	23,715	26,369	(2,653)	(10.1)	25,500

Computable capital	62,426	62,510	(84)	(0.1)	65,225

Risk-weighted assets	513,681	472,937	40,743	8.6	515,050

BIS ratio	12.15	13.22	(1.07)		12.66

Tier 1	7.54	7.64	(0.10)		7.71

Core capital	6.10	5.97	0.13		6.25

Shareholders’ equity surplus	21,331	24,675	(3,344)	(13.6)	24,021

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Financial Report
January — March
08

CONTENTS

Key consolidated data	3

Highlights of the quarter	5

Consolidated financial report	6
Income statement	7
Balance sheet	11

Risk management	17

The Santander share	19

Information by principal segments	21
Continental Europe	24
United Kingdom	30
Latin America	31
Financial Management and Equity Stakes	38

Information by secondary segments	40
Retail Banking	40
Global Wholesale Banking	42
Asset Management and Insurance	44

Corporate Governance	46

Other significant facts	46

Corporate Social Responsibility	47

2 January — March 2008

KEY CONSOLIDATED DATA
KEY CONSOLIDATED DATA

			Variation
	Q1’08	Q1’07	Amount	(%)	2007

Balance sheet (million euros)
Total assets	877,524	844,240	33,284	3.9	912,915
Customer loans	544,945	530,811	14,133	2.7	565,477
Customer funds under management	749,518	770,679	(21,161)	(2.7)	784,995
Shareholders’ equity	53,622	42,066	11,556	27.5	51,945
Total managed funds	1,015,322	1,024,629	(9,307)	(0.9)	1,063,892

Income statement (million euros)
Net interest income (w/o dividends)	3,966	3,459	507	14.7	14,882
Commercial revenue	6,528	5,681	847	14.9	24,096
Gross operating income	7,347	6,168	1,179	19.1	27,095
Net operating income	4,236	3,236	1,000	30.9	14,842
Net profit from ordinary activity	2,335	1,898	437	23.1	8,518
Attributable profit to the Group (1)	2,206	1,802	404	22.4	8,111

EPS, profitability and efficiency (%)
EPS (euro) (1) (2)	0.3310	0.2887			1.2789
Diluted EPS (euro) (1) (2)	0.3287	0.2874			1.2657
ROE (1)	17.40	18.48			19.61
ROA (1)	1.05	0.92			0.98
RORWA (1)	1.81	1.61			1.76
Efficiency ratio	41.32	46.32			44.22

Capital and NPL ratios (%)
BIS ratio	12.15	13.22			12.66
Tier I	7.54	7.64			7.71
Core capital	6.10	5.97			6.25
NPL ratio	1.16	0.82			0.95
NPL coverage	133.33	176.70			150.55

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	12.62	13.36			14.79
Market capitalisation (million euros)	78,929	83,557			92,501
Book value (euro) (2)	8.01	6.73			7.76
Price / Book value (X) (2)	1.57	1.99			1.91
P/E ratio (X) (1)	9.53	11.57			11.56

Other data
Number of shareholders	2,273,743	2,312,076			2,278,321
Number of employees	131,306	128,349			131,819
Continental Europe	48,092	46,308			47,838
United Kingdom	16,709	16,616			16,827
Latin America	64,854	63,669			65,628
Financial management and equity stakes	1,651	1,756			1,526
Number of branches	11,204	10,978			11,178
Continental Europe	5,982	5,829			5,976
United Kingdom	705	711			704
Latin America	4,517	4,438			4,498

(1).-	In December 2007, w/o extraordinary capital gains and allowances.

(2).-	The December 2007 and Q1 ‘08 calculations, include in the denominator the number of shares needed to compulsorily convert the “Valores Santander”.

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April 21, 2008, following a favourable report from the Audit and Compliance Committee on April 16, 2008. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

January — March 2008 3

ATTRIBUTABLE PROFIT
Million euros

1,493
1,802
2,206
+22.4%*
Q1'06
Q1'07
Q1'08

(*) Exchange rate effect excluded: +27.1%

EPS
Euros

0.2390
0.2887
0.3310
+14.7%
Q1'06
Q1'07
Q1'08

GROSS OPERATING INCOME
Million euros

5,196
6,168
7,347
+19.1%*
Q1'06
Q1'07
Q1'08

(*) Exchange rate effect excluded: +23.0%

NET OPERATING INCOME
Million euros

2,485
3,236
4,236
+30.9%*
Q1'06
Q1'07
Q1'08

(*) Exchange rate effect excluded: +35.5%

EFFICIENCY RATIO
%

51.1
46.3
41.3
-5.0 p.p.
Q1'06
Q1'07
Q1'08

ROE
%

17.1
18.5
17.4
-1.1 p.p.
Q1'06
Q1'07
Q1'08

DISTRIBUTION OF ATTRIBUTABLE PROFIT BY OPERATIVE GEOGRAPHICAL SEGMENTS
Q1'08

United Kingdom: 14%
Latin America: 32%
• Brazil: 12%
• Mexico: 8%
• Chile: 6%
Continental Europe: 54%
• Santander Branch Network: 23%
• Banesto: 8%
• Santander Consumer Finance: 8%
• Portugal: 6%

DISTRIBUTION OF PROFIT BEFORE TAXES BY OPERATIVE BUSINESS SEGMENTS
Q1'08

Global Wholesale Banking: 19%
Asset Management and Insurance: 4%
Retail United Kingdom: 11%
Retail Latin America: 23%
Retail Continental Europe: 43%
Retail Banking: 77%

4 January — March 2008

HIGHLIGHTS OF THE QUARTER
HIGHLIGHTS OF THE QUARTER
•	Another new quarterly record in ordinary attributable profit (+22.4% to EUR 2,206 million).
•
ABN contributed EUR 151 million (the net difference between profits of EUR 252 million and a financing cost after tax of EUR 101 million). ABN improves the Group’s EPS since the first quarter (excluding ABN the EPS rose 14.3%).

•	Higher profit as a result of excellent management of the “jaws”: differential of 13.4 p.p. between the growth in gross operating income and in costs (11.7 p.p. without ABN).
•	Earnings per share (EPS) rose 14.7% to EUR 0.3310 (EPS calculation includes the number of shares needed to compulsorily convert the “Valores Santander”).
•	Gross operating income increased 19.1%, backed by all components, especially net interest income. Expenses increased 5.7% and are on a downward growth trend.
•	The efficiency ratio was 41.3%, 5 p.p. better than in the first quarter of 2007.
•
Thanks to the growth in gross operating income and the improved efficiency ratio, net operating income was 30.9% higher than in the first quarter of 2007 (+27.6% excluding ABN) and 7.5% more than in the fourth quarter.

•	Net loan-loss provisions increased 69.4% over Q107 (+4.9% more than Q407), because of greater lending, the change of mix toward more profitable segments and the change in the environment.
•	The Group’s balance sheet remains strong:
•	NPL and coverage ratios of 1.16% and 133%, respectively, which compare very well with our international peers. Generic funds totalled EUR 6,077 million

•	No material exposure to complex structured products. No need for writedowns.

•	Solid capital ratios: BIS ratio of 12.15% and core capital of 6.10%.

•	Comfortable liquidity position: proven access to medium and long term wholesale financing and high and unused discount capacity with the European Central Bank.
•	At the end of March, the Santander share price was EUR 12.62. Its performance in the quarter and over the past 12 months was better than that of its benchmark indices.
•	Of note in the business areas (greater detail on pages 20 to 45):
•
Continental Europe: solid contribution from the large units (+11.7% in attributable profit year-on-year), spurred by the networks in Spain (Santander Branch Network+Banesto: +14.9%). For the area as a whole, not so good year-on-year comparsions because of lower revenues in Q108 compared to record ones in the first quarter of 2007.

•
UK: attributable profit was 17.1% higher than Q107 in sterling and 12.8% more than Q407, because of greater revenues and flat costs. The market share of net mortgage lending rose in the last few months and spreads improved.

•
Latin America: attributable profit was up 22.3% in dollars over Q107 (+27.6% before discontinued operations) and 21.2% over Q407. Growth was fuelled by solid retail banking business, with record gross operating income, and for the first time the quarterly profit before tax exceeded $1,000 million.

•	Other significant facts in the quarter (more detail on page 46):
•	Agreement with Fortis to acquire ABN AMRO’s asset management business in Brazil which it had acquired as part of the consortium’s purchase.
•
In Europe, two agreements in principle were reached with GE and Royal Bank of Scotland to acquire assets that will bolster the Group’s position in consumer finance business and cards. The first one involves an exchange of assets under which Santander will transfer Interbanca.

January — March 2008 5

CONSOLIDATED FINANCIAL REPORT
GENERAL BACKGROUND
The global economy began 2008 with a slower pace of expansion, because of a more complex financial environment which is affecting the growth expectations of the main economies. The solid starting point, the actions of central banks in managing liquidity and the strength of emerging countries are forecast to produce growth of 3.7% in the global economy this year, substantially down on last year’s 4.8%.
The US economy, which slowed down considerably at the end of 2007 (0.6% annualised in the fourth quarter) is still feeling the pinch from the crisis in the property sector and its impact on non-performing loans, via subprime mortgages, which is intensifying financial instability. The forecasts point to stagnation or a tipping into recession in the first half of the year. This led the Fed to sharply cut its funds rate during the first quarter from 4.25% to 2.25% despite core inflation at slightly above 2%. This reduction, coupled with injections of liquidity and the government’s fiscal package, could stimulate activity in the second half of the year.
Latin America’s growth remains strong (around 4.5%) and a favourable situation in the fiscal and current accounts, which keep it relatively unaffected by the international tensions. The region’s main factors in the current global context are the increased credibility of its economic policies and the enhanced external position, which are helping it maintain firm exchange rates; in some cases currencies have been strengthened by capital inflows. Buoyant domestic demand in the main countries and higher raw material prices are exerting upward pressure on inflation, resulting in hikes in official interest rates in Chile and Brazil.
The Euro zone economy continued to slow down (2.2% year-on-year in the fourth quarter) and growth looked like being lower in the first half of 2008. Despite this trend, the rise in inflation (3.6% in March) due to higher energy and food prices led the European Central Bank to hold its repo rate at 4%. The single currency appreciated strongly against the dollar (to $1.58 per euro) and against sterling (to £0.80 per euro).
In Spain, after 13 years of strong growth, the economy began to slow down more intensely than first envisaged, because of lower growth in domestic demand and, particularly, in the property market. The unemployment reached 9.6% at the end of March. The latest forecasts for 2008 are for GDP growth of 2.3%, still higher than other EU countries, backed by a more positive external sector, still healthy general government accounts and greater flexibility than in previous cycles. Inflation was 4.5% in March.
Despite rising inflation, the Bank of England cut its base rate from 5.75% to 5.00% in response to a faster slowdown in the economy. Growth looks like being below 2% in the second half of the year.
EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	Q1 ’08	Q1 ’07	31.03.08	31.12.07	31.03.07

US$	1.4969	1.3106	1.5812	1.4721	1.3318
Sterling	0.7570	0.6706	0.7958	0.7334	0.6798
Brazilian real	2.6017	2.7613	2.7554	2.5963	2.6976
New Mexican peso	16.1813	14.4384	16.8967	16.0740	14.6378
Chilean peso	692.7702	708.3056	698.0207	733.0322	716.2420
Venezuelan bolivar fuerte	3.2148	2.8144	3.3945	3.1610	2.8598
Argentine peso	4.7545	4.0797	5.0341	4.6684	4.1635
GRUPO SANTANDER RESULTS
Grupo Santander’s results continued to grow notably and compare very well with those of other large international banks that have been published.
The Group’s attributable profit of EUR 2,206 million was 22.4% higher than in the first quarter of 2007, setting a new record. Earnings per share (EPS) were EUR 0.3310, up 14.7% (including in the calculation for Q108 the number of shares that the “Valores Santander” issued in October 2007 will have to be converted into).
Excluding the incorporation of ABN AMRO, attributable profit increased 14.0% to EUR 2,055 million, and the EPS rose 14.3%. The ABN operation is accretive right from the start.
These rates of growth were achieved in an environment of economic slowdown, liquidity tensions and uncertainty in the most developed financial markets, leading the Group to focus on the management priorities already announced for 2008: spreads; “jaws”, with particular attention on costs; liquidity; risks and discipline in financial and capital management.
The main developments in results in the first quarter were:
•
Very solid gross operating income: in an environment of economic slowdown, it grew 19.1% over the first quarter of 2007 and the quarterly trend was maintained. All revenue lines did well, particularly net interest income without dividends, which offset the lower growth in business volumes. The evolution of spreads was very positive, especially in loans.

•
Slower rise in costs: the growth in gross operating income (slower than in 2007) went hand in hand with a smaller rise in costs (+5.7% over Q107 and +10.5% over Q407). The “jaws” (the difference between the growth in the two items) of 13.4 p.p. produced a further gain in efficiency to 41.3% (46.3% in Q107 and 44.2% for the whole of last year).

6 January — March 2008

CONSOLIDATED FINANCIAL REPORT
INCOME STATEMENT

			Variation
Million euros	Q1 ’08	Q1 ’07	Amount	(%)

Net interest income (w/o dividends)	3,966	3,459	507	14.7
Dividends	60	48	11	23.8
Net interest income	4,025	3,507	518	14.8
Income from companies accounted for by the equity method	341	60	281	466.7
Net fees	2,073	2,034	39	1.9
Insurance activity	88	79	9	11.0
Commercial revenue	6,528	5,681	847	14.9
Gains (losses) on financial transactions	819	488	332	68.0
Gross operating income	7,347	6,168	1,179	19.1
Income from non-financial services	23	34	(11)	(33.3)
Non-financial expenses	(16)	(18)	2	(11.6)
Other operating income	(37)	(34)	(3)	9.5
Operating expenses	(3,081)	(2,915)	(166)	5.7
General administrative expenses	(2,774)	(2,609)	(165)	6.3
Personnel	(1,656)	(1,530)	(127)	8.3
Other administrative expenses	(1,117)	(1,079)	(38)	3.6
Depreciation and amortisation	(308)	(307)	(1)	0.4
Net operating income	4,236	3,236	1,000	30.9
Impairment loss on assets	(1,162)	(683)	(479)	70.2
Loans	(1,135)	(670)	(465)	69.4
Goodwill	—	—	—	—
Other assets	(27)	(13)	(14)	111.3
Other income	(208)	(88)	(120)	—
Profit before taxes	2,866	2,465	401	16.3
Tax on profit	(531)	(567)	37	(6.5)
Net profit from ordinary activity	2,335	1,898	437	23.1
Net profit from discontinued operations	1	30	(29)	(97.9)
Net consolidated profit	2,336	1,927	409	21.2
Minority interests	130	125	5	3.7
Attributable profit to the Group	2,206	1,802	404	22.4

Pro memoria:
Average total assets	890,994	840,804	50,190	6.0
Average shareholders’ equity	50,721	39,008	11,712	30.0
January — March 2008 7

CONSOLIDATED FINANCIAL REPORT
QUARTERLY

	2007				2008
Million euros	Q1	Q2	Q3	Q4	Q1

Net interest income (w/o dividends)	3,459	3,671	3,886	3,866	3,966
Dividends	48	236	74	56	60
Net interest income	3,507	3,907	3,960	3,922	4,025
Income from companies accounted for by the equity method	60	100	89	193	341
Net fees	2,034	2,015	1,972	2,019	2,073
Insurance activity	79	87	83	70	88
Commercial revenue	5,681	6,108	6,103	6,203	6,528
Gains (losses) on financial transactions	488	709	856	945	819
Gross operating income	6,168	6,818	6,960	7,149	7,347
Income from non-financial services	34	43	33	42	23
Non-financial expenses	(18)	(22)	(15)	(23)	(16)
Other operating income	(34)	(36)	(42)	(7)	(37)
Operating expenses	(2,915)	(2,990)	(3,084)	(3,219)	(3,081)
General administrative expenses	(2,609)	(2,675)	(2,749)	(2,907)	(2,774)
Personnel	(1,530)	(1,592)	(1,639)	(1,749)	(1,656)
Other administrative expenses	(1,079)	(1,083)	(1,110)	(1,158)	(1,117)
Depreciation and amortisation	(307)	(315)	(334)	(312)	(308)
Net operating income	3,236	3,812	3,852	3,942	4,236
Impairment loss on assets	(683)	(838)	(898)	(1,130)	(1,162)
Loans	(670)	(827)	(890)	(1,082)	(1,135)
Goodwill	—	—	—	(14)	—
Other assets	(13)	(11)	(8)	(33)	(27)
Other income	(88)	(134)	(153)	(7)	(208)
Profit before taxes (w/o capital gains)	2,465	2,839	2,801	2,805	2,866
Tax on profit	(567)	(655)	(580)	(589)	(531)
Net profit from ordinary activity	1,898	2,184	2,220	2,216	2,335
Net profit from discontinued operations	30	33	36	13	1
Net consolidated profit (w/o capital gains)	1,927	2,217	2,257	2,230	2,336
Minority interests	125	143	143	109	130
Attributable profit to the Group (w/o capital gains)	1,802	2,074	2,113	2,121	2,206
Net extraordinary capital gains and allowances	—	582	—	368	—
Attributable profit to the Group	1,802	2,656	2,113	2,488	2,206

EPS w/o capital gains (euros)	0.2887	0.3323	0.3390	0.3189	0.3310
Diluted EPS w/o capital gains (euros)	0.2874	0.3307	0.3375	0.3101	0.3287
8 January — March 2008

CONSOLIDATED FINANCIAL REPORT
NET FEES AND INSURANCE BUSINESS

			Variation
Million euros	Q1’ 08	Q1’ 07	Amount	(%)

Commissions for services	1,017	884	133	15.1
Credit and debit cards	218	181	37	20.2
Account management	149	140	9	6.7
Commercial bills	65	55	10	19.0
Guarantees and other contingent liabilities	93	87	6	7.4
Other transactions	491	421	70	16.7
Mutual & pension funds	395	471	(76)	(16.0)
Securities services	195	333	(138)	(41.5)
Insurance	467	347	120	34.4
Net fees	2,073	2,034	39	1.9
Insurance activity	88	79	9	11.0
Net fees and insurance business	2,161	2,114	48	2.3
•
Loan loss provisions: rise of 69.4% due to the strategy of growth in the most profitable products but with a higher risk premium, the increase in NPLs in some markets and the release of provisions in the first quarter of 2007 in some units.

•
Quality and sustainability of results: net operating income less provisions, which best reflects the underlying business, was 20.8% higher than in the first quarter of 2007 and 8.4% more than the fourth quarter.

In order to appropriately interpret the Group’s results the following three aspects should be taken into account:
•
In line with accounting rules, the results from businesses sold in 2007 are recorded on a net basis in discontinued operations. This enables management of the recurrent businesses to be better monitored.

•
The first quarter of 2008 includes a net positive impact of EUR 151 million from the incorporation of ABN AMRO (EUR 252 million of profits, mainly from Banco Real, recorded as income accounted for by the equity method, and a financing cost after tax of EUR 101 million).

•
Comparing the results with the first quarter of 2007 is negatively affected by the evolution of the dollar’s and sterling’s average exchange rates against the euro, and positively by Latin American currencies. The impact as regards the euro are: - 4 p.p. in the Group’s total, - 13 p.p. in the UK and -3 p.p. in Latin America.

Net interest income was 14.8% higher at EUR 4,025 million. Excluding dividends and the cost of financing ABN AMRO (as its profit is not included here), the increase was 19%, again a faster pace than in the previous quarter, something that has been the case every quarter since the beginning of 2005.
This was due to a moderate rise in business volumes, more so in Latin America, as well as improved customer spreads in some of the main units.
Net fees and revenue from insurance activity increased 2.3% year-on-year. This moderate growth was due, on the one hand, to the fall in fee income from mutual and pension funds, in line with the market trend, and, on the other, lower revenues from wholesale banking business, as fees from services grew 15.1%. Of note were those from cards and commercial bills. Good performance also from insurance (+34.4%).
Excluding the exchange-rate effects, Latin America’s net fee income and insurance revenue rose 22.9% (strong growth in all lines), the UK’s 6.6% and Continental Europe’s dropped 5.4% because of the two aformentioned negative effects.
Income accounted for by the equity method amounted to EUR 341 million. Excluding ABN AMRO’s contribution, it was EUR 89 million (+ EUR 29 million year-on-year due the higher contributions from Cepsa and Sovereign Bancorp).
Commercial revenue was 14.9% higher at EUR 6,528 million. Gross operating income grew at a faster pace (+19.1%), after incorporating EUR 819 million of gains on financial transactions (+68.0%). These higher gains were due to the good performance of all operating areas (+8.7%) and the larger contribution from the euro/dollar and euro/sterling positions within Financial Management and Equity Stakes (+EUR 210 million) which offset the impact of currency depreciation in other areas.
January — March 2008 9

CONSOLIDATED FINANCIAL REPORT
OPERATING EXPENSES

			Variation
Million euros	Q1’ 08	Q1’ 07	Amount	(%)

Personnel expenses	1,656	1,530	127	8.3
General expenses	1,117	1,079	38	3.6
Information technology	128	98	30	30.2
Communications	111	83	27	32.6
Advertising	119	134	(15)	(11.5)
Buildings and premises	246	210	36	17.0
Printed and office material	34	33	1	4.4
Taxes (other than profit tax)	75	72	3	3.7
Other expenses	405	448	(43)	(9.6)
Personnel and general expenses	2,774	2,609	165	6.3
Depreciation and amortisation	308	307	1	0.4
Total operating expenses	3,081	2,915	166	5.7
Operating expenses increased 5.7% (personnel: +8.3%; general: +3.6% and amortisations and depreciation: +0.4%), a much slower pace than the rise in gross operating income and significantly slower than the growth in 2007.
All the retail banking units in Europe and Latin America as well as the global units registered growth in costs consistent with the Group’s disciplined approach and with its business development plans, meeting the efficiency objectives. The UK’s costs only rose 0.9% in sterling.
The growth differential between gross operating income and costs (“jaws”) was 13.4 p.p. for the whole Group (11.7 p,p, excluding ABN), producing a further gain in efficiency, from 46.3% in Q107 to 41.3% in Q108 (41.9% excluding ABN).
As a result, net operating income grew 30.9% to EUR 4,236 million. Excluding ABN AMRO’s contribution, the increase was 27.6%. A large part of this growth was due to the operating areas, which overall increased 15.2%, and the rest to Financial Management and Equity Stakes, thanks to the larger contribution from the exchange-rate position.
The net impairment loss on assets for the quarter was EUR 1,162 million. Most of this (EUR 1,135 million) were net loan-loss provisions (+69.4% over Q107, but only 4.9% more than Q407).
The year-on-year increases occurred in most of the business units and were due to the growth in lending, the change in the mix of portfolio, a rise in risk premiums in some countries, in line with the markets’ performance and, lastly, the release of specific provisions (Santander Branch Network and Portugal) and generic provisions (Wholesale Banking) in the first quarter of 2007, which were not repeated in the same period of 2008.
Other income, which includes provisions for possible contingencies, was EUR 208 million negative (EUR 88 million negative in Q107).
Profit before tax was 16.3% higher year-on-year at EUR 2,866 million.
After incorporating the tax, the income from discontinued operations, which dropped from EUR 30 million in Q107 to EUR 1 million a year later, because of the sale of pension fund management businesses in Latin America, and minority interests, attributable profit was EUR 404 million higher (+22.4%).
NET LOAN-LOSS PROVISIONS

			Variation
Million euros	Q1’ 08	Q1’ 07	Amount	(%)

Non-performing loans	1,292	812	480	59.1
Country-risk	(3)	36	(39)	—
Recovery of written-off assets	(153)	(178)	25	(13.8)
Total	1,135	670	465	69.4
10 January — March 2008

CONSOLIDATED FINANCIAL REPORT
BALANCE SHEET

			Variation
Million euros	31.03.08	31.03.07	Amount	(%)	31.12.07

Assets
Cash on hand and deposits at central banks	20,298	15,001	5,297	35.3	31,063
Trading portfolio	136,462	164,849	(28,387)	(17.2)	158,800
Debt securities	55,213	73,040	(17,827)	(24.4)	66,331
Customer loans	9,016	32,668	(23,653)	(72.4)	23,704
Equities	8,223	11,253	(3,030)	(26.9)	9,744
Other	64,010	47,887	16,123	33.7	59,021
Other financial assets at fair value	29,360	15,625	13,736	87.9	24,829
Customer loans	8,014	8,002	13	0.2	8,022
Other	21,346	7,623	13,723	180.0	16,808
Available-for-sale financial assets	37,350	34,071	3,279	9.6	44,349
Debt securities	29,380	25,842	3,538	13.7	34,187
Equities	7,970	8,228	(258)	(3.1)	10,162
Loans	579,252	561,544	17,708	3.2	579,530
Deposits at credit institutions	33,552	58,057	(24,505)	(42.2)	31,760
Customer loans	527,915	490,141	37,773	7.7	533,751
Other	17,785	13,346	4,439	33.3	14,019
Investments	15,456	4,912	10,544	214.7	15,689
Intangible assets and property and equipment	11,300	12,687	(1,387)	(10.9)	11,661
Goodwill	13,130	14,373	(1,244)	(8.7)	13,831
Other	34,916	21,178	13,738	64.9	33,162
Total assets	877,524	844,240	33,284	3.9	912,915

Liabilities and shareholders’ equity
Trading portfolio	104,899	126,017	(21,118)	(16.8)	122,754
Customer deposits	17,257	14,306	2,951	20.6	27,992
Marketable debt securities	17,659	22,478	(4,820)	(21.4)	17,091
Other	69,983	89,233	(19,249)	(21.6)	77,671
Other financial liabilities at fair value	43,591	12,513	31,078	248.4	33,156
Customer deposits	10,158	250	9,909	—	10,669
Marketable debt securities	8,144	12,263	(4,119)	(33.6)	10,279
Other	25,288	—	25,288	—	12,208
Financial liabilities at amortized cost	629,238	614,256	14,983	2.4	652,952
Due to central banks and credit institutions	58,969	61,073	(2,103)	(3.4)	77,434
Customer deposits	304,738	312,555	(7,817)	(2.5)	317,043
Marketable debt securities	209,014	187,699	21,315	11.4	206,265
Subordinated debt	34,929	33,355	1,574	4.7	35,670
Other financial liabilities	21,588	19,574	2,014	10.3	16,540
Insurance liabilities	13,854	12,030	1,824	15.2	13,034
Provisions	16,116	17,597	(1,481)	(8.4)	16,571
Other liability accounts	15,356	14,651	705	4.8	16,368
Preferred securities	490	670	(181)	(27.0)	523
Minority interests	2,313	2,055	258	12.6	2,358
Equity adjustments by valuation	(1,955)	2,384	(4,339)	—	722
Capital stock	3,127	3,127	—	—	3,127
Reserves	52,359	40,393	11,966	29.6	43,828
Attributable profit to the Group	2,206	1,802	404	22.4	9,060
Less: dividends	(4,070)	(3,256)	(814)	25.0	(1,538)
Total liabilities and shareholders’ equity	877,524	844,240	33,284	3.9	912,915
January — March 2008 11

CONSOLIDATED FINANCIAL REPORT
CUSTOMER LOANS

			Variation
Million euros	31.03.08	31.03.07	Amount	(%)	31.12.07

Public sector	5,460	5,604	(144)	(2.6)	5,633
Other residents	229,778	204,943	24,834	12.1	227,512
Commercial bills	16,430	16,173	258	1.6	18,248
Secured loans	124,441	114,888	9,553	8.3	123,371
Other loans	88,906	73,882	15,023	20.3	85,893
Non-resident sector	318,629	328,561	(9,932)	(3.0)	341,027
Secured loans	190,531	192,452	(1,922)	(1.0)	199,316
Other loans	128,099	136,109	(8,010)	(5.9)	141,711
Gross customer loans	553,867	539,108	14,758	2.7	574,172
Loan-loss allowances	8,922	8,297	625	7.5	8,695
Net customer loans	544,945	530,811	14,133	2.7	565,477
Pro memoria: Doubtful loans	7,041	4,910	2,131	43.4	6,070
Public sector	1	1	0	39.1	1
Other residents	2,461	1,264	1,197	94.7	1,812
Non-resident sector	4,580	3,646	934	25.6	4,257
CONSOLIDATED BALANCE SHEET
Total managed assets at the end of March amounted to EUR 1,015,322 million. Of this amount, 86% (EUR 877,524 million) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
In order to correctly interpret this information, it is necessary to take into account two factors, both of them negative. On the one hand, a perimeter effect on managed funds from the sale of pension fund management institutions in Latin America and, on the other, an exchange-rate impact from the depreciation of the dollar, sterling and some Latin American main currencies (particularly the Mexican and Argentine pesos) against the euro. The impact of both factors on the changes in customer balances was 6 p.p. negative on loans and on customer funds.
The group’s gross lending amounted to EUR 553,867 million, 2.7% higher year-on-year (+8.9% excluding the exchange-rate effect). Lending to “other resident sectors” increased 12.1%. Secured loans rose 8.3%, commercial bills 1.6% and the rest of credits 20.3%. The latter reflects the good performance of balances with individual customers and SMEs. Loans to the non-resident sector rose by only 3.0%, clearly affected by exchange rates (around 10 p.p.).
Continental Europe’s total lending increased 12%. In Spain, the Santander Branch Network’s loans grew 9% and Banesto’s 16%, with lower growth in mortgages and the best performance in credits to SMEs and shops. Santander Consumer Finance’s grew 14% and Portugal’s 10%.
12 January — March 2008

CONSOLIDATED FINANCIAL REPORT
The UK’s balances were 14% lower in euros, hit by sterling’s depreciation (-15%) and the lower activity in short-term markets. Excluding these effects, growth was 10% and entirely due to mortgages which increased 10%, while UPLs, with a very low share in line with the Group’s strategy, declined 21%.
Latin America’s lending increased 13% in euros and around 20% in local currency (the same for Brazil and Mexico and 15% in Chile).
Lending in the first quarter was 3.5% lower than in the fourth quarter of 2007 because of the negative exchange rate impact and, as mentioned, of lower activity in short-term markets. Eliminating these effects, lending increased 2%.
At the end of March, Continental Europe accounted for 57% of the Group’s total lending, the UK for 30% and Latin America 13%.
Total customer funds under management amounted to EUR 749,518 million (3% lower year-on-year and +5.5% eliminating the perimeter and exchange rate effects).
Deposits without repos increased 2%, marketable securities 6% and subordinated debt 5%. Mutual funds, meanwhile, declined 17%, pension funds 62% and investment-savings insurance increased 33%.
All these percentages are affected by the exchange-rate impact and by the sale of pension fund management institutions in Latin America, as well as the placement of EUR 7,000 million of “Valores Santander” recorded in shareholders’ funds and not in customer funds.
On a like-for-like basis and eliminating the exchange-rate impact, deposits increased 11%, pension funds 1% and total customer funds 7% instead of the aforementioned drop of 3%.
Continental Europe’s balances increased 12%. In Spain, where more than 84% of Continental Europe’s balances are concentrated, they rose 19% in the last 12 months and off-balance sheet ones declined 18%, notably influenced by customers’ preference in the last quarters for time deposits. Nevertheless, the Group held its leadership position in mutual funds in Spain (market share of 22%, including real estate funds). In Portugal, deposits grew 11%.
Customer deposits in the UK, without repos, rose 5% in sterling, while mutual funds dropped 27% because of the ending of temporary management commitments with institutional clients.
In Latin America, on a like-for-like basis, total customer funds increased 18% excluding the exchange-rate impact. Deposits without repos grew 37% in Colombia, 32% in Brazil, 20% in Argentina, 17% in Chile, 10% in Venezuela and 9% in Mexico, the latter due to lower financing needs as a result of the amortisation of the Fobaproa paper. The region’s mutual funds increased 14%. Of note was the growth in Brazil, Mexico, Argentina and Colombia.
Continental Europe accounted for 49% of customer funds, the UK 30% and Latin America 21%.
As part of its financing strategy Santander was the first Spanish bank to return in 2008 to issuing in the medium and long-term wholesale market. Of note in April were two senior debt operations in the Euromarkets with maturities of two and three years respectively for a combined amount of EUR 4,000 million. These issues were placed among international institutional investors.
January — March 2008 13

CONSOLIDATED FINANCIAL REPORT
CUSTOMER FUNDS UNDER MANAGEMENT

			Variation
Million euros	31.03.08	31.03.07	Amount	(%)	31.12.07

Public sector	13,752	16,012	(2,260)	(14.1)	15,239
Other residents	104,690	92,958	11,732	12.6	103,772
Demand deposits	51,179	52,000	(821)	(1.6)	53,779
Time deposits	32,769	26,013	6,756	26.0	31,007
REPOs	20,742	14,945	5,797	38.8	18,986
Non-resident sector	213,711	218,140	(4,430)	(2.0)	236,693
Demand deposits	109,672	118,573	(8,900)	(7.5)	117,699
Time deposits	80,023	71,171	8,852	12.4	78,287
REPOs	22,037	26,377	(4,340)	(16.5)	37,538
Public Sector	1,978	2,021	(42)	(2.1)	3,168
Customer deposits	332,153	327,111	5,042	1.5	355,704
Debt securities	234,817	222,441	12,376	5.6	233,634
Subordinated debt	34,929	33,355	1,574	4.7	35,670
On-balance-sheet customer funds	601,899	582,907	18,992	3.3	625,009
Mutual funds	108,881	131,147	(22,267)	(17.0)	119,211
Pension funds	11,537	29,996	(18,460)	(61.5)*	11,952
Managed portfolios	17,381	19,245	(1,864)	(9.7)	19,814
Savings-insurance policies	9,821	7,383	2,437	33.0	9,009
Other customer funds under management	147,619	187,772	(40,153)	(21.4)	159,986
Customer funds under management	749,518	770,679	(21,161)	(2.7)*	784,995

(*).-	Without impact of the sale of pension funds management institutions in Latin America, pension funds: +0.9%; customer funds under management: -0.3%
Various subsidiaries issued during the first quarter some senior debt for an aggregate amount of EUR 1,555 million and EUR 356 million of mortgage bonds. The first quarter also saw securitisations of mortgage assets, consumer finance and loans to SMEs for an aggregate amount of EUR 17,100 million. These issues strengthened the Group’s liquidity at a time of instability in the markets.
Senior debt issues that matured during the first quarter amounted to EUR 10,342 million.
On balance sheet goodwill (pertaining to the entities which are consolidated by global incorporation) was EUR 13,130 million, EUR 1,244 million lower year-on-year.
In accordance with the criteria of the Bank for International Settlements (BIS), Grupo Santander’s shareholders’ equity amounted to EUR 62,426 million. The surplus above the minimum requirement was EUR 21,331 million.
The BIS ratio was 12.15%, with Tier 1 of 7.54% and core capital of 6.10%. This high level of solvency is due to three factors: active management of our businesses, optimisation of the balance sheet, which enables capital to be used in the most efficient way, and our capacity to generate ordinary profits. We also have other sources of capital such as unrealised capital gains and generic provisions.
MUTUAL FUNDS

Million euros	31.03.08	31.03.07	Var. (%)

Spain	60,110	78,854	(23.8)
Portugal	5,175	6,160	(16.0)
United Kingdom	8,542	13,640	(37.4)
Latin America	35,054	32,494	7.9
Total	108,881	131,147	(17.0)
PENSION FUNDS

Million euros	31.03.08	31.03.07	Var. (%)

Spain	10,107	9,980	1.3
Portugal	1,430	1,453	(1.6)
Latin America	—	18,564	(100.0)
Total	11,537	29,996	(61.5)*

(*).-	Without impact of the sale of pension funds management institutions in Latin America: +0.9%
14 January — March 2008

CONSOLIDATED FINANCIAL REPORT
SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

			Variation
Million euros	31.03.08	31.03.07	Amount	(%)	31.12.07

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	32,363	20,124	12,239	60.8	23,458
Treasury stock	(374)	(102)	(272)	266.8	(0)
On-balance-sheet shareholders’ equity	55,486	43,520	11,966	27.5	46,955
Attributable profit	2,206	1,802	404	22.4	9,060
Interim dividend distributed	(2,307)	(2,006)	(301)	15.0	(1,538)
Shareholders’ equity at period-end	55,385	43,316	12,069	27.9	54,478
Interim dividend not distributed	(1,763)	(1,250)	(513)	41.0	(2,532)
Shareholders’ equity	53,622	42,066	11,556	27.5	51,945
Valuation adjustments	(1,955)	2,384	(4,339)	—	722
Minority interests	2,313	2,055	258	12.6	2,358
Preferred securities	490	670	(181)	(27.0)	523
Preferred securities in subordinated debt	6,942	7,483	(540)	(7.2)	7,261
Shareholders’ equity and minority interests	61,411	54,658	6,753	12.4	62,810
COMPUTABLE CAPITAL AND BIS RATIO

			Variation
Million euros	31.03.08	31.03.07	Amount	(%)	31.12.07

Computable basic capital	38,710	36,141	2,569	7.1	39,725
Computable supplementary capital	23,715	26,369	(2,653)	(10.1)	25,500
Computable capital	62,426	62,510	(84)	(0.1)	65,225
Risk-weighted assets	513,681	472,937	40,743	8.6	515,050
BIS ratio	12.15	13.22	(1.07)		12.66
Tier 1	7.54	7.64	(0.10)		7.71
Core capital	6.10	5.97	0.13		6.25
Shareholders’ equity surplus	21,331	24,675	(3,344)	(13.6)	24,021
RATING AGENCIES
April 2008

	Long	Short		Financial
	term	term		strength	Outlook

Standard & Poor’s	AA	A1 +			Stable

Fitch Ratings	AA	F1 +		A/B	Stable

Moody’s	Aa1	P1		B	Stable

DBRS	AA	R1	(high)		Stable
January — March 2008 15

CONSOLIDATED FINANCIAL REPORT
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

Million euros	Q1 ’08	Q1 ’07

Available-for-sale financial assets	(1,020)	(295)
Other financial liabilities at fair value	—	—
Cash flow hedges	(51)	(34)
Hedges of net investments in businesses abroad	758	35
Exchange differences	(2,365)	(192)
Long-term assets for sale	—	—
Net revenues recorded in shareholders’ equity	(2,677)	(487)
Net consolidated profit (published)	2,336	1,927
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—
Net consolidated profit	2,336	1,927
Parent Bank	(471)	1,315
Minority interests	130	125
Total revenues and expenses	(342)	1,441
CONSOLIDATED CASH FLOW STATEMENTS

Million euros	Q1 ’08	Q1 ’07

1. Cash flows from operating activities
Consolidated profit	2,336	1,927
Adjustments to profit	3,298	2,828
Adjusted profit	5,634	4,755
Net increase/decrease in operating assets	22,247	(10,386)
Net increase/decrease in operating liabilities	(28,322)	(25,319)
Total net cash flows from operating activities (1)	(441)	(30,950)

2. Cash flows from investing activities
Investments (-)	(893)	(843)
Divestments (+)	344	503
Total net cash flows from investing activities (2)	(549)	(340)

3. Cash flows from financing activities
Disposal of own equity instruments	2,024	1,827
Acquisition of own equity instruments	(2,398)	(1,803)
Issuance debt securities	18,817	50,386
Redemption debt securities	(24,100)	(17,185)
Dividends paid	(769)	(669)
Others	(2,631)	(307)
Total net cash flows from financing activities (3)	(9,058)	32,250

4. Effect of exchange rate changes on cash and cash equivalents (4)	(717)	206

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(10,765)	1,165
Cash and cash equivalents at beginning of period	31,063	13,835
Cash and cash equivalents at end of period	20,298	15,001
16 January — March 2008

RISK MANAGEMENT
CREDIT RISK MANAGEMENT (*)

			Variation
Million euros	31.03.08	31.03.07	Amount		(%)	31.12.07

Non-performing loans	7,148	4,936	2,212		44.8	6,179
NPL ratio (%)	1.16	0.82	0.34 p.			0.95
Loan-loss allowances	9,531	8,722	808		9.3	9,302
Specific	3,454	2,944	510		17.3	3,275
General-purpose	6,077	5,778	299		5.2	6,027
NPL coverage (%)	133.33	176.70	(43.37 p.	)		150.55
Credit cost (%) **	0.58	0.34	0.24 p.			0.50

Ordinary non-performing and doubtful loans ***	5,107	3,469	1,638		47.2	4,335
NPL ratio (%) ***	0.83	0.58	0.25 p.			0.67
NPL coverage (%) ***	186.62	251.40	(64.78 p.	)		214.58

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets

(***)	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets
RISK MANAGEMENT
The financial markets were very volatile during the first quarter, with liquidity tensions in the money markets and increased aversion to risk, initially triggered by the meltdown in the US subprime mortgage market. In this environment, Grupo Santander tightened management of structural liquidity.
Santander has zero risk in the subprime mortgage segment and a low volume of activity in structured products. Moreover, its exposure is limited to Hedge Funds, Asset-Backed Securities, Monolines, Conduits, etc. In short, it has an exposure to structured financial products with a low level of complexity and subject to strict supervision by the Group’s Senior Management.
As a result, there was no need to make any writedowns other than those related to loans.
Credit risk management
The Group’s non-performing and doubtful loans continued the upward path begun at the end of 2007, due to the increased volume of loans, the change of mix (mainly in Latin America) toward more profitable products, but with a higher risk premium, and a less favourable economic environment.
The Group’s NPL ratio was 1.16%, 34 b.p. more than in March 2007 (+21 b.p. over December) but still a low level and comparing very well with international standards. The same can be said about coverage, which although lower than a year ago was still at 133%, again comparing very well with our international peers.
January — March 2008 17

RISK MANAGEMENT
NON-PERFORMING LOANS BY QUARTER

	2007				2008
Million euros	Q1	Q2	Q3	Q4	Q1

Balance at beginning of period	4,608	4,936	5,354	5,738	6,179
+ Net additions	1,058	1,047	1,256	1,531	1,854
- Write-offs	(729)	(629)	(872)	(1,090)	(884)
Balance at period-end	4,936	5,354	5,738	6,179	7,148
Net loan-loss provisions (deducing bad debts recovered) were EUR 1,069 million, representing 0.58% of average credit risk (last 12 months) compared to EUR 557 million (0.34%) in the first quarter of 2007. The higher cost of credit is being offset by an increase in the spreads on loans, reflected in the growth in gross operating income.
In Spain, according to the latest figures published, the Group’s NPL ratio compares well with other banks and has fared better over the last 12 months. It rose by 33. b.p. to 0.84% and NPL coverage remains very high at 202%.
Santander Consumer Finance’s NPL ratio was 3.15% in March (+49 b.p. in 12 months). NPL coverage is 92%, 22 p.p. lower than a year ago.
The NPL ratio in Portugal was higher than in the fourth quarter of 2007 and in the first quarter (+ 21 b.p.), while NPL coverage (107%) was lower than in both periods.
In the UK, the NPL ratio was 0.66%, 6 b.p. more than in December and 11 b.p. higher than in March 2007. NPL coverage was 59%, 7 p.p. lower than in December and 22 p.p. below March 2007. This fall, as explained in the UK section, was due to the smaller relative share of personal loans in total lending.
The NPL ratio in Latin America was 2.13% (+63 b.p. since March 2007), due to the strategy commented on in other parts of this report (growth in retail segments in all countries). NPL coverage was 124%, 36 p.p. lower than a year earlier.
Market risk management
The risk of trading activity, measured in Daily Value-at-Risk, averaged around EUR 28.7 million. It ranged between EUR 22.4 million and EUR 34.8 million. The main reason for the variations during the quarter were the movements of positions in the portfolios of Brazil and Madrid.
TRADING PORTFOLIOS. VaRD BY REGION
FIRST QUARTER

	2008		2007
Million euros	Avg	Latest	Avg

Total	28.7	30.1	32.5
Europe	16.8	20.3	8.1
USA	1.0	1.2	2.3
Latin America	20.3	19.9	28.6
TRADING PORTFOLIOS. VaRD BY PRODUCT
FIRST QUARTER 2008

Million euros	Min	Avg	Max	Latest
Total trading
Total VaRD	22.4	28.7	34.8	30.1
Diversification effect	(4.8)	(8.8)	(11.0)	(9.5)
Fixed income VaRD	20.2	26.3	33.1	28.3
Equity VaRD	3.6	4.9	7.0	5.1
Currency VaRD	4.8	6.2	10.6	6.3
18 January — March 2008

THE SANTANDER SHARE
THE SANTANDER SHARE
Shareholder remuneration
The Board of Directors approved the payment of a third interim dividend of EUR 0.12294 per share charged to 2007’s profits, which was paid on February 1, 2008, as well as payment of a fourth dividend of EUR 0.28196 to be paid as of May 1.
The payment of this fourth dividend, the last one and which has to be approved by the AGM, brings the total dividend to EUR 0.65078 per share. For the third year running, it is 25% higher than the previous year’s.
Performance
Stock markets fell during the first quarter. There is still uncertainty because of the consequences of the subprime crisis, the possible tipping into recession of the US economy (the Fed cut its rate by 200 b.p. to 2.25%), the high price of oil and the dollar’s low against the euro (above $1.58). The Fed’s cuts, however, did not restore optimism to stock markets: the DJ Stoxx 50 fell 18.1% and the DJ Stoxx Banks -18.9%.
At the end of March, the Santander share price was EUR 12.62, clearly performing better than the other indices, both in the first quarter (-14.7%) and in the last twelve months. The Santander share declined 5.5% compared with -9.4% for the Ibex-35, -18.6% the DJ Stoxx 50 and -32.5% the DJ Stoxx Banks.
Capitalisation
Santander is the largest bank in the Euro zone and the seventh in the world by market value. Its capitalisation at the end of the March was EUR 78,929 million.
The share’s weighting in the DJ Stoxx 50 was 2.92%, 7.65% in the DJ Stoxx Banks and 17.32% in Spain’s Ibex-35.
Trading
The number of Santander shares traded during the first three months of 2008 was 6,499 million for an effective value of EUR 79,325 million, making it the most traded share in the DJ Stoxx 50 with a liquidity ratio of 104%. The average daily number of shares traded was 104.8 million, 27.0% more than in the first quarter of 2007, and their value EUR 1,279 million (+10.4%).
Shareholder base
The total number of shareholders at March 31 was 2,273,743, of which 2,251,400 were European (85.02% of the capital) and 14,522 from the Americas (14.77%).
Excluding the Board, which held 3.78% of the capital, individual shareholders held 34.19% and institutional ones 62.04%.
THE SANTANDER SHARE

		March 2008

Shareholders and trading data
Shareholders (number)		2,273,743
Shares outstanding (number)		6,254,296,579
Average daily turnover (no. of shares)		104,817,741
Share liquidity* (%)		104

Dividend per share 2007	euros	%	**
First interim dividend (01.08.07)	0.122940
Second interim dividend (01.11.07)	0.122940
Third interim dividend (01.02.08)	0.122940
Fourth interim dividend (01.05.08)	0.281961
Total	0.650781	25.0

Price movements during the year
Beginning (28.12.07)		14.79
Highest		14.76
Lowest		10.50
Last (31.03.08)		12.62
Market capitalisation (millions) (31.03.08)		78,929

Stock market indicators
Price / Book value ***(X)		1.57
P/E ratio (X)		9.53
Yield**** (%)		4.67

(*).-	Number of shares traded during the year / number of shares

(**).-	Variation o/ previous year

(***).-	Including the number of shares needed to compulsorily convert the “Valores Santander”.

(****).-	Dividend 2007 / average share price
January — March 2008 19

INFORMATION BY SEGMENTS
DESCRIPTION OF THE SEGMENTS
Grupo Santander is maintaining in 2008 the general criteria used in 2007, with two exceptions:
•
The Global Customer Relation Model, which includes 254 new customers, was expanded. This does not mean any changes in the principal or geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•
Some adjustments were made between the results of Retail Banking, Global Wholesale Banking and Asset Management and Insurance in order to better reflect the UK’s results (mainly Abbey) in these three businesses, due to the improvement in management information systems as well as the development of a wholesale business model within the Group’s global sphere.

None of these changes is significant for the Group, and they do not modify its figures or those of the principal segments (geographic). The figures for 2007 have been restated and take into account the changes in the affected areas.
In addition, and in line with the criteria established in the International Financial Reporting Standards (IFRS), the results of businesses discontinued in 2007 (pension fund management institutions in Argentina, Chile, Mexico, Colombia and Uruguay) which consolidated by global integration are in “net profit from discontinued operations.” This enables management of the Group’s recurrent businesses to be better tracked.
The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including Drive) and Portugal is also set out.

•	United Kingdom. This covers retail banking, wholesale and asset management and insurance, carried out by the different units and branches of the Group present in the UK.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
20 January — March 2008

INFORMATION BY PRINCIPAL SEGMENTS
KEY DATA BY PRINCIPAL SEGMENTS

	Net operating income				Attributable profit to the Group
			Variation				Variation
Income statement (million euros)	Q1’ 08	Q1’ 07	Amount	(%)	Q1’ 08	Q1’ 07	Amount	(%)
Continental Europe	2,188	2,097	91	4.3	1,224	1,317	(93)	(7.1)
o/w: Four large retail units	1,886	1,615	271	16.8	1,029	921	107	11.7
Santander Branch Network	837	691	146	21.2	525	460	65	14.1
Banesto	357	311	46	14.7	191	163	28	17.0
Santander Consumer Finance	516	440	76	17.3	174	166	7	4.5
Portugal	177	174	3	1.8	139	132	7	5.4
United Kingdom	495	476	18	3.8	311	300	11	3.8
Latin America	1,796	1,315	481	36.6	729	681	49	7.1
o/w: Brazil	790	547	244	44.6	262	225	37	16.5
Mexico	450	361	88	24.4	188	156	33	20.9
Chile	244	199	45	22.8	133	131	2	1.7
Operating areas	4,479	3,888	590	15.2	2,264	2,298	(33)	(1.5)
Financial management and equity stakes	(243)	(653)	410	(62.8)	(58)	(495)	437	(88.3)
Total Group	4,236	3,236	1,000	30.9	2,206	1,802	404	22.4

	Efficiency ratio		ROE		NPL ratio		NPL coverage
Ratios (%)	Q1’ 08	Q1’ 07	Q1’ 08	Q1’ 07	31.03.08	31.03.07	31.03.08	31.03.07
Continental Europe	36.8	35.9	22.39	25.99	1.13	0.80	159	202
o/w: Santander Branch Network	36.2	39.1	25.24	24.22	0.87	0.56	193	299
Banesto	39.7	42.0	19.02	18.45	0.59	0.42	269	393
Santander Consumer Finance	28.6	29.7	24.80	28.87	3.15	2.66	92	114
Portugal	42.9	43.0	26.53	25.56	1.37	1.16	107	128
United Kingdom	47.1	50.8	29.59	31.34	0.66	0.55	59	81
Latin America	37.4	42.0	28.81	30.29	2.13	1.50	124	160
o/w: Brazil	35.6	40.6	31.54	32.01	3.26	2.62	102	99
Mexico	32.7	36.2	26.68	25.41	1.31	0.83	175	241
Chile	38.5	39.3	32.35	37.07	2.23	1.70	109	148
Operating areas	38.3	40.2	25.02	27.78	1.12	0.80	133	164
Total Group	41.3	46.3	17.40	18.48	1.16	0.82	133	177

	Employees		Branches*
	31.03.08	31.03.07	31.03.08	31.03.07
Operating means
Continental Europe	48,092	46,308	5,982	5,829
o/w: Santander Branch Network	19,212	19,337	2,894	2,839
Banesto	10,836	10,831	1,946	1,892
Santander Consumer Finance	7,437	6,374	285	279
Portugal	6,491	6,172	762	731
United Kingdom	16,709	16,616	705	711
Latin America	64,854	63,669	4,517	4,438
o/w: Brazil	21,297	21,680	2,120	2,044
Mexico	13,313	14,071	1,089	1,038
Chile	12,540	12,696	496	442
Operating areas	129,655	126,593	11,204	10,978
Financial management and equity stakes	1,651	1,756
Total Group	131,306	128,349	11,204	10,978

(*).-	Including traditional branches, banking services points and companies service points.
January — March 2008 21

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS

	Operating business areas			Continental Europe
Million euros	Q1 ’08	Q1 ’07	Var. (%)	Q1 ’08	Q1 ’07	Var. (%)

Income statement
Net interest income	4,541	3,898	16.5	2,164	1,856	16.6
Inc. from companies accounted by equity method	3	4	(25.0)	1	2	(49.6)
Net fees	2,079	2,022	2.8	1,052	1,115	(5.7)
Insurance activity	88	81	9.5	39	39	1.5
Commercial revenue	6,711	6,004	11.8	3,255	3,012	8.1
Gains (losses) on financial transactions	673	619	8.7	235	288	(18.4)
Gross operating income	7,384	6,623	11.5	3,490	3,300	5.8
Income from non-financial services (net) and other operating income	(25)	(13)	96.3	7	9	(22.4)
Operating expenses	(2,880)	(2,722)	5.8	(1,309)	(1,212)	8.1
General administrative expenses	(2,619)	(2,482)	5.5	(1,166)	(1,076)	8.4
Personnel	(1,582)	(1,482)	6.8	(770)	(718)	7.3
Other administrative expenses	(1,036)	(1,000)	3.6	(396)	(358)	10.7
Depreciation and amortisation	(262)	(240)	9.0	(143)	(136)	5.3
Net operating income	4,479	3,888	15.2	2,188	2,097	4.3
Net loan loss provisions	(1,133)	(679)	67.0	(484)	(271)	78.8
Other income	(153)	49	—	2	46	(94.8)
Profit before taxes	3,192	3,258	(2.0)	1,707	1,873	(8.9)
Tax on profit	(801)	(872)	(8.1)	(457)	(529)	(13.6)
Net profit from ordinary activity	2,391	2,387	0.2	1,250	1,344	(7.0)
Net profit from discontinued operations	1	30	(97.9)	—	—	—
Net consolidated profit	2,392	2,416	(1.0)	1,250	1,344	(7.0)
Minority interests	128	119	7.5	26	27	(3.2)
Attributable profit to the Group	2,264	2,298	(1.5)	1,224	1,317	(7.1)

Million euros	31.03.08	31.03.07	Var. (%)	31.03.08	31.03.07	Var. (%)

Balance sheet
Customer loans*	543,431	530,093	2.5	311,366	278,028	12.0
Trading portfolio (w/o loans)	111,927	115,943	(3.5)	53,698	32,487	65.3
Available-for-sale financial assets	22,179	24,110	(8.0)	9,224	10,449	(11.7)
Due from credit institutions*	87,670	119,633	(26.7)	53,501	73,969	(27.7)
Intangible assets and property and equipment	11,421	11,331	0.8	5,384	4,697	14.6
Other assets	54,687	45,216	20.9	20,798	16,801	23.8
Total assets/liabilities & shareholders’ equity	831,314	846,327	(1.8)	453,971	416,430	9.0
Customer deposits*	331,207	326,924	1.3	147,196	139,144	5.8
Marketable debt securities*	134,754	139,710	(3.5)	61,087	52,815	15.7
Subordinated debt	12,353	14,052	(12.1)	2,358	2,386	(1.2)
Insurance liabilities	13,854	12,030	15.2	11,740	9,761	20.3
Due to credit institutions*	122,442	153,839	(20.4)	75,529	77,852	(3.0)
Other liabilities	179,745	165,149	8.8	133,583	112,590	18.6
Shareholders’ equity	36,959	34,623	6.7	22,479	21,882	2.7
Other customer funds under management	147,619	187,966	(21.5)	92,697	112,097	(17.3)
Mutual funds	108,881	131,147	(17.0)	65,285	85,014	(23.2)
Pension funds	11,537	29,996	(61.5)	11,537	11,432	0.9
Managed portfolios	17,381	19,439	(10.6)	6,124	8,267	(25.9)
Savings-insurance policies	9,821	7,383	33.0	9,751	7,383	32.1
Customer funds under management	625,932	668,652	(6.4)	303,338	306,442	(1.0)

(*).-	Includes all stock of concept classified in the balance sheet
22 January — March 2008

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS

	United Kingdom			Latin America
Million euros	Q1’ 08	Q1’ 07	Var. (%)	Q1’ 08	Q1’ 07	Var. (%)

Income statement
Net interest income	583	572	1.9	1,795	1,470	22.1
Inc. from companies accounted by equity method	0	0	(46.0)	2	1	15.0
Net fees	237	251	(5.6)	790	656	20.4
Insurance activity	—	0	(100.0)	49	42	17.3
Commercial revenue	820	823	(0.4)	2,636	2,169	21.5
Gains (losses) on financial transactions	103	131	(21.7)	335	200	67.6
Gross operating income	923	955	(3.3)	2,971	2,369	25.4
Income from non-financial services (net) and other operating income	12	14	(14.9)	(44)	(36)	22.6
Operating expenses	(440)	(492)	(10.6)	(1,131)	(1,018)	11.1
General administrative expenses	(415)	(467)	(11.2)	(1,038)	(939)	10.5
Personnel	(238)	(261)	(9.1)	(574)	(502)	14.3
Other administrative expenses	(177)	(206)	(13.9)	(464)	(437)	6.1
Depreciation and amortisation	(26)	(25)	1.4	(93)	(79)	17.8
Net operating income	495	476	3.8	1,796	1,315	36.6
Net loan loss provisions	(80)	(81)	(1.5)	(569)	(327)	74.2
Other income	2	5	(54.7)	(158)	(3)	—
Profit before taxes	417	400	4.1	1,069	985	8.5
Tax on profit	(106)	(100)	5.3	(238)	(242)	(1.6)
Net profit from ordinary activity	311	300	3.8	830	743	11.7
Net profit from discontinued operations	—	—	—	1	30	(97.9)
Net consolidated profit	311	300	3.8	831	773	7.6
Minority interests	—	—	—	102	92	10.7
Attributable profit to the Group	311	300	3.8	729	681	7.1

Pro memoria:	Million sterling			Million dollars

Gross operating income	698	640	9.1	4,447	3,105	43.2
Net operating income	374	319	17.2	2,688	1,723	56.0
Attributable profit to the Group	235	201	17.1	1,092	892	22.3

Million euros	31.03.08	31.03.07	Var. (%)	31.03.08	31.03.07	Var. (%)

Balance sheet
Customer loans*	164,848	192,666	(14.4)	67,217	59,399	13.2
Trading portfolio (w/o loans)	35,218	59,273	(40.6)	23,011	24,183	(4.8)
Available-for-sale financial assets	39	23	70.1	12,916	13,638	(5.3)
Due from credit institutions*	21,853	22,244	(1.8)	12,315	23,420	(47.4)
Intangible assets and property and equipment	4,291	4,945	(13.2)	1,746	1,689	3.4
Other assets	11,097	7,551	47.0	22,791	20,865	9.2
Total assets/liabilities & shareholders’ equity	237,346	286,702	(17.2)	139,996	143,194	(2.2)
Customer deposits*	106,295	112,292	(5.3)	77,715	75,488	3.0
Marketable debt securities*	68,195	82,528	(17.4)	5,472	4,367	25.3
Subordinated debt	7,546	9,216	(18.1)	2,449	2,450	(0.0)
Insurance liabilities	5	11	(52.4)	2,109	2,259	(6.6)
Due to credit institutions*	28,691	44,871	(36.1)	18,223	31,116	(41.4)
Other liabilities	22,215	33,839	(34.4)	23,947	18,720	27.9
Shareholders’ equity	4,400	3,946	11.5	10,081	8,795	14.6
Other customer funds under management	8,542	13,640	(37.4)	46,380	62,230	(25.5)
Mutual funds	8,542	13,640	(37.4)	35,054	32,494	7.9
Pension funds	—	—	—	—	18,564	(100.0)
Managed portfolios	—	—	—	11,256	11,172	0.8
Savings-insurance policies	—	—	—	70	—	—
Customer funds under management	190,577	217,675	(12.4)	132,017	144,534	(8.7)

(*).-	Includes all stock of concept classified in the balance sheet
January — March 2008 23

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE
Continental Europe includes all activities carried out in this area: retail banking, global wholesale banking, asset management and insurance.
Total attributable profit was EUR 1,224 million (54% of the Group’s operating areas). Gross operating income was 5.8% higher, net operating income rose 4.3% and attributable income declined 7.1%.
The year-on-year comparisons between the first quarters of 2007 and 2008 is affected to a large extent by the wholesale business component, which in the first quarter of last year generated exceptional results because of the high revenues from trading, large corporate operations in Spain and the release of provisions (commented on later in the Global Wholesale Banking section). These factors distort the real evolution of results and the business performance in Continental Europe.
However, the performance of the first quarter of 2008 compares very well with that of the other three quarters of 2007. Gross operating income in the first quarter was 8.7% higher than the quarterly average for the whole of 2007, net operating income increased 12.4% and attributable profit 10.3%.
The four large units (84% of Continental Europe’s profits) performed well, as all of them generated profits that were higher than the first quarter of 2007 as well as the fourth quarter (+11.7% over Q107 and +14.6% over Q407, respectively).
In relation to the first quarter of 2007, this growth was due to the sharp rise in the most recurring revenues (net interest income, fees and insurance), and to control of costs. As a result, the efficiency ratio improved by more than two percentage points to 35.8%.
Net interest income was 18.5% higher than in the first quarter of 2007, favoured by active management of spreads which partly offset the slowdown in business volumes in line with the market trend. Of note was the Santander Branch Network, whose net interest income rose 7.4% over the fourth quarter of 2007 and 28.8% year-on-year, while Banesto’s was 4.0% and 13.9%, respectively. Santander Consumer Finance’s net interest income increased 10.7%, with moderate quarterly rises in the European and US components (both achieved record quarterly figures).
Net fees and insurance activity increased 7.6% over the first quarter of 2007 to EUR 869 million and comfortably offsetting the lower results from financial transactions.
Operating expenses grew 5.8%.
Net operating income rose 16.8%. The best performing units were Santander Branch Network (+21.2%), Santander Consumer Finance (+17.3%) and Banesto (+14.7%).
Net loan-loss provisions (+48.9%) reflect the increased cost of credit in Spain as well as in consumer businesses. This moderate increase was due to the cost of specific provisions and was partially offset by the non-cyclical effect of the generic ones. After deducing the provisions, the net operating income increased 9.5% and attributable profit 11.7%.
The growth in profits was mainly due to the units in Spain (+15%) and to a lower extent consumer finance business and Portugal. The latter’s growth was lower than usual and is expected to improve during the course of the year.
The pace of lending slowed down a little, but was still double digit (+12%) in year-on-year terms.
Deposits rose 6% overall (+11% including “Valores Santander”). Time deposits increased the most. Mutual funds, on the other hand, declined significantly both year-on-year and quarter-on-quarter in line with the market trend, while pension funds remained flat. Lastly, savings insurance grew 32%, as they are turning into an additional liquidity source.
24   January — March 2008

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE. MAIN UNITS

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	Q1’ 08	(%)	Q1’ 08	(%)	Q1’ 08	(%)	Q1’ 08	(%)

Income statement
Net interest income	837	28.8	398	13.9	552	10.7	194	11.7
Inc. from companies accounted by equity method	—	—	0	(29.7)	1	(51.5)	—	—
Net fees	437	3.2	159	3.3	156	36.1	95	(1.2)
Insurance activity	—	—	13	8.7	—	—	8	16.1
Commercial revenue	1,274	18.7	571	10.6	710	15.2	297	7.3
Gains (losses) on financial transactions	50	(32.0)	40	6.4	9	95.9	15	(51.2)
Gross operating income	1,324	15.4	611	10.3	718	15.8	312	1.4
Income from non-financial services (net) and other operating income	2	(49.3)	(5)	233.4	8	(10.1)	(1)	(27.9)
Operating expenses	(490)	6.2	(249)	3.3	(210)	11.0	(134)	1.2
General administrative expenses	(432)	7.1	(219)	3.0	(193)	11.0	(116)	0.6
Personnel	(319)	5.4	(166)	3.0	(91)	11.5	(76)	2.7
Other administrative expenses	(113)	12.2	(54)	2.7	(102)	10.6	(40)	(3.2)
Depreciation and amortisation	(58)	(0.0)	(30)	5.9	(17)	11.3	(18)	5.3
Net operating income	837	21.2	357	14.7	516	17.3	177	1.8
Net loan loss provisions	(117)	124.8	(62)	15.5	(268)	34.0	1	(90.9)
Other income	(1)	—	(0)	—	2	(47.6)	(4)	(59.8)
Profit before taxes	719	12.6	294	12.5	249	2.6	173	2.4
Tax on profit	(194)	8.4	(81)	5.2	(71)	0.1	(34)	(8.5)
Net profit from ordinary activity	525	14.2	213	15.6	178	3.7	140	5.4
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Net consolidated profit	525	14.2	213	15.6	178	3.7	140	5.4
Minority interests	0	86.2	22	4.3	4	(22.1)	0	2.0
Attributable profit to the Group	525	14.1	191	17.0	174	4.5	139	5.4

Balance sheet
Customer loans*	117,708	8.9	74,959	16.5	46,756	14.1	30,699	9.9
Trading portfolio (w/o loans)	—	—	4,031	(37.5)	24	92.6	1,131	21.1
Available-for-sale financial assets	9	228.9	4,543	(27.0)	182	214.2	1,092	8.9
Due from credit institutions*	143	53.2	21,963	2.1	3,075	(55.4)	3,836	(56.5)
Intangible assets and property and equipment	2,179	(0.5)	1,351	22.1	852	24.3	483	12.1
Other assets	696	37.3	5,134	69.2	1,614	14.9	4,326	(19.8)
Total assets/liabilities & shareholders’ equity	120,734	8.9	111,980	9.1	52,503	4.9	41,566	(6.6)
Customer deposits*	50,263	(0.3)	51,156	16.9	13,884	3.2	12,605	10.8
Marketable debt securities*	—	—	31,547	23.2	17,473	37.3	9,833	(13.5)
Subordinated debt	—	—	1,464	1.6	547	(5.1)	346	(6.2)
Insurance liabilities	—	—	—	—	—	—	3,960	(2.8)
Due to credit institutions*	234	809.4	15,033	(22.5)	15,971	(18.9)	10,935	(18.1)
Other liabilities	61,898	17.2	8,768	0.4	1,639	50.7	1,589	(6.3)
Shareholders’ equity	8,340	9.0	4,012	8.0	2,990	19.9	2,298	1.6
Other customer funds under management	47,812	(16.3)	12,193	(24.9)	394	0.4	10,187	(13.5)
Mutual funds	36,201	(25.2)	9,312	(25.6)	327	(1.7)	5,175	(16.0)
Pension funds	6,518	1.1	1,543	(4.4)	66	11.7	1,430	(1.6)
Managed portfolios	—	—	166	(80.1)	—	—	261	(26.5)
Savings-insurance policies	5,093	120.7	1,172	(7.7)	—	—	3,321	(12.7)
Customer funds under management	98,074	(8.8)	96,360	10.7	32,297	19.0	32,970	(5.5)

(*).-	Includes all stock of concept classified in the balance sheet
January — March 2008 25

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER BRANCH NETWORK
Attributable profit was more than EUR 500 million for the first time in a quarter. At EUR 525 million it was 14.1% higher than in the first quarter of 2007 and 17.1% more than the fourth quarter. The results were of a high quality, because of their solidness and recurrence. Despite the slower pace of growth in the Spanish economy, net interest income, gross and net operating income and attributable profit set new quarterly records.
Net interest income was 7.4% higher than in the fourth quarter of 2007 at EUR 837 million. It increased for the ninth straight quarter and was 28.8% higher than in the first quarter of 2007.
This was due to two strategies; the first, begun in 2006 with the “We Want to be your Bank” plan, which is driving the efforts in capturing and linking customers, and the second, the profitable growth in business, as a result of the moderate rise in balances. Customer spreads were also efficiently managed (3.47% in Q107 and 3.82% in Q108).
Fees amounted to EUR 437 million (+3.2%), affected by the decline in those from mutual funds. Those from credit risk insurance increased 15.6%, from means of payment 6.3%, from investment savings insurance 81.9% and from guarantees 6.9%.
Gains on financial transactions declined 32.0% year-on-year to EUR 50 million, impacted by market turmoil and sale of derivatives to customers.
Gross operating income was EUR 1,324 million, 15.4% more than in the first quarter of 2007 and 9.7% higher than in the fourth quarter.
The rise in costs, once the expansion projects are finished, is beginning to ease (+6.2% in Q108) and as the year advances will move toward the target of being below the inflation rate.
The growth differential between gross operating income and costs was 9.2 p.p. and enabled the efficiency ratio to improve further (-2.9 p.p. to 36.2%).
Net operating income rose 21.2% to EUR 837 million.
Net loan-loss provisions increased from EUR 52 million in the first quarter of 2007 to EUR 117 million a year later. Specific provisions (small release in Q107) rose and generic ones declined because of the lower growth in lending.
Net operating income, after deducting loan-loss provisions, increased 12.8% (almost the same as the 14.1% rise in attributable profit).
Lending rose by 9% (11% for the whole of 2007). Growth by products was as follows: loans (+16%), credit and leasing/renting (+7%): mortgages (+8%) and commercial bills (+3%). Loans to individuals grew 8% and to SMEs/companies 12%.
Although the NPL ratio (0.87%) is one of the lowest in the market, it has been rising in the last quarters in line with the sector’s trend. NPL coverage at 193% remained excellent.
In funding, we focused on deposits and savings-investment insurance products in the last months.
Customer deposits, including “Valores Santander”, increased 14%. The most dynamic component were time deposits and, within them, structured products, aggressively priced by many banks. Also within the policy of capturing funds, savings-investment insurance products doubled in the year to March (+EUR 2,800 million) to EUR 5,100 million.
The volume of mutual funds, meanwhile, shrank 25%, due to the strategy of favouring growth in deposits and insurance and their reduced attractiveness for investors, from the tax as well as the financial standpoint because of the increased return on time deposits. Pension funds increased slightly over March 2007.
26 January — March 2008

INFORMATION BY PRINCIPAL SEGMENTS
BANESTO
The first quarter for Banesto, against a backdrop of a slowdown in banking business and greater competition, was in line with the objectives for the year. Attributable profit was EUR 191 million, 17.0% higher year-on-year and 18.0% more than in the fourth quarter of 2007.
Like other segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 20 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.
Net interest income increased 13.9% to EUR 398 million (+4.0% more than the fourth quarter). The drivers were growth in business, particularly with SMEs and companies, and efficient management of prices and spreads.
Net fees and revenue from insurance rose 3.7% to EUR 173 million. Growth was slower because of the fall in fees from mutual and pension funds (-17.8%) due to the lower balances in these products, the result of Banesto’ policy of concentrating more since the end of 2007 on capturing deposits.
Fees from services, however, increased 7.5% to EUR 138 million. Of note was the 14.2% rise in those from payments, derived from transactional business and linkage. Fees from insurance were 8.7% higher at EUR 13 million.
Gains on financial transactions amounted to EUR 40 million (+6.4% more than Q107). The main driver was again the distribution of treasury products to customers (+14.3%).
As a result gross operating income increased 10.3% to EUR 611 million (3.5% more than Q407).
Disciplined control of costs continued to be one of Banesto’s strengths. They remained virtually flat in the last three quarters and were 3.3% more than in the first quarter of 2007, significantly below the rise in gross operating income. The efficiency dipped below 40% (39.7%) for the first time (42.0% in Q107).
Net operating income amounted to EUR 357 million, up 14.7% year-on-year.
Net loan-loss provisions of EUR 62 million were 15.5% more than in the first quarter of 2007. As we had anticipated, the rise in non-performing loans produced an increase in specific provisions and, because of the lower growth in lending, a decline of 51.9% in generic provisions.
After deducting provisions and tax, net profit was 15.6% higher than in the first quarter of 2007 at EUR 213 million.
Lending, including securitisations, amounted to EUR 76,233 million at the end of March (+16% year-on-year).
Lending to the private sector increased 16% with a balanced performance (growth to SMEs and companies offset the slowdown in mortgage business). As a result, all products increased: commercial bills rose 9%, secured loans 10% and other lending 26%.
Rigorous control of credit risk quality produced a NPL ratio of 0.59% at the end of March and NPL coverage was 269% (0.42% and 393%, respectively, a year earlier). With these ratios, Banesto’s performance over the last 12 months was the best among its peers in Spain.
On-balance sheet customer funds amounted to EUR 84,168 million, 19% more year-on-year. Off-balance sheet ones, affected by the markets and by the Banesto’s policy of focusing more on deposits, amounted to EUR 12,193 million, 25% lower than in the first quarter of 2007. Total managed funds amounted to EUR 96,360 million (+11% year-on-year).
January — March 2008 27

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER CONSUMER FINANCE
Consumer finance business and results had a sustained growth. Attributable profit was 4.5% higher year-on-year at EUR 174 million (4.0% more than in Q407). There were three drivers behind the big units:
•
Faster growth than in the same quarter of 2007 in revenues and profits in the traditional European units (attributable profit was 3.4% higher year-on-year and 9.2% more than Q407), strongly backed by the recovery in Germany which more than offset the weakening of the Spanish market.

•
The good performance of the unit in the US whose attributable profit was 28.2% higher in dollars thanks to its efficienct policy in risks and prices in a complex environment. Growth in euros was 12.3% because of the dollar’s slide, which knocked 3 p.p. off the area’s total growth.

The striking capacity to grow profitably in an environment of economic slowdown via appropriate management of business volumes, spreads and “jaws” (gross operating income rose 33.4% and costs 12.5%, both in euros) enabled the higher provisions (+50.7%) to be absorbed and maintain good credit quality standards (NPL ratio of 4.09% and NPL coverage of 113%).

•	The promising performance of new units which, while still not contributing to profits because of their launch costs, are making an increasing contribution to new lending.
Total assets under management amounted to EUR 49,000 million (+14% year-on-year). New lending in the first quarter was EUR 6,600 million, in line with the same period of 2007. This was due, on the one hand, to the weak growth in European car markets (new vehicles: -3% overall, with those in Spain down 15%), and the US (7% lower year-on-year in financed autos) and, on the other, the impact of the dollar’s slide and of Easter Week on the total area’s growth (- 5 p.p.).
Despite this, Santander Consumer Finance’s auto finance in Europe grew at a faster pace than the market (+ 1.4%), driven by Germany’s recovery and the new units. Product diversification was also stepped up, with the most profitable products (cards and direct lending) acocunting for 33% of total new business. Prices and spreads in Europe and the US were also better in the first quarter for new business, with the consequent positive impact on revenues in coming quarters.
Gross operating income was 15.8% higher than in the first quarter of 2007 and 6.9% more than the fourth quarter. This was due to the strength of fee income (+36.1%) linked to cross-selling, particularly in Europe, and the 10.7% rise in net interest income.
Expenses increased 11.0% year-on-year, largely because of the launch in the second half of 2007 of new business platforms (+5 p.p. growth), although 4.1% lower than the fourth quarter. The efficiency ratio improved by 10 b.p. to 28.6% and net operating income increased 17.3% to EUR 516 million.
This performance in revenues and costs absorbed the 34.0% increase year-on-year in net loan-loss provisions (in line with the economic slowdown in some countries). Nevertheless, credit quality standards remained high (NPL ratio of 3.15% and NPL coverage of 92%).
New platforms of growth
Santander Consumer Finance continued its expansion into high potential markets. Of note was the launch of a new start-up in Slovakia which, with the technical backing of the unit in the Czech Republic, will develop auto finance business.
The Group also reached two agreements in principle during the first quarter of 2008 with General Electric and Royal Bank of Scotland to acquire consumer finance assets in Europe, both subject to the corresponding regulatory approvals. These acquisitons will increase Santander Consumer Finance’s presence in Germany, the Netherlands, Belgium, Finland and Austria, as well as in auto finance in the UK, thus reinforcing Santander’s consumer market presence in Europe. Overall, it will attain EUR 8,500 million more under management in Europe and high synergies with its units in these countries.
28 January — March 2008

INFORMATION BY PRINCIPAL SEGMENTS
PORTUGAL
Santander Totta’s attributable profit was 5.4% higher year-on-year at EUR 139 milion (15.8% more than Q407).
The year-on-year performance reflects, on the one hand, the good evolution of retail banking (+10.2% in revenues and 20.9% in profit), focused on capturing funds and on disciplined management of spreads, and, on the other, the impact of wholesale banking (chiefly fees and gains on financial transactions) because of the smaller number of big operations compared to the first quarter of 2007.
Net interest income was 11.7% higher at EUR 194 million, setting a new quarterly record. This was due to greater business volumes and efficient management of spreads.
Net fees were 1.2% lower due to the slowdown in investment banking, while insurance activity was up 16.1%. Commercial revenue increased 7.3% to EUR 297 million.
Gains on financial transactions (-51.2% to EUR 15 million) reflected, on the one hand, the greater volatility of markets and, on the other, the aforementioned reduction in revenues from large wholesale operations, which were particularly high during the first quarter of 2007. As a result, gross operating income was only 1.4% higher at EUR 312 million. Operating expenses increased 1.2%, consistent with disciplined cost control. The efficiency ratio improved slightly at 42.9%.
Net operating income was EUR 177 million (+1.8% year-on-year), due to the release of EUR 1 million of provisions until March 2008 compared to EUR 6 million in the first quarter of 2007.
Profit before taxes was marginally higher (+2.4%) at EUR 173 million. By segments, Retail Banking’s grew 20.9%, Asset Management and Insurance’s 6.3% and Global Wholesale Banking’s was 58.7% lower.
Total lending stood at EUR 30,700 million at the end of March (+10% year-on-year). Of note were loans to individual customers (+9%), companies (+13%) and SMEs/businesses (+23%).
The NPL ratio was 1.37% and NPL coverage 107% (+21 b.p. and -21 p.p., respectively).
Total managed customer funds were EUR 32,970 million, focusing on deposits which grew 11%, while mutual funds and capitalisation insurance were down 16% and 13%, respectively.
OTHERS
The rest of businesses (Wholesale Banking, Asset Management, Insurance and Banif) generated attributable profit of EUR 195 million, 50.7% lower than in the first quarter of 2007 (EUR 395 million).
As with the increases in 2007 (+83% in attributable profit), the decline in the first quarter of 2008 was due to wholesale banking whose results in the first quarter of last year were exceptional and much higher than the other three quarters of 2007. Wholesale banking’s share of the businesses included here is between 70% and 90% depending on the income statement line.
Asset Management also produced lower revenues and profits because of the lower volumes managed in mutual funds, as profits from pensions were slightly higher. Insurance’s profits grew 10% and those of Banif, fuelled by net interest income and lower needs for provisions, were 20% higher.
January — March 2008 29

INFORMATION BY PRINCIPAL SEGMENTS
UNITED KINGDOM
The Group continued the solid trend on which it ended 2007. Attributable profit was EUR 311 million, 3.8% more than in the first quarter of 2007. The percentage rise was affected by sterling’s slide. In sterling, the profit was 17.1% higher at £235 million and 12.8% more than in the fourth quarter. All the percentage changes in the rest of this section are in sterling terms.
Like the other segments, Abbey’s figures have been restated in accordance with the criteria on page 20 of this report. This means that the figures given below do not coincide with those published by Abbey in the UK.
Gross operating income increased 9.1% year-on-year (in sterling), largely due to the significant rise in net interest income (+15.1%) which reflects significant growth in assets and efficient management of spreads. Net fees rose 6.6% and gains on financial operations were 11.6% lower, because of the reduced flow of operations.
Operating expenses were virtually flat (+0.9%) and the efficiency ratio improved from 50.8% in the first quarter of 2007 to 47.1% in the same period of 2008, the result of “jaws” of 8 points as gross operating income was in the top end of the target range (between 5 and 10%).
Net loan-loss provisions increased 11.1%, reflecting the good quality of mortgages and lower exposure in UPLs.
The NPL ratio inched up to 0.66% at the end of March (0.55% a year earlier). NPL coverage dropped from 81% in the first quarter of 2007 to 59% due, as reported in 2007, to the change of mix which means a smaller proportion of doubtful personal loans (whose NPL coverage is higher) and a larger share of doubtful mortgage loans (lower coverage ratio). Both the actual figure, as well as the evolution of both ratios, compare well with the market.
Customer loans stood at £114,000 million, up 10% year-on-year, backed by residential mortgages (+10%) and commercial mortgages (+36%), partially offset by a 21% fall in UPLs.
Gross mortgage lending was 18% higher than in the first quarter of 2007 (6% lower in repayments). The estimated market share in net new lending was around 16%, with a significant flow also expected for the second quarter.
This increase in market share is partly due to greater lending and more so to greater retention because of the decline in repayments. The spreads on new lending more than double those of the first quarter of 2007, while maintaining prudent risk criteria. Abbey’s high net market share during the first quarter of 2008 partly reflects the reduction in the sub-standard mortgage segments, where Abbey’s exposure is insignificant.
This growth, moreover, was combined with a strong improvement in spreads on new loans, which were more than double those of the first quarter of 2007.
UPLs maintained the trend of 2007, with new loans down 17% and a rise of 87 b.p. in spreads.
The sale of credit cards increased 70% thanks to attractive interest rates, promotional campaigns and the networks’ focus on sales.
The net flow of deposits was £800 million, in line with the first quarter of 2007 and £200 million higher than the fourth, despite the tough price competition. Growth was spurred by the opening of bank accounts (those by adults increased 44% year-on-year) and by significant flows in banking business and private banking operations. The sale of investment products increased 7% thanks to competitive products and the rise in the number of sales advisors at the end of the quarter.
In short, Abbey continued to increase retail banking balances, reflecting an appropriate mix of lending (close to 60% based on deposits and 10% in short-term financing). Abbey’s liquidity position also improved through the rationalisation of certain credit and securities financing operations within Santander Global Banking and Markets.
Abbey will fine tune the Partenón platform during 2008 so as to enhance the quality of service, efficiency and increase customer linkage. It will also continue to train staff in order to boost their productivity.
Progress was also made in developing corporate banking at Abbey and securing Santander’s global presence as it strives to become a retail bank offering all services.
30 January — March 2008

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA
Grupo Santander generated attributable profit of EUR 729 million in the first quarter of 2008, 7.1% more than a year earlier (+10.4% excluding the exchange rate impact). On a like-for-like basis (i.e. excluding pension business which was sold in 2007), net profit from ordinary activity increased 11.7% (+15.4% without the exchange rate effect).
Retail Banking continued to be the engine of growth in the region. Its profit before tax rose 8.9% (+13.3% excluding the exchange rate effect).
The trends were very positive: gross and net operating income and attributable profit grew by 17%, 16% and 19% respectively over the fourth quarter of 2007.
After almost three quarters of financial turmoil in mature markets, the region’s economies continued to expand robustly and at rates higher than their historic average (more than 5% in 2007). The forecasts for 2008 are for growth of around 4.5%.
Inflation, while moderate (5.9% average in 2007), began to rise to more than 6.5% in March. In response, central banks are tightening their monetary policies and the main countries increased their key interest rates (Mexico, Chile and Colombia and recently also Brazil). Forecasts point to an easing as of the second quarter.
General government accounts continued to be healthy, thanks not only to the positive evolution of tax receipts, but also control of primary spending. The region’s primary surplus in 2007 is estimated at close to 4.0% of GDP, (according to recent estimates and pending final data from countries). The global fiscal situation (including interest payments on public debt) is almost in balance.
The external accounts are also in a good position, although the region’s current account is expected to be in deficit this year (less than 1% of GDP) after five years of surplus. The strong growth in imports, particularly capital goods due to the dynamism of investment, is the main reason for the current account deficit. As regards the financial account, foreign direct investment will continue to be high and comfortably finance the current account deficit.
The stock of international reserves, which was at a record level in 2007, will continue to increase and foreign debt to decline (from 19.5% of GDP in 2007 and more than 40% at the turn of the decade to 17% in 2008).
The favourable economic climate (sustained growth, declining unemployment, controlled inflation and, in short, improved wellbeing) continues to enable more people to enter the financial system.
Lending by the region’s banks rose 29% and savings 18%. The pace of lending to individuals, after several years of strong expansion, has been declining in the last few quarters, while loans to companies and institutions have accelerated.
The Group set its strategy for Latin America in November 2006 with the “Programa América 20.10”, which was confirmed in September 2007 to analysts and investors. The strategy, in the second year of this plan, continues to focus on developing the commercial franchise and, particularly, on business growth and recurrent revenues from individual customers and SMEs.
The main drivers of retail banking in 2007 as well as in 2008 will continue to be development and linkage of customers, growth in anchor products, and the drive in global businesses for individuals and lending.
However, the lower growth in the global economy (though not affecting Latin America very much), turmoil in the markets in recent quarters and, in general, the greater uncertainty in economies and markets led to some tactical adjustments in 2008:
1)	Greater emphasis on customer linkage rather than expanding the customer base (i.e. more emphasis on profitability and less on growth);

2)	Greater emphasis on growth in savings, especially deposits; and

3)	Transferring to the price of loans the increased cost of funds from the higher risk premium.
January — March 2008 31

INFORMATION BY PRINCIPAL SEGMENTS
At March 31, the Group had 4,517 points of sale (including traditional branches and points of banking attention and in companies), 79 more than a year earlier (19 of them in the first quarter of 2008), and 16,453 ATMs.
The number of customers rose by 2.1 million in the year to March to 25.8 million, 23% of whom are “linked” (i.e. Santander is their main bank and their number grew by 1.1 million).
Anchor products, key elements for capturing customers and linkage, continued to grow at a fast pace. The stock of payroll cheques deposited in accounts stood at 5.9 million, the number of credit cards increased by 2.1 million in the year to March to 14.0 million, the number of consumer loans rose by 0.8 million to 7.9 million and the number of insurance policies rose by 3.3 million to 12.5 million.
Revenues from the global businesses of individuals, means of payment, bancassurance and asset management also grew strongly, taking advantage of the Group’s capacities for product innovation, transmission of best practices and global synergies. Excluding the exchange rate impact, the commercial revenue from means of payment businesses and bancassurance increased 55% (a slower pace because of more restrictive conditions, in view of the rise in NPLs) and 41% respectively, while that from asset management, discounting the impact of pension businesses sold, rose 17%.
Loans to individuals and SMEs grew 24% year-on-year and accounts for 51% of total Group lending in Latin America (50% in March 2007), with a market share of at 9.6% over the last twelve months in consumer credits and lending via credit cards. However, the greater emphasis on the retail segment (individuals and SMEs) increased the risk premium, but this was offset by higher revenues. At the end of March 2008, the risk premium was 2.55% (1.73% in March 2007).
The main developments of the Group’s activity in Latin America in the first quarter of 2008 (all percentage changes exclude the exchange-rate impact) were:
•
Strong growth in lending (+24% to individuals and SMEs). By products, consumer loans grew 20%, cards 35%, mortgages 19% and other loans 20%. The market share in lending in those countries where the Group operates is 9.8%. Bank savings rose 18%, with deposits up 20% and mutual funds 14%. Our market share of bank savings is 8.1%.

•
The market share of total banking business (loans, deposits and mutual funds) was 8.7%. In line with the Group’s strategy, market shares were increased in retail products, while the focus in wholesale businesses was concentrated more on providing services and generating fees than on boosting the volume of loans. In savings, the Group concentrated on capturing “cheap” funds, consolidating with it in the first quarter of 2008 the slight recovery in spreads begun in 2007.

•
Net interest income, backed by the expansion of retail business, particularly loans to individuals and SMEs, rose 25.9%. Spreads — with differences among countries — were basically the same as those in the fourth and third quarters of 2007, while deposits consolidated the slight recovery of spreads started in 2007.

•
Net fees increased 23.3%, the fruit of concentrating on generating recurrent revenues and, specifically, the emphasis on developing products and services that produce fees. Of note were fees from insurance (+47%) and from cards (+29%).

•	Net gains on financial transactions increased 63.4% because of customer activity and capital gains in portfolios.

•
Gross operating income grew 28.4% and operating expenses 13.8% (average inflation of 6.7%). The growth in costs will tend to diminish in 2008 because, although specific business development programmes will continue, the pace of expansion of installed capacity will ease up until uncertainty about the prospects for the global economy evaporates.

•	The efficiency ratio improved by 4.6 percentage points to 37.4% and net operating income was 39.4% higher.

•
Net loan-loss provisions grew 75.3%, because of the growth in lending and, above all, the greater focus on the more profitable segments, but also with a higher risk premium. The NPL ratio in March was 2.13% (1.50% a year earlier), while NPL coverage was 124%.

•	Net operating income less loan-loss provisions increased 27.3%.

•
In line with the Group’s strategy, Retail Banking’s net operating income increased 52.7% and its profit before tax 13.3%. Global Wholesale Banking and Asset Management and Insurance registered growth of 6.7% and 11.7%, respectively.

Because of the impact on business and on the conversion of accounts into euros, the interest rates and exchange rates are set out below:
•
Average short-term interest rates (weighted average for the region) were virtually unchanged between the first quarter of 2007 and the same period of 2008, although the movements varied from country to country. They dropped in Brazil (-1.8 p.p.) and Puerto Rico (-1.7 p.p.) and rose in Mexico (+0.5 p.p.), Chile (+1.1 p.p.), Argentina (+1.7 p.p.), Colombia (+1.9 p.p.) and Venezuela (+7.9 p.p.).

•
Earnings in euros were negatively affected by average exchange rates. Latin American currencies appreciated against the dollar, particularly the Brazilian real and the Chilean peso, but the dollar, the currency used to manage business in Latin America, depreciated 12% against the euro. The Brazilian real strengthened against the euro from 2.76 to 2.60, the Chilean peso from 708 to 693 while and the Mexican peso depreciates from 14.4 to 16.2.

32 January — March 2008

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA. MAIN UNITS

	Brazil		Mexico		Chile
Million euros	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)

Income statement
Net interest income	662	26.1	469	2.8	298	38.8
Inc. from companies accounted by equity method	0	(63.3)	—	(100.0)	(0)	79.3
Net fees	369	31.0	151	18.8	89	16.7
Insurance activity	17	(18.0)	14	49.2	15	40.0
Commercial revenue	1,049	26.6	634	7.0	401	33.2
Gains (losses) on financial transactions	220	64.9	61	780.4	3	(91.9)
Gross operating income	1,268	31.9	695	15.9	404	20.4
Income from non-financial services (net) and other operating income	(6)	201.1	(18)	(11.2)	(4)	(11.9)
Operating expenses	(472)	14.3	(227)	4.2	(155)	17.9
General administrative expenses	(438)	14.9	(205)	2.5	(139)	16.0
Personnel	(235)	22.3	(112)	9.4	(85)	18.8
Other administrative expenses	(204)	7.5	(93)	(4.8)	(54)	11.9
Depreciation and amortisation	(33)	7.3	(23)	22.5	(16)	36.6
Net operating income	790	44.6	450	24.4	244	22.8
Net loan loss provisions	(280)	60.5	(140)	55.4	(71)	127.5
Other income	(107)	422.4	(8)	232.6	11	(5.3)
Profit before taxes	404	14.8	302	12.2	184	2.7
Tax on profit	(138)	11.2	(49)	(23.9)	(20)	(31.1)
Net profit from ordinary activity	266	16.7	252	23.7	164	9.1
Net profit from discontinued operations	—	—	—	(100.0)	—	(100.0)
Net consolidated profit	266	16.7	252	22.5	164	2.6
Minority interests	5	27.1	64	27.2	31	6.8
Attributable profit to the Group	262	16.5	188	20.9	133	1.7

Balance sheet
Customer loans*	17,328	15.1	14,205	3.3	18,231	17.7
Trading portfolio (w/o loans)	7,275	3.1	9,493	(28.3)	2,522	76.9
Available-for-sale financial assets	3,407	25.8	3,722	(41.9)	2,257	217.4
Due from credit institutions*	3,531	(61.0)	5,364	(2.9)	1,661	(38.0)
Intangible assets and property and equipment	594	(10.6)	435	19.2	355	17.8
Other assets	11,511	8.9	4,516	(19.5)	2,652	76.8
Total assets/liabilities & shareholders’ equity	43,646	(3.2)	37,736	(16.0)	27,678	25.2
Customer deposits*	20,309	11.1	19,786	(12.6)	15,851	18.5
Marketable debt securities*	1,265	33.5	1,200	20.4	2,425	65.3
Subordinated debt	1,557	3.1	48	(17.8)	682	(1.1)
Insurance liabilities	1,906	23.0	98	7.1	88	48.1
Due to credit institutions*	4,990	(60.6)	8,636	(29.6)	3,843	7.1
Other liabilities	10,285	43.4	5,362	(21.1)	2,990	96.7
Shareholders’ equity	3,334	12.1	2,606	26.9	1,800	27.1
Other customer funds under management	20,471	11.7	9,379	(24.4)	4,223	(65.4)
Mutual funds	19,519	11.2	9,379	4.0	4,217	10.6
Pension funds	—	—	—	(100.0)	—	(100.0)
Managed portfolios	887	15.6	—	—	—	—
Savings-insurance policies	64	—	—	—	6	—
Customer funds under management	43,601	11.6	30,412	(15.7)	23,181	(16.4)

(*). -	Includes all stock of concept classified in the balance sheet
January — March 2008 33

INFORMATION BY PRINCIPAL SEGMENTS
BRAZIL (excluding Banco Real)
The following figures do not include Banco Real, since it is not fully consolidated into the Group. In October is foreseen a presentation to the markets detailing the integration plan for our two banks in Brazil.
Before incorporating Banco Real, Santander Brazil had 2,120 points of sale and 8.3 million customers (+696,000 in the year to March).
The economy grew 5.4% in 2007. Domestic demand was the engine of growth. This year the economy is forecast to expand by less than 5%. Inflation was 4.5% in 2007, the same as the central bank’s target for 2008. The central bank, which has held the SELIC rate at 11.25% since last September, decided in April to raise it by 50 b.p. to 11.75%, in response to worsening inflation expectations.
In this scenario, Santander Brazil is very well positioned. Its strategy is focused on expanding retail businesses: capturing and, above all, linkage of customers; growth in savings and in distribution businesses (auto finance, loans linked to deposit of payroll, credit cards) and development of business with SMEs and companies. Furthermore, wholesale banking is also an important objective.
The number of linked customers reached 2.0 million (20% rise year-on-year and 24% of the total). The capturing of customers depositing their payroll cheques has been a significant source of growth and, above all, of linkage. In the year to March the number of payroll cheque customers increased by 391,000 to 1.4 million. The customer base was also expanded through organic growth and channels for those without current accounts.
In the last twelve months, the number of credit cards was 800,000 higher at 3.8 million. Also, 433,000 consumer credits were granted (stock of 5.0 million) and the number of insurance policies reached 3.4 million.
Total lending rose 21%. That to individuals (+26%) increased at a faster pace than the market average. Of note was lending via credit cards (+50%), loans linked to payroll deposit (+18%) and auto finance (+26%). Loans to SMEs increased 48%. These growth rates gave us a market share of 5.2% in total lending and 5.5% in the segment of individuals.
Deposits and mutual funds increased 22%, with deposits growing at 32% and mutual funds 14%. The market share of total savings was 4.7%.
As regards the income statement, and always in local currency, commercial revenue increased 19.3%, driven by the rise in business volumes (particularly retail loans) and the growth in fees and revenue from insurance activity (+20.2%). Spreads, however, declined because of the fall in average interest rates between the two periods of 1.8 p.p., despite no change in the SELIC rate for the last two quarters. Gains on financial transactions were 55.4% higher, benefiting from sales of some stakes.
Operating expenses (+7.7%), were slightly higher than inflation (4.7%) due to the expenses incurred in ongoing business development plans, while programmes to expand installed capacity will slowdown in 2008. Net operating income rose 36.2%.
Net loan-loss provisions increased 51.2%, as a result of greater lending and, especially, focusing on products and segments with a higher risk, but with a greater return. The risk premium rose a little although it was only 19 b.p. higher than in the first quarter of 2007. Net operating income less loan-loss provisions increased 29.2%.
This strong growth did not wholly feed through to profits, because of the “other income” item which includes various allowances for contingencies and in the first quarter of 2007 was much lower than usual. As a result, attributable profit was 9.8% higher (+16.5% in euros) at EUR 262 million. Retail Banking, which accounted for 56% of the region’s total profits, increased its profit before taxes by 28.3%, while that of Asset Management and Insurance and Global Wholesale Banking decreased 16.5% and 8.8% respectively.
Attributable profit was 28.6% higher, comparing very favourably with the fourth quarter of 2007.
The efficiency ratio was 35.6% (+5.0 p.p. year-on-year). The recurrence ratio was 84.1% (improvement of 10.3 p.p.) and ROE was 31.5%. The NPL ratio stood at 3.26% and NPL coverage was 102%.
34 January — March 2008

INFORMATION BY PRINCIPAL SEGMENTS
MEXICO
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 16.1% and 16.2% in deposits and mutual funds. It has 1,089 points-of-sale and 8.6 million customers (+0.4 million in 12 months).
The economy grew 3.3% in 2007 and is expected to expand 3% this year. In order to counter the adverse effects of the US slowdown, the government designed a packet of economic measures including an ambitious infrastructure investment project, which will spur growth for the next few years. With inflation expected to decline, the central bank could cut its interest rates before the end of the year.
With a multi-channel model and very segmented, the strategy in 2008 continues to focus on linkage and, to a lesser extent, increasing the number of customers and profitable growth in retail businesses.
In line with this strategy, the Group increased its linked customers by 190,000 (+17%) in the year to March (16% of the total). One of the levers for this is the “Relación Integral” programme (launched in 2007), which gives benefits to customers who hold a checking account or deposit their payroll cheque in their account, have a credit card (or another type of credit) and a long-term investment product or mutual fund.
The depositing of payrolls in accounts continues to be one of the main products for growth, while cards and consumer credits improve linkage. In the first quarter of 2008 the Group absorbed 21% of new mortgages in the medium-high segment, backed by a very competitive product, an efficient “factory” and a very quick response. Lastly, businesses continued to be developed with SMEs and transactional ones strengthened, both for companies and in Global Wholesale Banking.
In the year to March, 297,000 new credit cards were issued for a total of 5.1 million. The number of new consumer credits granted during this period was 81,000 and 2.4 million customers have their payroll cheques paid into their account. The number of insurance policies stood at 2.9 million (+788,000).
Lending increased 19%, particularly to individual customers: consumer credit plus loans via credit cards increased 21%, although at a slower pace in line with the market; mortgages grew 32% and loans to SMEs 51% (higher than the market). Deposits and mutual funds grew 13% (deposits +9% and mutual funds +20%). The market share reached 16.2%.
Turning to the income statement, and always on the basis of local currency, commercial revenue increased 19.9%. Net interest income was up 15.2%, reflecting the strong growth in lending and the higher spread on loans, as a result of efficient management of prices and the higher share of more profitable loans in total lending.
Net fees and insurance activity revenue increased 35.6%. Of note was the growth in those from insurance, cards, mutual funds and investment banking. Gains on financial transactions amounted to EUR 61 million (EUR 7 million in the first quarter of 2007), partly due to capital gains generated in debt portfolios.
Operating expenses were 16.7% higher (inflation of 4.2%) because of the increase in installed capacity (+51 branches in 12 months) and business development programmes. Net operating income, thanks to gross operating income growing faster than costs, increased 39.5%.
Net loan-loss provisions rose 74.1%, reflecting both the shift in lending towards products with a higher spread but also a greater risk as well as the deterioration of the risk premium of credit cards which, despite this, continued to have an NPL ratio lower than that of competitors.
Net operating income less provisions rose 27.9% and attributable profit was 35.5% higher at EUR 188 million (+20.9% in euros). By segments, Retail Banking’s profit before tax rose 25.6% and contributed 77% of the Group’s total. Global Wholesale Banking’s profit before tax was 18.3% higher and Asset Management and Insurance’s rose 61.7%.
Net operating income was 25.6% higher and attributable profit increased 32.2%, also comparing very favourably with the fourth quarter of 2007.
The efficiency ratio improved 3.5 p.p. in 12 months to 32.7%, the recurrence ratio was 73.5% and ROE 26.7%. The NPL ratio (1.31%) and NPL coverage (175%) continued to underline the high credit risk quality.
January — March 2008 35

INFORMATION BY PRINCIPAL SEGMENTS
CHILE
Santander Chile is the largest financial group in Chile (in terms of customers, business and profits). Its market shares are: 21.1% in loans and 21.9% in deposits and mutual funds. It has 496 points-of-sale and 2.8 million customers.
The economy expanded 5.1% in 2007, slowing down in the second half of the year, and is expected to grow by more than 4% this year (domestic demand growth of over 6%). Inflation is high (8.5% year-on-year in March), but higher official interest rates (+75 b.p. in 2007 and +25 b.p. this year) and a stronger currency are helping to bring it down.
Santander Chile continues to focus on increasing customer linkage and on a higher return, particularly growth in business with individual customers and SMEs and by developing global businesses for both individuals (wholesale banking, asset management, means of payment and insurance) as well as wholesale customers.
The denser distribution network and improvements in the quality of service helped to increase the number of customers by 330,000 and the number of linked ones by 13% to a total of 861,000.
The franchise’s development can also be gauged from the increase in the number of credit cards (+12% in 12 months to 1.4 million), the consumer loans granted (+78,000) and growth in the number of payrolls paid into accounts and in insurance policies (+33% in both).
Loans to individual customers increased 16% (market share of 25%). Of note was the 13% rise in consumer credits and loans via credit cards. Loans to SMEs rose 18% and deposits and mutual funds increased 15% (market share of 21.9%).
In results (and always in local currency), gross operating income increased 17.7%, net interest income was up 35.7% (higher than the growth in business volumes, which underscores the better spreads) and revenue from fees plus insurance activity grew 16.8%.
Operating expenses increased 15.3% (inflation of 8.5%), due to the development of business infrastructure (+54 points-of-sale since March 2007). Net operating income was 20.1% higher. Net loan-loss provisions increased 122.5%, reflecting a rise in the risk premium (+81 b.p. in 12 months to 1.83%) as a result of the larger share in total lending of non-mortgage loans to individuals.
Net operating income less provisions increased 1.0% and attributable profit was 0.5% lower (+1.7% in euros) at EUR 133 million, because of the impact of the sale of pension business in 2007. Net profit from ordinary activity (i.e. discounting the effect of this sale) increased 6.7% (+9.1% in euros).
Compared to the fourth quarter of 2007, profit from ordinary activity was 11.5% more.
Retail Banking’s profit before tax rose 7.8% (85% of the Group’s total PBT in Chile), Asset Management and Insurance’s increased 18.4% and Global Wholesale Banking’s was 53.7% lower.
The efficiency ratio improved 0.8 p.p. to 38.5%. The recurrence ratio was 63.8% and ROE 32.4%. The NPL ratio was 2.23% and NPL coverage 109%.
OTHER COUNTRIES
Argentina
Santander Río is one of the country’s leading banks, with market shares of 9.8% in loans and 9.9% in deposits plus mutual funds. The Group has 277 points-of-sale and 2.1 million customers (+221,000 in 12 months and +33% in linked customers).
The economy’s fundamentals are solid (current account surplus and general government surplus). Both are expected to remain in surplus in 2008 and GDP will continue to growth briskly, though probably at a slower pace.
36 January — March 2008

INFORMATION BY PRINCIPAL SEGMENTS
The Group’s strategy focuses on maximising the return on its franchise and placing more emphasis on customer linkage than on increasing the number of customers. In line with this focus, the pace of expanding the branch network is slowing down.
Lending rose 22%, mainly to individuals (+40%) and SMEs (+45%). The bank has been particularly active in consumer loans and credit cards (market share of 11.1%). More than 186,000 loans were granted in the year to March and 417,000 cards. Deposits plus mutual funds rose 20% (demand deposits +46%).
Commercial revenue increased 35.4%, net operating income 34.9% and net profit from ordinary activity excluding discontinued operations 26.5%. Attributable profit amounted to EUR 50 million. The efficiency ratio was 48.4% and the recurrence ratio 85.5%. The NPL ratio stood at 1.36% and NPL coverage was 218%.
Puerto Rico
Santander Puerto Rico is one of the island’s largest financial institutions. It has 135 branches, 503,000 customers (20% of them linked) and market shares of 11.3% in loans, 10.4% in deposits and 21.8% in mutual funds.
The economy is in recession, affecting both the pace of banking business and profitability, under pressure from lower activity and the rise in risk premiums. In this environment, the Group continues to focus on developing business with individual customers and companies. Lending rose 3% and deposits plus mutual funds 7%.
A loss of EUR 6 million was made in the first quarter, due to higher net loan-loss provisions as net operating income (EUR 41 million) was 44.8% higher excluding the exchange rate impact. The efficiency ratio was 52.9% and the recurrence ratio 46.7%. The NPL ratio was 4.22% and NPL coverage 78%.
Venezuela
Banco de Venezuela is one of the country’s largest banks, with market shares of 12.1% in loans and 11.5% in deposits. It has 283 branches and 2.9 million customers (+403,000 since March 2007).
Propelled by oil at record prices, the economy continues to grow strongly (8.4%) and is expected to slow a little this year. Inflation is more than 20%.
The focus this year is on maximising the profitability of the balance sheet and boosting recurrent revenues, through greater customer linkage (growth in transactional deposits and fee-generating services) and strict risk control. Lending rose 38% (more so in consumer credit and SMEs). Deposits and mutual funds rose 10%.
Attributable profit was EUR 53 million, 32.7% more excluding the exchange-rate impact (+16.2% in euros). Various regulatory measures were published in the first quarter which will put pressure on growth in net interest income and fees. The efficiency ratio was 34.5% and the recurrence ratio 64.8%. ROE was 39.6%, the NPL ratio 1.37% and NPL coverage 217%.
Colombia
The Group’s market shares are 2.7% in loans and 2.8% in deposits plus mutual funds. We have 75 branches and 365,000 customers.
In a stable economic and financial environment, the Group focused on developing its franchise and on selective business growth, particularly in retail segments. Lending to individual customers and SMEs rose 31% (gain of 72 b.p. in the market share of mortgages and 18 b.p. in consumer loans), while deposits and mutual funds rose 35%.
Attributable profit was EUR 8 million, 1.0% higher year-on-year excluding the exchange-rate impact because of the increase in net loan-loss provisions and the impact of discontinued operations, as net operating income grew 92.1%. The NPL ratio was 1.74% and NPL coverage 174%.
Other countries
Uruguay’s attributable profit was EUR 3 million, while in Peru activity was focused on corporate banking and tending to global customers.
LATIN AMERICA. RESULTS

	Gross operating		Net operating		Attributable profit
	income		income		to the Group
Million euros	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)	Var. (%)*

Brazil	1,268	31.9	790	44.6	262	16.5
Mexico	695	15.9	450	24.4	188	20.9	23.7
Chile	404	20.4	244	22.8	133	1.7	9.1
Puerto Rico	87	6.8	41	26.8	(6)	—
Venezuela	231	53.1	137	105.5	53	16.2
Colombia	35	50.3	14	95.7	8	2.8	38.6
Argentina	136	14.8	69	15.8	50	(5.7)	8.5
Rest	31	29.3	(1)	(70.4)	(2)	—
Subtotal	2,886	25.8	1,744	37.5	686	7.3	12.2
Santander Private Banking	85	13.1	52	11.8	43	4.2
Total	2,971	25.4	1,796	36.6	729	7.1	11.7

(*). -	Change of results from ordinary activity before discontinued operations (sale of pension funds management institutions)
January — March 2008 37

INFORMATION BY PRINCIPAL SEGMENTS
FINANCIAL MANAGEMENT AND EQUITY STAKES

			Variation
Million euros	Q1 ’08	Q1 ’07	Amount	(%)

Income statement
Net interest income (w/o dividends)	(537)	(394)	(144)	36.4
Dividends	22	3	18	542.9
Net interest income	(516)	(391)	(125)	32.1
Inc. from companies accounted by equity method	338	56	282	499.4
Net fees	(6)	12	(18)	—
Insurance activity	—	(1)	1	(100.0)
Commercial revenue	(183)	(323)	140	(43.4)
Gains (losses) on financial transactions	146	(132)	278	—
Gross operating income	(37)	(455)	418	(91.9)
Income from non-financial services (net) and other operating income	(5)	(5)	(0)	4.0
Operating expenses	(201)	(193)	(8)	4.3
General administrative expenses	(155)	(126)	(29)	22.7
Personnel	(74)	(48)	(26)	54.8
Other administrative expenses	(81)	(79)	(2)	3.1
Depreciation and amortisation	(46)	(67)	20	(30.8)
Net operating income	(243)	(653)	410	(62.8)
Net loan loss provisions	(2)	9	(11)	—
Other income	(82)	(149)	68	(45.3)
Profit before taxes	(326)	(793)	467	(58.9)
Tax on profit	270	304	(34)	(11.2)
Net profit from ordinary activity	(56)	(489)	433	(88.5)
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	(56)	(489)	433	(88.5)
Minority interests	2	6	(4)	(69.9)
Attributable profit to the Group	(58)	(495)	437	(88.3)

Balance sheet
Trading portfolio (w/o loans)	2,939	1,181	1,757	148.7
Available-for-sale financial assets	15,171	9,960	5,211	52.3
Investments	15,371	4,839	10,532	217.7
Goodwill	13,125	14,368	(1,243)	(8.7)
Liquidity lent to the Group	86,607	79,294	7,314	9.2
Capital assigned to Group areas	36,959	34,505	2,455	7.1
Other assets	60,741	37,116	23,625	63.7
Total assets/liabilities & shareholders’ equity	230,914	181,263	49,651	27.4
Customer deposits*	947	187	760	406.3
Marketable debt securities*	100,063	82,731	17,333	21.0
Subordinated debt	22,576	19,303	3,272	17.0
Preferred securities	—	—	—	—
Other liabilities	51,842	35,640	16,202	45.5
Group capital and reserves	55,486	43,402	12,084	27.8
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	123,586	102,221	21,365	20.9

(*). -	Includes all stock of concept classified in the balance sheet
38 January — March 2008

INFORMATION BY PRINCIPAL SEGMENTS
FINANCIAL MANAGEMENT AND EQUITY STAKES
This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 20 of this report.
The cost of liquidity, via the transfer of funds to various businesses, is done at the short-term market rate, which was 4.20% in the first quarter of 2008 (3.70% in the same period of 2007).
The area made a loss of EUR 58 million including ABN AMRO’s net contribution of EUR 151 million. Its incorporation to the Group’s financial statements had the following impact: revenues of EUR 252 million, recorded in income accounted for by the equity method and costs net of taxes of EUR 101 million.
Excluding ABN AMRO’s net contribution, the area’s loss was EUR 209 million (EUR 495 million loss in the same quarter of 2007). The comments below exclude ABN’s contribution.
Commercial revenue (before gains on financial transactions) was EUR 291 million negative, similar to the EUR 323 million negative in the first quarter of 2007. The higher figure in Q108 (+EUR 32 million) is due to the net difference between the negative impact on net interest income of higher financing costs and the positive effect of higher dividends and income accounted for by the equity method (Cepsa and Sovereign Bancorp).
The main difference between the two periods is reflected in financial transactions (EUR 146 million positive in Q108 compared to a loss of EUR 132 million in the same period of 2007). This increase was largely due to the euro/dollar and euro/sterling exchange position (which covers the negative effect of the depreciation of these currencies on Latin America’s and the UK’s results), which was EUR 200 million more than in 2007.
The negative results in 2007 were due to the losses from exchange rate differences (chiefly in dividends from subsidiaries), as well as losses in equity operations.
Expenses were EUR 8 million higher (+4.3%) than in the first quarter of 2007. The sale of offices and particular buildings in Spain pushed up general expenses as a result of now renting these properties, partly offset by a drop in amortisation.
Net loan-loss provisions were insignificant (EUR 2 million of provisions against EUR 9 million of releases in Q107).
“Other income” covers the gap of various provisions and allowances for contingencies anticipated at the Group’s consolidated level but not recorded in the results of the various units until their effective materialisation. This item was negative in the two periods, less so in Q108.
As regards the area’s sub segments:
•	Equity Stakes: this sub segment centralises the management of equity stakes in financial and industrial companies.

At the end of March, the unrealised capital gains in listed financial and industrial stakes were estimated at more than EUR 3,000 million.

•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages shareholders’ equity.

It includes the cost of hedging the capital of the Group’s non-euro denominated investments. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange rate risk continued to be hedged in 2007 and in the first quarter of 2008.

This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.

January — March 2008 39

INFORMATION BY SECONDARY SEGMENTS
INCOME STATEMENT AND BUSINESS VOLUMES SECONDARY SEGMENTS

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	Q1 ’08	(%)	Q1 ’08	(%)	Q1 ’08	(%)	Q1 ’08	(%)

Income statement
Net interest income	4,541	16.5	4,135	16.4	395	19.2	12	(9.2)
Inc. from companies accounted by equity method	3	(25.0)	2	(28.3)	0	(0.7)	—	—
Net fees	2,079	2.8	1,746	10.3	225	(31.5)	108	(3.2)
Insurance activity	88	9.5	0	(99.5)	—	—	88	9.7
Commercial revenue	6,711	11.8	5,883	14.5	620	(6.0)	208	1.5
Gains (losses) on financial transactions	673	8.7	376	76.1	285	(29.5)	12	655.9
Gross operating income	7,384	11.5	6,259	16.9	905	(14.9)	220	6.6
Income from non-financial services (net) and other operating income	(25)	96.3	(22)	269.1	(3)	(55.4)	(0)	—
Operating expenses	(2,880)	5.8	(2,527)	5.4	(278)	9.4	(75)	7.7
General administrative expenses	(2,619)	5.5	(2,291)	4.9	(256)	9.9	(71)	10.6
Personnel	(1,582)	6.8	(1,386)	5.7	(161)	12.4	(35)	29.2
Other administrative expenses	(1,036)	3.6	(905)	3.6	(95)	5.9	(36)	(3.1)
Depreciation and amortisation	(262)	9.0	(235)	10.4	(22)	3.7	(4)	(24.2)
Net operating income	4,479	15.2	3,710	25.8	623	(22.3)	145	5.8
Net loan loss provisions	(1,133)	67.0	(1,104)	52.1	(29)	—	(0)	1.9
Other income	(153)	—	(145)	—	(2)	—	(6)	65.5
Profit before taxes	3,192	(2.0)	2,461	9.7	592	(32.8)	139	4.2

Business volumes
Total assets	831,314	(1.8)	595,398	5.4	216,407	(17.9)	19,509	9.6
Customer loans	543,431	2.5	474,315	5.4	69,073	(13.5)	43	(69.9)
Customer deposits	331,207	1.3	267,557	(0.6)	63,649	10.2	0	—
RETAIL BANKING
Retail Banking generated 85% of total gross operating income and 77% of profit before tax in the first quarter (EUR 2,461 million, +9.7% year-on-year). Continental Europe, Abbey and Latin America performed well, despite the negative impact of exchange rates.
Gross operating income was 16.9% higher at EUR 6,259 million. Net interest income kept up its trend and increased 16.4% over the first quarter of 2007 and 3.2% over the fourth quarter, fuelled by greater business and better customer spreads. Net fees rose 10.3% and gains on financial transactions increased in the components of customers and portfolios.
Operating expenses rose 5.4%, leaving the “jaws” (the difference between the growth in gross operating income and costs) at more than 11 p.p. This enabled the efficiency ratio for the whole of Retail Banking to improve by 4.1 p.p. to below 40%.
Net operating income increased 25.8% to EUR 3,710 million (9.3% more than the fourth quarter of 2007).
Net loan-loss provisions were 52.1% higher than in the first quarter of 2007 because of the growth in lending, the entry into more profitable segments and products, a small rise in risk premiums and the release of some provisions in units in the first quarter of last year. However, the strength of net operating income absorbed the higher provisions, and produced net operating income less provisions 17.2% higer (+20% excluding exchange rate impact).
Regarding customer business, both customer lending and deposits including the “Valores Santander”, grew at around 10%.
•
Retail Banking in Continental Europe, against a background of economic slowdown and uncertainty, continued the growth trends. Net interest income rose 18.2%, net operating income 16.8% and profit before tax 9.2%. All units (Santander Branch Network, Banesto Retail, Santander Consumer Finance and Portugal Retail) grew at a brisk pace.

The main drivers continued to be: business growth, although more moderate, good management of prices in an environment of rising interest rates and controlled costs. The efficiency ratio improved from 39.0% in the first quarter of 2007 to 37.3% a year later.

40 January — March 2008

INFORMATION BY SECONDARY SEGMENTS
•
United Kingdom’s Retail Banking in euro terms was very determined by the negative impact of the exchange rate (12-13 p.p.). Net operating income in euros was 6.8% higher and 20.6% more in sterling, thanks to growth of 8.8% in gross operating income and lower costs (-2.1%). The combined effect was an improvement in the efficiency ratio of 5.1 p.p. to 47.9%. Net loan loss provisions remained stable, enabling profit before tax to be 28.3% higher (+13.7% in euros).

•
Retail Banking in Latin America continued to produce good results, based on growth in customer business, the good performance of net interest income and net fees, and control of costs compatible with business development. Commercial revenue increased 22.6% in euros and net operating income 48.2%. Net operating income less provisions increased 35.6%. Excluding the exchange rate impact, the respective growth rates were 24.9%, 39.4% and 27.3%.

The growth strategy was based on increasing the number of individual customers and SMEs, developing anchor products, such as payroll and credit cards, and focusing on more profitable products in all countries.

The negative comparison in other income because of the release in 2007 of a fund constituted in Brazil (which it was not necessary to use), resulted in year-on-year growth of 8.9% in profit before tax (+11.3% excluding the exchange rate impact).

The performance of the three main countries (Brazil, Mexico and Chile) was very good. Their combined commercial revenue (in euros) grew 23.7%, a pace which reached 49.8% in net operating income and 19.3% in profit before tax. Excluding the exchange rate impact, the growth rates were 24.0%, 51.3% and 21.4% respectively.

Global Private Banking, almost all of which is included in this segment and in various geographic areas, generated profit before tax of EUR 121 million, 11.3% more than in the first quarter of 2007.
This division, created in the second half of 2007, includes units specialised in financial advice and management of the assets of high income clients (Banif in Spain, Cater Allen, James Hay and Abbey Sharedealing in the UK and Santander Private Banking in Latin America and Italy) and units of domestic private banking in Portugal and Latin America, managed on a shared basis with local retail banks.
The focus in 2008 is on boosting the number of clients and deepening business with existing ones. Assets under management declined 8% to EUR 100,000 million. This decrease was the result of the market crunch and the dollar’s slide against the euro, which could not be offset by the good results in the capturing of deposits. Revenues grew 8.2% year-on-year and combined with strict cost control produced an increase of 11.3% in profit before tax (+21.6% excluding exchange rate impact).
On a management basis, this division is in the process of implementing and adapting its business model to various units, with particular emphasis on the IT platform for customer management which will be the same one for all of them. This will enhance the quality of service and produce significant synergies.
RETAIL BANKING. RESULTS

	Gross operating		Net operating		Profit before
	income		income		taxes
Million euros	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)

Continental Europe	2,987	13.7	1,853	16.8	1,386	9.2
o/w: Spain	2,132	13.1	1,303	17.1	1,073	10.5
Portugal	278	10.2	151	19.6	147	20.9
United Kingdom	792	(3.6)	419	6.8	360	13.7
Latin America	2,480	30.3	1,438	48.2	716	8.9
o/w: Brazil	1,031	45.1	604	77.9	225	36.2
Mexico	598	16.5	380	25.7	233	12.0
Chile	364	27.3	222	36.0	156	10.2

Total Retail Banking	6,259	16.9	3,710	25.8	2,461	9.7

January — March 2008 41

INFORMATION BY SECONDARY SEGMENTS
GLOBAL WHOLESALE BANKING
This segment, managed by Santander Global Banking & Markets, contributed 12% of gross operating income and 19% of profit before tax of the operating areas’ total (EUR 592 million, 32.8% less than in the first quarter of 2007).
Year-on-year comparisons are affected by the change in the conditions of international wholesale markets and, in Santander’s case, by comparing the first quarter of 2008 with an exceptional first quarter in 2007 (record revenues and profits), the result of three factors:
•	High revenues from trading (EUR 272 million as against EUR 149 million in Q108);

•	Large specific operations in investment banking and loans in Spain and Portugal;

•	And the release of generic allowances (EUR 51 million compared with EUR 25 million of provisions in Q108).
Gross operating income was 14.9% lower year-on-year and expenses were 9.4% higher, taking the efficiency ratio to around 30% (30.6%).
Net operating income was 22.3% lower at EUR 623 million and profit before tax declined 32.8% because of the release of generic provisions already mentioned.
Comparisons are better if made with the whole of 2007 and not just with the same quarter of last year. Based on the quarterly averages, gross operating income was 9% higher, net operating income 15% and profit before tax 14%.
This performance was the result of the strength of customer revenues which, although 5% lower year-on-year because of a record Q107, were 19% higher than the quarterly average of 2007. This reflected the improvements in global management of products and businesses and the extension of Santander Global Connect.
By geographic areas, United Kingdom and Latin America registered solid year-on-year growth in gross operating income from customers (+18% and 43% respectively) offsetting the lower contribution from Spain and Portugal due to aforementioned large corporate operations.
From the management standpoint, Santander Global Banking & Markets continued to deepen its global business focus via new developments in its customer-product vector.
The integration of Abbey Financial Markets into Global Wholesale Banking was completed in Q108, increasing our degree of diversification and improving our competitive position in Europe.
In the customer vector, the Global Customer Relationship Model, which manages global corporate and institutional customers, was reviewed. The interrelation with the product areas was also strengthened, via restructuring the coverage area and developing specialised units. The model’s revenues amounted to EUR 372 million (-7% year-on-year).
The product vector’s areas also made progress in becoming more global and adapting to the changing needs of markets and customers. Areas were aligned by families of products, particularly in the markets’ part, aiding their global design and taking advantage of their leverage and the strength of the retail banks in the markets where Santander is present. The areas are as follows:
1) Global Transaction Banking
This area, which comprises cash management and trade finance as well as basic finance, continued to make progress in competitive local and regional solutions for corporate customers in their natural markets.
Gross operating income was 37% higher than in the first quarter of 2007 and the pace of growth was stronger than in the fourth quarter. Of note by businesses was stronger cash management activity, (performing well in Europe and Latin America) as well as a spurt in trade finance in Latin America (double digit growth). Strong contribution from basic financing supported by better spreads.
42 January — March 2008

INFORMATION BY SECONDARY SEGMENTS
2) Corporate Finance
This area, which covers mergers and acquisitions and asset and capital structuring, was very active in brokerage and advisory services, particularly in cross border operations. However, its gross operating income declined 78% year-on-year because of specific operations in Spain and Portugal in the first quarter of 2007.
Of note in Mergers and Acquisitions were the following operations: in Europe, Imperial Tobacco’s takeover bid of Altadis, and the integration in Fersa of the wind-power assets of various companies via a non-monetary capital increase; in Latin America, the sale of the Brazilian power company Ponte de Pedra to Grupo Suez-Tractebel, the advice provided in Colombia on the merger of Transportadora de Gas del Interior with Transcogas and three cross border operations in Mexico.
Of note in Asset and Capital Structuring, where we are leaders in Spain in structured loans for R&D, were two leasing structures for financing LNG ships for Gas Natural, and one for Ultrajas (Chile).
3) Credit
The year-on-year comparisons for this area, which covers all the units of origination, risk management and distribution of structured credit and debt products, are also affected by the operations conducted in the first quarter of 2007, as well as by the wholesale credit market crunch. Gross operating income was 20% lower than in the first quarter of 2007.
Of note in structured finance was the participation in large financing operations. Among the completed ones was the Altadis takeover with £10 billion financing, and in bonds and securitisations the strong generation of private issues in the face of the slowdown in the whole market.
4) Rates
In a context of high volatility, this area, which covers all trading activities in interest rate and exchange rate markets for wholesale (Santander Global Markets) and retail customers (Santander Global Connect), generated gross operating income 25% higher than in the first quarter of 2007.
Thanks to the soundness of traditional markets and the push in other new ones, the area achieved its objectives and produced a varied portfolio of operations. Spain and Brazil, the two most important areas for the business, began the year well.
Of note by lines of activity was the growth of business with Customer Relationship Model companies, particularly in Latin America. Noteworthy in the business with retail clients (Santander Global Connect) was the stronger growth in Latin America, reflecting expansion in markets and the potential of the companies’ segment in our natural markets. There were also good results from management of books, particularly in Spain.
5) Equity
The gross operating income of this area, which covers all activities related to the equity markets, was 10% lower year-on-year, affected by the large operations in Q107 and a very uncertain market.
This environment negatively affected brokerage activities, particularly in Europe where revenues were halved, although we are still the leaders in Spain (14.97% market share including Banesto Bolsa). Latin America was less affected; its gross operating income was virtually the same, spurred by the better results in Brazil and Chile.
The greater degree of volatility and uncertainty also put a brake on activity in the primary markets and delayed most listings except in very few cases. This reduced revenues to one-third of those in the first quarter of 2007.
On the other hand, the greater demand in the market for risk coverage solutions and positions spurred activity in equity derivatives. Of note was the performance in Spain where revenues almost doubled over same quarter of 2007, thanks to sales as well as to management of books.
Also noteworthy was brokerage derivatives on equities in organised markets, as well as the rest of sales activities.
Lastly, custody also offered a solid performance. Gross operating income grew 6% year-on-year, due to our traditional leadership in sub-custody in Spain.
43 January — March 2008

INFORMATION BY SECONDARY SEGMENTS
ASSET MANAGEMENT AND INSURANCE
This segment accounted for 3% of the operating areas’ total gross operating income and 4% of profit before tax (EUR 139 million, +4.2% year-on-year).
Gross operating income rose 6.6%, mainly driven by insurance activity which offset lower revenues from funds. One of the reasons for the latter was the slowdown in mutual funds business in Spain’s complex market in which customers and commercial networks focused on traditional deposits and/or structured under the form of an insurance.
Expenses (+7.7%) reflect the development of both global businesses. Net operating income was 5.8% higher at EUR 145 million and the same increase in profit before tax. Latin America’s obligatory pension business is not included in the figure as this business was sold and discontinued in the fourth quarter of 2007.
Total gross operating income contributed to the Group, including that recorded by the distribution networks, increased 5.9% year-on-year to EUR 950 million.
Asset Management
Santander Asset Management’s global business generated EUR 395 million of fees in the first quarter of 2008, 16.0% lower than in the same period of 2007. Profit before tax, after deducting operating expenses and fees paid to the networks, was 2.9% higher at EUR 58 million. Total managed assets amounted to EUR 120,000 million.
Business in developed countries was conducted in an environment of strong preference for on-balance sheet funds and a lack of confidence in the markets. Of note in this environment was the quality of Santander Asset Management’s portfolios which suffered no problems of solvency.
The global strategy continued to focus on developing platforms for transnational investment, improving the product mix and spreads. We also continued to streamline the range of products and gradually use the platform in Luxembourg to unify products which can be distributed from anywhere in the world. The main developments by units and geographic areas are as follows:
In Spain, and within traditional asset management, the Group managed EUR 50,000 million in mutual funds and investment companies, 27% less than in the first quarter of 2007.
The main factors behind the large net outflow of funds in the industry as a whole (-15% year-on-year) are the reduced tax attractiveness of funds compared to alternative products, the higher return on time deposits in a context of a strong appetite for liquidity and savers’ search for security in a complex market. These trends intensified at the start of 2008 and the markets also performed negatively.
In Santander Asset Management’s case, other factors were the impact of the issue of convertible bonds by the Santander Branch Network in the fourth quarter of 2007 and the strengthening of investment-savings insurance which further reduced funds in such products.
Nevertheless, the Group remained the leader in the sector with a market share of 21% (excluding real state funds) according to Inverco. In the markets’ current environment, Santander’s asset management institution maintained its characteristic management soundness, with the launching of new products within the most conservative range, the ones most demanded by customers and by the Group’s networks.
Growth in pension plans in Spain was lower at both Group and banking industry level because of tax changes made in 2007 to contributions to individual plans. At the end of March, Santander Asset Management managed more than EUR 10,000 million (+1% year-on-year), 85% of which were individual plans, the segment where the Group is the market leader.
In Portugal, mutual and pension funds continued the policy of improving the mix of products, which continued to push up the average commission in a context of greater competition for deposits. Managed assets amounted to EUR 6,600 million, (-13% year-on-year).
ASSET MANAGEMENT AND INSURANCE. RESULTS

	Gross operating		Net operating		Profit before
	income		income		taxes
Million euros	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)

Mutual funds	95	3.8	53	(1.0)	53	(0.3)
Pension funds	8	30.7	5	48.9	5	56.8
Insurance	118	7.7	87	8.6	81	5.2

Total Asset Management and Insurance	220	6.6	145	5.8	139	4.2

44 January — March 2008

INFORMATION BY SECONDARY SEGMENTS
The UK still benefited from the restructuring within the global model and Abbey’s drive in retail structured products which continued to grow strongly. Managed assets, once management commitments with institutional clients were concluded, amounted to EUR 8,500 million.
Latin America’s mutual funds under management rose 14% year-on-year, excluding the exchange-rate impact, to EUR 35,000 million. Brazil had EUR 20,000 million under management (+14% year-on-year), while Mexico’s funds grew 20% and Chile’s 8%.
Santander Asset Management, meanwhile, kept its strong presence in alternative management products, where the Group manages more than EUR 10,000 million. Of note were:
•
In funds of hedge funds, Optimal performed well in international business, both in terms of the volume managed (EUR 5,200 million, + 4% on a like-for-like basis) as well as the return in a difficult environment.

•
In real estate funds, where we are the leader in Spain with a market share of 46% according to Inverco, the focus remained on increasing the range of products and investment markets (basically European real estate markets), as well as boosting the management capacity of real estate investment companies for private banking customers in Spain.

•	In venture capital funds, Santander Private Equity manages more than EUR 300 million.
Insurance
The global business of Santander Insurance generated total revenues (fees and insurance activity) of EUR 555 million (+30.1% year-on-year), 7.5% of the operating areas’ total. The total contribution to the Group’s results, which combines profit before tax of the insurance companies and brokers (EUR 81 million) and fees received by networks, was EUR 518 million (+29.0% year-on-year).
Premium income in the first quarter amounted to EUR 2,500 million, 16% more than in the same period of 2007. Savings life products accounted for a larger share of the total (75%) than life-risk (14%) and non-life (11%). Of the total premium income distributed, 85% was subscribed by the Group’s companies.
In 2008 Santander Insurance made further progress in its global business model with new developments in products and distribution channels. Of note was the launch of the “affinities” channel, which leverages relations with the Group’s corporate clients to distribute insurance to clients. It began with two distribution agreements. This complements the strength of our main distribution channel (branches) for all types of insurance and the drive of direct channels.
By geographic areas, all the insurance units performed well compared with the first quarter of 2007.
All the units of Continental Europe (61% of the total contribution) did well. Spain’s contribution rose 36% year-on-year to EUR 167 million, largely due to the very strong marketing in the Santander Branch Network and the increased sales of life-risk products by Banesto.
Of note in Portugal was insurance linked to loans. Its total contribution to the Group was 44% higher year-on-year at EUR 39 million.
Santander Consumer Finance kept up a strong pace of growth, particularly in Germany. Its contribution increased 27% to EUR 111 million.
The UK’s total contribution was EUR 55 million, 2.1% more year-on-year in sterling and on a like-for-like basis, after cancellation of the distribution agreement with intermediaries at the end of 2007, +8.2%. This was backed by a better mix of products and a greater contribution via distribution of general insurance and life-protection products, which countered the evolution of PPI products.
Latin America generated EUR 147 million (+32% without the exchange-rate impact and 28% of the Group’s total contribution in the first quarter). The greater marketing via banking networks and other channels such as telemarketing, together with the development of simple and transparent life-risk products, increased the total contribution of the main countries by high double digit growth rates. Of note were Brazil (47% of the region’s contribution) and Mexico whose growth was the strongest (+67%).
January — March 2008 45

CORPORATE GOVERNANCE AND OTEHR RELEVANT FACTS
CORPORATE GOVERNANCE
The Bank published on April 18, 2008 the 2007 Annual Report of Grupo Santander together with the Reports of the Audit and Compliance Committee and the Appointments and Remuneration Committee.
These reports reflect the importance that Santander attaches to transparency, particularly at times like now of uncertainty in the international financial markets, as it is the key for restoring investor confidence.
The ample information in the Annual report has helped Banco Santander remain in the DJSI index since 2000.
In 2007, the ratings obtained in this index were the best so far. In some aspects, such as Risk & Crisis Management, the rating was the highest possible (100 on a scale of 1 to 100), making Santander the “best in class” of the financial sector.
Also of note was the score obtained in prevention of money laundering, which in 2007 was 94, well above the average of 63. The Board of Banco Santander, at its meeting on January 28, 2008, agreed the appointment of Mr. Juan Rodríguez Inciarte as a director. He covers, by cooption the vacancy left by Mutua Madrileña Automovilista.
OTHER SIGNIFICANT FACTS
•	Separating the businesses of ABN AMRO
•
This process continues, following the statement of the Dutch central bank on March 4 that it had no objections to the global plan. The next step will be to approve each business’s specific separation plan.

•	Agreements to acquire assets
•
Agreement with Fortis to acquire the asset management activities of ABN AMRO in Brazil, acquired by Fortis as part of the acquisition of ABN AMRO by the consortium of Royal Bank of Scotland, Fortis and Santander. The EUR 209 million operation is due to be completed during the second quarter of 2008. It is subject to the usual conditions of closure, as well as the required approvals by regulatory bodies.

•
Preliminary agreement with General Electric to exchange assets, subject to its definitive closure and regulatory approvals. Under the agreement Interbanca will be sold to GE Commercial Finance and Santander, in turn, will acquire the units of GE Money in Germany, Finland and Austria, and its cards and auto finance units in the UK.

The assets to be exchange have been valued at EUR 1,000 million. Including this operation, Santander will obtain from the sale of the whole of Grupo Antonveneta (valued at the time of the purchase of ABN at EUR 6,600 million) EUR 10,000 million. As a result, the investment in the retained businesses of ABN AMRO amounts to EUR 10,800 million.

•
A preliminary agreement was reached in April to acquire the consumer finance business of Royal Bank of Scotland in Continental Europe, including its activities in Germany, the Netherlands, Belgium and Austria by a total amount.of EUR 336 million. This business has 2.3 million customers and assets of EUR 2,200 million recorded in 2007. The acquisition depends on a definitive agreement and on approval from the regulatory authorities, including the German banking supervisor and the competition authorities.

•	Dividends
•
A third interim dividend of EUR 0.12294 per share charged to 2007 earnings was paid on February 1. As of May 1, the fourth dividend of EUR 0.28196 will be paid, 41% more than the same one for 2006. The total dividend for 2007 will be 25% higher at EUR 0.65078.

46 January — March 2008

CORPORATE SOCIAL RESPONSIBILITY
Santander Universities
The Bank continued its programmes to support universities and the mobility of students and teachers as a fundamental element for developing quality higher education. Specifically:
•
Santander stepped up its programme by signing agreements with Moscow’s State Institute of International Relations and Russia’s School of Finance of Vocational Training to launch mobility programmes and it is also backing the activities of the Spanish departments of Russian universities, which promote the Spanish language, among others.

•
In the UK, Abbey signed an agreement with Cambridge University to foment academic relations and the exchange of knowledge between Cambridge and Latin American universities. It also signed an agreement with Queen Margaret University to finance travel scholarships, research projects and a prize for excellence.

•
In Spain, a ceremony was held at the University of Salamanca to award 165 Santander scholarships to students from 20 Latin American universities. The seventh edition was presided by Prince Felipe, the heir to the throne, and Princess Letizia accompanied by Manuel Zelaya, the President of Honduras, and Emilio Botín, Chairman of Santander.

•
Santander also delivered 75 international scholarships to students from the University of Puerto Rico, via its five-year old exchange programme with the university. This agreement has so far benefited 300 Puerto Rican students.

•	In Mexico, travel scholarships were awarded to 57 students from three universities so they can study in other academic institutions in their country.
Universia
Universia is the world’s largest university cooperation network, with 1,056 uniersities in 14 countries. The Universia employment portal puts students and companies in contact with one another. In 2007, more than 90,000 students found their first job thanks to this portal.
It is also a forum for cultural activities. More than 9,000 students and teachers took part in “Fototalentos 2008”, an initiative of the Banco Santander Foundation in cooperation with Universia. The objective is to link students and teachers through a photography competition for Spanish- and Portuguese-speaking students.
Humanitarian actions and volunteers
Grupo Santander continued to be involved in humanitarian actions via various units. Some of them are:
•	Santander provided aid to the victims of floods in Ecuador. An account was opened and one euro donated for every remittances to the country.
•
The “Ponle Peso a Tabasaco” programme of Santander Mexico and UNICEF collected EUR 1.3 million via ATMs for the benefit of children and teenagers of the states of Chiapas, Oaxaca, Yucatán and Mexico DF.

•
In Brazil, the “A Historia da Gente” project of the Palavra Mágica Foundation, in cooperation with Banco Santander, obtained the first “Cultura Viva” prize awarded by Brazil’s Culture Ministry. The aim is to encourage reading in local state schools.

The environment
Banco Santander and Banesto won the public tender called by the Institute for the Diversification and Saving of Energy (IDAE), which markets a deposit account paying 7% interest to foment investment in renewable energy.
Employees at the Group’s headquarters in Madrid volunteered for the “Day of the Tree” at Boadilla del Monte when more than 2,000 trees were planted. In Venezuela, the Bank’s employees planted trees in Barquisimeto.
Recognitions
Santander was named “The Bank with the best image in Spain” by FRS Grupo Inmark, a leading financial sector research company.
This recognised the Bank’s efforts to provide customers with an excellent service, increase the levels of satisfaction and linkage and establish lasting relations.
This and the significant improvements in key aspects such as customer satisfaction and linkage, resulting from the “We want to be your Bank plan”, enabled Banco Santander to increase the reputation of its brand.
January — March 2008 47

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com
Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)
www.santander.com

Key consolidated data

			Variation
	Q1 ’08	Q1 ’07	Amount	%	2007
Balance sheet (million euros)
Total assets	877,524	844,240	33,284	3.9	912,915
Customer loans	544,945	530,811	14,133	2.7	565,477
Customer funds under management	749,518	770,679	(21,161)	(2.7)	784,995
Shareholders’ equity	53,622	42,066	11,556	27.5	51,945
Total managed funds	1,015,322	1,024,629	(9,307)	(0.9)	1,063,892

Income statement (million euros)
Net interest income (w/o dividends)	3,966	3,459	507	14.7	14,882
Commercial revenue	6,528	5,681	847	14.9	24,096
Gross operating income	7,347	6,168	1,179	19.1	27,095
Net operating income	4,236	3,236	1,000	30.9	14,842
Net profit from ordinary activity	2,335	1,898	437	23.1	8,518
Attributable profit to the Group (1)	2,206	1,802	404	22.4	8,111

EPS, profitability and efficiency (%)
EPS (euro) (1) (2)	0.3310	0.2887			1.2789
Diluted EPS (euro) (1) (2)	0.3287	0.2874			1.2657
ROE (1)	17.40	18.48			19.61
ROA (1)	1.05	0.92			0.98
RORWA (1)	1.81	1.61			1.76
Efficiency ratio	41.32	46.32			44.22

Capital and NPL ratios (%)
BIS ratio	12.15	13.22			12.66
Tier I	7.54	7.64			7.71
Core capital	6.10	5.97			6.25
NPL ratio	1.16	0.82			0.95
NPL coverage	133.33	176.70			150.55

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	12.62	13.36			14.79
Market capitalisation (million euros)	78,929	83,557			92,501
Book value (euro) (2)	8.01	6.73			7.76
Price / Book value (X) (2)	1.57	1.99			1.91
P/E ratio (X) (1)	9.53	11.57			11.56	*

Other data
Number of shareholders	2,273,743	2,312,076			2,278,321
Number of employees	131,306	128,349			131,819
Continental Europe	48,092	46,308			47,838
United Kingdom	16,709	16,616			16,827
Latin America	64,854	63,669			65,628
Financial management and equity stakes	1,651	1,756			1,526
Number of branches	11,204	10,978			11,178
Continental Europe	5,982	5,829			5,976
United Kingdom	705	711			704
Latin America	4,517	4,438			4,498

(1).-	In December 2007, w/o extraordinary capital gains and allowances.

(2).-	The December 2007 and Q1 ‘08 calculations, include in the denominator the number of shares needed to compulsorily convert the “Valores Santander”.

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April 21, 2008, following a favourable report from the Audit and Compliance Committee on April 16, 2008. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

Income statement
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%

Net interest income (w/o dividends)	3,966	3,459	507	14.7
Dividends	60	48	11	23.8

Net interest income	4,025	3,507	518	14.8

Income from companies accounted for by the equity method	341	60	281	466.7
Net fees	2,073	2,034	39	1.9
Insurance activity	88	79	9	11.0

Commercial revenue	6,528	5,681	847	14.9

Gains (losses) on financial transactions	819	488	332	68.0

Gross operating income	7,347	6,168	1,179	19.1

Income from non-financial services	23	34	(11)	(33.3)
Non-financial expenses	(16)	(18)	2	(11.6)
Other operating income	(37)	(34)	(3)	9.5
Operating expenses	(3,081)	(2,915)	(166)	5.7
General administrative expenses	(2,774)	(2,609)	(165)	6.3
Personnel	(1,656)	(1,530)	(127)	8.3
Other administrative expenses	(1,117)	(1,079)	(38)	3.6
Depreciation and amortisation	(308)	(307)	(1)	0.4

Net operating income	4,236	3,236	1,000	30.9

Impairment loss on assets	(1,162)	(683)	(479)	70.2
Loans	(1,135)	(670)	(465)	69.4
Goodwill	—	—	—	—
Other assets	(27)	(13)	(14)	111.3
Other income	(208)	(88)	(120)	136.5

Profit before taxes	2,866	2,465	401	16.3

Tax on profit	(531)	(567)	37	(6.5)

Net profit from ordinary activity	2,335	1,898	437	23.1

Net profit from discontinued operations	1	30	(29)	(97.9)

Net consolidated profit	2,336	1,927	409	21.2

Minority interests	130	125	5	3.7

Attributable profit to the Group	2,206	1,802	404	22.4

Pro memoria:
Average total assets	890,994	840,804	50,190	6.0
Average shareholders’ equity	50,721	39,008	11,712	30.0

Quarterly
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08

Net interest income (w/o dividends)	3,459	3,671	3,886	3,866	3,966
Dividends	48	236	74	56	60

Net interest income	3,507	3,907	3,960	3,922	4,025

Income from companies accounted for by the equity method	60	100	89	193	341
Net fees	2,034	2,015	1,972	2,019	2,073
Insurance activity	79	87	83	70	88

Commercial revenue	5,681	6,108	6,103	6,203	6,528

Gains (losses) on financial transactions	488	709	856	945	819

Gross operating income	6,168	6,818	6,960	7,149	7,347

Income from non-financial services	34	43	33	42	23
Non-financial expenses	(18)	(22)	(15)	(23)	(16)
Other operating income	(34)	(36)	(42)	(7)	(37)
Operating expenses	(2,915)	(2,990)	(3,084)	(3,219)	(3,081)
General administrative expenses	(2,609)	(2,675)	(2,749)	(2,907)	(2,774)
Personnel	(1,530)	(1,592)	(1,639)	(1,749)	(1,656)
Other administrative expenses	(1,079)	(1,083)	(1,110)	(1,158)	(1,117)
Depreciation and amortisation	(307)	(315)	(334)	(312)	(308)

Net operating income	3,236	3,812	3,852	3,942	4,236

Impairment loss on assets	(683)	(838)	(898)	(1,130)	(1,162)
Loans	(670)	(827)	(890)	(1,082)	(1,135)
Goodwill	—	—	—	(14)	—
Other assets	(13)	(11)	(8)	(33)	(27)
Other income	(88)	(134)	(153)	(7)	(208)

Profit before taxes (w/o capital gains)	2,465	2,839	2,801	2,805	2,866

Tax on profit	(567)	(655)	(580)	(589)	(531)

Net profit from ordinary activity	1,898	2,184	2,220	2,216	2,335

Net profit from discontinued operations	30	33	36	13	1

Net consolidated profit (w/o capital gains)	1,927	2,217	2,257	2,230	2,336

Minority interests	125	143	143	109	130

Attributable profit to the Group (w/o capital gains)	1,802	2,074	2,113	2,121	2,206

Net extraordinary capital gains and allowances	—	582	—	368	—

Attributable profit to the Group	1,802	2,656	2,113	2,488	2,206

EPS w/o capital gains (euros)	0.2887	0.3323	0.3390	0.3189	0.3310

Diluted EPS w/o capital gains (euros)	0.2874	0.3307	0.3375	0.3101	0.3287

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1 ’08	Q1 ’07	31.03.08	31.12.07	31.03.07

US$	1.4969	1.3106	1.5812	1.4721	1.3318
Pound sterling	0.7570	0.6706	0.7958	0.7334	0.6798
Brazilian real	2.6017	2.7613	2.7554	2.5963	2.6976
New Mexican peso	16.1813	14.4384	16.8967	16.0740	14.6378
Chilean peso	692.7702	708.3056	698.0207	733.0322	716.2420
Venezuelan bolivar	3.2148	2.8144	3.3945	3.1610	2.8598
Argentine peso	4.7545	4.0797	5.0341	4.6684	4.1635

Net fees and insurance business
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%

Commissions for services	1,017	884	133	15.1
Credit and debit cards	218	181	37	20.2
Account management	149	140	9	6.7
Commercial bills	65	55	10	19.0
Guarantees and other contingent liabilities	93	87	6	7.4
Other transactions	491	421	70	16.7
Mutual & pension funds	395	471	(76)	(16.0)
Securities services	195	333	(138)	(41.5)
Insurance	467	347	120	34.4

Net fees	2,073	2,034	39	1.9

Insurance activity	88	79	9	11.0

Net fees and insurance business	2,161	2,114	48	2.3

Operating expenses
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%

Personnel expenses	1,656	1,530	127	8.3
General expenses	1,117	1,079	38	3.6
Information technology	128	98	30	30.2
Communications	111	83	27	32.6
Advertising	119	134	(15)	(11.5)
Buildings and premises	246	210	36	17.0
Printed and office material	34	33	1	4.4
Taxes (other than profit tax)	75	72	3	3.7
Other expenses	405	448	(43)	(9.6)

Personnel and general expenses	2,774	2,609	165	6.3

Depreciation and amortisation	308	307	1	0.4

Total operating expenses	3,081	2,915	166	5.7

Net loan-loss provisions
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%

Non-performing loans	1,292	812	480	59.1
Country-risk	(3)	36	(39)	—
Recovery of written-off assets	(153)	(178)	25	(13.8)

Total	1,135	670	465	69.4

Balance sheet
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07
Assets
Cash on hand and deposits at central banks	20,298	15,001	5,297	35.3	31,063
Trading portfolio	136,462	164,849	(28,387)	(17.2)	158,800
Debt securities	55,213	73,040	(17,827)	(24.4)	66,331
Customer loans	9,016	32,668	(23,653)	(72.4)	23,704
Equities	8,223	11,253	(3,030)	(26.9)	9,744
Other	64,010	47,887	16,123	33.7	59,021
Other financial assets at fair value	29,360	15,625	13,736	87.9	24,829
Customer loans	8,014	8,002	13	0.2	8,022
Other	21,346	7,623	13,723	180.0	16,808
Available-for-sale financial assets	37,350	34,071	3,279	9.6	44,349
Debt securities	29,380	25,842	3,538	13.7	34,187
Equities	7,970	8,228	(258)	(3.1)	10,162
Loans	579,252	561,544	17,708	3.2	579,530
Deposits at credit institutions	33,552	58,057	(24,505)	(42.2)	31,760
Customer loans	527,915	490,141	37,773	7.7	533,751
Other	17,785	13,346	4,439	33.3	14,019
Investments	15,456	4,912	10,544	214.7	15,689
Intangible assets and property and equipment	11,300	12,687	(1,387)	(10.9)	11,661
Goodwill	13,130	14,373	(1,244)	(8.7)	13,831
Other	34,916	21,178	13,738	64.9	33,162

Total assets	877,524	844,240	33,284	3.9	912,915

Liabilities and shareholders’ equity
Trading portfolio	104,899	126,017	(21,118)	(16.8)	122,754
Customer deposits	17,257	14,306	2,951	20.6	27,992
Marketable debt securities	17,659	22,478	(4,820)	(21.4)	17,091
Other	69,983	89,233	(19,249)	(21.6)	77,671
Other financial liabilities at fair value	43,591	12,513	31,078	248.4	33,156
Customer deposits	10,158	250	9,909	—	10,669
Marketable debt securities	8,144	12,263	(4,119)	(33.6)	10,279
Other	25,288	—	25,288	—	12,208
Financial liabilities at amortized cost	629,238	614,256	14,983	2.4	652,952
Due to central banks and credit institutions	58,969	61,073	(2,103)	(3.4)	77,434
Customer deposits	304,738	312,555	(7,817)	(2.5)	317,043
Marketable debt securities	209,014	187,699	21,315	11.4	206,265
Subordinated debt	34,929	33,355	1,574	4.7	35,670
Other financial liabilities	21,588	19,574	2,014	10.3	16,540
Insurance liabilities	13,854	12,030	1,824	15.2	13,034
Provisions	16,116	17,597	(1,481)	(8.4)	16,571
Other liability accounts	15,356	14,651	705	4.8	16,368
Preferred securities	490	670	(181)	(27.0)	523
Minority interests	2,313	2,055	258	12.6	2,358
Equity adjustments by valuation	(1,955)	2,384	(4,339)	—	722
Capital stock	3,127	3,127	—	—	3,127
Reserves	52,359	40,393	11,966	29.6	43,828
Attributable profit to the Group	2,206	1,802	404	22.4	9,060
Less: dividends	(4,070)	(3,256)	(814)	25.0	(1,538)

Total liabilities and shareholders’ equity	877,524	844,240	33,284	3.9	912,915

Balance sheet
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Assets
Cash on hand and deposits at central banks	15,001	20,386	19,339	31,063	20,298
Trading portfolio	164,849	182,319	164,040	158,800	136,462
Debt securities	73,040	76,490	74,949	66,331	55,213
Customer loans	32,668	32,994	24,409	23,704	9,016
Equities	11,253	12,481	10,309	9,744	8,223
Other	47,887	60,354	54,373	59,021	64,010
Other financial assets at fair value	15,625	29,327	42,359	24,829	29,360
Customer loans	8,002	8,257	7,891	8,022	8,014
Other	7,623	21,070	34,467	16,808	21,346
Available-for-sale financial assets	34,071	40,504	40,631	44,349	37,350
Debt securities	25,842	32,258	32,039	34,187	29,380
Equities	8,228	8,246	8,592	10,162	7,970
Loans	561,544	558,916	565,594	579,530	579,252
Deposits at credit institutions	58,057	32,368	31,833	31,760	33,552
Customer loans	490,141	511,434	518,915	533,751	527,915
Other	13,346	15,113	14,847	14,019	17,785
Investments	4,912	4,949	4,892	15,689	15,456
Intangible assets and property and equipment	12,687	13,048	13,318	11,661	11,300
Goodwill	14,373	14,489	14,262	13,831	13,130
Other	21,178	21,664	22,234	33,162	34,916

Total assets	844,240	885,603	886,668	912,915	877,524

Liabilities and shareholders’ equity
Trading portfolio	126,017	126,002	117,746	122,754	104,899
Customer deposits	14,306	15,347	25,164	27,992	17,257
Marketable debt securities	22,478	19,243	18,109	17,091	17,659
Other	89,233	91,412	74,473	77,671	69,983
Other financial liabilities at fair value	12,513	39,206	37,131	33,156	43,591
Customer deposits	250	9,825	8,088	10,669	10,158
Marketable debt securities	12,263	11,103	10,802	10,279	8,144
Other	—	18,279	18,241	12,208	25,288
Financial liabilities at amortized cost	614,256	622,764	634,543	652,952	629,238
Due to central banks and credit institutions	61,073	52,185	61,375	77,434	58,969
Customer deposits	312,555	308,806	315,057	317,043	304,738
Marketable debt securities	187,699	208,803	209,052	206,265	209,014
Subordinated debt	33,355	31,828	31,918	35,670	34,929
Other financial liabilities	19,574	21,142	17,141	16,540	21,588
Insurance liabilities	12,030	12,902	13,255	13,034	13,854
Provisions	17,597	17,208	16,706	16,571	16,116
Other liability accounts	14,651	18,710	18,404	16,368	15,356
Preferred securities	670	664	558	523	490
Minority interests	2,055	2,304	2,332	2,358	2,313
Equity adjustments by valuation	2,384	1,886	980	722	(1,955)
Capital stock	3,127	3,127	3,127	3,127	3,127
Reserves	40,393	37,139	36,852	43,828	52,359
Attributable profit to the Group	1,802	4,458	6,572	9,060	2,206
Less: dividends	(3,256)	(769)	(1,538)	(1,538)	(4,070)

Total liabilities and shareholders’ equity	844,240	885,603	886,668	912,915	877,524

Customer loans
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07

Public sector	5,460	5,604	(144)	(2.6)	5,633
Other residents	229,778	204,943	24,834	12.1	227,512
Commercial bills	16,430	16,173	258	1.6	18,248
Secured loans	124,441	114,888	9,553	8.3	123,371
Other loans	88,906	73,882	15,023	20.3	85,893
Non-resident sector	318,629	328,561	(9,932)	(3.0)	341,027
Secured loans	190,531	192,452	(1,922)	(1.0)	199,316
Other loans	128,099	136,109	(8,010)	(5.9)	141,711

Gross customer loans	553,867	539,108	14,758	2.7	574,172

Loan-loss allowances	8,922	8,297	625	7.5	8,695

Net customer loans	544,945	530,811	14,133	2.7	565,477

Pro memoria: Doubtful loans	7,041	4,910	2,131	43.4	6,070
Public sector	1	1	0	39.1	1
Other residents	2,461	1,264	1,197	94.7	1,812
Non-resident sector	4,580	3,646	934	25.6	4,257

Customer loans
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08

Public sector	5,604	5,640	5,213	5,633	5,460
Other residents	204,943	213,526	218,672	227,512	229,778
Commercial bills	16,173	17,423	17,114	18,248	16,430
Secured loans	114,888	118,639	120,750	123,371	124,441
Other loans	73,882	77,464	80,807	85,893	88,906
Non-resident sector	328,561	342,129	335,892	341,027	318,629
Secured loans	192,452	198,927	201,795	199,316	190,531
Other loans	136,109	143,201	134,097	141,711	128,099

Gross customer loans	539,108	561,295	559,776	574,172	553,867

Loan-loss allowances	8,297	8,610	8,561	8,695	8,922

Net customer loans	530,811	552,686	551,215	565,477	544,945

Pro memoria: Doubtful loans	4,910	5,320	5,669	6,070	7,041
Public sector	1	1	2	1	1
Other residents	1,264	1,374	1,512	1,812	2,461
Non-resident sector	3,646	3,945	4,156	4,257	4,580

Credit risk management (*)
Million euros

			Variation
	31.03.08	31.03.07	Amount		%	31.12.07

Non-performing loans	7,148	4,936	2,212		44.8	6,179
NPL ratio (%)	1.16	0.82	0.34 p.			0.95
Loan-loss allowances	9,531	8,722	808		9.3	9,302
Specific	3,454	2,944	510		17.3	3,275
General-purpose	6,077	5,778	299		5.2	6,027
NPL coverage (%)	133.33	176.70	(43.37 p.	)		150.55
Credit cost (%) **	0.58	0.34	0.24 p.			0.50

Ordinary non-performing and doubtful loans ***	5,107	3,469	1,638		47.2	4,335
NPL ratio (%) ***	0.83	0.58	0.25 p.			0.67
NPL coverage (%) ***	186.62	251.40	(64.78 p.	)		214.58

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets

(***)	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Credit risk management (*)

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08

Non-performing loans	4,936	5,354	5,738	6,179	7,148
NPL ratio (%)	0.82	0.83	0.89	0.95	1.16
Loan-loss allowances	8,722	9,056	9,073	9,302	9,531
Specific	2,944	3,136	3,128	3,275	3,454
General-purpose	5,778	5,920	5,945	6,027	6,077
NPL coverage (%)	176.70	169.16	158.12	150.55	133.33
Credit cost (%) **	0.34	0.37	0.43	0.50	0.58

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08

Balance at beginning of period	4,608	4,936	5,354	5,738	6,179
+ Net additions	1,058	1,047	1,256	1,531	1,854
- Write-offs	(729)	(629)	(872)	(1,090)	(884)

Balance at period-end	4,936	5,354	5,738	6,179	7,148

Customer funds under management
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07

Public sector	13,752	16,012	(2,260)	(14.1)	15,239
Other residents	104,690	92,958	11,732	12.6	103,772
Demand deposits	51,179	52,000	(821)	(1.6)	53,779
Time deposits	32,769	26,013	6,756	26.0	31,007
REPOs	20,742	14,945	5,797	38.8	18,986
Non-resident sector	213,711	218,140	(4,430)	(2.0)	236,693
Demand deposits	109,672	118,573	(8,900)	(7.5)	117,699
Time deposits	80,023	71,171	8,852	12.4	78,287
REPOs	22,037	26,377	(4,340)	(16.5)	37,538
Public Sector	1,978	2,021	(42)	(2.1)	3,168

Customer deposits	332,153	327,111	5,042	1.5	355,704

Debt securities	234,817	222,441	12,376	5.6	233,634
Subordinated debt	34,929	33,355	1,574	4.7	35,670

On-balance-sheet customer funds	601,899	582,907	18,992	3.3	625,009

Mutual funds	108,881	131,147	(22,267)	(17.0)	119,211
Pension funds	11,537	29,996	(18,460)	(61.5)*	11,952
Managed portfolios	17,381	19,245	(1,864)	(9.7)	19,814
Savings-insurance policies	9,821	7,383	2,437	33.0	9,009

Other customer funds under management	147,619	187,772	(40,153)	(21.4)	159,986

Customer funds under management	749,518	770,679	(21,161)	(2.7)*	784,995

(*).-	Without impact of the sale of pension funds management institutions in Latin America, pension funds: +0.9%; customer funds under management: -0.3%
Mutual funds
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07

Spain	60,110	78,854	(18,744)	(23.8)	67,246
Portugal	5,175	6,160	(985)	(16.0)	5,698
United Kingdom	8,542	13,640	(5,098)	(37.4)	10,225
Latin America	35,054	32,494	2,560	7.9	36,041

Total	108,881	131,147	(22,267)	(17.0)	119,211

Pension funds
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07

Spain	10,107	9,980	127	1.3	10,464
Portugal	1,430	1,453	(23)	(1.6)	1,488
Latin America	—	18,564	(18,564)	(100.0)	—

Total	11,537	29,996	(18,460)	(61.5)	11,952	*

(*).-	Without impact of the sale of pension funds management institutions in Latin America: +0.9%

Customer funds under management
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08

Public sector	16,012	12,509	14,257	15,239	13,752
Other residents	92,958	96,497	101,914	103,772	104,690
Demand deposits	52,000	53,284	55,900	53,779	51,179
Time deposits	26,013	26,973	28,497	31,007	32,769
REPOs	14,945	16,241	17,517	18,986	20,742
Non-resident sector	218,140	224,971	232,138	236,693	213,711
Demand deposits	118,573	121,699	121,131	117,699	109,672
Time deposits	71,171	73,479	76,410	78,287	80,023
REPOs	26,377	27,675	32,160	37,538	22,037
Public Sector	2,021	2,117	2,437	3,168	1,978

Customer deposits	327,111	333,977	348,309	355,704	332,153

Debt securities	222,441	239,149	237,963	233,634	234,817
Subordinated debt	33,355	31,828	31,918	35,670	34,929

On-balance-sheet customer funds	582,907	604,954	618,190	625,009	601,899

Mutual funds	131,147	133,774	128,190	119,211	108,881
Pension funds	29,996	31,629	30,707	11,952	11,537
Managed portfolios	19,245	20,809	20,489	19,814	17,381
Savings-insurance policies	7,383	8,520	8,910	9,009	9,821

Other customer funds under management	187,772	194,731	188,297	159,986	147,619

Customer funds under management	770,679	799,685	806,487	784,995	749,518

Mutual funds
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08

Spain	78,854	78,934	75,125	67,246	60,110
Portugal	6,160	6,333	6,039	5,698	5,175
United Kingdom	13,640	12,980	10,923	10,225	8,542
Latin America	32,494	35,526	36,103	36,041	35,054

Total	131,147	133,774	128,190	119,211	108,881

Pension funds
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08

Spain	9,980	10,118	10,116	10,464	10,107
Portugal	1,453	1,472	1,450	1,488	1,430
Latin America	18,564	20,039	19,141	—	—

Total	29,996	31,629	30,707	11,952	11,537

Shareholders’ equity and minority interests
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	32,363	20,124	12,239	60.8	23,458
Treasury stock	(374)	(102)	(272)	266.8	(0)

On-balance-sheet shareholders’ equity	55,486	43,520	11,966	27.5	46,955

Attributable profit	2,206	1,802	404	22.4	9,060
Interim dividend distributed	(2,307)	(2,006)	(301)	15.0	(1,538)

Shareholders’ equity at period-end	55,385	43,316	12,069	27.9	54,478

Interim dividend not distributed	(1,763)	(1,250)	(513)	41.0	(2,532)

Shareholders’ equity	53,622	42,066	11,556	27.5	51,945

Valuation adjustments	(1,955)	2,384	(4,339)	—	722
Minority interests	2,313	2,055	258	12.6	2,358
Preferred securities	490	670	(181)	(27.0)	523
Preferred securities in subordinated debt	6,942	7,483	(540)	(7.2)	7,261

Shareholders’ equity and minority interests	61,411	54,658	6,753	12.4	62,810

Computable capital and BIS ratio
Million euros

			Variation
	31.03.08	31.03.07	Amount	%	31.12.07

Computable basic capital	38,710	36,141	2,569	7.1	39,725
Computable supplementary capital	23,715	26,369	(2,653)	(10.1)	25,500

Computable capital	62,426	62,510	(84)	(0.1)	65,225

Risk-weighted assets	513,681	472,937	40,743	8.6	515,050

BIS ratio	12.15	13.22	(1.07)		12.66

Tier 1	7.54	7.64	(0.10)		7.71

Core capital	6.10	5.97	0.13		6.25

Shareholders’ equity surplus	21,331	24,675	(3,344)	(13.6)	24,021

Statement of changes in consolidated shareholders’ equity
Million euros

	Q1 ’08	Q1 ’07

Available-for-sale financial assets	(1,020)	(295)
Other financial liabilities at fair value	—	—
Cash flow hedges	(51)	(34)
Hedges of net investments in businesses abroad	758	35
Exchange differences	(2,365)	(192)
Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	(2,677)	(487)

Net consolidated profit (published)	2,336	1,927
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated profit	2,336	1,927

Parent Bank	(471)	1,315
Minority interests	130	125

Total revenues and expenses	(342)	1,441

Consolidated cash flow statements
Million euros

	Q1 ’08	Q1 ’07
1. Cash flows from operating activities
Consolidated profit	2,336	1,927
Adjustments to profit	3,298	2,828

Adjusted profit	5,634	4,755

Net increase/decrease in operating assets	22,247	(10,386)
Net increase/decrease in operating liabilities	(28,322)	(25,319)

Total net cash flows from operating activities (1)	(441)	(30,950)

2. Cash flows from investing activities
Investments (-)	(893)	(843)
Divestments (+)	344	503

Total net cash flows from investing activities (2)	(549)	(340)

3. Cash flows from financing activities
Disposal of own equity instruments	2,024	1,827
Acquisition of own equity instruments	(2,398)	(1,803)
Issuance debt securities	18,817	50,386
Redemption debt securities	(24,100)	(17,185)
Dividends paid	(769)	(669)
Others	(2,631)	(307)
Total net cash flows from financing activities (3)	(9,058)	32,250

4. Effect of exchange rate changes on cash and cash equivalents (4)	(717)	206

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(10,765)	1,165

Cash and cash equivalents at beginning of period	31,063	13,835
Cash and cash equivalents at end of period	20,298	15,001

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	Q1 ’08	Q1 ’07	Amount	%	Q1 ’08	Q1 ’07	Amount	%
Income statement (million euros)
Continental Europe	2,188	2,097	91	4.3	1,224	1,317	(93)	(7.1)

Subordinated debt	1,886	1,615	271	16.8	1,029	921	107	11.7
Santander Branch Network	837	691	146	21.2	525	460	65	14.1
Banesto	357	311	46	14.7	191	163	28	17.0
Santander Consumer Finance	516	440	76	17.3	174	166	7	4.5
Portugal	177	174	3	1.8	139	132	7	5.4

United Kingdom	495	476	18	3.8	311	300	11	3.8

Latin America	1,796	1,315	481	36.6	729	681	49	7.1

o/w: Brazil	790	547	244	44.6	262	225	37	16.5
Mexico	450	361	88	24.4	188	156	33	20.9
Chile	244	199	45	22.8	133	131	2	1.7

Operating areas	4,479	3,888	590	15.2	2,264	2,298	(33)	(1.5)

Financial management and equity stakes	(243)	(653)	410	(62.8)	(58)	(495)	437	(88.3)

Total Group	4,236	3,236	1,000	30.9	2,206	1,802	404	22.4

	Efficiency ratio		ROE		NPL ratio		NPL coverage
	Q1 ’08	Q1 ’07	Q1 ’08	Q1 ’07	31.03.08	31.03.07	31.03.08	31.03.07
Ratios (%)
Continental Europe	36.8	35.9	22.39	25.99	1.13	0.80	159	202

o/w: Santander Branch Network	36.2	39.1	25.24	24.22	0.87	0.56	193	299
Banesto	39.7	42.0	19.02	18.45	0.59	0.42	269	393
Santander Consumer Finance	28.6	29.7	24.80	28.87	3.15	2.66	92	114
Portugal	42.9	43.0	26.53	25.56	1.37	1.16	107	128

United Kingdom	47.1	50.8	29.59	31.34	0.66	0.55	59	81

Latin America	37.4	42.0	28.81	30.29	2.13	1.50	124	160

o/w: Brazil	35.6	40.6	31.54	32.01	3.26	2.62	102	99
Mexico	32.7	36.2	26.68	25.41	1.31	0.83	175	241
Chile	38.5	39.3	32.35	37.07	2.23	1.70	109	148

Operating areas	38.3	40.2	25.02	27.78	1.12	0.80	133	164

Total Group	41.3	46.3	17.40	18.48	1.16	0.82	133	177

	Employees		Branches*
	31.03.08	31.03.07	31.03.08	31.03.07
Operating means
Continental Europe	48,092	46,308	5,982	5,829
o/w: Santander Branch Network	19,212	19,337	2,894	2,839
Banesto	10,836	10,831	1,946	1,892
Santander Consumer Finance	7,437	6,374	285	279
Portugal	6,491	6,172	762	731

United Kingdom	16,709	16,616	705	711

Latin America	64,854	63,669	4,517	4,438

o/w: Brazil	21,297	21,680	2,120	2,044
Mexico	13,313	14,071	1,089	1,038
Chile	12,540	12,696	496	442

Operating areas	129,655	126,593	11,204	10,978

Financial management and equity stakes	1,651	1,756

Total Group	131,306	128,349	11,204	10,978

(*).-	Including traditional branches, banking services points and companies service points.

Operating areas
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	4,541	3,898	644	16.5

Income from companies accounted for by the equity method	3	4	(1)	(25.0)
Net fees	2,079	2,022	56	2.8
Insurance activity	88	81	8	9.5

Commercial revenue	6,711	6,004	707	11.8

Gains (losses) on financial transactions	673	619	54	8.7

Gross operating income	7,384	6,623	761	11.5

Income from non-financial services (net) and other operating income	(25)	(13)	(12)	96.3
Operating expenses	(2,880)	(2,722)	(158)	5.8
General administrative expenses	(2,619)	(2,482)	(137)	5.5
Personnel	(1,582)	(1,482)	(100)	6.8
Other administrative expenses	(1,036)	(1,000)	(36)	3.6
Depreciation and amortisation	(262)	(240)	(22)	9.0

Net operating income	4,479	3,888	590	15.2

Net loan loss provisions	(1,133)	(679)	(454)	67.0
Other income	(153)	49	(202)	—

Profit before taxes	3,192	3,258	(66)	(2.0)

Tax on profit	(801)	(872)	71	(8.1)

Net profit from ordinary activity	2,391	2,387	5	0.2

Net profit from discontinued operations	1	30	(29)	(97.9)

Net consolidated profit	2,392	2,416	(24)	(1.0)

Minority interests	128	119	9	7.5

Attributable profit to the Group	2,264	2,298	(33)	(1.5)

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	543,431	530,093	13,338	2.5
Trading portfolio (w/o loans)	111,927	115,943	(4,016)	(3.5)
Available-for-sale financial assets	22,179	24,110	(1,932)	(8.0)
Due from credit institutions*	87,670	119,633	(31,963)	(26.7)
Intangible assets and property and equipment	11,421	11,331	90	0.8
Other assets	54,687	45,216	9,470	20.9

Total assets/liabilities & shareholders’ equity	831,314	846,327	(15,013)	(1.8)

Customer deposits*	331,207	326,924	4,283	1.3
Marketable debt securities*	134,754	139,710	(4,956)	(3.5)
Subordinated debt	12,353	14,052	(1,699)	(12.1)
Insurance liabilities	13,854	12,030	1,824	15.2
Due to credit institutions*	122,442	153,839	(31,397)	(20.4)
Other liabilities	179,745	165,149	14,596	8.8
Shareholders’ equity	36,959	34,623	2,337	6.7

Other customer funds under management	147,619	187,966	(40,347)	(21.5)

Mutual funds	108,881	131,147	(22,267)	(17.0)
Pension funds	11,537	29,996	(18,460)	(61.5)
Managed portfolios	17,381	19,439	(2,058)	(10.6)
Savings-insurance policies	9,821	7,383	2,437	33.0

Customer funds under management	625,932	668,652	(42,719)	(6.4)

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.02	27.78	(2.76 p.	)
Efficiency ratio	38.33	40.23	(1.90 p.	)
NPL ratio	1.12	0.80	0.32 p.
NPL coverage	132.66	164.03	(31.37 p.	)
Number of employees (direct & indirect)	129,655	126,593	3,062		2.42
Number of branches	11,204	10,978	226		2.06

Operating areas
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08

Income statement

Net interest income	3,898	4,152	4,376	4,458	4,541

Income from companies accounted for by the equity method	4	2	3	6	3
Net fees	2,022	1,997	1,981	2,010	2,079
Insurance activity	81	86	83	70	88

Commercial revenue	6,004	6,237	6,442	6,544	6,711

Gains (losses) on financial transactions	619	460	349	354	673

Gross operating income	6,623	6,696	6,792	6,898	7,384

Income from non-financial services (net) and other operating income	(13)	(12)	(33)	(2)	(25)
Operating expenses	(2,722)	(2,786)	(2,884)	(3,051)	(2,880)
General administrative expenses	(2,482)	(2,540)	(2,613)	(2,799)	(2,619)
Personnel	(1,482)	(1,533)	(1,582)	(1,676)	(1,582)
Other administrative expenses	(1,000)	(1,006)	(1,031)	(1,123)	(1,036)
Depreciation and amortisation	(240)	(246)	(271)	(251)	(262)

Net operating income	3,888	3,898	3,875	3,845	4,479

Net loan loss provisions	(679)	(832)	(898)	(1,047)	(1,133)
Other income	49	(120)	(143)	(132)	(153)

Profit before taxes (w/o capital gains)	3,258	2,946	2,834	2,666	3,192

Tax on profit	(872)	(725)	(675)	(744)	(801)

Net profit from ordinary activity	2,387	2,221	2,159	1,922	2,391

Net profit from discontinued operations	30	33	36	13	1

Net consolidated profit (w/o capital gains)	2,416	2,254	2,195	1,935	2,392

Minority interests	119	140	141	112	128

Attributable profit to the Group (w/o capital gains)	2,298	2,115	2,055	1,823	2,264

Net extraordinary capital gains and allowances	—	16	—	—	—

Attributable profit to the Group	2,298	2,131	2,055	1,823	2,264

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	530,093	551,669	549,685	563,557	543,431
Trading portfolio (w/o loans)	115,943	127,820	124,891	121,474	111,927
Available-for-sale financial assets	24,110	23,928	21,532	22,821	22,179
Due from credit institutions*	119,633	98,882	105,757	84,160	87,670
Intangible assets and property and equipment	11,331	12,090	12,174	11,864	11,421
Other assets	45,216	51,066	51,150	60,041	54,687

Total assets/liabilities & shareholders’ equity	846,327	865,455	865,190	863,917	831,314

Customer deposits*	326,924	333,564	345,825	353,735	331,207
Marketable debt securities*	139,710	149,687	149,077	151,438	134,754
Subordinated debt	14,052	13,289	12,805	12,796	12,353
Insurance liabilities	12,030	12,902	13,255	13,034	13,854
Due to credit institutions*	153,839	142,133	132,693	123,777	122,442
Other liabilities	165,149	178,920	178,269	177,100	179,745
Shareholders’ equity	34,623	34,959	33,266	32,038	36,959

Other customer funds under management	187,966	194,731	188,297	159,986	147,619

Mutual funds	131,147	133,774	128,190	119,211	108,881
Pension funds	29,996	31,629	30,707	11,952	11,537
Managed portfolios	19,439	20,809	20,489	19,814	17,381
Savings-insurance policies	7,383	8,520	8,910	9,009	9,821

Customer funds under management	668,652	691,271	696,004	677,955	625,932

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.80	0.81	0.87	0.94	1.12
NPL coverage	164.03	167.04	156.53	149.32	132.66
Risk-weighted assets	422,092	438,298	450,667	456,671	455,191

Continental Europe
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	2,164	1,856	307	16.6

Income from companies accounted for by the equity method	1	2	(1)	(49.6)
Net fees	1,052	1,115	(63)	(5.7)
Insurance activity	39	39	1	1.5

Commercial revenue	3,255	3,012	243	8.1

Gains (losses) on financial transactions	235	288	(53)	(18.4)

Gross operating income	3,490	3,300	191	5.8

Income from non-financial services (net) and other operating income	7	9	(2)	(22.4)
Operating expenses	(1,309)	(1,212)	(98)	8.1
General administrative expenses	(1,166)	(1,076)	(90)	8.4
Personnel	(770)	(718)	(52)	7.3
Other administrative expenses	(396)	(358)	(38)	10.7
Depreciation and amortisation	(143)	(136)	(7)	5.3

Net operating income	2,188	2,097	91	4.3

Net loan loss provisions	(484)	(271)	(213)	78.8
Other income	2	46	(44)	(94.8)

Profit before taxes	1,707	1,873	(166)	(8.9)

Tax on profit	(457)	(529)	72	(13.6)

Net profit from ordinary activity	1,250	1,344	(94)	(7.0)

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	1,250	1,344	(94)	(7.0)

Minority interests	26	27	(1)	(3.2)

Attributable profit to the Group	1,224	1,317	(93)	(7.1)

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	311,366	278,028	33,338	12.0
Trading portfolio (w/o loans)	53,698	32,487	21,211	65.3
Available-for-sale financial assets	9,224	10,449	(1,225)	(11.7)
Due from credit institutions*	53,501	73,969	(20,468)	(27.7)
Intangible assets and property and equipment	5,384	4,697	688	14.6
Other assets	20,798	16,801	3,998	23.8

Total assets/liabilities & shareholders’ equity	453,971	416,430	37,541	9.0

Customer deposits*	147,196	139,144	8,052	5.8
Marketable debt securities*	61,087	52,815	8,272	15.7
Subordinated debt	2,358	2,386	(28)	(1.2)
Insurance liabilities	11,740	9,761	1,979	20.3
Due to credit institutions*	75,529	77,852	(2,324)	(3.0)
Other liabilities	133,583	112,590	20,992	18.6
Shareholders’ equity	22,479	21,882	597	2.7

Other customer funds under management	92,697	112,097	(19,400)	(17.3)

Mutual funds	65,285	85,014	(19,729)	(23.2)
Pension funds	11,537	11,432	104	0.9
Managed portfolios	6,124	8,267	(2,143)	(25.9)
Savings-insurance policies	9,751	7,383	2,367	32.1

Customer funds under management	303,338	306,442	(3,104)	(1.0)

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.39	25.99	(3.60 p.	)
Efficiency ratio	36.81	35.90	0.91 p.
NPL ratio	1.13	0.80	0.33 p.
NPL coverage	158.54	202.49	(43.95 p.	)
Number of employees (direct & indirect)	48,092	46,308	1,784		3.9
Number of branches	5,982	5,829	153		2.6

Continental Europe
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	1,856	1,973	2,009	2,057	2,164

Income from companies accounted for by the equity method	2	2	2	3	1
Net fees	1,115	1,048	989	985	1,052
Insurance activity	39	36	39	34	39

Commercial revenue	3,012	3,060	3,038	3,078	3,255

Gains (losses) on financial transactions	288	129	149	89	235

Gross operating income	3,300	3,189	3,187	3,168	3,490

Income from non-financial services (net) and other operating income	9	11	1	9	7
Operating expenses	(1,212)	(1,252)	(1,279)	(1,345)	(1,309)
General administrative expenses	(1,076)	(1,116)	(1,130)	(1,206)	(1,166)
Personnel	(718)	(746)	(759)	(792)	(770)
Other administrative expenses	(358)	(370)	(371)	(414)	(396)
Depreciation and amortisation	(136)	(136)	(148)	(139)	(143)

Net operating income	2,097	1,948	1,909	1,832	2,188

Net loan loss provisions	(271)	(375)	(371)	(507)	(484)
Other income	46	32	(54)	16	2

Profit before taxes (w/o capital gains)	1,873	1,605	1,484	1,340	1,707

Tax on profit	(529)	(440)	(395)	(409)	(457)

Net profit from ordinary activity	1,344	1,165	1,090	931	1,250

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	1,344	1,165	1,090	931	1,250

Minority interests	27	31	24	25	26

Attributable profit to the Group (w/o capital gains)	1,317	1,134	1,065	906	1,224

Net extraordinary capital gains and allowances	—	16	—	—	—

Attributable profit to the Group	1,317	1,150	1,065	906	1,224

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	278,028	290,506	296,587	310,618	311,366
Trading portfolio (w/o loans)	32,487	38,590	36,759	44,846	53,698
Available-for-sale financial assets	10,449	9,536	9,930	10,149	9,224
Due from credit institutions*	73,969	55,393	71,758	53,204	53,501
Intangible assets and property and equipment	4,697	5,170	5,239	5,373	5,384
Other assets	16,801	17,670	18,307	25,876	20,798

Total assets/liabilities & shareholders’ equity	416,430	416,866	438,580	450,067	453,971

Customer deposits*	139,144	138,791	144,971	149,167	147,196
Marketable debt securities*	52,815	59,210	66,384	70,344	61,087
Subordinated debt	2,386	2,351	2,360	2,379	2,358
Insurance liabilities	9,761	10,473	10,821	10,907	11,740
Due to credit institutions*	77,852	62,181	65,563	66,025	75,529
Other liabilities	112,590	122,173	127,959	130,972	133,583
Shareholders’ equity	21,882	21,686	20,522	20,273	22,479

Other customer funds under management	112,097	113,645	109,613	101,713	92,697

Mutual funds	85,014	85,267	81,164	72,944	65,285
Pension funds	11,432	11,590	11,566	11,952	11,537
Managed portfolios	8,267	8,774	8,440	7,865	6,124
Savings-insurance policies	7,383	8,013	8,442	8,951	9,751

Customer funds under management	306,442	313,997	323,328	323,602	303,338

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.80	0.79	0.84	0.90	1.13
NPL coverage	202.49	210.80	196.09	188.08	158.54
Risk-weighted assets	258,788	273,642	281,606	289,524	290,298

Santander Branch Network
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	837	650	187	28.8

Income from companies accounted for by the equity method	—	—	—	—
Net fees	437	423	14	3.2
Insurance activity	—	—	—	—

Commercial revenue	1,274	1,073	201	18.7

Gains (losses) on financial transactions	50	74	(24)	(32.0)

Gross operating income	1,324	1,147	177	15.4

Income from non-financial services (net) and other operating income	2	5	(2)	(49.3)
Operating expenses	(490)	(461)	(28)	6.2
General administrative expenses	(432)	(403)	(28)	7.1
Personnel	(319)	(303)	(16)	5.4
Other administrative expenses	(113)	(100)	(12)	12.2
Depreciation and amortisation	(58)	(58)	0	(0.0)

Net operating income	837	691	146	21.2

Net loan loss provisions	(117)	(52)	(65)	124.8
Other income	(1)	(0)	(1)	—

Profit before taxes	719	639	80	12.6

Tax on profit	(194)	(179)	(15)	8.4

Net profit from ordinary activity	525	460	65	14.2

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	525	460	65	14.2

Minority interests	0	0	0	86.2

Attributable profit to the Group	525	460	65	14.1

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	117,708	108,104	9,604	8.9
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	9	3	6	228.9
Due from credit institutions*	143	93	50	53.2
Intangible assets and property and equipment	2,179	2,189	(10)	(0.5)
Other assets	696	507	189	37.3

Total assets/liabilities & shareholders’ equity	120,734	110,896	9,839	8.9

Customer deposits*	50,263	50,410	(148)	(0.3)
Marketable debt securities*	—	—	—	—
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	234	26	208	809.4
Other liabilities	61,898	52,810	9,088	17.2
Shareholders’ equity	8,340	7,650	689	9.0

Other customer funds under management	47,812	57,134	(9,322)	(16.3)

Mutual funds	36,201	48,377	(12,177)	(25.2)
Pension funds	6,518	6,448	70	1.1
Managed portfolios	—	—	—	—
Savings-insurance policies	5,093	2,308	2,785	120.7

Customer funds under management	98,074	107,544	(9,470)	(8.8)

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.24	24.22	1.02 p.
Efficiency ratio	36.15	39.09	(2.94 p.	)
NPL ratio	0.87	0.56	0.31 p.
NPL coverage	193.13	298.79	(105.66 p.	)
Number of employees (direct & indirect)	19,212	19,337	(125)		(0.6)
Number of branches	2,894	2,839	55		1.9

Santander Branch Network
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08

Income statement
Net interest income	650	705	742	779	837

Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	423	443	411	376	437
Insurance activity	—	—	—	—	—

Commercial revenue	1,073	1,148	1,153	1,155	1,274

Gains (losses) on financial transactions	74	53	39	51	50

Gross operating income	1,147	1,201	1,192	1,207	1,324

Income from non-financial services (net) and other operating income	5	1	3	(6)	2
Operating expenses	(461)	(475)	(481)	(470)	(490)
General administrative expenses	(403)	(417)	(423)	(412)	(432)
Personnel	(303)	(313)	(314)	(302)	(319)
Other administrative expenses	(100)	(104)	(109)	(110)	(113)
Depreciation and amortisation	(58)	(58)	(58)	(58)	(58)

Net operating income	691	727	714	731	837

Net loan loss provisions	(52)	(112)	(73)	(106)	(117)
Other income	(0)	(4)	(5)	(2)	(1)

Profit before taxes (w/o capital gains)	639	611	636	623	719

Tax on profit	(179)	(171)	(178)	(175)	(194)

Net profit from ordinary activity	460	440	458	449	525

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	460	440	458	449	525

Minority interests	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	460	440	458	448	525

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	460	440	458	448	525

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	108,104	112,245	113,358	116,798	117,708
Trading portfolio (w/o loans)	—	—	—	—	—
Available-for-sale financial assets	3	3	3	9	9
Due from credit institutions*	93	90	123	136	143
Intangible assets and property and equipment	2,189	2,191	2,194	2,191	2,179
Other assets	507	821	803	646	696

Total assets/liabilities & shareholders’ equity	110,896	115,351	116,480	119,780	120,734

Customer deposits*	50,410	50,644	52,530	50,195	50,263
Marketable debt securities*	—	—	—	—	—
Subordinated debt	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions*	26	205	239	259	234
Other liabilities	52,810	56,516	55,469	61,028	61,898
Shareholders’ equity	7,650	7,986	8,242	8,297	8,340

Other customer funds under management	57,134	57,234	55,122	51,288	47,812

Mutual funds	48,377	47,813	45,145	40,840	36,201
Pension funds	6,448	6,525	6,547	6,802	6,518
Managed portfolios	—	—	—	—	—
Savings-insurance policies	2,308	2,896	3,430	3,646	5,093

Customer funds under management	107,544	107,878	107,652	101,483	98,074

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.56	0.57	0.66	0.65	0.87
NPL coverage	298.79	291.13	254.09	248.11	193.13
Risk-weighted assets	95,478	99,718	102,922	103,609	104,095

Spread	3.47	3.69	3.94	3.98	3.82

Spread loans	1.25	1.26	1.24	1.32	1.38
Spread deposits	2.22	2.43	2.70	2.66	2.44

Banesto
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	398	349	49	13.9

Income from companies accounted for by the equity method	0	0	(0)	(29.7)
Net fees	159	154	5	3.3
Insurance activity	13	12	1	8.7

Commercial revenue	571	516	55	10.6

Gains (losses) on financial transactions	40	38	2	6.4

Gross operating income	611	554	57	10.3

Income from non-financial services (net) and other operating income	(5)	(1)	(3)	233.4
Operating expenses	(249)	(241)	(8)	3.3
General administrative expenses	(219)	(213)	(6)	3.0
Personnel	(166)	(161)	(5)	3.0
Other administrative expenses	(54)	(52)	(1)	2.7
Depreciation and amortisation	(30)	(28)	(2)	5.9

Net operating income	357	311	46	14.7

Net loan loss provisions	(62)	(54)	(8)	15.5
Other income	(0)	4	(5)	—

Profit before taxes	294	262	33	12.5

Tax on profit	(81)	(77)	(4)	5.2

Net profit from ordinary activity	213	185	29	15.6

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	213	185	29	15.6

Minority interests	22	22	1	4.3

Attributable profit to the Group	191	163	28	17.0

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	74,959	64,337	10,622	16.5
Trading portfolio (w/o loans)	4,031	6,445	(2,414)	(37.5)
Available-for-sale financial assets	4,543	6,221	(1,678)	(27.0)
Due from credit institutions*	21,963	21,514	449	2.1
Intangible assets and property and equipment	1,351	1,106	245	22.1
Other assets	5,134	3,034	2,100	69.2

Total assets/liabilities & shareholders’ equity	111,980	102,656	9,324	9.1

Customer deposits*	51,156	43,752	7,404	16.9
Marketable debt securities*	31,547	25,615	5,933	23.2
Subordinated debt	1,464	1,442	22	1.6
Insurance liabilities	—	—	—	—
Due to credit institutions*	15,033	19,400	(4,367)	(22.5)
Other liabilities	8,768	8,735	33	0.4
Shareholders’ equity	4,012	3,713	299	8.0

Other customer funds under management	12,193	16,227	(4,035)	(24.9)

Mutual funds	9,312	12,512	(3,200)	(25.6)
Pension funds	1,543	1,614	(71)	(4.4)
Managed portfolios	166	832	(666)	(80.1)
Savings-insurance policies	1,172	1,269	(98)	(7.7)

Customer funds under management	96,360	87,036	9,325	10.7

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	19.02	18.45	0.57 p.
Efficiency ratio	39.69	42.00	(2.31 p.	)
NPL ratio	0.59	0.42	0.17 p.
NPL coverage	269.05	393.19	(124.14 p.	)
Number of employees (direct & indirect)	10,836	10,831	5		0.0
Number of branches	1,946	1,892	54		2.9

Banesto
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	349	355	369	382	398

Income from companies accounted for by the equity method	0	0	0	0	0
Net fees	154	157	155	160	159
Insurance activity	12	14	14	12	13

Commercial revenue	516	526	538	555	571

Gains (losses) on financial transactions	38	33	41	35	40

Gross operating income	554	558	579	590	611

Income from non-financial services (net) and other operating income	(1)	6	(6)	10	(5)
Operating expenses	(241)	(243)	(247)	(247)	(249)
General administrative expenses	(213)	(216)	(215)	(218)	(219)
Personnel	(161)	(162)	(167)	(169)	(166)
Other administrative expenses	(52)	(53)	(48)	(49)	(54)
Depreciation and amortisation	(28)	(27)	(32)	(29)	(30)

Net operating income	311	322	326	353	357

Net loan loss provisions	(54)	(60)	(55)	(64)	(62)
Other income	4	16	(10)	(6)	(0)

Profit before taxes (w/o capital gains)	262	278	261	283	294

Tax on profit	(77)	(79)	(74)	(99)	(81)

Net profit from ordinary activity	185	199	187	184	213

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	185	199	187	184	213

Minority interests	22	25	18	22	22

Attributable profit to the Group (w/o capital gains)	163	175	169	162	191

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	163	175	169	162	191

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	64,337	69,275	71,081	74,034	74,959
Trading portfolio (w/o loans)	6,445	6,484	4,871	4,563	4,031
Available-for-sale financial assets	6,221	5,346	5,040	5,024	4,543
Due from credit institutions*	21,514	16,863	19,079	19,668	21,963
Intangible assets and property and equipment	1,106	1,223	1,284	1,342	1,351
Other assets	3,034	3,877	3,452	5,440	5,134

Total assets/liabilities & shareholders’ equity	102,656	103,069	104,808	110,071	111,980

Customer deposits*	43,752	44,892	48,589	51,894	51,156
Marketable debt securities*	25,615	28,820	29,225	28,568	31,547
Subordinated debt	1,442	1,420	1,445	1,470	1,464
Insurance liabilities	—	—	—	—	—
Due to credit institutions*	19,400	13,844	12,619	15,483	15,033
Other liabilities	8,735	10,353	9,206	8,953	8,768
Shareholders’ equity	3,713	3,740	3,723	3,704	4,012

Other customer funds under management	16,227	16,168	15,193	14,103	12,193

Mutual funds	12,512	12,505	11,614	10,605	9,312
Pension funds	1,614	1,622	1,608	1,626	1,543
Managed portfolios	832	786	786	680	166
Savings-insurance policies	1,269	1,255	1,185	1,191	1,172

Customer funds under management	87,036	91,300	94,453	96,034	96,360

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.42	0.42	0.43	0.47	0.59
NPL coverage	393.19	385.51	369.08	332.92	269.05
Risk-weighted assets	64,887	66,944	69,818	72,052	72,161

Spread (Retail Banking)	3.35	3.39	3.48	3.49	3.27

Spread loans	1.32	1.28	1.29	1.34	1.37
Spread deposits	2.03	2.11	2.19	2.15	1.90

Santander Consumer Finance
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement

Net interest income	552	499	53	10.7

Income from companies accounted for by the equity method	1	2	(1)	(51.5)
Net fees	156	115	41	36.1
Insurance activity	—	—	—	—

Commercial revenue	710	616	94	15.2

Gains (losses) on financial transactions	9	4	4	95.9

Gross operating income	718	620	98	15.8

Income from non-financial services (net) and other operating income	8	9	(1)	(10.1)
Operating expenses	(210)	(189)	(21)	11.0
General administrative expenses	(193)	(174)	(19)	11.0
Personnel	(91)	(82)	(9)	11.5
Other administrative expenses	(102)	(92)	(10)	10.6
Depreciation and amortisation	(17)	(16)	(2)	11.3

Net operating income	516	440	76	17.3

Net loan loss provisions	(268)	(200)	(68)	34.0
Other income	2	3	(1)	(47.6)

Profit before taxes	249	242	6	2.6

Tax on profit	(71)	(71)	(0)	0.1

Net profit from ordinary activity	178	171	6	3.7

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	178	171	6	3.7

Minority interests	4	5	(1)	(22.1)

Attributable profit to the Group	174	166	7	4.5

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	46,756	40,979	5,777	14.1
Trading portfolio (w/o loans)	24	13	12	92.6
Available-for-sale financial assets	182	58	124	214.2
Due from credit institutions*	3,075	6,896	(3,821)	(55.4)
Intangible assets and property and equipment	852	686	166	24.3
Other assets	1,614	1,406	209	14.9

Total assets/liabilities & shareholders’ equity	52,503	50,037	2,467	4.9

Customer deposits*	13,884	13,456	428	3.2
Marketable debt securities*	17,473	12,727	4,746	37.3
Subordinated debt	547	576	(29)	(5.1)
Insurance liabilities	—	—	—	—
Due to credit institutions*	15,971	19,696	(3,725)	(18.9)
Other liabilities	1,639	1,087	552	50.7
Shareholders’ equity	2,990	2,494	496	19.9

Other customer funds under management	394	392	1	0.4

Mutual funds	327	333	(6)	(1.7)
Pension funds	66	60	7	11.7
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	32,297	27,151	5,146	19.0

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.80	28.87	(4.07 p.	)
Efficiency ratio	28.60	29.65	(1.05 p.	)
NPL ratio	3.15	2.66	0.49 p.
NPL coverage	92.16	114.43	(22.27 p.	)
Number of employees (direct & indirect)	7,437	6,374	1,063		16.7
Number of branches	285	279	6		2.2

Santander Consumer Finance
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement

Net interest income	499	522	528	536	552

Income from companies accounted for by the equity method	2	2	2	2	1
Net fees	115	144	143	136	156
Insurance activity	—	—	—	—	—

Commercial revenue	616	668	673	674	710

Gains (losses) on financial transactions	4	7	(2)	(2)	9

Gross operating income	620	675	671	672	718

Income from non-financial services (net) and other operating income	9	6	7	10	8
Operating expenses	(189)	(200)	(194)	(219)	(210)
General administrative expenses	(174)	(183)	(177)	(202)	(193)
Personnel	(82)	(81)	(87)	(95)	(91)
Other administrative expenses	(92)	(102)	(90)	(107)	(102)
Depreciation and amortisation	(16)	(16)	(18)	(18)	(17)

Net operating income	440	481	483	463	516

Net loan loss provisions	(200)	(209)	(217)	(216)	(268)
Other income	3	2	7	15	2

Profit before taxes (w/o capital gains)	242	274	273	262	249

Tax on profit	(71)	(82)	(68)	(92)	(71)

Net profit from ordinary activity	171	192	205	169	178

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	171	192	205	169	178

Minority interests	5	5	5	3	4

Attributable profit to the Group (w/o capital gains)	166	186	199	167	174

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	166	186	199	167	174

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	40,979	42,712	44,179	45,731	46,756
Trading portfolio (w/o loans)	13	(4)	35	21	24
Available-for-sale financial assets	58	97	67	192	182
Due from credit institutions*	6,896	3,349	2,007	2,912	3,075
Intangible assets and property and equipment	686	801	805	839	852
Other assets	1,406	1,239	1,476	1,568	1,614

Total assets/liabilities & shareholders’ equity	50,037	48,195	48,570	51,263	52,503

Customer deposits*	13,456	13,464	13,359	13,883	13,884
Marketable debt securities*	12,727	15,976	15,810	18,080	17,473
Subordinated debt	576	564	560	557	547
Insurance liabilities	—	—	—	—	—
Due to credit institutions*	19,696	14,301	14,867	14,493	15,971
Other liabilities	1,087	1,916	1,972	2,170	1,639
Shareholders’ equity	2,494	1,973	2,001	2,079	2,990

Other customer funds under management	392	408	425	433	394

Mutual funds	333	346	353	360	327
Pension funds	60	62	71	73	66
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	27,151	30,412	30,154	32,953	32,297

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.66	2.78	2.81	2.84	3.15
NPL coverage	114.43	113.13	103.72	95.69	92.16
Risk-weighted assets	32,936	31,576	33,143	34,771	36,578

Spread loans	4.10	3.99	3.82	3.67	3.69

Portugal
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	194	174	20	11.7

Income from companies accounted for by the equity method	—	—	—	—
Net fees	95	96	(1)	(1.2)
Insurance activity	8	7	1	16.1

Commercial revenue	297	277	20	7.3

Gains (losses) on financial transactions	15	31	(16)	(51.2)

Gross operating income	312	308	4	1.4

Income from non-financial services (net) and other operating income	(1)	(2)	1	(27.9)
Operating expenses	(134)	(132)	(2)	1.2
General administrative expenses	(116)	(116)	(1)	0.6
Personnel	(76)	(74)	(2)	2.7
Other administrative expenses	(40)	(42)	1	(3.2)
Depreciation and amortisation	(18)	(17)	(1)	5.3

Net operating income	177	174	3	1.8

Net loan loss provisions	1	6	(5)	(90.9)
Other income	(4)	(11)	6	(59.8)

Profit before taxes	173	169	4	2.4

Tax on profit	(34)	(37)	3	(8.5)

Net profit from ordinary activity	140	132	7	5.4

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	140	132	7	5.4

Minority interests	0	0	0	2.0

Attributable profit to the Group	139	132	7	5.4

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	30,699	27,942	2,757	9.9
Trading portfolio (w/o loans)	1,131	934	197	21.1
Available-for-sale financial assets	1,092	1,003	89	8.9
Due from credit institutions*	3,836	8,809	(4,973)	(56.5)
Intangible assets and property and equipment	483	431	52	12.1
Other assets	4,326	5,391	(1,065)	(19.8)

Total assets/liabilities & shareholders’ equity	41,566	44,509	(2,943)	(6.6)

Customer deposits*	12,605	11,380	1,225	10.8
Marketable debt securities*	9,833	11,371	(1,538)	(13.5)
Subordinated debt	346	368	(23)	(6.2)
Insurance liabilities	3,960	4,074	(114)	(2.8)
Due to credit institutions*	10,935	13,358	(2,424)	(18.1)
Other liabilities	1,589	1,696	(107)	(6.3)
Shareholders’ equity	2,298	2,261	37	1.6

Other customer funds under management	10,187	11,773	(1,587)	(13.5)

Mutual funds	5,175	6,160	(985)	(16.0)
Pension funds	1,430	1,453	(23)	(1.6)
Managed portfolios	261	355	(94)	(26.5)
Savings-insurance policies	3,321	3,806	(485)	(12.7)

Customer funds under management	32,970	34,892	(1,922)	(5.5)

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	26.53	25.56	0.97 p.
Efficiency ratio	42.89	42.96	(0.07 p.	)
NPL ratio	1.37	1.16	0.21
NPL coverage	106.56	127.55	(20.99 p.	)
Number of employees (direct & indirect)	6,491	6,172	319		5.2
Number of branches	762	731	31		4.2

Portugal
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	174	186	179	179	194

Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	96	90	89	89	95
Insurance activity	7	7	6	6	8

Commercial revenue	277	283	274	274	297

Gains (losses) on financial transactions	31	28	24	24	15

Gross operating income	308	311	298	298	312

Income from non-financial services (net) and other operating income	(2)	(2)	(2)	(2)	(1)
Operating expenses	(132)	(132)	(131)	(138)	(134)
General administrative expenses	(116)	(115)	(114)	(120)	(116)
Personnel	(74)	(74)	(75)	(77)	(76)
Other administrative expenses	(42)	(41)	(39)	(43)	(40)
Depreciation and amortisation	(17)	(17)	(18)	(19)	(18)

Net operating income	174	177	164	157	177

Net loan loss provisions	6	(18)	1	(11)	1
Other income	(11)	(9)	(6)	5	(4)

Profit before taxes (w/o capital gains)	169	150	160	152	173

Tax on profit	(37)	(22)	(29)	(31)	(34)

Net profit from ordinary activity	132	128	131	121	140

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	132	128	131	121	140

Minority interests	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	132	127	131	120	139

Net extraordinary capital gains and allowances	—	16	—	—	—

Attributable profit to the Group	132	144	131	120	139

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	27,942	28,776	29,341	30,119	30,699
Trading portfolio (w/o loans)	934	1,032	930	973	1,131
Available-for-sale financial assets	1,003	868	965	1,103	1,092
Due from credit institutions*	8,809	7,130	5,711	4,397	3,836
Intangible assets and property and equipment	431	458	457	484	483
Other assets	5,391	5,183	5,141	4,923	4,326

Total assets/liabilities & shareholders’ equity	44,509	43,447	42,546	42,000	41,566

Customer deposits*	11,380	11,785	12,239	12,225	12,605
Marketable debt securities*	11,371	11,209	10,576	10,242	9,833
Subordinated debt	368	367	353	352	346
Insurance liabilities	4,074	4,205	4,237	4,077	3,960
Due to credit institutions*	13,358	12,354	11,599	11,813	10,935
Other liabilities	1,696	1,765	1,841	1,814	1,589
Shareholders’ equity	2,261	1,763	1,701	1,477	2,298

Other customer funds under management	11,773	11,980	11,614	10,947	10,187

Mutual funds	6,160	6,333	6,039	5,698	5,175
Pension funds	1,453	1,472	1,450	1,488	1,430
Managed portfolios	355	312	297	288	261
Savings-insurance policies	3,806	3,862	3,827	3,473	3,321

Customer funds under management	34,892	35,340	34,782	33,766	32,970

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.16	1.27	1.30	1.25	1.37
NPL coverage	127.55	120.53	118.53	117.39	106.56
Risk-weighted assets	21,689	22,256	22,670	24,397	24,388

Spread (Retail Banking)	3.42	3.44	3.52	3.51	3.43

Spread loans	1.46	1.43	1.35	1.37	1.47
Spread deposits	1.96	2.01	2.17	2.14	1.96

United Kingdom
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	583	572	11	1.9

Income from companies accounted for by the equity method	0	0	(0)	(46.0)
Net fees	237	251	(14)	(5.6)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	820	823	(3)	(0.4)

Gains (losses) on financial transactions	103	131	(29)	(21.7)

Gross operating income	923	955	(32)	(3.3)

Income from non-financial services (net) and other operating income	12	14	(2)	(14.9)
Operating expenses	(440)	(492)	52	(10.6)
General administrative expenses	(415)	(467)	52	(11.2)
Personnel	(238)	(261)	24	(9.1)
Other administrative expenses	(177)	(206)	29	(13.9)
Depreciation and amortisation	(26)	(25)	(0)	1.4

Net operating income	495	476	18	3.8

Net loan loss provisions	(80)	(81)	1	(1.5)
Other income	2	5	(3)	(54.7)

Profit before taxes	417	400	17	4.1

Tax on profit	(106)	(100)	(5)	5.3

Net profit from ordinary activity	311	300	11	3.8

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	311	300	11	3.8

Minority interests	—	—	—	—

Attributable profit to the Group	311	300	11	3.8

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	164,848	192,666	(27,818)	(14.4)
Trading portfolio (w/o loans)	35,218	59,273	(24,055)	(40.6)
Available-for-sale financial assets	39	23	16	70.1
Due from credit institutions*	21,853	22,244	(391)	(1.8)
Intangible assets and property and equipment	4,291	4,945	(654)	(13.2)
Other assets	11,097	7,551	3,546	47.0

Total assets/liabilities & shareholders’ equity	237,346	286,702	(49,356)	(17.2)

Customer deposits*	106,295	112,292	(5,996)	(5.3)
Marketable debt securities*	68,195	82,528	(14,334)	(17.4)
Subordinated debt	7,546	9,216	(1,670)	(18.1)
Insurance liabilities	5	11	(6)	(52.4)
Due to credit institutions*	28,691	44,871	(16,180)	(36.1)
Other liabilities	22,215	33,839	(11,624)	(34.4)
Shareholders’ equity	4,400	3,946	454	11.5

Other customer funds under management	8,542	13,640	(5,098)	(37.4)

Mutual funds	8,542	13,640	(5,098)	(37.4)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	190,577	217,675	(27,098)	(12.4)

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	29.59	31.34	(1.75 p.	)
Efficiency ratio	47.10	50.81	(3.71 p.	)
NPL ratio	0.66	0.55	0.11 p.
NPL coverage	59.26	81.38	(22.12 p.	)
Number of employees (direct & indirect)	16,709	16,616	93		0.6
Number of branches	705	711	(6)		(0.8)

United Kingdom
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	572	580	594	589	583

Income from companies accounted for by the equity method	0	0	0	2	0
Net fees	251	261	248	247	237
Insurance activity	0	(0)	(0)	(0)	—

Commercial revenue	823	841	843	837	820

Gains (losses) on financial transactions	131	100	105	99	103

Gross operating income	955	941	948	937	923

Income from non-financial services (net) and other operating income	14	14	14	8	12
Operating expenses	(492)	(477)	(477)	(472)	(440)
General administrative expenses	(467)	(452)	(452)	(445)	(415)
Personnel	(261)	(258)	(263)	(254)	(238)
Other administrative expenses	(206)	(194)	(189)	(191)	(177)
Depreciation and amortisation	(25)	(25)	(25)	(27)	(26)

Net operating income	476	478	485	473	495

Net loan loss provisions	(81)	(80)	(80)	(71)	(80)
Other income	5	5	5	7	2

Profit before taxes (w/o capital gains)	400	403	409	409	417

Tax on profit	(100)	(101)	(105)	(114)	(106)

Net profit from ordinary activity	300	302	305	295	311

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	300	302	305	295	311

Minority interests	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	300	302	305	295	311

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	300	302	305	295	311

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	192,666	197,474	188,752	184,086	164,848
Trading portfolio (w/o loans)	59,273	63,104	61,313	53,782	35,218
Available-for-sale financial assets	23	24	48	44	39
Due from credit institutions*	22,244	25,948	20,283	19,810	21,853
Intangible assets and property and equipment	4,945	4,974	4,893	4,685	4,291
Other assets	7,551	8,663	9,046	9,458	11,097

Total assets/liabilities & shareholders’ equity	286,702	300,187	284,335	271,865	237,346

Customer deposits*	112,292	115,803	124,028	122,514	106,295
Marketable debt securities*	82,528	85,733	78,477	76,056	68,195
Subordinated debt	9,216	8,435	7,995	7,876	7,546
Insurance liabilities	11	11	11	6	5
Due to credit institutions*	44,871	51,389	44,037	38,688	28,691
Other liabilities	33,839	35,179	25,994	23,549	22,215
Shareholders’ equity	3,946	3,637	3,794	3,177	4,400

Other customer funds under management	13,640	12,980	10,923	10,225	8,542

Mutual funds	13,640	12,980	10,923	10,225	8,542
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	217,675	222,951	221,423	216,672	190,577

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.55	0.55	0.58	0.60	0.66
NPL coverage	81.38	78.40	74.08	65.84	59.26
Risk-weighted assets	90,473	89,774	94,265	90,186	87,282

Spread (Retail Banking)	1.97	2.01	2.01	1.98	2.00

Spread loans	0.69	0.69	0.65	0.61	0.66
Spread deposits	1.28	1.32	1.36	1.37	1.34

United Kingdom
Million pound sterling

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	441	383	58	15.1

Income from companies accounted for by the equity method	0	0	(0)	(39.0)
Net fees	180	169	11	6.6
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	621	552	69	12.4

Gains (losses) on financial transactions	78	88	(10)	(11.6)

Gross operating income	698	640	58	9.1

Income from non-financial services (net) and other operating income	9	9	(0)	(4.0)
Operating expenses	(333)	(330)	(3)	0.9
General administrative expenses	(314)	(313)	(1)	0.2
Personnel	(180)	(175)	(5)	2.6
Other administrative expenses	(134)	(138)	4	(2.8)
Depreciation and amortisation	(19)	(17)	(2)	14.5

Net operating income	374	319	55	17.2

Net loan loss provisions	(61)	(55)	(6)	11.1
Other income	2	3	(2)	(48.8)

Profit before taxes	316	268	47	17.6

Tax on profit	(80)	(67)	(13)	18.8

Net profit from ordinary activity	235	201	34	17.1

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	235	201	34	17.1

Minority interests	—	—	—	—

Attributable profit to the Group	235	201	34	17.1

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	131,186	130,975	212	0.2
Trading portfolio (w/o loans)	28,027	40,294	(12,267)	(30.4)
Available-for-sale financial assets	31	16	16	99.1
Due from credit institutions*	17,391	15,121	2,269	15.0
Intangible assets and property and equipment	3,415	3,362	53	1.6
Other assets	8,831	5,133	3,698	72.0

Total assets/liabilities & shareholders’ equity	188,880	194,900	(6,020)	(3.1)

Customer deposits*	84,590	76,336	8,254	10.8
Marketable debt securities*	54,269	56,103	(1,833)	(3.3)
Subordinated debt	6,005	6,265	(260)	(4.1)
Insurance liabilities	4	7	(3)	(44.2)
Due to credit institutions*	22,832	30,503	(7,671)	(25.1)
Other liabilities	17,679	23,004	(5,325)	(23.1)
Shareholders’ equity	3,501	2,682	819	30.5

Other customer funds under management	6,797	9,272	(2,475)	(26.7)

Mutual funds	6,797	9,272	(2,475)	(26.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	151,661	147,976	3,686	2.5

(*)	Includes all stock of concept classified in the balance sheet

United Kingdom
Million pound sterling

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	383	394	404	416	441

Income from companies accounted for by the equity method	0	0	0	1	0
Net fees	169	177	169	175	180
Insurance activity	0	0	(0)	0	—

Commercial revenue	552	571	573	592	621

Gains (losses) on financial transactions	88	68	72	70	78

Gross operating income	640	639	644	662	698

Income from non-financial services (net) and other operating income	9	10	10	6	9
Operating expenses	(330)	(324)	(324)	(334)	(333)
General administrative expenses	(313)	(307)	(307)	(315)	(314)
Personnel	(175)	(175)	(179)	(180)	(180)
Other administrative expenses	(138)	(131)	(129)	(135)	(134)
Depreciation and amortisation	(17)	(17)	(17)	(19)	(19)

Net operating income	319	325	330	334	374

Net loan loss provisions	(55)	(54)	(54)	(50)	(61)
Other income	3	3	3	5	2

Profit before taxes (w/o capital gains)	268	274	278	289	316

Tax on profit	(67)	(69)	(71)	(80)	(80)

Net profit from ordinary activity	201	205	207	209	235

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	201	205	207	209	235

Minority interests	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	201	205	207	209	235

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	201	205	207	209	235

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08

Balance sheet
Customer loans*	130,975	133,097	131,522	134,999	131,186
Trading portfolio (w/o loans)	40,294	42,532	42,723	39,441	28,027
Available-for-sale financial assets	16	16	34	32	31
Due from credit institutions*	15,121	17,489	14,133	14,528	17,391
Intangible assets and property and equipment	3,362	3,352	3,410	3,436	3,415
Other assets	5,133	5,839	6,303	6,936	8,831

Total assets/liabilities & shareholders’ equity	194,900	202,326	198,125	199,372	188,880

Customer deposits*	76,336	78,051	86,423	89,846	84,590
Marketable debt securities*	56,103	57,784	54,683	55,775	54,269
Subordinated debt	6,265	5,685	5,571	5,776	6,005
Insurance liabilities	7	7	8	4	4
Due to credit institutions*	30,503	34,637	30,685	28,371	22,832
Other liabilities	23,004	23,711	18,112	17,269	17,679
Shareholders’ equity	2,682	2,451	2,644	2,330	3,501

Other customer funds under management	9,272	8,749	7,611	7,499	6,797

Mutual funds	9,272	8,749	7,611	7,499	6,797
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	147,976	150,269	154,288	158,896	151,661

(*)	Includes all stock of concept classified in the balance sheet

Latin America
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	1,795	1,470	325	22.1

Income from companies accounted for by the equity method	2	1	0	15.0
Net fees	790	656	134	20.4
Insurance activity	49	42	7	17.3

Commercial revenue	2,636	2,169	467	21.5

Gains (losses) on financial transactions	335	200	135	67.6

Gross operating income	2,971	2,369	602	25.4

Income from non-financial services (net) and other operating income	(44)	(36)	(8)	22.6
Operating expenses	(1,131)	(1,018)	(113)	11.1
General administrative expenses	(1,038)	(939)	(99)	10.5
Personnel	(574)	(502)	(72)	14.3
Other administrative expenses	(464)	(437)	(27)	6.1
Depreciation and amortisation	(93)	(79)	(14)	17.8

Net operating income	1,796	1,315	481	36.6

Net loan loss provisions	(569)	(327)	(242)	74.2
Other income	(158)	(3)	(155)	—

Profit before taxes	1,069	985	83	8.5

Tax on profit	(238)	(242)	4	(1.6)

Net profit from ordinary activity	830	743	87	11.7

Net profit from discontinued operations	1	30	(29)	(97.9)

Net consolidated profit	831	773	58	7.6

Minority interests	102	92	10	10.7

Attributable profit to the Group	729	681	49	7.1

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	67,217	59,399	7,818	13.2
Trading portfolio (w/o loans)	23,011	24,183	(1,172)	(4.8)
Available-for-sale financial assets	12,916	13,638	(723)	(5.3)
Due from credit institutions*	12,315	23,420	(11,105)	(47.4)
Intangible assets and property and equipment	1,746	1,689	57	3.4
Other assets	22,791	20,865	1,926	9.2

Total assets/liabilities & shareholders’ equity	139,996	143,194	(3,198)	(2.2)

Customer deposits*	77,715	75,488	2,228	3.0
Marketable debt securities*	5,472	4,367	1,105	25.3
Subordinated debt	2,449	2,450	(1)	(0.0)
Insurance liabilities	2,109	2,259	(150)	(6.6)
Due to credit institutions*	18,223	31,116	(12,893)	(41.4)
Other liabilities	23,947	18,720	5,228	27.9
Shareholders’ equity	10,081	8,795	1,285	14.6

Other customer funds under management	46,380	62,230	(15,849)	(25.5)

Mutual funds	35,054	32,494	2,560	7.9
Pension funds	—	18,564	(18,564)	(100.0)
Managed portfolios	11,256	11,172	85	0.8
Savings-insurance policies	70	—	70	—

Customer funds under management	132,017	144,534	(12,518)	(8.7)

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.81	30.29	(1.48 p.	)
Efficiency ratio	37.36	41.95	(4.59 p.	)
NPL ratio	2.13	1.50	0.63 p.
NPL coverage	123.65	160.00	(36.35 p.	)
Number of employees (direct & indirect)	64,854	63,669	1,185		1.9
Number of branches	4,517	4,438	79		1.8

Latin America
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	1,470	1,598	1,773	1,813	1,795

Income from companies accounted for by the equity method	1	(0)	1	2	2
Net fees	656	688	744	778	790
Insurance activity	42	50	44	36	49

Commercial revenue	2,169	2,336	2,561	2,628	2,636

Gains (losses) on financial transactions	200	231	96	165	335

Gross operating income	2,369	2,566	2,657	2,793	2,971

Income from non-financial services (net) and other operating income	(36)	(37)	(48)	(19)	(44)
Operating expenses	(1,018)	(1,057)	(1,128)	(1,234)	(1,131)
General administrative expenses	(939)	(972)	(1,030)	(1,148)	(1,038)
Personnel	(502)	(529)	(560)	(630)	(574)
Other administrative expenses	(437)	(443)	(470)	(517)	(464)
Depreciation and amortisation	(79)	(85)	(98)	(86)	(93)

Net operating income	1,315	1,472	1,481	1,540	1,796

Net loan loss provisions	(327)	(377)	(447)	(469)	(569)
Other income	(3)	(157)	(93)	(156)	(158)

Profit before taxes (w/o capital gains)	985	939	940	916	1,069

Tax on profit	(242)	(184)	(176)	(220)	(238)

Net profit from ordinary activity	743	755	765	696	830

Net profit from discontinued operations	30	33	36	13	1

Net consolidated profit (w/o capital gains)	773	788	801	709	831

Minority interests	92	109	116	87	102

Attributable profit to the Group (w/o capital gains)	681	679	685	622	729

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	681	679	685	622	729

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	59,399	63,689	64,346	68,854	67,217
Trading portfolio (w/o loans)	24,183	26,126	26,819	22,846	23,011
Available-for-sale financial assets	13,638	14,367	11,554	12,628	12,916
Due from credit institutions*	23,420	17,541	13,715	11,146	12,315
Intangible assets and property and equipment	1,689	1,946	2,042	1,805	1,746
Other assets	20,865	24,733	23,798	24,707	22,791

Total assets/liabilities & shareholders’ equity	143,194	148,402	142,274	141,985	139,996

Customer deposits*	75,488	78,971	76,825	82,054	77,715
Marketable debt securities*	4,367	4,744	4,216	5,039	5,472
Subordinated debt	2,450	2,503	2,451	2,540	2,449
Insurance liabilities	2,259	2,418	2,423	2,121	2,109
Due to credit institutions*	31,116	28,563	23,093	19,064	18,223
Other liabilities	18,720	21,568	24,316	22,579	23,947
Shareholders’ equity	8,795	9,636	8,951	8,588	10,081

Other customer funds under management	62,230	68,106	67,760	48,048	46,380

Mutual funds	32,494	35,526	36,103	36,041	35,054
Pension funds	18,564	20,039	19,141	—	—
Managed portfolios	11,172	12,035	12,049	11,949	11,256
Savings-insurance policies	—	506	468	58	70

Customer funds under management	144,534	154,323	151,252	137,682	132,017

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.50	1.61	1.77	1.87	2.13
NPL coverage	160.00	150.57	139.16	134.41	123.65
Risk-weighted assets	72,831	74,882	74,795	76,960	77,612

Latin America
Million dollars

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	2,687	1,926	761	39.5

Income from companies accounted for by the equity method	2	2	1	31.3
Net fees	1,182	860	323	37.5
Insurance activity	73	55	19	34.0

Commercial revenue	3,945	2,843	1,102	38.8

Gains (losses) on financial transactions	502	262	240	91.4

Gross operating income	4,447	3,105	1,342	43.2

Income from non-financial services (net) and other operating income	(66)	(47)	(19)	40.0
Operating expenses	(1,693)	(1,335)	(358)	26.8
General administrative expenses	(1,553)	(1,231)	(322)	26.2
Personnel	(859)	(658)	(201)	30.6
Other administrative expenses	(694)	(573)	(121)	21.1
Depreciation and amortisation	(139)	(104)	(36)	34.5

Net operating income	2,688	1,723	965	56.0

Net loan loss provisions	(852)	(428)	(424)	99.0
Other income	(236)	(3)	(233)	—

Profit before taxes	1,600	1,292	308	23.9

Tax on profit	(357)	(317)	(39)	12.3

Net profit from ordinary activity	1,243	974	269	27.6

Net profit from discontinued operations	1	39	(38)	(97.6)

Net consolidated profit	1,244	1,013	231	22.8

Minority interests	152	120	32	26.4

Attributable profit to the Group	1,092	892	199	22.3

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	106,284	79,107	27,176	34.4
Trading portfolio (w/o loans)	36,384	32,207	4,178	13.0
Available-for-sale financial assets	20,422	18,163	2,259	12.4
Due from credit institutions*	19,473	31,191	(11,718)	(37.6)
Intangible assets and property and equipment	2,761	2,250	511	22.7
Other assets	36,038	27,788	8,250	29.7

Total assets/liabilities & shareholders’ equity	221,362	190,706	30,656	16.1

Customer deposits*	122,884	100,535	22,349	22.2
Marketable debt securities*	8,653	5,816	2,836	48.8
Subordinated debt	3,872	3,263	609	18.7
Insurance liabilities	3,335	3,008	327	10.9
Due to credit institutions*	28,813	41,440	(12,627)	(30.5)
Other liabilities	37,865	24,931	12,935	51.9
Shareholders’ equity	15,940	11,714	4,226	36.1

Other customer funds under management	73,337	82,877	(9,540)	(11.5)

Mutual funds	55,427	43,275	12,152	28.1
Pension funds	—	24,724	(24,724)	(100.0)
Managed portfolios	17,798	14,878	2,920	19.6
Savings-insurance policies	111	—	111	—

Customer funds under management	208,745	192,491	16,254	8.4

(*)	Includes all stock of concept classified in the balance sheet

Latin America
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	1,926	2,151	2,428	2,599	2,687

Income from companies accounted for by the equity method	2	(0)	1	3	2
Net fees	860	927	1,019	1,116	1,182
Insurance activity	55	67	60	52	73

Commercial revenue	2,843	3,144	3,508	3,770	3,945

Gains (losses) on financial transactions	262	310	135	239	502

Gross operating income	3,105	3,454	3,643	4,008	4,447

Income from non-financial services (net) and other operating income	(47)	(50)	(66)	(29)	(66)
Operating expenses	(1,335)	(1,423)	(1,546)	(1,767)	(1,693)
General administrative expenses	(1,231)	(1,308)	(1,412)	(1,643)	(1,553)
Personnel	(658)	(712)	(768)	(902)	(859)
Other administrative expenses	(573)	(596)	(644)	(741)	(694)
Depreciation and amortisation	(104)	(115)	(134)	(124)	(139)

Net operating income	1,723	1,981	2,031	2,212	2,688

Net loan loss provisions	(428)	(507)	(611)	(669)	(852)
Other income	(3)	(208)	(127)	(219)	(236)

Profit before taxes (w/o capital gains)	1,292	1,265	1,292	1,324	1,600

Tax on profit	(317)	(249)	(243)	(316)	(357)

Net profit from ordinary activity	974	1,017	1,050	1,007	1,243

Net profit from discontinued operations	39	45	50	21	1

Net consolidated profit (w/o capital gains)	1,013	1,061	1,099	1,028	1,244

Minority interests	120	147	159	127	152

Attributable profit to the Group (w/o capital gains)	892	914	940	901	1,092

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	892	914	940	901	1,092

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	79,107	86,012	91,236	101,359	106,284
Trading portfolio (w/o loans)	32,207	35,283	38,027	33,632	36,384
Available-for-sale financial assets	18,163	19,402	16,383	18,590	20,422
Due from credit institutions*	31,191	23,689	19,447	16,407	19,473
Intangible assets and property and equipment	2,250	2,628	2,895	2,657	2,761
Other assets	27,788	33,402	33,743	36,371	36,038

Total assets/liabilities & shareholders’ equity	190,706	200,417	201,731	209,016	221,362

Customer deposits*	100,535	106,650	108,930	120,792	122,884
Marketable debt securities*	5,816	6,407	5,978	7,418	8,653
Subordinated debt	3,263	3,380	3,475	3,740	3,872
Insurance liabilities	3,008	3,265	3,436	3,122	3,335
Due to credit institutions*	41,440	38,574	32,743	28,064	28,813
Other liabilities	24,931	29,127	34,477	33,239	37,865
Shareholders’ equity	11,714	13,014	12,692	12,642	15,940

Other customer funds under management	82,877	91,977	96,077	70,732	73,337

Mutual funds	43,275	47,978	51,190	53,056	55,427
Pension funds	24,724	27,063	27,140	—	—
Managed portfolios	14,878	16,253	17,084	17,591	17,798
Savings-insurance policies	—	684	663	85	111

Customer funds under management	192,491	208,413	214,460	202,681	208,745

(*)	Includes all stock of concept classified in the balance sheet

Latin America. Results
Million euros

	Gross operating income		Net operating income		Attributable profit to the Group
	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)	Var. (%)*

Brazil	1,268	31.9	790	44.6	262	16.5
Mexico	695	15.9	450	24.4	188	20.9	23.7
Chile	404	20.4	244	22.8	133	1.7	9.1
Puerto Rico	87	6.8	41	26.8	(6)	—
Venezuela	231	53.1	137	105.5	53	16.2
Colombia	35	50.3	14	95.7	8	2.8	38.6
Argentina	136	14.8	69	15.8	50	(5.7)	8.5
Rest	31	29.3	(1)	(70.4)	(2)	—

Subtotal	2,886	25.8	1,744	37.5	686	7.3	12.2

Santander Private Banking	85	13.1	52	11.8	43	4.2

Total	2,971	25.4	1,796	36.6	729	7.1	11.7

(*).-	Change of results from ordinary activity before discontinued operations (sale of pension funds management institutions)

Latin America. Results
Million dollars

	Gross operating income		Net operating income		Attributable profit to the Group
	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)	Q1 ’08	Var. (%)	Var. (%)*

Brazil	1,898	50.7	1,183	65.1	392	33.1
Mexico	1,040	32.3	673	42.1	282	38.1	41.3
Chile	604	37.5	365	40.3	199	16.2	24.6
Puerto Rico	131	21.9	62	44.8	(9)	—
Venezuela	345	74.9	205	134.7	79	32.7
Colombia	53	71.7	21	123.5	13	17.4	58.3
Argentina	204	31.1	103	32.2	75	7.7	23.9
Rest	46	47.7	(2)	(66.2)	(3)	—

Subtotal	4,320	43.7	2,610	57.1	1,027	22.6	28.1

Santander Private Banking	127	29.2	78	27.7	65	19.0

Total	4,447	43.2	2,688	56.0	1,092	22.3	27.6

(*).-	Change of results from ordinary activity before discontinued operations (sale of pension funds management institutions)

Brazil
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	662	525	137	26.1

Income from companies accounted for by the equity method	0	0	(0)	(63.3)
Net fees	369	281	87	31.0
Insurance activity	17	21	(4)	(18.0)

Commercial revenue	1,049	828	220	26.6

Gains (losses) on financial transactions	220	133	86	64.9

Gross operating income	1,268	961	307	31.9

Income from non-financial services (net) and other operating income	(6)	(2)	(4)	201.1
Operating expenses	(472)	(413)	(59)	14.3
General administrative expenses	(438)	(381)	(57)	14.9
Personnel	(235)	(192)	(43)	22.3
Other administrative expenses	(204)	(190)	(14)	7.5
Depreciation and amortisation	(33)	(31)	(2)	7.3

Net operating income	790	547	244	44.6

Net loan loss provisions	(280)	(174)	(105)	60.5
Other income	(107)	(20)	(86)	422.4

Profit before taxes	404	352	52	14.8

Tax on profit	(138)	(124)	(14)	11.2

Net profit from ordinary activity	266	228	38	16.7

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	266	228	38	16.7

Minority interests	5	4	1	27.1

Attributable profit to the Group	262	225	37	16.5

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	17,328	15,060	2,268	15.1
Trading portfolio (w/o loans)	7,275	7,055	220	3.1
Available-for-sale financial assets	3,407	2,708	700	25.8
Due from credit institutions*	3,531	9,053	(5,522)	(61.0)
Intangible assets and property and equipment	594	664	(71)	(10.6)
Other assets	11,511	10,567	944	8.9

Total assets/liabilities & shareholders’ equity	43,646	45,107	(1,461)	(3.2)

Customer deposits*	20,309	18,288	2,021	11.1
Marketable debt securities*	1,265	947	318	33.5
Subordinated debt	1,557	1,510	47	3.1
Insurance liabilities	1,906	1,550	356	23.0
Due to credit institutions*	4,990	12,666	(7,676)	(60.6)
Other liabilities	10,285	7,172	3,113	43.4
Shareholders’ equity	3,334	2,975	359	12.1

Other customer funds under management	20,471	18,326	2,144	11.7

Mutual funds	19,519	17,558	1,961	11.2
Pension funds	—	—	—	—
Managed portfolios	887	768	119	15.6
Savings-insurance policies	64	—	64	—

Customer funds under management	43,601	39,071	4,531	11.6

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	31.54	32.01	(0.47 p.	)
Efficiency ratio	35.60	40.62	(5.02 p.	)
NPL ratio	3.26	2.62	0.64 p.
NPL coverage	101.92	98.77	3.15 p.
Number of employees (direct & indirect)	21,297	21,680	(383)		(1.8)
Number of branches	2,120	2,044	76		3.7

Brazil
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	525	577	654	683	662

Income from companies accounted for by the equity method	0	0	0	0	0
Net fees	281	300	323	345	369
Insurance activity	21	25	19	7	17

Commercial revenue	828	902	996	1,035	1,049

Gains (losses) on financial transactions	133	199	104	189	220

Gross operating income	961	1,100	1,100	1,224	1,268

Income from non-financial services (net) and other operating income	(2)	(5)	(11)	(15)	(6)
Operating expenses	(413)	(430)	(455)	(521)	(472)
General administrative expenses	(381)	(396)	(418)	(485)	(438)
Personnel	(192)	(203)	(214)	(269)	(235)
Other administrative expenses	(190)	(194)	(204)	(216)	(204)
Depreciation and amortisation	(31)	(34)	(38)	(36)	(33)

Net operating income	547	665	634	688	790

Net loan loss provisions	(174)	(177)	(211)	(229)	(280)
Other income	(20)	(134)	(69)	(126)	(107)

Profit before taxes (w/o capital gains)	352	354	353	333	404

Tax on profit	(124)	(120)	(105)	(124)	(138)

Net profit from ordinary activity	228	234	248	209	266

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	228	234	248	209	266

Minority interests	4	4	3	3	5

Attributable profit to the Group (w/o capital gains)	225	230	245	206	262

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	225	230	245	206	262

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	15,060	15,708	16,219	19,998	17,328
Trading portfolio (w/o loans)	7,055	7,171	8,281	5,903	7,275
Available-for-sale financial assets	2,708	3,427	3,005	3,685	3,407
Due from credit institutions*	9,053	3,316	2,843	2,062	3,531
Intangible assets and property and equipment	664	803	913	628	594
Other assets	10,567	14,970	14,029	14,045	11,511

Total assets/liabilities & shareholders’ equity	45,107	45,396	45,290	46,321	43,646

Customer deposits*	18,288	19,866	20,070	21,484	20,309
Marketable debt securities*	947	928	837	1,079	1,265
Subordinated debt	1,510	1,581	1,594	1,622	1,557
Insurance liabilities	1,550	1,667	1,739	1,930	1,906
Due to credit institutions*	12,666	8,294	6,559	7,822	4,990
Other liabilities	7,172	9,626	11,128	9,583	10,285
Shareholders’ equity	2,975	3,433	3,363	2,801	3,334

Other customer funds under management	18,326	20,136	21,673	21,588	20,471

Mutual funds	17,558	19,240	20,762	20,618	19,519
Pension funds	—	—	—	—	—
Managed portfolios	768	843	858	917	887
Savings-insurance policies	—	52	53	53	64

Customer funds under management	39,071	42,511	44,174	45,772	43,601

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.62	2.70	2.79	2.74	3.26
NPL coverage	98.77	101.72	102.15	101.46	101.92
Risk-weighted assets	19,484	21,106	21,996	23,016	23,701

Spread (Retail Banking)	18.04	17.89	17.44	17.35	16.94

Spread loans	16.42	16.46	16.04	16.03	15.65
Spread deposits	1.62	1.43	1.40	1.32	1.29

Brazil
Million dollars

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	992	689	303	44.0

Income from companies accounted for by the equity method	0	0	(0)	(58.1)
Net fees	552	369	183	49.7
Insurance activity	26	28	(2)	(6.4)

Commercial revenue	1,569	1,085	484	44.6

Gains (losses) on financial transactions	329	175	154	88.4

Gross operating income	1,898	1,260	638	50.7

Income from non-financial services (net) and other operating income	(9)	(3)	(6)	243.9
Operating expenses	(706)	(541)	(165)	30.6
General administrative expenses	(656)	(500)	(156)	31.2
Personnel	(351)	(251)	(100)	39.6
Other administrative expenses	(305)	(248)	(56)	22.7
Depreciation and amortisation	(50)	(41)	(9)	22.5

Net operating income	1,183	717	467	65.1

Net loan loss provisions	(419)	(228)	(190)	83.3
Other income	(160)	(27)	(133)	496.6

Profit before taxes	605	461	143	31.1

Tax on profit	(206)	(162)	(44)	27.0

Net profit from ordinary activity	399	299	100	33.3

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	399	299	100	33.3

Minority interests	7	5	2	45.1

Attributable profit to the Group	392	294	97	33.1

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	27,399	20,056	7,343	36.6
Trading portfolio (w/o loans)	11,504	9,396	2,108	22.4
Available-for-sale financial assets	5,388	3,606	1,782	49.4
Due from credit institutions*	5,583	12,057	(6,473)	(53.7)
Intangible assets and property and equipment	939	884	54	6.1
Other assets	18,201	14,074	4,128	29.3

Total assets/liabilities & shareholders’ equity	69,014	60,074	8,940	14.9

Customer deposits*	32,112	24,355	7,757	31.8
Marketable debt securities*	2,000	1,262	738	58.5
Subordinated debt	2,462	2,010	451	22.5
Insurance liabilities	3,014	2,064	950	46.0
Due to credit institutions*	7,890	16,868	(8,978)	(53.2)
Other liabilities	16,263	9,552	6,712	70.3
Shareholders’ equity	5,271	3,962	1,309	33.0

Other customer funds under management	32,368	24,407	7,961	32.6

Mutual funds	30,864	23,384	7,479	32.0
Pension funds	—	—	—	—
Managed portfolios	1,403	1,023	380	37.2
Savings-insurance policies	101	—	101	—

Customer funds under management	68,942	52,034	16,908	32.5

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	689	776	895	978	992

Income from companies accounted for by the equity method	0	0	0	0	0
Net fees	369	403	443	494	552
Insurance activity	28	34	26	11	26

Commercial revenue	1,085	1,213	1,364	1,483	1,569

Gains (losses) on financial transactions	175	266	144	269	329

Gross operating income	1,260	1,480	1,509	1,752	1,898

Income from non-financial services (net) and other operating income	(3)	(7)	(14)	(22)	(9)
Operating expenses	(541)	(579)	(624)	(744)	(706)
General administrative expenses	(500)	(534)	(573)	(692)	(656)
Personnel	(251)	(273)	(294)	(383)	(351)
Other administrative expenses	(248)	(261)	(279)	(309)	(305)
Depreciation and amortisation	(41)	(45)	(51)	(52)	(50)

Net operating income	717	893	870	987	1,183

Net loan loss provisions	(228)	(239)	(289)	(327)	(419)
Other income	(27)	(178)	(95)	(177)	(160)

Profit before taxes (w/o capital gains)	461	476	485	482	605

Tax on profit	(162)	(162)	(145)	(179)	(206)

Net profit from ordinary activity	299	315	340	304	399

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	299	315	340	304	399

Minority interests	5	5	5	5	7

Attributable profit to the Group (w/o capital gains)	294	310	336	299	392

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	294	310	336	299	392

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	20,056	21,214	22,997	29,438	27,399
Trading portfolio (w/o loans)	9,396	9,684	11,741	8,689	11,504
Available-for-sale financial assets	3,606	4,628	4,261	5,425	5,388
Due from credit institutions*	12,057	4,479	4,032	3,036	5,583
Intangible assets and property and equipment	884	1,085	1,295	925	939
Other assets	14,074	20,217	19,891	20,675	18,201

Total assets/liabilities & shareholders’ equity	60,074	61,307	64,217	68,189	69,014

Customer deposits*	24,355	26,829	28,458	31,626	32,112
Marketable debt securities*	1,262	1,253	1,186	1,589	2,000
Subordinated debt	2,010	2,136	2,260	2,387	2,462
Insurance liabilities	2,064	2,251	2,466	2,841	3,014
Due to credit institutions*	16,868	11,202	9,299	11,515	7,890
Other liabilities	9,552	13,000	15,779	14,108	16,263
Shareholders’ equity	3,962	4,636	4,769	4,123	5,271

Other customer funds under management	24,407	27,193	30,730	31,779	32,368

Mutual funds	23,384	25,984	29,439	30,352	30,864
Pension funds	—	—	—	—	—
Managed portfolios	1,023	1,138	1,216	1,350	1,403
Savings-insurance policies	—	71	75	78	101

Customer funds under management	52,034	57,411	62,634	67,381	68,942

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement

Net interest income	1,723	1,451	273	18.8

Income from companies accounted for by the equity method	0	1	(1)	(65.4)
Net fees	959	777	182	23.5
Insurance activity	45	58	(13)	(22.8)

Commercial revenue	2,728	2,287	441	19.3

Gains (losses) on financial transactions	572	368	204	55.4

Gross operating income	3,299	2,654	645	24.3

Income from non-financial services (net) and other operating income	(16)	(6)	(10)	183.7
Operating expenses	(1,227)	(1,139)	(88)	7.7
General administrative expenses	(1,140)	(1,053)	(87)	8.3
Personnel	(610)	(530)	(81)	15.2
Other administrative expenses	(530)	(523)	(7)	1.2
Depreciation and amortisation	(87)	(86)	(1)	1.1

Net operating income	2,056	1,510	547	36.2

Net loan loss provisions	(728)	(481)	(246)	51.2
Other income	(278)	(56)	(221)	392.2

Profit before taxes	1,051	972	79	8.1

Tax on profit	(358)	(342)	(16)	4.8

Net profit from ordinary activity	693	630	63	10.0

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	693	630	63	10.0

Minority interests	12	10	2	19.7

Attributable profit to the Group	681	620	61	9.8

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	47,745	40,624	7,121	17.5
Trading portfolio (w/o loans)	20,047	19,032	1,015	5.3
Available-for-sale financial assets	9,388	7,304	2,085	28.5
Due from credit institutions*	9,730	24,421	(14,692)	(60.2)
Intangible assets and property and equipment	1,635	1,792	(156)	(8.7)
Other assets	31,718	28,506	3,211	11.3

Total assets/liabilities & shareholders’ equity	120,263	121,679	(1,416)	(1.2)

Customer deposits*	55,959	49,332	6,627	13.4
Marketable debt securities*	3,486	2,556	930	36.4
Subordinated debt	4,290	4,072	218	5.4
Insurance liabilities	5,253	4,181	1,072	25.6
Due to credit institutions*	13,750	34,167	(20,417)	(59.8)
Other liabilities	28,340	19,347	8,994	46.5
Shareholders’ equity	9,186	8,025	1,161	14.5

Other customer funds under management	56,404	49,436	6,968	14.1

Mutual funds	53,783	47,365	6,418	13.6
Pension funds	—	—	—	—
Managed portfolios	2,445	2,071	373	18.0
Savings-insurance policies	177	—	177	—

Customer funds under management	120,139	105,396	14,743	14.0

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement

Net interest income	1,451	1,543	1,724	1,772	1,723

Income from companies accounted for by the equity method	1	1	1	0	0
Net fees	777	801	850	894	959
Insurance activity	58	67	50	17	45

Commercial revenue	2,287	2,412	2,625	2,683	2,728

Gains (losses) on financial transactions	368	534	269	491	572

Gross operating income	2,654	2,946	2,894	3,174	3,299

Income from non-financial services (net) and other operating income	(6)	(15)	(28)	(40)	(16)
Operating expenses	(1,139)	(1,150)	(1,198)	(1,351)	(1,227)
General administrative expenses	(1,053)	(1,060)	(1,099)	(1,258)	(1,140)
Personnel	(530)	(542)	(564)	(700)	(610)
Other administrative expenses	(523)	(517)	(535)	(558)	(530)
Depreciation and amortisation	(86)	(90)	(99)	(93)	(87)

Net operating income	1,510	1,781	1,667	1,782	2,056

Net loan loss provisions	(481)	(474)	(558)	(594)	(728)
Other income	(56)	(362)	(181)	(328)	(278)

Profit before taxes (w/o capital gains)	972	945	929	859	1,051

Tax on profit	(342)	(321)	(276)	(322)	(358)

Net profit from ordinary activity	630	624	653	538	693

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	630	624	653	538	693

Minority interests	10	10	9	8	12

Attributable profit to the Group (w/o capital gains)	620	614	645	530	681

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	620	614	645	530	681

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	40,624	40,765	42,280	51,921	47,745
Trading portfolio (w/o loans)	19,032	18,609	21,587	15,326	20,047
Available-for-sale financial assets	7,304	8,892	7,833	9,569	9,388
Due from credit institutions*	24,421	8,607	7,412	5,354	9,730
Intangible assets and property and equipment	1,792	2,085	2,381	1,632	1,635
Other assets	28,506	38,850	36,570	36,465	31,718

Total assets/liabilities & shareholders’ equity	121,679	117,808	118,062	120,266	120,263

Customer deposits*	49,332	51,555	52,320	55,779	55,959
Marketable debt securities*	2,556	2,407	2,181	2,803	3,486
Subordinated debt	4,072	4,104	4,155	4,210	4,290
Insurance liabilities	4,181	4,326	4,534	5,012	5,253
Due to credit institutions*	34,167	21,525	17,097	20,308	13,750
Other liabilities	19,347	24,981	29,009	24,882	28,340
Shareholders’ equity	8,025	8,909	8,768	7,273	9,186

Other customer funds under management	49,436	52,254	56,498	56,049	56,404

Mutual funds	47,365	49,931	54,123	53,531	53,783
Pension funds	—	—	—	—	—
Managed portfolios	2,071	2,187	2,237	2,380	2,445
Savings-insurance policies	—	136	138	137	177

Customer funds under management	105,396	110,320	115,153	118,840	120,139

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	469	456	13	2.8

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	151	127	24	18.8
Insurance activity	14	10	5	49.2

Commercial revenue	634	593	42	7.0

Gains (losses) on financial transactions	61	7	54	780.4

Gross operating income	695	600	95	15.9

Income from non-financial services (net) and other operating income	(18)	(20)	2	(11.2)
Operating expenses	(227)	(218)	(9)	4.2
General administrative expenses	(205)	(200)	(5)	2.5
Personnel	(112)	(102)	(10)	9.4
Other administrative expenses	(93)	(97)	5	(4.8)
Depreciation and amortisation	(23)	(18)	(4)	22.5

Net operating income	450	361	88	24.4

Net loan loss provisions	(140)	(90)	(50)	55.4
Other income	(8)	(2)	(6)	232.6

Profit before taxes	302	269	33	12.2

Tax on profit	(49)	(65)	16	(23.9)

Net profit from ordinary activity	252	204	48	23.7

Net profit from discontinued operations	—	2	(2)	(100.0)

Net consolidated profit	252	206	46	22.5

Minority interests	64	50	14	27.2

Attributable profit to the Group	188	156	33	20.9

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	14,205	13,750	455	3.3
Trading portfolio (w/o loans)	9,493	13,249	(3,756)	(28.3)
Available-for-sale financial assets	3,722	6,406	(2,684)	(41.9)
Due from credit institutions*	5,364	5,524	(160)	(2.9)
Intangible assets and property and equipment	435	365	70	19.2
Other assets	4,516	5,610	(1,093)	(19.5)

Total assets/liabilities & shareholders’ equity	37,736	44,904	(7,168)	(16.0)

Customer deposits*	19,786	22,631	(2,845)	(12.6)
Marketable debt securities*	1,200	996	203	20.4
Subordinated debt	48	58	(10)	(17.8)
Insurance liabilities	98	92	7	7.1
Due to credit institutions*	8,636	12,273	(3,636)	(29.6)
Other liabilities	5,362	6,800	(1,438)	(21.1)
Shareholders’ equity	2,606	2,054	552	26.9

Other customer funds under management	9,379	12,403	(3,024)	(24.4)

Mutual funds	9,379	9,017	362	4.0
Pension funds	—	3,386	(3,386)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	30,412	36,088	(5,676)	(15.7)

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	26.68	25.41	1.27 p.
Efficiency ratio	32.70	36.19	(3.49 p.	)
NPL ratio	1.31	0.83	0.48 p.
NPL coverage	174.92	241.35	(66.43 p.	)
Number of employees (direct & indirect)	13,313	14,071	(758)		(5.4)
Number of branches	1,089	1,038	51		4.9

Mexico
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	456	463	497	476	469

Income from companies accounted for by the equity method	0	(0)	(0)	—	—
Net fees	127	139	156	166	151
Insurance activity	10	9	9	11	14

Commercial revenue	593	611	662	653	634

Gains (losses) on financial transactions	7	(8)	(1)	(29)	61

Gross operating income	600	603	661	624	695

Income from non-financial services (net) and other operating income	(20)	(15)	(16)	14	(18)
Operating expenses	(218)	(215)	(243)	(268)	(227)
General administrative expenses	(200)	(196)	(223)	(246)	(205)
Personnel	(102)	(106)	(116)	(116)	(112)
Other administrative expenses	(97)	(90)	(107)	(130)	(93)
Depreciation and amortisation	(18)	(19)	(20)	(22)	(23)

Net operating income	361	373	402	369	450

Net loan loss provisions	(90)	(113)	(106)	(150)	(140)
Other income	(2)	(3)	(15)	4	(8)

Profit before taxes (w/o capital gains)	269	257	281	223	302

Tax on profit	(65)	(35)	(35)	(28)	(49)

Net profit from ordinary activity	204	222	246	196	252

Net profit from discontinued operations	2	2	3	(0)	—

Net consolidated profit (w/o capital gains)	206	225	249	196	252

Minority interests	50	58	63	50	64

Attributable profit to the Group (w/o capital gains)	156	167	186	146	188

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	156	167	186	146	188

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	13,750	14,888	14,500	14,124	14,205
Trading portfolio (w/o loans)	13,249	13,650	12,630	10,779	9,493
Available-for-sale financial assets	6,406	6,272	4,477	3,929	3,722
Due from credit institutions*	5,524	6,821	6,720	5,684	5,364
Intangible assets and property and equipment	365	418	416	455	435
Other assets	5,610	4,193	4,290	4,525	4,516

Total assets/liabilities & shareholders’ equity	44,904	46,242	43,034	39,495	37,736

Customer deposits*	22,631	22,307	20,807	21,830	19,786
Marketable debt securities*	996	1,129	838	1,301	1,200
Subordinated debt	58	56	54	51	48
Insurance liabilities	92	101	89	98	98
Due to credit institutions*	12,273	14,235	12,676	8,292	8,636
Other liabilities	6,800	5,774	5,977	5,354	5,362
Shareholders’ equity	2,054	2,640	2,592	2,569	2,606

Other customer funds under management	12,403	13,490	13,051	9,259	9,379

Mutual funds	9,017	9,767	9,440	9,259	9,379
Pension funds	3,386	3,722	3,611	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	36,088	36,982	34,751	32,441	30,412

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.83	1.05	1.09	1.20	1.31
NPL coverage	241.35	216.93	210.43	192.25	174.92
Risk-weighted assets	15,965	15,123	15,050	15,337	16,088

Spread (Retail Banking)	14.39	14.25	14.41	14.02	14.71

Spread loans	10.84	10.79	10.99	10.64	11.19
Spread deposits	3.55	3.46	3.42	3.38	3.52

Mexico
Million dollars

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	703	598	104	17.4

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	225	166	59	35.7
Insurance activity	22	13	9	70.4

Commercial revenue	949	777	173	22.2

Gains (losses) on financial transactions	91	9	82	905.5

Gross operating income	1,040	786	254	32.3

Income from non-financial services (net) and other operating income	(26)	(26)	(0)	1.4
Operating expenses	(340)	(286)	(54)	19.0
General administrative expenses	(307)	(262)	(45)	17.0
Personnel	(168)	(134)	(33)	24.9
Other administrative expenses	(139)	(128)	(11)	8.7
Depreciation and amortisation	(34)	(24)	(10)	39.9

Net operating income	673	474	200	42.1

Net loan loss provisions	(210)	(118)	(92)	77.4
Other income	(12)	(3)	(9)	279.9

Profit before taxes	451	352	99	28.1

Tax on profit	(74)	(85)	11	(13.1)

Net profit from ordinary activity	377	267	110	41.3

Net profit from discontinued operations	—	3	(3)	(100.0)

Net consolidated profit	377	270	108	39.9

Minority interests	96	66	30	45.3

Attributable profit to the Group	282	204	78	38.1

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	22,462	18,312	4,149	22.7
Trading portfolio (w/o loans)	15,010	17,644	(2,635)	(14.9)
Available-for-sale financial assets	5,886	8,532	(2,646)	(31.0)
Due from credit institutions*	8,482	7,357	1,125	15.3
Intangible assets and property and equipment	688	487	202	41.5
Other assets	7,141	7,471	(330)	(4.4)

Total assets/liabilities & shareholders’ equity	59,669	59,803	(134)	(0.2)

Customer deposits*	31,286	30,140	1,146	3.8
Marketable debt securities*	1,897	1,327	570	43.0
Subordinated debt	75	77	(2)	(2.4)
Insurance liabilities	156	122	33	27.2
Due to credit institutions*	13,656	16,345	(2,689)	(16.5)
Other liabilities	8,478	9,056	(578)	(6.4)
Shareholders’ equity	4,121	2,736	1,385	50.6

Other customer funds under management	14,829	16,518	(1,689)	(10.2)

Mutual funds	14,829	12,009	2,821	23.5
Pension funds	—	4,509	(4,509)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	48,087	48,062	25	0.1

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	598	624	682	687	703

Income from companies accounted for by the equity method	0	(0)	(0)	—	—
Net fees	166	188	213	237	225
Insurance activity	13	12	12	16	22

Commercial revenue	777	823	908	939	949

Gains (losses) on financial transactions	9	(11)	(2)	(40)	91

Gross operating income	786	813	906	899	1,040

Income from non-financial services (net) and other operating income	(26)	(20)	(22)	17	(26)
Operating expenses	(286)	(290)	(334)	(383)	(340)
General administrative expenses	(262)	(265)	(306)	(351)	(307)
Personnel	(134)	(143)	(159)	(166)	(168)
Other administrative expenses	(128)	(122)	(147)	(185)	(139)
Depreciation and amortisation	(24)	(26)	(28)	(32)	(34)

Net operating income	474	503	551	533	673

Net loan loss provisions	(118)	(152)	(145)	(213)	(210)
Other income	(3)	(4)	(20)	5	(12)

Profit before taxes (w/o capital gains)	352	347	385	325	451

Tax on profit	(85)	(47)	(48)	(41)	(74)

Net profit from ordinary activity	267	299	337	284	377

Net profit from discontinued operations	3	3	4	0	—

Net consolidated profit (w/o capital gains)	270	302	341	284	377

Minority interests	66	78	87	72	96

Attributable profit to the Group (w/o capital gains)	204	224	254	212	282

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	204	224	254	212	282

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	18,312	20,106	20,560	20,793	22,462
Trading portfolio (w/o loans)	17,644	18,434	17,908	15,868	15,010
Available-for-sale financial assets	8,532	8,471	6,348	5,783	5,886
Due from credit institutions*	7,357	9,212	9,529	8,368	8,482
Intangible assets and property and equipment	487	564	589	669	688
Other assets	7,471	5,663	6,083	6,661	7,141

Total assets/liabilities & shareholders’ equity	59,803	62,449	61,017	58,141	59,669

Customer deposits*	30,140	30,126	29,502	32,136	31,286
Marketable debt securities*	1,327	1,524	1,189	1,915	1,897
Subordinated debt	77	76	77	76	75
Insurance liabilities	122	136	126	144	156
Due to credit institutions*	16,345	19,224	17,974	12,206	13,656
Other liabilities	9,056	7,798	8,475	7,881	8,478
Shareholders’ equity	2,736	3,565	3,676	3,782	4,121

Other customer funds under management	16,518	18,218	18,506	13,630	14,829

Mutual funds	12,009	13,191	13,386	13,630	14,829
Pension funds	4,509	5,027	5,120	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	48,062	49,944	49,273	47,756	48,087

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	7,594	6,590	1,005	15.2

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	2,436	1,829	607	33.2
Insurance activity	233	139	94	67.3

Commercial revenue	10,263	8,558	1,705	19.9

Gains (losses) on financial transactions	979	99	880	886.7

Gross operating income	11,242	8,657	2,585	29.9

Income from non-financial services (net) and other operating income	(285)	(286)	2	(0.5)
Operating expenses	(3,680)	(3,153)	(527)	16.7
General administrative expenses	(3,314)	(2,886)	(428)	14.8
Personnel	(1,813)	(1,480)	(334)	22.6
Other administrative expenses	(1,501)	(1,407)	(94)	6.7
Depreciation and amortisation	(366)	(267)	(99)	37.3

Net operating income	7,277	5,218	2,059	39.5

Net loan loss provisions	(2,267)	(1,302)	(965)	74.1
Other income	(131)	(35)	(96)	272.8

Profit before taxes	4,879	3,881	998	25.7

Tax on profit	(800)	(939)	138	(14.7)

Net profit from ordinary activity	4,078	2,942	1,136	38.6

Net profit from discontinued operations	—	30	(30)	(100.0)

Net consolidated profit	4,078	2,971	1,107	37.3

Minority interests	1,034	725	309	42.6

Attributable profit to the Group	3,044	2,246	798	35.5

			Variation
	31.03.08	31.03.07	Amount	%

Balance sheet
Customer loans*	240,024	201,272	38,752	19.3
Trading portfolio (w/o loans)	160,394	193,929	(33,535)	(17.3)
Available-for-sale financial assets	62,896	93,771	(30,875)	(32.9)
Due from credit institutions*	90,637	80,860	9,777	12.1
Intangible assets and property and equipment	7,355	5,347	2,008	37.6
Other assets	76,312	82,116	(5,804)	(7.1)

Total assets/liabilities & shareholders’ equity	637,618	657,295	(19,676)	(3.0)

Customer deposits*	334,317	331,266	3,051	0.9
Marketable debt securities*	20,271	14,584	5,687	39.0
Subordinated debt	805	849	(43)	(5.1)
Insurance liabilities	1,662	1,344	318	23.7
Due to credit institutions*	145,927	179,648	(33,721)	(18.8)
Other liabilities	90,598	99,535	(8,937)	(9.0)
Shareholders’ equity	44,038	30,070	13,968	46.5

Other customer funds under management	158,468	181,552	(23,085)	(12.7)

Mutual funds	158,468	131,990	26,477	20.1
Pension funds	—	49,562	(49,562)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	513,861	528,251	(14,390)	(2.7)

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	6,590	6,790	7,467	7,459	7,594

Income from companies accounted for by the equity method	0	(0)	(0)	—	—
Net fees	1,829	2,043	2,339	2,575	2,436
Insurance activity	139	126	137	172	233

Commercial revenue	8,558	8,959	9,943	10,206	10,263

Gains (losses) on financial transactions	99	(117)	(19)	(439)	979

Gross operating income	8,657	8,842	9,924	9,767	11,242

Income from non-financial services (net) and other operating income	(286)	(214)	(237)	191	(285)
Operating expenses	(3,153)	(3,157)	(3,654)	(4,165)	(3,680)
General administrative expenses	(2,886)	(2,879)	(3,348)	(3,818)	(3,314)
Personnel	(1,480)	(1,554)	(1,741)	(1,805)	(1,813)
Other administrative expenses	(1,407)	(1,325)	(1,607)	(2,013)	(1,501)
Depreciation and amortisation	(267)	(278)	(306)	(348)	(366)

Net operating income	5,218	5,471	6,032	5,793	7,277

Net loan loss provisions	(1,302)	(1,654)	(1,590)	(2,322)	(2,267)
Other income	(35)	(45)	(221)	59	(131)

Profit before taxes (w/o capital gains)	3,881	3,772	4,221	3,530	4,879

Tax on profit	(939)	(513)	(531)	(447)	(800)

Net profit from ordinary activity	2,942	3,259	3,690	3,083	4,078

Net profit from discontinued operations	30	31	45	2	—

Net consolidated profit (w/o capital gains)	2,971	3,291	3,735	3,084	4,078

Minority interests	725	850	952	782	1,034

Attributable profit to the Group (w/o capital gains)	2,246	2,440	2,783	2,303	3,044

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	2,246	2,440	2,783	2,303	3,044

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	201,272	216,831	224,506	227,036	240,024
Trading portfolio (w/o loans)	193,929	198,800	195,552	173,260	160,394
Available-for-sale financial assets	93,771	91,354	69,313	63,149	62,896
Due from credit institutions*	80,860	99,347	104,047	91,367	90,637
Intangible assets and property and equipment	5,347	6,081	6,437	7,306	7,355
Other assets	82,116	61,071	66,427	72,729	76,312

Total assets/liabilities & shareholders’ equity	657,295	673,484	666,280	634,846	637,618

Customer deposits*	331,266	324,892	322,142	350,899	334,317
Marketable debt securities*	14,584	16,441	12,978	20,908	20,271
Subordinated debt	849	817	841	826	805
Insurance liabilities	1,344	1,467	1,379	1,577	1,662
Due to credit institutions*	179,648	207,319	196,263	133,279	145,927
Other liabilities	99,535	84,098	92,538	86,058	90,598
Shareholders’ equity	30,070	38,449	40,139	41,299	44,038

Other customer funds under management	181,552	196,470	202,073	148,822	158,468

Mutual funds	131,990	142,257	146,163	148,822	158,468
Pension funds	49,562	54,213	55,909	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	528,251	538,620	538,034	521,455	513,861

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	298	215	83	38.8

Income from companies accounted for by the equity method	(0)	(0)	(0)	79.3
Net fees	89	76	13	16.7
Insurance activity	15	10	4	40.0

Commercial revenue	401	301	100	33.2

Gains (losses) on financial transactions	3	34	(32)	(91.9)

Gross operating income	404	335	68	20.4

Income from non-financial services (net) and other operating income	(4)	(5)	1	(11.9)
Operating expenses	(155)	(132)	(24)	17.9
General administrative expenses	(139)	(120)	(19)	16.0
Personnel	(85)	(72)	(13)	18.8
Other administrative expenses	(54)	(48)	(6)	11.9
Depreciation and amortisation	(16)	(12)	(4)	36.6

Net operating income	244	199	45	22.8

Net loan loss provisions	(71)	(31)	(40)	127.5
Other income	11	12	(1)	(5.3)

Profit before taxes	184	179	5	2.7

Tax on profit	(20)	(29)	9	(31.1)

Net profit from ordinary activity	164	150	14	9.1

Net profit from discontinued operations	—	10	(10)	(100.0)

Net consolidated profit	164	160	4	2.6

Minority interests	31	29	2	6.8

Attributable profit to the Group	133	131	2	1.7

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	18,231	15,494	2,737	17.7
Trading portfolio (w/o loans)	2,522	1,426	1,096	76.9
Available-for-sale financial assets	2,257	711	1,546	217.4
Due from credit institutions*	1,661	2,678	(1,017)	(38.0)
Intangible assets and property and equipment	355	301	54	17.8
Other assets	2,652	1,500	1,152	76.8

Total assets/liabilities & shareholders’ equity	27,678	22,110	5,568	25.2

Customer deposits*	15,851	13,372	2,479	18.5
Marketable debt securities*	2,425	1,467	958	65.3
Subordinated debt	682	690	(8)	(1.1)
Insurance liabilities	88	59	29	48.1
Due to credit institutions*	3,843	3,586	256	7.1
Other liabilities	2,990	1,520	1,470	96.7
Shareholders’ equity	1,800	1,416	384	27.1

Other customer funds under management	4,223	12,213	(7,990)	(65.4)

Mutual funds	4,217	3,811	406	10.6
Pension funds	—	8,402	(8,402)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	6	—	6	—

Customer funds under management	23,181	27,742	(4,561)	(16.4)

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	32.35	37.07	(4.72 p.	)
Efficiency ratio	38.48	39.29	(0.81 p.	)
NPL ratio	2.23	1.70	0.53 p.
NPL coverage	109.38	147.57	(38.19 p.	)
Number of employees (direct & indirect)	12,540	12,696	(156)		(1.2)
Number of branches	496	442	54		12.2

Chile
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	215	269	316	312	298

Income from companies accounted for by the equity method	(0)	(1)	(1)	(0)	(0)
Net fees	76	77	81	83	89
Insurance activity	10	11	13	14	15

Commercial revenue	301	355	409	409	401

Gains (losses) on financial transactions	34	7	5	(16)	3

Gross operating income	335	362	415	393	404

Income from non-financial services (net) and other operating income	(5)	(5)	(5)	(6)	(4)
Operating expenses	(132)	(146)	(157)	(156)	(155)
General administrative expenses	(120)	(132)	(139)	(146)	(139)
Personnel	(72)	(81)	(85)	(89)	(85)
Other administrative expenses	(48)	(51)	(53)	(57)	(54)
Depreciation and amortisation	(12)	(14)	(18)	(10)	(16)

Net operating income	199	211	253	231	244

Net loan loss provisions	(31)	(29)	(57)	(86)	(71)
Other income	12	17	13	13	11

Profit before taxes (w/o capital gains)	179	200	209	158	184

Tax on profit	(29)	(27)	(27)	(18)	(20)

Net profit from ordinary activity	150	173	182	140	164

Net profit from discontinued operations	10	13	8	5	—

Net consolidated profit (w/o capital gains)	160	186	191	145	164

Minority interests	29	39	39	31	31

Attributable profit to the Group (w/o capital gains)	131	147	152	114	133

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	131	147	152	114	133

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08

Balance sheet
Customer loans*	15,494	15,654	16,109	17,103	18,231
Trading portfolio (w/o loans)	1,426	1,368	1,833	2,189	2,522
Available-for-sale financial assets	711	764	936	1,353	2,257
Due from credit institutions*	2,678	2,005	1,501	1,727	1,661
Intangible assets and property and equipment	301	333	332	338	355
Other assets	1,500	1,931	1,978	2,222	2,652

Total assets/liabilities & shareholders’ equity	22,110	22,055	22,689	24,931	27,678

Customer deposits*	13,372	13,594	13,346	14,566	15,851
Marketable debt securities*	1,467	1,695	1,958	2,242	2,425
Subordinated debt	690	678	612	680	682
Insurance liabilities	59	63	68	77	88
Due to credit institutions*	3,586	3,550	3,356	4,365	3,843
Other liabilities	1,520	1,286	2,192	1,926	2,990
Shareholders’ equity	1,416	1,189	1,157	1,075	1,800

Other customer funds under management	12,213	13,394	13,014	4,257	4,223

Mutual funds	3,811	4,224	3,948	4,252	4,217
Pension funds	8,402	9,170	9,063	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	3	5	6

Customer funds under management	27,742	29,361	28,930	21,744	23,181

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.70	1.88	2.08	2.11	2.23
NPL coverage	147.57	132.02	121.04	118.45	109.38
Risk-weighted assets	14,876	14,479	15,564	16,521	18,297

Spread (Retail Banking)	7.35	7.75	8.28	8.24	8.40

Spread loans	5.11	5.21	5.32	5.26	5.33
Spread deposits	2.24	2.54	2.96	2.98	3.07

Chile
Million dollars

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	446	281	165	58.5

Income from companies accounted for by the equity method	(1)	(0)	(0)	104.8
Net fees	133	100	33	33.2
Insurance activity	22	14	8	59.8

Commercial revenue	600	394	205	52.1

Gains (losses) on financial transactions	4	45	(41)	(90.7)

Gross operating income	604	439	165	37.5

Income from non-financial services (net) and other operating income	(7)	(7)	(0)	0.6
Operating expenses	(232)	(173)	(60)	34.7
General administrative expenses	(208)	(157)	(51)	32.5
Personnel	(128)	(94)	(34)	35.6
Other administrative expenses	(80)	(63)	(17)	27.9
Depreciation and amortisation	(24)	(16)	(9)	56.0

Net operating income	365	260	105	40.3

Net loan loss provisions	(107)	(41)	(66)	159.8
Other income	17	16	1	8.1

Profit before taxes	275	235	41	17.2

Tax on profit	(30)	(38)	8	(21.4)

Net profit from ordinary activity	246	197	49	24.6

Net profit from discontinued operations	—	12	(12)	(100.0)

Net consolidated profit	246	210	36	17.2

Minority interests	47	38	8	22.0

Attributable profit to the Group	199	171	28	16.2

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	28,827	20,634	8,192	39.7
Trading portfolio (w/o loans)	3,988	1,899	2,089	110.0
Available-for-sale financial assets	3,569	947	2,622	276.8
Due from credit institutions*	2,626	3,567	(940)	(26.4)
Intangible assets and property and equipment	561	401	160	39.8
Other assets	4,194	1,998	2,196	109.9

Total assets/liabilities & shareholders’ equity	43,764	29,446	14,318	48.6

Customer deposits*	25,064	17,808	7,255	40.7
Marketable debt securities*	3,834	1,954	1,880	96.2
Subordinated debt	1,079	919	160	17.4
Insurance liabilities	139	79	60	75.9
Due to credit institutions*	6,076	4,776	1,300	27.2
Other liabilities	4,727	2,024	2,703	133.5
Shareholders’ equity	2,846	1,886	960	50.9

Other customer funds under management	6,677	16,266	(9,588)	(58.9)

Mutual funds	6,668	5,076	1,592	31.4
Pension funds	—	11,190	(11,190)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	10	—	10	—

Customer funds under management	36,654	36,947	(293)	(0.8)

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	281	361	432	446	446

Income from companies accounted for by the equity method	(0)	(2)	(2)	(0)	(1)
Net fees	100	103	111	120	133
Insurance activity	14	15	18	21	22

Commercial revenue	394	478	560	586	600

Gains (losses) on financial transactions	45	10	8	(21)	4

Gross operating income	439	488	567	565	604

Income from non-financial services (net) and other operating income	(7)	(7)	(7)	(8)	(7)
Operating expenses	(173)	(196)	(215)	(224)	(232)
General administrative expenses	(157)	(178)	(190)	(209)	(208)
Personnel	(94)	(110)	(117)	(127)	(128)
Other administrative expenses	(63)	(68)	(73)	(82)	(80)
Depreciation and amortisation	(16)	(19)	(25)	(15)	(24)

Net operating income	260	285	346	333	365

Net loan loss provisions	(41)	(39)	(78)	(121)	(107)
Other income	16	23	18	18	17

Profit before taxes (w/o capital gains)	235	269	287	230	275

Tax on profit	(38)	(36)	(37)	(27)	(30)

Net profit from ordinary activity	197	232	250	204	246

Net profit from discontinued operations	12	18	12	8	—

Net consolidated profit (w/o capital gains)	210	250	262	212	246

Minority interests	38	53	54	45	47

Attributable profit to the Group (w/o capital gains)	171	197	208	167	199

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	171	197	208	167	199

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	20,634	21,141	22,841	25,177	28,827
Trading portfolio (w/o loans)	1,899	1,847	2,599	3,222	3,988
Available-for-sale financial assets	947	1,031	1,327	1,992	3,569
Due from credit institutions*	3,567	2,708	2,128	2,542	2,626
Intangible assets and property and equipment	401	450	471	497	561
Other assets	1,998	2,608	2,805	3,271	4,194

Total assets/liabilities & shareholders’ equity	29,446	29,785	32,170	36,701	43,764

Customer deposits*	17,808	18,358	18,923	21,442	25,064
Marketable debt securities*	1,954	2,289	2,777	3,300	3,834
Subordinated debt	919	916	867	1,002	1,079
Insurance liabilities	79	85	96	113	139
Due to credit institutions*	4,776	4,794	4,759	6,426	6,076
Other liabilities	2,024	1,736	3,108	2,836	4,727
Shareholders’ equity	1,886	1,605	1,640	1,583	2,846

Other customer funds under management	16,266	18,088	18,453	6,266	6,677

Mutual funds	5,076	5,704	5,598	6,259	6,668
Pension funds	11,190	12,384	12,850	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	5	7	10

Customer funds under management	36,947	39,652	41,020	32,010	36,654

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	206,446	152,123	54,323	35.7

Income from companies accounted for by the equity method	(294)	(168)	(127)	75.4
Net fees	61,375	53,791	7,584	14.1
Insurance activity	10,090	7,371	2,719	36.9

Commercial revenue	277,616	213,117	64,499	30.3

Gains (losses) on financial transactions	1,930	24,308	(22,378)	(92.1)

Gross operating income	279,546	237,425	42,121	17.7

Income from non-financial services (net) and other operating income	(3,043)	(3,532)	489	(13.8)
Operating expenses	(107,558)	(93,276)	(14,282)	15.3
General administrative expenses	(96,264)	(84,820)	(11,444)	13.5
Personnel	(59,189)	(50,958)	(8,232)	16.2
Other administrative expenses	(37,075)	(33,862)	(3,213)	9.5
Depreciation and amortisation	(11,294)	(8,456)	(2,838)	33.6

Net operating income	168,945	140,618	28,327	20.1

Net loan loss provisions	(49,365)	(22,184)	(27,180)	122.5
Other income	7,848	8,476	(628)	(7.4)

Profit before taxes	127,428	126,909	519	0.4

Tax on profit	(13,744)	(20,407)	6,663	(32.7)

Net profit from ordinary activity	113,684	106,501	7,182	6.7

Net profit from discontinued operations	—	6,740	(6,740)	(100.0)

Net consolidated profit	113,684	113,242	442	0.4

Minority interests	21,575	20,648	927	4.5

Attributable profit to the Group	92,109	92,594	(485)	(0.5)

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	12,725,547	11,097,171	1,628,376	14.7
Trading portfolio (w/o loans)	1,760,436	1,021,312	739,123	72.4
Available-for-sale financial assets	1,575,377	509,351	1,066,026	209.3
Due from credit institutions*	1,159,371	1,918,147	(758,776)	(39.6)
Intangible assets and property and equipment	247,731	215,860	31,871	14.8
Other assets	1,851,231	1,074,337	776,894	72.3

Total assets/liabilities & shareholders’ equity	19,319,693	15,836,178	3,483,514	22.0

Customer deposits*	11,064,344	9,577,402	1,486,942	15.5
Marketable debt securities*	1,692,466	1,050,837	641,629	61.1
Subordinated debt	476,187	494,009	(17,822)	(3.6)
Insurance liabilities	61,256	42,437	18,820	44.3
Due to credit institutions*	2,682,307	2,568,721	113,586	4.4
Other liabilities	2,086,914	1,088,713	998,201	91.7
Shareholders’ equity	1,256,219	1,014,060	242,159	23.9

Other customer funds under management	2,947,700	8,747,604	(5,799,904)	(66.3)

Mutual funds	2,943,497	2,729,828	213,669	7.8
Pension funds	—	6,017,776	(6,017,776)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	4,203	—	4,203	—

Customer funds under management	16,180,697	19,869,852	(3,689,155)	(18.6)

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	152,123	190,645	225,757	226,078	206,446

Income from companies accounted for by the equity method	(168)	(950)	(937)	(47)	(294)
Net fees	53,791	54,460	57,885	60,550	61,375
Insurance activity	7,371	7,932	9,342	10,424	10,090

Commercial revenue	213,117	252,088	292,047	297,004	277,616

Gains (losses) on financial transactions	24,308	5,142	3,831	(11,423)	1,930

Gross operating income	237,425	257,230	295,878	285,580	279,546

Income from non-financial services (net) and other operating income	(3,532)	(3,705)	(3,533)	(4,296)	(3,043)
Operating expenses	(93,276)	(103,509)	(111,956)	(113,320)	(107,558)
General administrative expenses	(84,820)	(93,693)	(98,946)	(105,811)	(96,264)
Personnel	(50,958)	(57,803)	(60,977)	(64,242)	(59,189)
Other administrative expenses	(33,862)	(35,890)	(37,969)	(41,569)	(37,075)
Depreciation and amortisation	(8,456)	(9,816)	(13,010)	(7,509)	(11,294)

Net operating income	140,618	150,015	180,390	167,965	168,945

Net loan loss provisions	(22,184)	(20,540)	(40,741)	(61,933)	(49,365)
Other income	8,476	12,183	9,589	9,116	7,848

Profit before taxes (w/o capital gains)	126,909	141,658	149,237	115,148	127,428

Tax on profit	(20,407)	(18,989)	(19,046)	(13,166)	(13,744)

Net profit from ordinary activity	106,501	122,669	130,190	101,982	113,684

Net profit from discontinued operations	6,740	9,304	6,040	3,897	—

Net consolidated profit (w/o capital gains)	113,242	131,972	136,230	105,879	113,684

Minority interests	20,648	27,966	28,079	22,590	21,575

Attributable profit to the Group (w/o capital gains)	92,594	104,006	108,152	83,289	92,109

Net extraordinary capital gains and allowances	—	—	—	—	—
Attributable profit to the Group	92,594	104,006	108,152	83,289	92,109

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	11,097,171	11,140,046	11,692,154	12,536,762	12,725,547
Trading portfolio (w/o loans)	1,021,312	973,477	1,330,681	1,604,528	1,760,436
Available-for-sale financial assets	509,351	543,463	679,073	992,140	1,575,377
Due from credit institutions*	1,918,147	1,426,768	1,089,160	1,265,906	1,159,371
Intangible assets and property and equipment	215,860	236,953	241,113	247,445	247,731
Other assets	1,074,337	1,374,335	1,435,761	1,628,571	1,851,231

Total assets/liabilities & shareholders’ equity	15,836,178	15,695,041	16,467,942	18,275,352	19,319,693

Customer deposits*	9,577,402	9,673,911	9,686,766	10,677,023	11,064,344
Marketable debt securities*	1,050,837	1,206,448	1,421,459	1,643,156	1,692,466
Subordinated debt	494,009	482,791	443,849	498,762	476,187
Insurance liabilities	42,437	44,940	49,029	56,211	61,256
Due to credit institutions*	2,568,721	2,526,133	2,436,067	3,199,825	2,682,307
Other liabilities	1,088,713	914,924	1,591,047	1,412,132	2,086,914
Shareholders’ equity	1,014,060	845,894	839,725	788,243	1,256,219

Other customer funds under management	8,747,604	9,531,526	9,445,840	3,120,268	2,947,700

Mutual funds	2,729,828	3,005,757	2,865,420	3,116,543	2,943,497
Pension funds	6,017,776	6,525,769	6,577,995	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	2,425	3,725	4,203

Customer funds under management	19,869,852	20,894,675	20,997,913	15,939,210	16,180,697

(*)	Includes all stock of concept classified in the balance sheet

Financial Management and Equity Stakes
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income (w/o dividends)	(537)	(394)	(144)	36.4
Dividends	22	3	18	542.9

Net interest income	(516)	(391)	(125)	32.1

Income from companies accounted for by the equity method	338	56	282	499.4
Net fees	(6)	12	(18)	—
Insurance activity	—	(1)	1	(100.0)

Commercial revenue	(183)	(323)	140	(43.4)

Gains (losses) on financial transactions	146	(132)	278	—

Gross operating income	(37)	(455)	418	(91.9)

Income from non-financial services (net) and other operating income	(5)	(5)	(0)	4.0
Operating expenses	(201)	(193)	(8)	4.3
General administrative expenses	(155)	(126)	(29)	22.7
Personnel	(74)	(48)	(26)	54.8
Other administrative expenses	(81)	(79)	(2)	3.1
Depreciation and amortisation	(46)	(67)	20	(30.8)

Net operating income	(243)	(653)	410	(62.8)

Net loan loss provisions	(2)	9	(11)	—
Other income	(82)	(149)	68	(45.3)

Profit before taxes	(326)	(793)	467	(58.9)

Tax on profit	270	304	(34)	(11.2)

Net profit from ordinary activity	(56)	(489)	433	(88.5)

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	(56)	(489)	433	(88.5)

Minority interests	2	6	(4)	(69.9)

Attributable profit to the Group	(58)	(495)	437	(88.3)

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Trading portfolio (w/o loans)	2,939	1,181	1,757	148.7
Available-for-sale financial assets	15,171	9,960	5,211	52.3
Investments	15,371	4,839	10,532	217.7
Goodwill	13,125	14,368	(1,243)	(8.7)
Liquidity lent to the Group	86,607	79,294	7,314	9.2
Capital assigned to Group areas	36,959	34,505	2,455	7.1
Other assets	60,741	37,116	23,625	63.7

Total assets/liabilities & shareholders’ equity	230,914	181,263	49,651	27.4

Customer deposits*	947	187	760	406.3
Marketable debt securities*	100,063	82,731	17,333	21.0
Subordinated debt	22,576	19,303	3,272	17.0
Preferred securities	—	—	—	—
Other liabilities	51,842	35,640	16,202	45.5
Group capital and reserves	55,486	43,402	12,084	27.8

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	123,586	102,221	21,365	20.9

(*)	Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,651	1,756	(105)	(6.0)

Financial Management and Equity Stakes
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income (w/o dividends)	(394)	(390)	(432)	(555)	(537)
Dividends	3	145	16	18	22

Net interest income	(391)	(245)	(416)	(536)	(516)

Income from companies accounted for by the equity method	56	97	86	187	338
Net fees	12	18	(8)	9	(6)
Insurance activity	(1)	1	—	—	—

Commercial revenue	(323)	(128)	(339)	(341)	(183)

Gains (losses) on financial transactions	(132)	250	507	592	146

Gross operating income	(455)	121	168	251	(37)

Income from non-financial services (net) and other operating income	(5)	(3)	9	14	(5)
Operating expenses	(193)	(204)	(200)	(168)	(201)
General administrative expenses	(126)	(136)	(137)	(107)	(155)
Personnel	(48)	(59)	(57)	(73)	(74)
Other administrative expenses	(79)	(77)	(80)	(35)	(81)
Depreciation and amortisation	(67)	(68)	(63)	(60)	(46)

Net operating income	(653)	(86)	(23)	97	(243)

Net loan loss provisions	9	5	8	(35)	(2)
Other income	(149)	(26)	(18)	77	(82)

Profit before taxes (w/o capital gains)	(793)	(107)	(33)	139	(326)

Tax on profit	304	70	95	156	270

Net profit from ordinary activity	(489)	(37)	62	294	(56)

Net profit from discontinued operations	—	—	—	(0)	—

Net consolidated profit (w/o capital gains)	(489)	(37)	62	294	(56)

Minority interests	6	3	3	(3)	2

Attributable profit to the Group (w/o capital gains)	(495)	(41)	59	298	(58)

Net extraordinary capital gains and allowances	—	566	—	368	—

Attributable profit to the Group	(495)	526	59	665	(58)

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Trading portfolio (w/o loans)	1,181	1,405	2,060	1,328	2,939
Available-for-sale financial assets	9,960	16,577	19,098	21,528	15,171
Investments	4,839	4,876	4,818	15,604	15,371
Goodwill	14,368	14,484	14,257	13,827	13,125
Liquidity lent to the Group	79,294	82,925	86,224	80,450	86,607
Capital assigned to Group areas	34,505	34,959	33,266	32,038	36,959
Other assets	37,116	39,961	39,263	55,381	60,741

Total assets/liabilities & shareholders’ equity	181,263	195,186	198,988	220,155	230,914

Customer deposits*	187	413	2,484	1,969	947
Marketable debt securities*	82,731	89,462	88,886	82,196	100,063
Subordinated debt	19,303	18,539	19,113	22,874	22,576
Preferred securities	—	—	—	—	—
Other liabilities	35,640	46,505	48,525	66,160	51,842
Group capital and reserves	43,402	40,267	39,979	46,955	55,486

Other customer funds under management	—	—	—	—	—

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	102,221	108,414	110,483	107,040	123,586

(*)	Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets	50,846	48,093	46,979	58,380	58,489

Spain
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	1,498	1,255	242	19.3

Income from companies accounted for by the equity method	1	2	(1)	(49.6)
Net fees	833	923	(91)	(9.8)
Insurance activity	31	32	(1)	(2.3)

Commercial revenue	2,363	2,213	150	6.8

Gains (losses) on financial transactions	218	258	(40)	(15.4)

Gross operating income	2,581	2,471	110	4.5

Income from non-financial services (net) and other operating income	1	4	(3)	(73.5)
Operating expenses	(971)	(904)	(67)	7.4
General administrative expenses	(865)	(801)	(64)	8.0
Personnel	(607)	(568)	(38)	6.8
Other administrative expenses	(258)	(233)	(26)	11.0
Depreciation and amortisation	(106)	(103)	(3)	2.8

Net operating income	1,611	1,571	40	2.6

Net loan loss provisions	(238)	(108)	(130)	120.3
Other income	7	45	(38)	(84.7)

Profit before taxes	1,380	1,508	(128)	(8.5)

Tax on profit	(365)	(425)	60	(14.1)

Net profit from ordinary activity	1,015	1,082	(67)	(6.2)

Net profit from discontinued operations	—	—	—	—

Net consolidated profit	1,015	1,082	(67)	(6.2)

Minority interests	24	22	1	6.5

Attributable profit to the Group	991	1,060	(69)	(6.5)

			Variation
	31.03.08	31.03.07	Amount	%
Balance sheet
Customer loans*	237,887	212,804	25,083	11.8
Trading portfolio (w/o loans)	52,422	31,489	20,933	66.5
Available-for-sale financial assets	7,675	9,009	(1,334)	(14.8)
Due from credit institutions*	40,922	59,358	(18,436)	(31.1)
Intangible assets and property and equipment	4,491	3,991	500	12.5
Other assets	15,267	10,390	4,877	46.9

Total assets/liabilities & shareholders’ equity	358,663	327,040	31,623	9.7

Customer deposits*	124,325	115,017	9,309	8.1
Marketable debt securities*	43,631	32,883	10,748	32.7
Subordinated debt	1,966	1,941	24	1.2
Insurance liabilities	7,763	5,686	2,076	36.5
Due to credit institutions*	32,903	46,158	(13,255)	(28.7)
Other liabilities	130,709	109,500	21,209	19.4
Shareholders’ equity	17,367	15,855	1,513	9.5

Other customer funds under management	82,510	100,323	(17,813)	(17.8)

Mutual funds	60,110	78,854	(18,744)	(23.8)
Pension funds	10,107	9,980	127	1.3
Managed portfolios	5,864	7,913	(2,049)	(25.9)
Savings-insurance policies	6,430	3,577	2,852	79.7

Customer funds under management	252,432	250,165	2,267	0.9

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.47	28.40	(4.93 p.	)
Efficiency ratio	36.84	35.69	1.15 p.
NPL ratio	0.84	0.51	0.33 p.
NPL coverage	202.28	292.15	(89.87 p.	)
Number of employees (direct & indirect)	34,831	34,483	348		1.0
Number of branches	5,022	4,901	121		2.5

Spain
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	1,255	1,343	1,365	1,428	1,498

Income from companies accounted for by the equity method	2	2	2	3	1
Net fees	923	847	783	800	833
Insurance activity	32	29	33	28	31

Commercial revenue	2,213	2,222	2,182	2,258	2,363

Gains (losses) on financial transactions	258	100	127	69	218

Gross operating income	2,471	2,322	2,310	2,327	2,581

Income from non-financial services (net) and other operating income	4	5	(2)	0	1
Operating expenses	(904)	(932)	(943)	(968)	(971)
General administrative expenses	(801)	(830)	(836)	(862)	(865)
Personnel	(568)	(581)	(589)	(602)	(607)
Other administrative expenses	(233)	(248)	(247)	(260)	(258)
Depreciation and amortisation	(103)	(102)	(107)	(106)	(106)

Net operating income	1,571	1,395	1,364	1,360	1,611

Net loan loss provisions	(108)	(175)	(167)	(259)	(238)
Other income	45	39	(44)	24	7

Profit before taxes (w/o capital gains)	1,508	1,258	1,153	1,124	1,380

Tax on profit	(425)	(348)	(322)	(334)	(365)

Net profit from ordinary activity	1,082	910	831	790	1,015

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	1,082	910	831	790	1,015

Minority interests	22	25	19	22	24

Attributable profit to the Group (w/o capital gains)	1,060	884	812	769	991

Net extraordinary capital gains and allowances	—	—	—	—	—

Attributable profit to the Group	1,060	884	812	769	991

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Balance sheet
Customer loans*	212,804	221,957	225,539	235,447	237,887
Trading portfolio (w/o loans)	31,489	37,419	35,309	43,066	52,422
Available-for-sale financial assets	9,009	8,286	8,569	8,537	7,675
Due from credit institutions*	59,358	42,338	62,749	44,598	40,922
Intangible assets and property and equipment	3,991	4,338	4,411	4,460	4,491
Other assets	10,390	11,422	11,906	19,711	15,267

Total assets/liabilities & shareholders’ equity	327,040	325,759	348,484	355,819	358,663

Customer deposits*	115,017	114,607	120,794	125,185	124,325
Marketable debt securities*	32,883	38,445	39,137	40,538	43,631
Subordinated debt	1,941	1,920	1,946	1,970	1,966
Insurance liabilities	5,686	6,269	6,561	6,810	7,763
Due to credit institutions*	46,158	29,353	39,511	37,690	32,903
Other liabilities	109,500	118,792	124,509	127,700	130,709
Shareholders’ equity	15,855	16,374	16,026	15,925	17,367

Other customer funds under management	100,323	101,665	97,999	90,766	82,510

Mutual funds	78,854	78,934	75,125	67,246	60,110
Pension funds	9,980	10,118	10,116	10,464	10,107
Managed portfolios	7,913	8,462	8,143	7,577	5,864
Savings-insurance policies	3,577	4,151	4,615	5,478	6,430

Customer funds under management	250,165	256,637	259,876	258,459	252,432

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.51	0.51	0.56	0.63	0.84
NPL coverage	292.15	309.72	280.24	264.48	202.28

Retail Banking
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	4,135	3,553	581	16.4

Income from companies accounted for by the equity method	2	3	(1)	(28.3)
Net fees	1,746	1,583	163	10.3
Insurance activity	0	0	(0)	(99.5)

Commercial revenue	5,883	5,140	743	14.5

Gains (losses) on financial transactions	376	213	162	76.1

Gross operating income	6,259	5,353	906	16.9

Income from non-financial services (net) and other operating income	(22)	(6)	(16)	269.1
Operating expenses	(2,527)	(2,398)	(129)	5.4
General administrative expenses	(2,291)	(2,185)	(107)	4.9
Personnel	(1,386)	(1,311)	(75)	5.7
Other administrative expenses	(905)	(873)	(32)	3.6
Depreciation and amortisation	(235)	(213)	(22)	10.4

Net operating income	3,710	2,949	761	25.8

Net loan loss provisions	(1,104)	(726)	(378)	52.1
Other income	(145)	20	(165)	—

Profit before taxes	2,461	2,243	218	9.7

			Variation
	31.03.08	31.03.07	Amount	%
Business volumes
Total assets	595,398	564,950	30,448	5.4
Customer loans	474,315	450,074	24,242	5.4
Customer deposits	267,557	269,160	(1,603)	(0.6)

Retail Banking
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	3,553	3,766	3,987	4,008	4,135

Income from companies accounted for by the equity method	3	2	2	6	2
Net fees	1,583	1,691	1,682	1,661	1,746
Insurance activity	0	(0)	(0)	(0)	0

Commercial revenue	5,140	5,459	5,672	5,674	5,883

Gains (losses) on financial transactions	213	157	192	321	376

Gross operating income	5,353	5,616	5,864	5,995	6,259

Income from non-financial services (net) and other operating income	(6)	(5)	(24)	5	(22)
Operating expenses	(2,398)	(2,470)	(2,547)	(2,608)	(2,527)
General administrative expenses	(2,185)	(2,250)	(2,305)	(2,384)	(2,291)
Personnel	(1,311)	(1,371)	(1,402)	(1,434)	(1,386)
Other administrative expenses	(873)	(880)	(903)	(950)	(905)
Depreciation and amortisation	(213)	(219)	(242)	(223)	(235)

Net operating income	2,949	3,142	3,293	3,393	3,710

Net loan loss provisions	(726)	(856)	(877)	(934)	(1,104)
Other income	20	(78)	(100)	(136)	(145)

Profit before taxes (ordinary)	2,243	2,208	2,316	2,322	2,461

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Business volumes
Total assets	564,950	583,722	585,115	596,441	595,398
Customer loans	450,074	469,221	475,054	482,954	474,315
Customer deposits	269,160	273,930	276,743	279,000	267,557

Retail Banking Continental Europe
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	2,008	1,699	309	18.2

Income from companies accounted for by the equity method	1	2	(1)	(49.6)
Net fees	866	804	62	7.8
Insurance activity	(0)	—	(0)	—

Commercial revenue	2,875	2,505	370	14.8

Gains (losses) on financial transactions	112	123	(11)	(8.9)

Gross operating income	2,987	2,628	359	13.7

Income from non-financial services (net) and other operating income	4	10	(6)	(62.4)
Operating expenses	(1,138)	(1,051)	(86)	8.2
General administrative expenses	(1,010)	(932)	(77)	8.3
Personnel	(675)	(636)	(39)	6.2
Other administrative expenses	(335)	(297)	(38)	12.8
Depreciation and amortisation	(128)	(119)	(9)	7.7

Net operating income	1,853	1,586	267	16.8

Net loan loss provisions	(462)	(314)	(147)	46.9
Other income	(6)	(3)	(3)	117.7

Profit before taxes	1,386	1,269	116	9.2

Retail Banking Continental Europe
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	1,699	1,783	1,838	1,895	2,008

Income from companies accounted for by the equity method	2	2	2	3	1
Net fees	804	852	817	767	866
Insurance activity	—	0	(0)	0	(0)

Commercial revenue	2,505	2,637	2,657	2,665	2,875

Gains (losses) on financial transactions	123	103	87	103	112

Gross operating income	2,628	2,741	2,744	2,768	2,987

Income from non-financial services (net) and other operating income	10	12	2	12	4
Operating expenses	(1,051)	(1,095)	(1,111)	(1,132)	(1,138)
General administrative expenses	(932)	(975)	(981)	(1,002)	(1,010)
Personnel	(636)	(664)	(672)	(666)	(675)
Other administrative expenses	(297)	(311)	(309)	(336)	(335)
Depreciation and amortisation	(119)	(120)	(130)	(130)	(128)

Net operating income	1,586	1,657	1,634	1,648	1,853

Net loan loss provisions	(314)	(409)	(351)	(413)	(462)
Other income	(3)	4	(6)	13	(6)

Profit before taxes (w/o capital gains)	1,269	1,252	1,278	1,249	1,386

Retail Banking Spain
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	1,363	1,120	242	21.6

Income from companies accounted for by the equity method	1	2	(1)	(49.6)
Net fees	668	643	25	3.9
Insurance activity	(0)	—	(0)	—

Commercial revenue	2,032	1,765	266	15.1

Gains (losses) on financial transactions	101	120	(20)	(16.3)

Gross operating income	2,132	1,886	247	13.1

Income from non-financial services (net) and other operating income	(2)	5	(7)	—
Operating expenses	(827)	(778)	(49)	6.3
General administrative expenses	(735)	(689)	(46)	6.7
Personnel	(524)	(499)	(25)	5.1
Other administrative expenses	(211)	(190)	(21)	11.1
Depreciation and amortisation	(92)	(89)	(3)	3.1

Net operating income	1,303	1,112	190	17.1

Net loan loss provisions	(229)	(148)	(81)	54.6
Other income	(1)	7	(8)	—

Profit before taxes	1,073	971	102	10.5

Retail Banking Spain
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	1,120	1,181	1,228	1,283	1,363

Income from companies accounted for by the equity method	2	2	2	3	1
Net fees	643	671	631	601	668
Insurance activity	—	0	(0)	0	(0)

Commercial revenue	1,765	1,853	1,861	1,886	2,032

Gains (losses) on financial transactions	120	94	81	95	101

Gross operating income	1,886	1,948	1,942	1,981	2,132

Income from non-financial services (net) and other operating income	5	6	(1)	4	(2)
Operating expenses	(778)	(800)	(811)	(810)	(827)
General administrative expenses	(689)	(711)	(716)	(718)	(735)
Personnel	(499)	(512)	(518)	(512)	(524)
Other administrative expenses	(190)	(199)	(199)	(206)	(211)
Depreciation and amortisation	(89)	(89)	(94)	(92)	(92)

Net operating income	1,112	1,154	1,131	1,176	1,303

Net loan loss provisions	(148)	(212)	(156)	(210)	(229)
Other income	7	11	(2)	5	(1)

Profit before taxes (w/o capital gains)	971	952	973	970	1,073

Retail Banking Portugal
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	187	171	17	9.7

Income from companies accounted for by the equity method	—	—	—	—
Net fees	80	77	3	3.3
Insurance activity	—	—	—	—

Commercial revenue	267	248	19	7.7

Gains (losses) on financial transactions	10	4	7	171.8

Gross operating income	278	252	26	10.2

Income from non-financial services (net) and other operating income	(1)	(2)	1	(29.1)
Operating expenses	(125)	(123)	(2)	1.2
General administrative expenses	(108)	(107)	(1)	0.8
Personnel	(72)	(70)	(2)	2.8
Other administrative expenses	(36)	(37)	1	(3.2)
Depreciation and amortisation	(17)	(16)	(1)	4.3

Net operating income	151	127	25	19.6

Net loan loss provisions	0	6	(6)	(98.4)
Other income	(4)	(11)	6	(61.5)

Profit before taxes	147	122	26	20.9

Retail Banking Portugal
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	171	176	175	174	187

Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	77	79	77	73	80
Insurance activity	—	—	—	—	—

Commercial revenue	248	255	252	247	267

Gains (losses) on financial transactions	4	9	8	12	10

Gross operating income	252	263	260	259	278

Income from non-financial services (net) and other operating income	(2)	(2)	(2)	(2)	(1)
Operating expenses	(123)	(122)	(122)	(129)	(125)
General administrative expenses	(107)	(105)	(105)	(111)	(108)
Personnel	(70)	(70)	(71)	(73)	(72)
Other administrative expenses	(37)	(36)	(34)	(37)	(36)
Depreciation and amortisation	(16)	(17)	(17)	(18)	(17)

Net operating income	127	140	136	128	151

Net loan loss provisions	6	(18)	1	(10)	0
Other income	(11)	(9)	(6)	5	(4)

Profit before taxes (w/o capital gains)	122	113	131	123	147

Other information
Spread	3.42	3.44	3.52	3.51	3.43

Spread loans	1.46	1.43	1.35	1.37	1.47
Spread deposits	1.96	2.01	2.17	2.14	1.96

Retail Banking United Kingdom
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	568	569	(1)	(0.1)

Income from companies accounted for by the equity method	0	0	(0)	(46.0)
Net fees	201	240	(39)	(16.2)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	770	809	(40)	(4.9)

Gains (losses) on financial transactions	22	12	10	77.3

Gross operating income	792	822	(30)	(3.6)

Income from non-financial services (net) and other operating income	12	14	(2)	(14.9)
Operating expenses	(385)	(443)	59	(13.3)
General administrative expenses	(361)	(418)	57	(13.7)
Personnel	(216)	(240)	24	(9.9)
Other administrative expenses	(145)	(178)	33	(18.8)
Depreciation and amortisation	(24)	(25)	2	(6.2)

Net operating income	419	393	27	6.8

Net loan loss provisions	(72)	(81)	9	(10.9)
Other income	13	5	8	148.2

Profit before taxes	360	316	43	13.7

Retail Banking United Kingdom
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	569	579	594	580	568

Income from companies accounted for by the equity method	0	0	0	2	0
Net fees	240	247	236	235	201
Insurance activity	0	(0)	(0)	(0)	—

Commercial revenue	809	826	830	816	770

Gains (losses) on financial transactions	12	(4)	21	27	22

Gross operating income	822	822	851	843	792

Income from non-financial services (net) and other operating income	14	14	14	9	12
Operating expenses	(443)	(435)	(429)	(404)	(385)
General administrative expenses	(418)	(410)	(404)	(385)	(361)
Personnel	(240)	(247)	(241)	(238)	(216)
Other administrative expenses	(178)	(163)	(162)	(147)	(145)
Depreciation and amortisation	(25)	(25)	(25)	(19)	(24)

Net operating income	393	401	437	448	419

Net loan loss provisions	(81)	(80)	(80)	(69)	(72)
Other income	5	5	5	2	13

Profit before taxes (w/o capital gains)	316	326	361	381	360

Other information
Spread	1.97	2.01	2.01	1.98	2.00

Spread loans	0.69	0.69	0.65	0.61	0.66
Spread deposits	1.28	1.32	1.36	1.37	1.34

Retail Banking United Kingdom
Million pound sterling

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	430	381	49	12.8

Income from companies accounted for by the equity method	0	0	(0)	(39.0)
Net fees	152	161	(9)	(5.4)
Insurance activity	—	0	(0)	(100.0)

Commercial revenue	583	543	40	7.3

Gains (losses) on financial transactions	17	8	8	100.1

Gross operating income	599	551	48	8.8

Income from non-financial services (net) and other operating income	9	9	(0)	(4.0)
Operating expenses	(291)	(297)	6	(2.1)
General administrative expenses	(273)	(280)	7	(2.6)
Personnel	(164)	(161)	(3)	1.7
Other administrative expenses	(109)	(119)	10	(8.3)
Depreciation and amortisation	(18)	(17)	(1)	5.9

Net operating income	317	263	54	20.6

Net loan loss provisions	(55)	(55)	(0)	0.6
Other income	10	3	6	180.2

Profit before taxes	272	212	60	28.3

Retail Banking United Kingdom
Million pound sterling

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08

Income statement
Net interest income	381	393	404	410	430

Income from companies accounted for by the equity method	0	0	0	1	0
Net fees	161	168	161	166	152
Insurance activity	0	0	(0)	0	—

Commercial revenue	543	560	564	577	583

Gains (losses) on financial transactions	8	(3)	14	19	17

Gross operating income	551	558	579	596	599

Income from non-financial services (net) and other operating income	9	10	10	6	9
Operating expenses	(297)	(295)	(292)	(286)	(291)
General administrative expenses	(280)	(278)	(275)	(273)	(273)
Personnel	(161)	(167)	(164)	(168)	(164)
Other administrative expenses	(119)	(111)	(111)	(105)	(109)
Depreciation and amortisation	(17)	(17)	(17)	(14)	(18)

Net operating income	263	272	297	316	317

Net loan loss provisions	(55)	(54)	(54)	(49)	(55)
Other income	3	3	3	2	10

Profit before taxes (w/o capital gains)	212	221	245	268	272

Retail Banking Latin America
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	1,559	1,285	273	21.2

Income from companies accounted for by the equity method	1	1	0	22.3
Net fees	679	539	140	25.9
Insurance activity	0	(0)	0	—

Commercial revenue	2,238	1,825	413	22.6

Gains (losses) on financial transactions	242	78	164	209.6

Gross operating income	2,480	1,903	577	30.3

Income from non-financial services (net) and other operating income	(38)	(30)	(8)	25.2
Operating expenses	(1,004)	(903)	(101)	11.2
General administrative expenses	(921)	(834)	(87)	10.4
Personnel	(495)	(435)	(60)	13.7
Other administrative expenses	(426)	(399)	(27)	6.8
Depreciation and amortisation	(84)	(69)	(15)	21.2

Net operating income	1,438	970	468	48.2

Net loan loss provisions	(570)	(330)	(240)	72.6
Other income	(152)	18	(170)	—

Profit before taxes	716	658	58	8.9

Retail Banking Latin America
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	1,285	1,404	1,556	1,533	1,559

Income from companies accounted for by the equity method	1	(1)	0	1	1
Net fees	539	593	629	659	679
Insurance activity	(0)	—	(0)	0	0

Commercial revenue	1,825	1,996	2,185	2,193	2,238

Gains (losses) on financial transactions	78	58	85	191	242

Gross operating income	1,903	2,054	2,270	2,384	2,480

Income from non-financial services (net) and other operating income	(30)	(31)	(40)	(16)	(38)
Operating expenses	(903)	(939)	(1,007)	(1,072)	(1,004)
General administrative expenses	(834)	(865)	(920)	(997)	(921)
Personnel	(435)	(460)	(489)	(530)	(495)
Other administrative expenses	(399)	(405)	(431)	(467)	(426)
Depreciation and amortisation	(69)	(74)	(87)	(75)	(84)

Net operating income	970	1,084	1,222	1,297	1,438

Net loan loss provisions	(330)	(367)	(446)	(452)	(570)
Other income	18	(87)	(99)	(152)	(152)

Profit before taxes (w/o capital gains)	658	630	677	692	716

Retail Banking Latin America
Million dollars

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	2,333	1,685	648	38.5

Income from companies accounted for by the equity method	2	1	1	39.6
Net fees	1,016	706	310	43.8
Insurance activity	0	(0)	0	—

Commercial revenue	3,351	2,392	958	40.1

Gains (losses) on financial transactions	362	102	259	253.6

Gross operating income	3,712	2,495	1,218	48.8

Income from non-financial services (net) and other operating income	(56)	(39)	(17)	43.0
Operating expenses	(1,504)	(1,184)	(320)	27.0
General administrative expenses	(1,378)	(1,093)	(285)	26.1
Personnel	(741)	(571)	(170)	29.8
Other administrative expenses	(637)	(522)	(115)	22.0
Depreciation and amortisation	(125)	(90)	(35)	38.4

Net operating income	2,152	1,272	881	69.3

Net loan loss provisions	(853)	(433)	(420)	97.1
Other income	(228)	23	(251)	—

Profit before taxes	1,071	862	210	24.3

Retail Banking Latin America
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	1,685	1,890	2,130	2,201	2,333

Income from companies accounted for by the equity method	1	(1)	1	2	2
Net fees	706	797	862	945	1,016
Insurance activity	(0)	(0)	(0)	0	0

Commercial revenue	2,392	2,686	2,992	3,148	3,351

Gains (losses) on financial transactions	102	78	116	267	362

Gross operating income	2,495	2,764	3,108	3,415	3,712

Income from non-financial services (net) and other operating income	(39)	(41)	(55)	(24)	(56)
Operating expenses	(1,184)	(1,265)	(1,380)	(1,537)	(1,504)
General administrative expenses	(1,093)	(1,165)	(1,261)	(1,429)	(1,378)
Personnel	(571)	(619)	(670)	(760)	(741)
Other administrative expenses	(522)	(546)	(591)	(669)	(637)
Depreciation and amortisation	(90)	(100)	(119)	(108)	(125)

Net operating income	1,272	1,458	1,673	1,854	2,152

Net loan loss provisions	(433)	(494)	(610)	(647)	(853)
Other income	23	(115)	(134)	(212)	(228)

Profit before taxes (w/o capital gains)	862	849	929	996	1,071

Retail Banking Brazil
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	587	462	125	27.1

Income from companies accounted for by the equity method	0	0	(0)	(63.3)
Net fees	316	229	87	37.8
Insurance activity	0	—	0	—

Commercial revenue	903	691	212	30.6

Gains (losses) on financial transactions	128	19	109	573.9

Gross operating income	1,031	710	320	45.1

Income from non-financial services (net) and other operating income	(5)	(1)	(3)	252.6
Operating expenses	(422)	(370)	(53)	14.2
General administrative expenses	(392)	(343)	(49)	14.2
Personnel	(200)	(166)	(34)	20.7
Other administrative expenses	(191)	(177)	(15)	8.2
Depreciation and amortisation	(30)	(27)	(4)	14.1

Net operating income	604	339	264	77.9

Net loan loss provisions	(279)	(172)	(107)	62.3
Other income	(100)	(2)	(97)	—

Profit before taxes	225	166	60	36.2

Retail Banking Brazil
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	462	514	590	596	587

Income from companies accounted for by the equity method	0	0	0	0	0
Net fees	229	263	269	289	316
Insurance activity	—	—	—	—	0

Commercial revenue	691	778	859	885	903

Gains (losses) on financial transactions	19	33	40	184	128

Gross operating income	710	811	899	1,069	1,031

Income from non-financial services (net) and other operating income	(1)	(5)	(10)	(14)	(5)
Operating expenses	(370)	(384)	(408)	(444)	(422)
General administrative expenses	(343)	(356)	(375)	(413)	(392)
Personnel	(166)	(176)	(187)	(218)	(200)
Other administrative expenses	(177)	(180)	(189)	(195)	(191)
Depreciation and amortisation	(27)	(29)	(33)	(31)	(30)

Net operating income	339	422	481	611	604

Net loan loss provisions	(172)	(173)	(212)	(225)	(279)
Other income	(2)	(68)	(68)	(123)	(100)

Profit before taxes (w/o capital gains)	166	181	201	263	225

Other information
Spread	18.04	17.89	17.44	17.35	16.94

Spread loans	16.42	16.46	16.04	16.03	15.65
Spread deposits	1.62	1.43	1.40	1.32	1.29

Retail Banking Brazil
Million dollars

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	879	605	273	45.2

Income from companies accounted for by the equity method	0	0	(0)	(58.1)
Net fees	473	301	173	57.4
Insurance activity	0	—	0	—

Commercial revenue	1,352	906	446	49.2

Gains (losses) on financial transactions	191	25	166	669.7

Gross operating income	1,543	931	612	65.7

Income from non-financial services (net) and other operating income	(7)	(2)	(5)	302.7
Operating expenses	(632)	(484)	(148)	30.5
General administrative expenses	(586)	(449)	(137)	30.5
Personnel	(300)	(217)	(82)	37.8
Other administrative expenses	(287)	(232)	(55)	23.6
Depreciation and amortisation	(46)	(35)	(11)	30.3

Net operating income	904	445	459	103.2

Net loan loss provisions	(417)	(225)	(192)	85.4
Other income	(149)	(3)	(146)	—

Profit before taxes	337	217	120	55.5

Retail Banking Brazil
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	605	691	807	853	879

Income from companies accounted for by the equity method	0	0	0	0	0
Net fees	301	354	369	415	473
Insurance activity	—	—	—	—	0

Commercial revenue	906	1,046	1,176	1,268	1,352

Gains (losses) on financial transactions	25	45	54	254	191

Gross operating income	931	1,091	1,230	1,522	1,543

Income from non-financial services (net) and other operating income	(2)	(6)	(13)	(20)	(7)
Operating expenses	(484)	(518)	(559)	(636)	(632)
General administrative expenses	(449)	(479)	(515)	(591)	(586)
Personnel	(217)	(236)	(256)	(311)	(300)
Other administrative expenses	(232)	(242)	(259)	(280)	(287)
Depreciation and amortisation	(35)	(39)	(45)	(45)	(46)

Net operating income	445	567	658	866	904

Net loan loss provisions	(225)	(232)	(291)	(321)	(417)
Other income	(3)	(90)	(92)	(171)	(149)

Profit before taxes (w/o capital gains)	217	244	275	374	337

Retail Banking Brazil
Million brazilian real

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	1,527	1,275	252	19.8

Income from companies accounted for by the equity method	0	1	(1)	(65.4)
Net fees	822	633	189	29.8
Insurance activity	0	—	0	—

Commercial revenue	2,350	1,909	440	23.1

Gains (losses) on financial transactions	332	52	280	535.0

Gross operating income	2,682	1,961	720	36.7

Income from non-financial services (net) and other operating income	(12)	(4)	(9)	232.2
Operating expenses	(1,098)	(1,020)	(78)	7.6
General administrative expenses	(1,019)	(947)	(72)	7.6
Personnel	(521)	(458)	(63)	13.7
Other administrative expenses	(498)	(489)	(10)	2.0
Depreciation and amortisation	(79)	(74)	(6)	7.5

Net operating income	1,571	937	634	67.6

Net loan loss provisions	(725)	(474)	(251)	53.0
Other income	(259)	(6)	(253)	—

Profit before taxes	586	457	129	28.3

Retail Banking Brazil
Million brazilian real

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	1,275	1,375	1,555	1,544	1,527

Income from companies accounted for by the equity method	1	1	1	0	0
Net fees	633	706	709	750	822
Insurance activity	—	—	—	—	0

Commercial revenue	1,909	2,082	2,264	2,294	2,350

Gains (losses) on financial transactions	52	90	105	487	332

Gross operating income	1,961	2,172	2,369	2,781	2,682

Income from non-financial services (net) and other operating income	(4)	(13)	(26)	(38)	(12)
Operating expenses	(1,020)	(1,028)	(1,074)	(1,151)	(1,098)
General administrative expenses	(947)	(951)	(987)	(1,070)	(1,019)
Personnel	(458)	(469)	(491)	(565)	(521)
Other administrative expenses	(489)	(481)	(496)	(505)	(498)
Depreciation and amortisation	(74)	(77)	(86)	(81)	(79)

Net operating income	937	1,131	1,270	1,593	1,571

Net loan loss provisions	(474)	(461)	(561)	(583)	(725)
Other income	(6)	(185)	(180)	(323)	(259)

Profit before taxes (w/o capital gains)	457	485	529	686	586

Retail Banking Mexico
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	394	373	21	5.6

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	127	107	20	18.7
Insurance activity	—	—	—	—

Commercial revenue	520	480	41	8.5

Gains (losses) on financial transactions	77	33	44	132.9

Gross operating income	598	513	85	16.5

Income from non-financial services (net) and other operating income	(13)	(15)	2	(14.5)
Operating expenses	(205)	(195)	(9)	4.7
General administrative expenses	(184)	(179)	(5)	3.0
Personnel	(97)	(89)	(8)	9.3
Other administrative expenses	(86)	(89)	3	(3.3)
Depreciation and amortisation	(21)	(17)	(4)	22.9

Net operating income	380	303	78	25.7

Net loan loss provisions	(140)	(92)	(48)	51.9
Other income	(8)	(2)	(5)	208.4

Profit before taxes	233	208	25	12.0

Retail Banking Mexico
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	373	384	418	382	394

Income from companies accounted for by the equity method	0	(0)	(0)	—	—
Net fees	107	116	134	137	127
Insurance activity	—	—	—	—	—

Commercial revenue	480	500	553	519	520

Gains (losses) on financial transactions	33	23	41	1	77

Gross operating income	513	522	594	519	598

Income from non-financial services (net) and other operating income	(15)	(10)	(12)	18	(13)
Operating expenses	(195)	(194)	(221)	(244)	(205)
General administrative expenses	(179)	(177)	(202)	(223)	(184)
Personnel	(89)	(93)	(102)	(102)	(97)
Other administrative expenses	(89)	(84)	(101)	(122)	(86)
Depreciation and amortisation	(17)	(17)	(18)	(21)	(21)

Net operating income	303	319	362	293	380

Net loan loss provisions	(92)	(113)	(105)	(148)	(140)
Other income	(2)	(3)	(15)	4	(8)

Profit before taxes (w/o capital gains)	208	203	242	150	233

Other information
Spread	14.39	14.25	14.41	14.02	14.71

Spread loans	10.84	10.79	10.99	10.64	11.19
Spread deposits	3.55	3.46	3.42	3.38	3.52

Retail Banking Mexico
Million dollars

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	589	489	101	20.6

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	190	140	50	35.6
Insurance activity	—	—	—	—

Commercial revenue	779	629	150	23.9

Gains (losses) on financial transactions	116	44	72	166.0

Gross operating income	895	672	223	33.1

Income from non-financial services (net) and other operating income	(19)	(20)	0	(2.3)
Operating expenses	(306)	(256)	(50)	19.6
General administrative expenses	(275)	(234)	(41)	17.6
Personnel	(146)	(117)	(29)	24.8
Other administrative expenses	(129)	(117)	(12)	10.4
Depreciation and amortisation	(31)	(22)	(9)	40.3

Net operating income	570	397	173	43.6

Net loan loss provisions	(209)	(121)	(89)	73.4
Other income	(11)	(3)	(8)	252.2

Profit before taxes	349	273	76	28.0

Retail Banking Mexico
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08

Income statement
Net interest income	489	517	573	551	589

Income from companies accounted for by the equity method	0	(0)	(0)	—	—
Net fees	140	156	184	196	190
Insurance activity	—	—	—	—	—

Commercial revenue	629	673	757	747	779

Gains (losses) on financial transactions	44	31	56	3	116

Gross operating income	672	704	813	750	895

Income from non-financial services (net) and other operating income	(20)	(13)	(16)	24	(19)
Operating expenses	(256)	(261)	(302)	(349)	(306)
General administrative expenses	(234)	(238)	(277)	(319)	(275)
Personnel	(117)	(125)	(139)	(146)	(146)
Other administrative expenses	(117)	(113)	(138)	(173)	(129)
Depreciation and amortisation	(22)	(23)	(25)	(30)	(31)

Net operating income	397	429	495	425	570

Net loan loss provisions	(121)	(151)	(144)	(209)	(209)
Other income	(3)	(4)	(20)	5	(11)

Profit before taxes (w/o capital gains)	273	274	331	221	349

Retail Banking Mexico
Million new mexican peso

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	6,372	5,385	986	18.3

Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	2,050	1,541	509	33.0
Insurance activity	—	—	—	—

Commercial revenue	8,421	6,927	1,495	21.6

Gains (losses) on financial transactions	1,252	479	772	161.1

Gross operating income	9,673	7,406	2,267	30.6

Income from non-financial services (net) and other operating income	(206)	(215)	9	(4.2)
Operating expenses	(3,311)	(2,822)	(489)	17.3
General administrative expenses	(2,976)	(2,579)	(397)	15.4
Personnel	(1,577)	(1,288)	(289)	22.5
Other administrative expenses	(1,399)	(1,291)	(107)	8.3
Depreciation and amortisation	(335)	(243)	(92)	37.7

Net operating income	6,156	4,369	1,787	40.9

Net loan loss provisions	(2,260)	(1,328)	(932)	70.2
Other income	(122)	(35)	(86)	245.6

Profit before taxes	3,774	3,006	768	25.6

Retail Banking Mexico
Million new mexican peso

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	5,385	5,628	6,282	5,985	6,372

Income from companies accounted for by the equity method	0	(0)	(0)	—	—
Net fees	1,541	1,695	2,015	2,131	2,050
Insurance activity	—	—	—	—	—

Commercial revenue	6,927	7,323	8,298	8,116	8,421

Gains (losses) on financial transactions	479	332	614	31	1,252

Gross operating income	7,406	7,656	8,911	8,147	9,673

Income from non-financial services (net) and other operating income	(215)	(140)	(176)	260	(206)
Operating expenses	(2,822)	(2,841)	(3,313)	(3,794)	(3,311)
General administrative expenses	(2,579)	(2,588)	(3,037)	(3,473)	(2,976)
Personnel	(1,288)	(1,362)	(1,527)	(1,589)	(1,577)
Other administrative expenses	(1,291)	(1,226)	(1,510)	(1,884)	(1,399)
Depreciation and amortisation	(243)	(253)	(276)	(321)	(335)

Net operating income	4,369	4,674	5,423	4,612	6,156

Net loan loss provisions	(1,328)	(1,648)	(1,573)	(2,279)	(2,260)
Other income	(35)	(45)	(221)	58	(122)

Profit before taxes (w/o capital gains)	3,006	2,981	3,629	2,391	3,774

Retail Banking Chile
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	274	202	72	35.9

Income from companies accounted for by the equity method	(0)	(0)	(0)	79.3
Net fees	78	62	16	25.7
Insurance activity	—	—	—	—

Commercial revenue	352	264	88	33.4

Gains (losses) on financial transactions	13	23	(10)	(44.5)

Gross operating income	364	286	78	27.3

Income from non-financial services (net) and other operating income	(4)	(5)	1	(13.8)
Operating expenses	(138)	(118)	(20)	16.8
General administrative expenses	(123)	(107)	(16)	14.6
Personnel	(76)	(65)	(10)	15.7
Other administrative expenses	(47)	(42)	(5)	12.9
Depreciation and amortisation	(16)	(11)	(4)	38.1

Net operating income	222	163	59	36.0

Net loan loss provisions	(76)	(33)	(43)	129.5
Other income	11	12	(1)	(10.6)

Profit before taxes	156	142	14	10.2

Retail Banking Chile
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	202	242	270	264	274

Income from companies accounted for by the equity method	(0)	(1)	(1)	(0)	(0)
Net fees	62	65	69	71	78
Insurance activity	—	—	—	—	—

Commercial revenue	264	305	337	335	352

Gains (losses) on financial transactions	23	(8)	(4)	(6)	13

Gross operating income	286	297	333	328	364

Income from non-financial services (net) and other operating income	(5)	(5)	(5)	(6)	(4)
Operating expenses	(118)	(133)	(141)	(138)	(138)
General administrative expenses	(107)	(120)	(123)	(128)	(123)
Personnel	(65)	(75)	(77)	(79)	(76)
Other administrative expenses	(42)	(45)	(46)	(50)	(47)
Depreciation and amortisation	(11)	(13)	(17)	(10)	(16)

Net operating income	163	159	187	184	222

Net loan loss provisions	(33)	(30)	(57)	(77)	(76)
Other income	12	17	14	12	11

Profit before taxes (w/o capital gains)	142	146	145	119	156

Other information
Spread	7.35	7.75	8.28	8.24	8.40

Spread loans	5.11	5.21	5.32	5.26	5.33
Spread deposits	2.24	2.54	2.96	2.98	3.07

Retail Banking Chile
Million dollars

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	410	264	146	55.2

Income from companies accounted for by the equity method	(1)	(0)	(0)	104.8
Net fees	117	81	35	43.5
Insurance activity	—	—	—	—

Commercial revenue	526	345	181	52.4

Gains (losses) on financial transactions	19	30	(11)	(36.6)

Gross operating income	545	375	170	45.3

Income from non-financial services (net) and other operating income	(6)	(6)	0	(1.5)
Operating expenses	(207)	(155)	(52)	33.4
General administrative expenses	(183)	(140)	(43)	30.9
Personnel	(113)	(86)	(28)	32.1
Other administrative expenses	(70)	(54)	(16)	28.9
Depreciation and amortisation	(23)	(15)	(9)	57.7

Net operating income	332	214	118	55.4

Net loan loss provisions	(114)	(44)	(71)	162.1
Other income	16	16	0	2.2

Profit before taxes	234	186	48	25.9

Retail Banking Chile
Million dollars

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	264	325	369	378	410

Income from companies accounted for by the equity method	(0)	(2)	(2)	(0)	(1)
Net fees	81	87	94	102	117
Insurance activity	—	—	—	—	—

Commercial revenue	345	411	461	480	526

Gains (losses) on financial transactions	30	(11)	(5)	(9)	19

Gross operating income	375	400	456	472	545

Income from non-financial services (net) and other operating income	(6)	(7)	(7)	(8)	(6)
Operating expenses	(155)	(179)	(193)	(199)	(207)
General administrative expenses	(140)	(162)	(169)	(184)	(183)
Personnel	(86)	(101)	(106)	(113)	(113)
Other administrative expenses	(54)	(61)	(63)	(71)	(70)
Depreciation and amortisation	(15)	(18)	(24)	(14)	(23)

Net operating income	214	214	257	265	332

Net loan loss provisions	(44)	(40)	(77)	(109)	(114)
Other income	16	23	19	18	16

Profit before taxes (w/o capital gains)	186	196	199	174	234

Retail Banking Chile
Million chilean peso

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	189,837	142,827	47,011	32.9

Income from companies accounted for by the equity method	(294)	(168)	(127)	75.4
Net fees	54,112	44,027	10,086	22.9
Insurance activity	—	—	—	—

Commercial revenue	243,655	186,685	56,970	30.5

Gains (losses) on financial transactions	8,737	16,084	(7,348)	(45.7)

Gross operating income	252,392	202,770	49,622	24.5

Income from non-financial services (net) and other operating income	(2,914)	(3,455)	541	(15.7)
Operating expenses	(95,691)	(83,734)	(11,957)	14.3
General administrative expenses	(84,920)	(75,761)	(9,159)	12.1
Personnel	(52,454)	(46,350)	(6,104)	13.2
Other administrative expenses	(32,466)	(29,411)	(3,055)	10.4
Depreciation and amortisation	(10,772)	(7,974)	(2,798)	35.1

Net operating income	153,787	115,580	38,206	33.1

Net loan loss provisions	(52,910)	(23,571)	(29,339)	124.5
Other income	7,364	8,417	(1,054)	(12.5)

Profit before taxes	108,240	100,427	7,813	7.8

Retail Banking Chile
Million chilean peso

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	142,827	171,712	192,552	191,301	189,837

Income from companies accounted for by the equity method	(168)	(950)	(937)	(47)	(294)
Net fees	44,027	46,000	48,947	51,597	54,112
Insurance activity	—	—	—	—	—

Commercial revenue	186,685	216,763	240,562	242,851	243,655

Gains (losses) on financial transactions	16,084	(5,937)	(2,882)	(4,585)	8,737

Gross operating income	202,770	210,826	237,679	238,266	252,392

Income from non-financial services (net) and other operating income	(3,455)	(3,598)	(3,424)	(4,154)	(2,914)
Operating expenses	(83,734)	(94,643)	(100,504)	(100,303)	(95,691)
General administrative expenses	(75,761)	(85,323)	(88,098)	(93,160)	(84,920)
Personnel	(46,350)	(53,036)	(55,094)	(57,019)	(52,454)
Other administrative expenses	(29,411)	(32,287)	(33,004)	(36,140)	(32,466)
Depreciation and amortisation	(7,974)	(9,320)	(12,406)	(7,144)	(10,772)

Net operating income	115,580	112,585	133,751	133,809	153,787

Net loan loss provisions	(23,571)	(21,266)	(40,358)	(55,741)	(52,910)
Other income	8,417	12,131	10,023	8,983	7,364

Profit before taxes (w/o capital gains)	100,427	103,450	103,416	87,051	108,240

Global Wholesale Banking
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	395	331	64	19.2

Income from companies accounted for by the equity method	0	0	(0)	(0.7)
Net fees	225	328	(103)	(31.5)
Insurance activity	—	—	—	—

Commercial revenue	620	659	(40)	(6.0)

Gains (losses) on financial transactions	285	404	(119)	(29.5)

Gross operating income	905	1,064	(159)	(14.9)

Income from non-financial services (net) and other operating income	(3)	(7)	4	(55.4)
Operating expenses	(278)	(254)	(24)	9.4
General administrative expenses	(256)	(233)	(23)	9.9
Personnel	(161)	(143)	(18)	12.4
Other administrative expenses	(95)	(90)	(5)	5.9
Depreciation and amortisation	(22)	(21)	(1)	3.7

Net operating income	623	802	(179)	(22.3)

Net loan loss provisions	(29)	47	(76)	—
Other income	(2)	32	(35)	—

Profit before taxes	592	882	(290)	(32.8)

			Variation
	31.03.08	31.03.07	Amount	%
Business volumes
Total assets	216,407	263,581	(47,174)	(17.9)
Customer loans	69,073	79,877	(10,804)	(13.5)
Customer deposits	63,649	57,764	5,885	10.2

Global Wholesale Banking
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	331	369	375	437	395

Income from companies accounted for by the equity method	0	1	1	0	0
Net fees	328	188	181	225	225
Insurance activity	—	—	—	—	—

Commercial revenue	659	557	557	663	620

Gains (losses) on financial transactions	404	300	141	32	285

Gross operating income	1,064	858	698	695	905

Income from non-financial services (net) and other operating income	(7)	(8)	(6)	(9)	(3)
Operating expenses	(254)	(255)	(271)	(334)	(278)
General administrative expenses	(233)	(232)	(247)	(312)	(256)
Personnel	(143)	(135)	(148)	(196)	(161)
Other administrative expenses	(90)	(97)	(99)	(116)	(95)
Depreciation and amortisation	(21)	(24)	(24)	(23)	(22)

Net operating income	802	595	420	352	623

Net loan loss provisions	47	24	(21)	(113)	(29)
Other income	32	(43)	(22)	(3)	(2)

Profit before taxes (w/o capital gains)	882	576	377	236	592

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Business volumes
Total assets	263,581	263,435	261,059	249,405	216,407
Customer loans	79,877	82,224	74,376	80,582	69,073
Customer deposits	57,764	59,629	69,071	74,735	63,649

Asset Management and Insurance
Million euros

			Variation
	Q1 ’08	Q1 ’07	Amount	%
Income statement
Net interest income	12	13	(1)	(9.2)

Income from companies accounted for by the equity method	—	—	—	—
Net fees	108	112	(4)	(3.2)
Insurance activity	88	80	8	9.7

Commercial revenue	208	205	3	1.5

Gains (losses) on financial transactions	12	2	11	655.9

Gross operating income	220	207	14	6.6

Income from non-financial services (net) and other operating income	(0)	0	(0)	—
Operating expenses	(75)	(70)	(5)	7.7
General administrative expenses	(71)	(64)	(7)	10.6
Personnel	(35)	(27)	(8)	29.2
Other administrative expenses	(36)	(37)	1	(3.1)
Depreciation and amortisation	(4)	(6)	1	(24.2)

Net operating income	145	137	8	5.8

Net loan loss provisions	(0)	(0)	(0)	1.9
Other income	(6)	(4)	(2)	65.5

Profit before taxes	139	134	6	4.2

			Variation
	31.03.08	31.03.07	Amount	%
Business volumes
Total assets	19,509	17,796	1,713	9.6
Customer loans	43	142	(99)	(69.9)
Customer deposits	0	0	0	—

Asset Management and Insurance
Million euros

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08
Income statement
Net interest income	13	17	13	13	12

Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	112	118	117	124	108
Insurance activity	80	86	83	70	88

Commercial revenue	205	220	213	207	208

Gains (losses) on financial transactions	2	2	16	0	12

Gross operating income	207	222	230	207	220

Income from non-financial services (net) and other operating income	0	0	(3)	2	(0)
Operating expenses	(70)	(61)	(65)	(108)	(75)
General administrative expenses	(64)	(58)	(60)	(103)	(71)
Personnel	(27)	(28)	(31)	(46)	(35)
Other administrative expenses	(37)	(30)	(29)	(56)	(36)
Depreciation and amortisation	(6)	(4)	(5)	(6)	(4)

Net operating income	137	161	161	100	145

Net loan loss provisions	(0)	0	(0)	(0)	(0)
Other income	(4)	1	(20)	7	(6)

Profit before taxes (w/o capital gains)	134	162	141	107	139

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08
Business volumes
Total assets	17,796	18,298	19,015	18,071	19,509
Customer loans	142	224	255	22	43
Customer deposits	0	5	10	1	0

NPL ratio
 %

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08

Continental Europe	0.80	0.79	0.84	0.90	1.13

Santander Branch Network	0.56	0.57	0.66	0.65	0.87
Banesto	0.42	0.42	0.43	0.47	0.59
Santander Consumer Finance	2.66	2.78	2.81	2.84	3.15
Portugal	1.16	1.27	1.30	1.25	1.37

United Kingdom	0.55	0.55	0.58	0.60	0.66

Latin America	1.50	1.61	1.77	1.87	2.13

Brazil	2.62	2.70	2.79	2.74	3.26
Mexico	0.83	1.05	1.09	1.20	1.31
Chile	1.70	1.88	2.08	2.11	2.23

Operating Areas	0.80	0.81	0.87	0.94	1.12

Spain	0.51	0.51	0.56	0.63	0.84

NPL coverage
 %

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08

Continental Europe	202.49	210.80	196.09	188.08	158.54

Santander Branch Network	298.79	291.13	254.09	248.11	193.13
Banesto	393.19	385.51	369.08	332.92	269.05
Santander Consumer Finance	114.43	113.13	103.72	95.69	92.16
Portugal	127.55	120.53	118.53	117.39	106.56

United Kingdom	81.38	78.40	74.08	65.84	59.26

Latin America	160.00	150.57	139.16	134.41	123.65

Brazil	98.77	101.72	102.15	101.46	101.92
Mexico	241.35	216.93	210.43	192.25	174.92
Chile	147.57	132.02	121.04	118.45	109.38

Operating Areas	164.03	167.04	156.53	149.32	132.66

Spain	292.15	309.72	280.24	264.48	202.28

Spreads loans and deposits
 %

	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07	Q1 ’08

Santander Branch Network
Spread loans	1.25	1.26	1.24	1.32	1.38
Spread deposits	2.22	2.43	2.70	2.66	2.44

SUM	3.47	3.69	3.94	3.98	3.82

Retail Banking Banesto
Spread loans	1.32	1.28	1.29	1.34	1.37
Spread deposits	2.03	2.11	2.19	2.15	1.90

SUM	3.35	3.39	3.48	3.49	3.27

Santander Consumer Finance
Spread loans	4.10	3.99	3.82	3.67	3.69

Retail Banking Portugal
Spread loans	1.46	1.43	1.35	1.37	1.47
Spread deposits	1.96	2.01	2.17	2.14	1.96

SUM	3.42	3.44	3.52	3.51	3.43

Retail Banking United Kingdom
Spread loans	0.69	0.69	0.65	0.61	0.66
Spread deposits	1.28	1.32	1.36	1.37	1.34

SUM	1.97	2.01	2.01	1.98	2.00

Retail Banking Brazil
Spread loans	16.42	16.46	16.04	16.03	15.65
Spread deposits	1.62	1.43	1.40	1.32	1.29

SUM	18.04	17.89	17.44	17.35	16.94

Retail Banking Mexico
Spread loans	10.84	10.79	10.99	10.64	11.19
Spread deposits	3.55	3.46	3.42	3.38	3.52

SUM	14.39	14.25	14.41	14.02	14.71

Retail Banking Chile
Spread loans	5.11	5.21	5.32	5.26	5.33
Spread deposits	2.24	2.54	2.96	2.98	3.07

SUM	7.35	7.75	8.28	8.24	8.40

Risk-weighted assets
Million euros

	31.03.07	30.06.07	30.09.07	31.12.07	31.03.08

Continental Europe	258,788	273,642	281,606	289,524	290,298

Santander Branch Network	95,478	99,718	102,922	103,609	104,095
Banesto	64,887	66,944	69,818	72,052	72,161
Santander Consumer	32,936	31,576	33,143	34,771	36,578
Portugal	21,689	22,256	22,670	24,397	24,388

United Kingdom	90,473	89,774	94,265	90,186	87,282

Latin America	72,831	74,882	74,795	76,960	77,612

Brazil	19,484	21,106	21,996	23,016	23,701
Mexico	15,965	15,123	15,050	15,337	16,088
Chile	14,876	14,479	15,564	16,521	18,297

Operating Areas	422,092	438,298	450,667	456,671	455,191

Financial management and equity stakes	50,846	48,093	46,979	58,380	58,489

Total	472,937	486,391	497,645	515,050	513,681

ACTIVITY AND RESULTS First Quarter 2008 29 April 2008

Important information Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity. Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda Group highlights in Q1’08 Business areas performance Q1’08 ABN AMRO Transaction Conclusions Appendix

4

Our strengths

+

Our model

+

Execution capacity

… and moving forward to achieve our targets

EPS: +15%

Santander

Against a complex background, Santander shows its capacity to generate results during the quarter Our strengths ... absorbing growth slower in some markets / + businesses ... maintaining quality of results Our modelzx ... and moving forward + to achieve our targets EPS: +15% Execution capacity

5

Group's attributable profit

EUR million

+22.4%
2,206
1,802
151
ABN-Real*
+14.0%
Ex-ABN
2,055
Q1'07
Q1'08

EPS excluding ABN-Real

+14.3%
0.3299
0.2887
Q1'07
Q1'08

EPS** including ABN-Real

+14.7%
0.3310
0.2887
Q1'07
Q1'08

… ABN-Real improves EPS from the first quarter

Santander

Strong growth of attributable profit (+22.4% o/Q1’07) and of EPS ... Group’s attributable profit EPS excluding ABN-Real +14.3% EUR million 0.3299 +22.4% 0.2887 2,206 151 ABN-Real* 1,802 +14.0% Ex-ABN Q1’07 Q1’08 2,055 EPS** including ABN-Real +14.7% 0.3310 ... ABN-Real 0.2887 improves EPS from the first Q1’07 Q1’08 quarter (*) Net contribution from ABN-Real (net between EUR 252 million profit and EUR 101 million financing _____ cost net of tax) Q1’07 Q1’08 (**) To calculate Q1’08 EPS, the number of shares corresponding to “Valores _____ Santander” are included (issued in October 2007)

6

… with good quarterly performance of profit and EPS

Quarterly attributable profit
EUR million
+22.4%
1,802
2,074
2,113
2,121
2,206
+4%
Q1'07
Q2*
Q3
Q4*
Q1'08

Quarterly EPS
EUR cents
+14.7%
28.9
33.2
33.9
31.9
33.1
+4%
Q1'07
Q2*
Q3
Q4*
Q1'08

(*) Excluding capital gains and extraordinary allowances

Santander

... with good quarterly performance of profit and EPS _____ Quarterly attributable profit Quarterly EPS EUR million EUR cents +22.4% 2,206 +14.7% 2,113 2,121 33.2 33.9 33.1 2,074 31.9 +4% 28.9 +4% 1,802 Q1’07 Q2* Q3 Q4* Q1’08 Q1’07 Q2* Q3 Q4* Q1’08 (*) Excluding capital gains and extraordinary allowances

7

… supported by the main business units …

Continental Europe. Attributable profit large commercial units (*)

EUR million
+12%
921
928
957
897
1,029
+15%
Q1'07
Q2
Q3
Q4
Q1'08

United Kingdom. Attrib. profit

Sterling million
+17%
201
205
207
209
235
+13%
Q1'07
Q2
Q3
Q4
Q1'08

Latin America. Attributable profit

USD million
+22%
892
914
940
901
1,092
+21%
Q1'07
Q2
Q3
Q4
Q1'08

… and in ABN Real: profit of EUR 252 million (in the Corporate Centre)

(*) Santander Branch Network, Banesto, Santander Consumer Finance and Portugal

Santander

... supported by the main business units ... Continental Europe. Attributable United Kingdom. Attrib. profit profit large commercial units (*) EUR million Sterling million +12% 1,029 +17% 957 235 921 928 897 205 207 209 201 +15% +13% Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q2 Q3 Q4 Q1’08 Latin America. Attributable profit USD million ... and in ABN Real: +22% 1,092 profit of EUR 252 914 940 892 901 million +21% (in the Corporate Centre) Q1’07 Q2 Q3 Q4 Q1’08 (*) Santander Branch Network, Banesto, Santander Consumer Finance and Portugal

8

1 High profit, sustainable and of quality

2 Strong "recurrent" revenues

- greater focus on lending spreads

3 Further efficiency improvement

- greater emphasis on expenses

4 Loan-loss provisions in line with forecasts

- capacity to absorb their growth

5 Maintaining high balance sheet strength: capital and liquidity

Santander

Key aspects of previous quarters are maintained, adapting them to the new environment 1 High profit, sustainable and of quality 2 Strong 3 Further 4 Loan-loss “recurrent” efficiency provisions in line revenues improvement with forecasts • greater focus on • greater emphasis • capacity to absorb their lending spreads on expenses growth 5 Maintaining high balance sheet strength: capital and liquidity

1 Our results maintain a high “vertical” quality ... Q1’08 Change Q1’08 Change EUR Mill. Incl. ABN % o/Q1’07 Ex. ABN _____ % o/Q1’07 Gross operating income 7,347 +19.1 7,239 +17.4 Operating expenses -3,081 +5.7 -3,081 +5.7 Net operating income 4,236 +30.9 4,128 +27.6 Loan-loss provisions -1,135 +69.4 -1,135 +69.4 Net operating income (net of LLPs) 3,101 +20.8 2,993 +16.6 Attributable profit 2,206 +22.4 2,055 +14.0

10

Net interest income (excl. dividends) + fees and insurance activity

EUR Billion
Fees + insurance activity
Net interest income (excl. dividends)
3.8
4.0
4.4
4.6
4.6
4.7
4.9
5.1
5.6
5.8
5.9
6.1
6.3
1.4
1.5
1.7
1.8
1.7
1.8
1.8
1.9
2.1
2.1
2.0
2.1
2.2
2.4
2.5
2.7
2.8
2.9
2.9
3.1
3.2
3.5
3.7
3.9
4.0*
4.1*
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4
Q1'08

Santander

2 Solid performance of the most recurrent revenues, increasing quarter after quarter for the last three years ... Net interest income (excl. dividends) + fees and insurance activity EUR Billion 6.1 6.3 5.8 5.9 5.6 5.1 4.7 4.9 2.2 4.4 4.6 4.6 2.0 2.1 2.1 2.1 3.8 4.0 1.9 1.8 1.8 1.7 1.8 1.7 Fees + insurance 1.4 1.5 activity 4.0* 4.1* 3.9 3.7 3.5 3.1 3.2 Net interest 2.9 2.9 2.7 2.8 income (excl. 2.4 2.5 dividends) Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Q1’08 (*) Net interest income does not include financing cost of ABN-Real, as it excludes revenues (accounted for by the equity _____ method)

11

Customer spreads (Group total)

Percentage
3.65
3.75
3.85
3.96
4.09
Total
1.98
2.06
2.07
Deposits
1.88
1.90
Loans
1.77
1.85
1.86
1.90
2.02
Q1'07
Q2
Q3
Q4
Q1'08

Lower volume growth

Year-on-year change excluding exchange rate impact
Loans
On-balance sheet customer funds
17%
9%
15%
11%
Mar'07
Mar'08
Mar'07
Mar'08

Net interest income growth

Change Q1'08 / Q1'07 (%)
SAN network + Banesto
+23.6%
SCF
+10.7%
Portugal
+11.7%
[in Euros]
United Kingdom (£)
+15.1%
[+1.9]
Brazil (real)
+18.8%
[+26.1]
Mexico (peso)
+15.2%
[+2.8]
Chile (peso)
+35.7%
[+38.8]

Santander

2 ... emphasising net interest income: focus on lending spreads and cost management within a lower growth environment _____ Customer spreads (Group total) Net interest income growth Percentage 3.85 3.96 4.09 Change Q1’08 / Q1’07 (%) 3.65 3.75 Total SAN network + +23.6% 2.06 2.07 Banesto 1.98 Deposits 1.88 1.90 Loans +10.7% 2.02 SCF 1.85 1.90 1.77 1.86 Q1’07 Q2 Q3 Q4 Q1’08 Portugal +11.7% [in Euros] United Lower volume growth +15.1% [+1.9] Kingdom (£) Year-on-year change excluding exchange rate impact On-balance sheet Brazil (real) +18.8% [+26.1] Loans customer funds 17% 15% 11% Mexico (peso) +15.2% [+2.8] 9% Chile (peso) +35.7% [+38.8] Mar’07 Mar’08 Mar’07 Mar’08

12

"Jaws"

% Change
+17.1
+9.7 p.p.
+7.4
+21.3
+10.8 p.p.
+10.5
+19.1
+13.4* p.p.
+5.7
Revenues
Expenses
Revenues
Expenses
Revenues
Expenses
2006/2005
2007/2006
Q1'08/Q1'07

Group efficiency ratio (%)

In Q1'08 efficiency ratio improves 2.3 p.p. over full year 2007
51.1
46.3
41.9
Q1'06
Q1'07
Q1'08

(*) Excluding ABN Real impact: +11.7 p.p.

Santander

3 Cost control combined with revenues increase maintain the “jaws” wide open and further efficiency improvement ... “Jaws” Group efficiency ratio (%) % Change +21.3 In Q1’08 efficiency +19.1 ratio improves +17.1 51.1 2.3 p.p. over full +10.8 p.p. year 2007 +13.4* p.p. 46.3 +9.7 p.p. +10.5 41.9 +7.4 +5.7 Q1’06 Q1’07 Q1’08 Revenues Expenses Revenues Expenses Revenues Expenses (*) On a like-for-like basis with previous periods. 2006/2005 2007/2006 Q1’08/Q1’07 Excluding ABN-Real impact (*) Excluding ABN Real impact: +11.7 p.p.

13

Net loan-loss provisions

EUR million

+69%
1,135
1,082
+5%
890
827
670
Q1'07
Q2'07
Q3'07
Q4'07
Q1'08

EUR million

+30,9%
4,236
Net operating income "gross"
3.236
LLPs
+20,8%
Net operating income net of LLPs
2,566
3,101
Q1'07
Q1'08

Santander

4 Good performance of revenues and costs allows the higher loan-loss provisions to be absorbed ... _____ .... and produce an excellent increase in NET Net loan-loss provisions OPERATING INCOME NET of LLPs EUR million EUR million +69% 1,135 +30,9% 4,236 1,082 Net operating 890 +5% income “gross” 3.236 827 670 LLPs +20,8% Net operating 3,101 income net of 2,566 LLPs _____ Q1’07 Q2’07 Q3’07 Q4’07 Q1’08 Q1’07 Q1’08

14

Loan-loss provisions* by geographic area

EUR million

	Specific**			Generic		
	Q1'08	Q1'07	Var.	Q1'08	Q1'07	Var.
Europe	429	143	+286	62	120	-58
UK	80	105	-25	-6	-24	+18
LatAm	568	311	+257	5	21	-16
Other	-8	-2	-6	8	-40	+48
Total	**1,069**	**557**	**+512**	**69**	**77**	**-8**

Europe +286: SAN Branch Network: +105 mill; SCF: +90 mill.

LatAm +257: Brazil: +94 mill.; Mexico: +40 mill.; Chile: +65 mill.

... moreover, we are increasing generic LLPs

(*) Excluding country-risk. Positive data: provisions; negative data: releases

Santander

4 Higher specific LLPs due to lending, change of mix and higher risk premiums in some markets Loan-loss provisions* by geographic area EUR million Specific** Generic Q1’08 Q1’07 Var. Q1’08 Q1’07 Var. ... moreover, we SAN Branch are increasing _____ Europe 429 143 +286 Network: +105 mill 62 120 -58 generic LLPs SCF: +90 mill. UK 80 105 -25 -6 -24 +18 Brazil: +94 mill. LatAm 568 311 +257 Mexico: +40 mill. 5 21 -16 Chile: +65 mill. Other -8 -2 -6 8 -40 +48 Total 1,069 557 +512 69 77 -8 (*) Excluding country-risk. Positive data: provisions; negative data: releases (**) Specific loan-loss provisions are reduced by written-off assets recoveries

15

5 Solid balance sheet: high risk quality

Group NPLs and coverage ratios …

177%
133%
0.82%
1.16%
Mar'07
Mar'08

… compare favourably with international standards

NPLs
Coverage ratio
1.16%
>2.5%
133%
<80%
SAN
European banks*
SAN
European banks*

Moreover, we continue to increase generic provisions

EUR million
8,722
9,302
9,531
Generic
5,778
6,027
6,077
Specific
2,944
3.275
3,454
Mar'07
Dec'07
Mar'08

(*) Average European banks included in our peer group

Santander

5 Solid balance sheet: high risk quality Moreover, we continue to increase _____ Group NPLs and coverage ratios ... generic provisions 177% EUR million 133% 9,302 9,531 1.16% 0.82% 8,722 Mar’07 Mar’08 6,077 6,027 ... compare favourably with Generic 5,778 international standards NPLs Coverage ratio >2.5% 133% Specific 3.275 3,454 2,944 1.16% <80% SAN European SAN European Mar’07 Dec’07 Mar’08 banks* banks* (*) Average European banks included in our peer group

16

Liquidity

- "Retail" balance sheet: high share of customer deposits
- M / L term issues portfolio with high residual maturity: over 4 years
- Our solvency ratio allows short, medium and long term issues

Comfortable liquidity position

Capital ratios (BIS I)

BIS Ratio
Tier I
Core capital
13.22%
7.64%
5.97%
12.66%
7.71%
6.25%
12.15%
7.54%
6.10%
Mar'07
Dec'07
Mar'08

Core capital at target level

Santander

5 Solid balance sheet: A business model requiring lower liquidity and capital consumption Liquidity Capital ratios (BIS I) “Retail” balance sheet: high share 13.22% BIS Ratio 12.66% of customer deposits 12.15% M / L term issues portfolio with high residual maturity: over 4 years Tier I 7.64% 7.71% 7.54% Our solvency ratio allows short, Core capital 5.97% 6.25% 6.10% medium and long term issues Mar’07 Dec’07 Mar’08 Comfortable liquidity Core capital at target position level

Agenda Group highlights in Q1’08 Business areas performance Q1’08 ABN AMRO Transaction Conclusions Appendix

18

Business areas

3 Drop in GWB year-on-year profit ...

... when the trend in customer revenues is good

Gross operating income in mill. euros
Total
Trading
Customers
1,064
272
792
858
260
598
698
103
595
695
140
555
905
147
756
Q1'07
Q2
Q3
Q4
Q1'08

2 ABN-Real still not incorporated as a business ...

Santander

Business areas 18 Good operating areas year-on-year performance with impact in euros due to three specific factors ... 1 Impact of US$ and £ depreciation ... is offset by hedging of the Corporate against the euro (EUR -190 mill.)... Centre (EUR +210 mill.) _____ .... when the trend in customer revenues is good 3 Gross operating income in mill. euros Drop in GWB year-on-year Total 1,064 profit ... 858 905 Trading 272 698 695 147 260 103 140 792 756 Customers 598 595 555 Q1’07 Q2 Q3 Q4 Q1’08 2 ABN-Real still not incorporated ... is accounted for by the equity method as a business ... in the Corporate Centre

19

Principal segments results Q1'08

Continental Europe: SAN+ Banesto+ SCF+ Portugal (€ Mill.)

+12%
921
928
957
897
1,029
+15%
Q1'07
Q2
Q3
Q4
Q1'08

GWB and others Continental Europe (€ Mill.)

-51%
395
206
108
9
195
Q1'07
Q2
Q3
Q4
Q1'08

Attributable profit* Proforma

EUR Mill. and %
Retail units Europe
UK
12%
(311)
41%
(1,029)
29%
(729)
8%
(195)
10%
(252)
Latam
Others Europe
ABN-Real

United Kingdom (£ Mill.)

Latin America ($ Mill.)

+22%
892
914
940
901
1,092
+21%
Q1'07
Q2
Q3
Q4
Q1'08

Santander

Principal segments results Q1’08 A management vision shows the underlying “horizontal quality” of the operating areas in their currencies and the improvement over Q4 ‘07 Continental Europe: SAN+ United Kingdom (£ Mill.) Banesto+ SCF+ Portugal (€ Mill.) +12% 1,029 Attributable profit* Proforma +17% 957 235 921 928 897 EUR Mill. and % 201 205 207 209 Retail +15% +13% units Europe UK 12% Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q2 Q3 Q4 Q1’08 (311) 41% GWB and others Continental (1,029) 29% Latin America ($ Mill.) Europe (€ Mill.) (729) +22% 1,092 10% 914 940 395 -51% 8% 892 901 206 (252) Latam 195 +21% 108 (195) 9 Others ABN-Real _____ Q1’07 Q2 Q3 Q4 Q1’08 Europe Q1’07 Q2 Q3 Q4 Q1’08 (*) Operating areas attributable profit + ABN Real (accounted for by the equity method in Financial Management and Equity Stakes): EUR 2,516 mill.

20

Continental Europe Main Units Q1'08

EUR Mill. and % o/ Q1'07

Gross operating income: 3,490 mill.; +6%	Net operating income: 2,188 mill.; +4%	Attributable profit: 1,224 mill.; -7%

SAN Branch Network
1,324
+15%
837
+21%
525
+14%
Banesto
611
+10%
357
+15%
191
+17%
Santander Consumer Finance
718
+16%
516
+17%
174
+4%
Portugal
312
+1%
177
+2%
139
+5%
+13%
+17%
+12%
Other *
359
525
-22%
GWB
243
302
-37%
GWB
167
195
-51%
GWB

(*) Global Wholesale Banking, Asset Management and Insurance and Banif

Continental Europe Main Units Q1’08 20 EUR Mill. and % o/ Q1’07 The four large commercial units offer double digit increases in revenues, net operating income and profit Gross operating income: Net operating income: Attributable profit: 3,490 mill.; +6% 2,188 mill.; +4% 1,224 mill.; -7% SAN Branch 1,324 +15% 837 +21% 525 +14% Network _____ Banesto 611 +10% 357 +15% 191 +17% +13% +17% +12% Santander Consumer 718 +16% 516 +17% 174 +4% Finance _____ Portugal 312 +1% 177 +2% 139 +5% Other * 359 525 -22% 243 302 -37% 167 195 -51% GWB GWB GWB (*) Global Wholesale Banking, Asset Management and Insurance and Banif

21

Continental Europe main units. Activity and profitability

Santander Branch Network

Volume

Var. Q1'08 o/ Q1'07

9%
14%
Loans
Deposits*

Net interest inc. / ATAs

2.37%
2.78%
Q1'07
Q1'08

(*) Including Valores Santander

Banesto

Volume

Var. Q1'08 o/ Q1'07

16%
17%
Loans
Deposits

Net interest inc. / ATAs*

2.51%
2.88%
Q1'07
Q1'08

(*) Retail Banking

Santander Consumer Finance

Volume

Var. Q1'08 o/ Q1'07

14%
Loans

Net interest inc. / ATAs

4.12%
4.26%
Q1'07
Q1'08

Portugal

Volume

Var. Q1'08 o/ Q1'07

10%
11%
Loans
Deposits

Net interest inc. / ATAs

1.57%
1.86%
Q1'07
Q1'08

Santander

Continental Europe main units. Activity and profitability Santander Branch Network Banesto Volume Net interest inc. / ATAs Volume Net interest inc. / ATAs* Var. Q1’08 o/ Q1’07 Var. Q1’08 o/ Q1’07 14% 2.78% 17% 2.88% 9% 2.37% 16% 2.51% Loans Deposits* Q1’07 Q1’08 Loans Deposits Q1’07 Q1’08 (*) Including Valores Santander (*) Retail Banking Santander Consumer Finance Portugal Volume Net interest inc. / ATAs Volume Net interest inc. / ATAs _____ Var. Q1’08 o/ Q1’07 Var. Q1’08 o/ Q1’07 14% 11% 1.86% 4.12% 4.26% 10% 1.57% Loans Q1’07 Q1’08 Loans Deposits Q1’07 Q1’08

22

Continental Europe main units
Attributable profit

Santander Branch Network

EUR million
+14%
460
440
458
448
525
+17%
Q1'07
Q2
Q3
Q4
Q1'08

Banesto

EUR million
+17%
163
175
169
162
191
+18%
Q1'07
Q2
Q3
Q4
Q1'08

Santander Consumer Finance

EUR million
+4%
166
186
199
167
174
+4%
Q1'07
Q2
Q3
Q4
Q1'08

Portugal

EUR million
+5%
132
127
131
120
139
+16%
Q1'07
Q2
Q3
Q4
Q1'08

Continental Europe main units 22 Attributable profit Santander Branch Network Banesto EUR million EUR million +14% +17% 191 525 460 458 175 169 440 448 163 162 +17% +18% Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q2 Q3 Q4 Q1’08 Santander Consumer Finance Portugal EUR million EUR million +4% +5% 186 199 132 131 139 166 167 174 127 120 +4% +16% Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q2 Q3 Q4 Q1’08

23

United Kingdom Q1'08

Attributable profit: £ 235 mill. (EUR 311 mill.)

Var. Q1'08 / Q1'07 (%)
Gross operating income
+9%
Expenses*
+1%
Net operating income
+17%
Attributable profit
+17%

Net operating income

£ million
Total
319
325
330
334
374
Global businesses
United Kingdom Retail
263
272
297
316
317
Q1'07
Q2
Q3
Q4
Q1'08

Attributable profit

(*) Personnel + administrative expenses + depreciation and amortisation

Santander

United Kingdom Q1’08 Solid growth of revenues and results (above competitors) with room for additional business growth Attributable profit: £ 235 mill. Net operating income (EUR 311 mill.) £ million 374 Var. Q1’08 / Q1’07 (%) 319 325 330 334 Total Global Gross businesses 317 operating +9% 316 297 income United 263 272 Kingdom Retail Q1’07 Q2 Q3 Q4 Q1’08 Expenses* +1% Attributable profit £ million Net 235 operating +17% 205 207 209 201 income Attributable +17% profit Q1’07 Q2 Q3 Q4 Q1’08 (*) Personnel + administrative expenses + depreciation and amortisation

24

United Kingdom

Q1'08 Key highlights

Loans | **Deposits**

Y-on-y var. in £ and local criterion
8%
10%
Mar'07
Mar'08
Y-on-y var. in £ and local criterion
1%
5%
Mar'07
Mar'08

Share net lending (%) | **Spreads net lending**

8.1%
15.9%
Averg. 2007
Q1'08
Improvement in Q1'08/Q1'07 (p.p.)
+0.77 p.p.
Mortgages

- **Expenses:** achieving budget of flat expenses (decreasing in real terms)

Results

Gross oper. income

Base 100: Q1'07 £
100
100
101
103
109
Q1'07
Q2
Q3
Q4
Q1'08

Efficiency ratio

% var. Q1'08/Q1'07 £
+9
+1
Revenues
Expenses
50.8%
47.1%
Q1'07
Q1'08

- **Loan-loss provisions:** moderate rise in line with business growth

Net operating income

£ Mill.
+17%
319
374
LLPs
Net of LLPs
265
+18%
314
Q1'07
Q1'08

Santander

United Kingdom Q1’08 Key highlights Results Activity: focus on spreads with lending increasing (Net interest income: +15%) ... Gross oper. income Efficiency ratio Loans Deposits Y-on-y var. in £ and local criterion Y-on-y var. in £ and local criterion Base 100: Q1’07 £ % var. Q1’08/Q1’07 £ 10% 8% 109 +9 50.8% 5% 103 100 100 101 1% +1 47.1% Mar’07 Mar’08 Mar’07 Mar’08 “Net lending” mortgages: last two quarters, Revenues _____ Expenses Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08 market share increase with better spreads, which _____ will show up in future quarters Share net lending (%) Spreads net lending Net operating income 15.9% Improvement in Q1’08/Q1’07 (p.p.) £ Mill. 374 +17% +0.77 p.p. Loan-loss 319 8.1% provisions: LLPs moderate rise _____ in line with +18% 314 Net of 265 business LLPs Averg. 2007 Q1’08 Mortgages achieving budget of flat expenses growth Expenses: (decreasing in real terms) Q1’07 Q1’08

25

Latin America total (ex-ABN Real)

Attributable profit: US$ 1,092 mill. (EUR 729 mill.)

Var. Q1'08 / Q1'07 (%)

Gross operating income
+43%
Expenses*
+27%
Net operating income
+56%
Net oper. inc. net of LLPs
+42%
Attributable profit**
+22%

Net operating income

US$ million

Total
Global businesses
LatAm Retail
1,723
1,272
1,981
1,458
2,031
1,673
2,212
1,854
2,688
2,152
Q1'07
Q2
Q3
Q4
Q1'08

Attributable income

US$ million

(*) Personnel + administrative expenses + depreciation and amortisation

(**) Profit before discontinued operations: +28%

Santander

Latin America total (ex-ABN Real) Very good quarterly performance, with significant contribution from retail banking. Favourable economic environment in the region Attributable profit: US$ 1,092 mill. Net operating income (EUR 729 mill.) 2,688 US$ million Var. Q1’08 / Q1’07 (%) 2,212 1,981 2,031 Gross 1,723 Total operating +43% Global 2,152 income businesses 1,854 1,673 1,272 1,458 Expenses* LatAm +27% Retail Q1’07 Q2 Q3 Q4 Q1’08 Net operating +56% income Attributable income US$ million Net oper. inc. 1,092 +42% 892 914 940 901 net of LLPs Attributable +22% profit** Q1’07 Q2 Q3 Q4 Q1’08 (*) Personnel + administrative expenses + depreciation and amortisation (**) Profit before discontinued operations: +28%

26

US$ Mill. and % o/ Q1'07

Gross operating income: 4,447 mill.; +43%

Net operating income: 2,688 mill.; +56%

Attributable profit: 1,092 mill.; +22%

Brazil (ex Real)
1,898
+51%
1,183
+65%
392
+33%
Mexico
1,040
+32%
673
+42%
282
+38%
[+41%]
Chile
604
+37%
365
+40%
199
+16%
[+25%]
Other countries
778
+49%
389
+84%
155
-8%
[0%]
Santander Private Banking
127
+29%
78
+28%
65
+19%

Santander

Latin America main units Q1’08 (ex-ABN Real) 26 US$ Mill. and % o/ Q1’07 Strong growth of revenues in all countries with costs under control. Increased LLPs due to greater lending, change of mix and slightly higher risk premiums _____ Gross operating income: Net operating income: Attributable profit: 4,447 mill.; +43% 2,688 mill.; +56% 1,092 mill.; +22% Brazil 1,898 (ex Real) +51% 1,183 +65% 392 +33% Mexico 1,040 +32% 673 +42% 282 +38% [+41%] Chile 604 +37% 365 +40% 199 +16% [+25%] Other +49% +84% -8% [0%] 778 389 155 countries Santander Private 127 +29% 78 +28% 65 +19% Banking Note: In brackets, Profit before discontinued operations (sale of Pension fund businesses)

27

Latin America main units. Activity and profitability

Brazil (ex-ABN Real)

Volume

21%
32%
Loans
Deposits
w/o REPOS

Net interest inc. / ATAs

5.34%
5.78%
Q1'07
Q1'08

Mexico

Volume

19%
9%
Loans
Deposits
w/o REPOS

Net interest inc. / ATAs

3.81%
4.77%
Q1'07
Q1'08

Chile

Volume

15%
17%
Loans
Deposits
w/o REPOS

Net interest inc. / ATAs

3.77%
4.43%
Q1'07
Q1'08

Latin America main units. Activity and profitability Brazil (ex-ABN Real) Mexico Volume Net interest inc. / ATAs Volume Net interest inc. / ATAs _____ Var. Q1’08 o/ Q1’07 in local currency Var. Q1T’08 o/ Q1’07 in local currency 32% 5.78% 4.77% 21% 19% 3.81% 5.34% 9% Loans Deposits Q1’07 Q1’08 Loans Deposits Q1’07 Q1’08 w /o REPOS w /o REPOS Chile Volume Net interest inc. / ATAs Var. Q1’08 o/ Q1’07 in local currency 15% 17% 4.43% 3.77% Loans Deposits Q1’07 Q1’08 w /o REPOS

28

Latin America main units. Attributable profit

Brazil (ex-ABN Real)
US$ million
+33%
294
310
336
299
392
+31%
Q1'07
Q2
Q3
Q4
Q1'08

Mexico
US$ million
+38%
204
224
254
212
282
+33%
Q1'07
Q2
Q3
Q4
Q1'08

Santander

Latin America main units. Attributable profit Brazil (ex-ABN Real) Mexico US$ million US$ million +33% 392 +38% 282 336 254 294 310 299 224 204 212 +31% +33% Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q2 Q3 Q4 Q1’08 Chile US$ million +16% 197 208 199 171 167 +19% Q1’07 Q2 Q3 Q4 Q1’08

29

Financial Management and Equity Stakes

EUR Mill.

Attributable profit excluding capital gains and extraordinary allowances

EUR Mill.
+298
+238*
+59
-58
-41
-209*
-495
Q1'07
Q2
Q3
Q4
Q1'08
(*) Excluding ABN contribution

- **Main impacts Q1'08 / Q1'07:**

Impact on accounting profit:	**+437**
• ABN-Real contribution (Profit less financing cost)	+151
Impact on profit (excl. ABN):	**+286**
• Hedge FX results	+210

Santander

Financial Management and Equity Stakes 29 EUR Mill. Currency impact on the operating areas is offset by the exchange rate position. Also, incorporation of ABN-Real Attributable profit excluding capital _____ gains and extraordinary allowances Main impacts Q1’08 / Q1’07: EUR Mill. +298 Impact on accounting profit: +437 +59 +238* -58 z ABN-Real contribution +151 -41 (Profit less financing cost) -209* Impact on profit (excl. ABN): +286 -495 z Hedge FX results +210 Q1’07 Q2 Q3 Q4 Q1’08 (*) Excluding ABN contribution

SECONDARY SEGMENTS

31

Retail Banking

Retail Banking (€)

Var. Q1'08 / Q1'07 (%)

Gross operating income
+17%
Expenses*
+5%
Net operating income
+26%
Net op. inc. net of NPLs
+17%
PBT
+10%

Net operating income

EUR million

PBT

EUR million

(*) Personnel + administrative expenses + depreciation and amortisation

Santander

Retail Banking _____ Very good performance of retail banking (approx. 80% of the Group’s PBT), with recurrent and sustainable revenues and results Net operating income Retail Banking (€) EUR million 3,710 Var. Q1’08 / Q1’07 (%) 3,293 3,393 3,142 2,949 Gross operating +17% income +5% Q1’07 Q2 Q3 Q4 Q1’08 Expenses* Net PBT operating +26% EUR million income 2,461 Net op. inc. 2,316 2,322 +17% net of NPLs 2,243 2,208 PBT +10% Q1’07 Q2 Q3 Q4 Q1’08 (*) Personnel + administrative expenses + depreciation and amortisation

32

Global Wholesale Banking (GBM)

PBT
EUR million
882
576
377
236
592
Q1'07
Q2
Q3
Q4
Q1'08

Gross operating income
EUR million
Total
Trading
Customers
1,064
272
792
858
260
598
698
103
595
695
140
555
905
149
756
Q1'07
Q2
Q3
Q4
Q1'08

Santander

Global Wholesale Banking (GBM) Lower year-on-year profit due to trading, Q1’07 corporate operations _____ and generic provisions. Very solid customer revenues in the quarter PBT Gross operating income _____ EUR million EUR million 882 Total 1,064 905 Trading 272 858 149 576 592 698 695 260 103 140 377 236 Customers 9 7 2 756 9 5 8 5 9 5 5 5 5 Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q2 Q3 Q4 Q1’08

33

Global Wholesale Banking (GBM)

Customer revenues. Geographic focus

EUR million

TOTAL
792
-5%
756
Latam
203
+43%
289
Europe
589
-21%
467
Q1'07
Q1'08

Customer revenues. Product focus

EUR million

TOTAL
792
-5%
756
Transactional Banking
130
+37%
178
Rates
188
+25%
234
Equity
246
-10%
220
Corporate finance
104
-78%
23
Credit
124
-20%
99
Q1'07
Q1'08

Santander

Global Wholesale Banking (GBM) Customer revenues o/Q1’07 by geographic area and product Drop in Europe (Q1’07 corporate operations) and solid growth in Latam Drop in those related to markets and investment banking. Good performance of transactional ones and rates (Santander Global Connect) Customer revenues. Geographic focus Customer revenues. Product focus _____ EUR million EUR million _____ TOTAL 792 TOTAL 792 -5% 756 -5% 756 Transactional Latam Banking 130 203 +37% +43% 178 289 Rates 188 +25% 234 Equity 246 Europe 589 -10% -21% 467 Corporate 220 finance 104 -78% 23 Credit 124 -20% 99 Q1’07 Q1’08 Q1’07 Q1’08

34

Asset Management and Insurance

PBT

EUR million
+4%
134
162
141
107
139
+30%
Q1'07
Q2
Q3
Q4
Q1'08

Total area contribution: total revenues for the Group

EUR million
Total
897
+6%
950
Insurance*
426
+30%
555
Asset Management
471
-16%
395
Q1'07
Q1'08

(*) Insurance fees plus insurance activity

Santander

Asset Management and Insurance 34 Recurrent contribution to the Group close to EUR 1 bill. in revenues per quarter Insurance: good performance in all geographic areas Mutual Funds: impacted by greater focus on deposits and less attractiveness in Spain Total area contribution: PBT total revenues for the Group EUR million _____ EUR million +6% 950 Total 897 +4% 162 141 139 Insurance* 555 134 +30% 426 107 +30% Asset 471 Management -16% 395 Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08 (*) Insurance fees plus insurance activity

Agenda Group highlights in Q1’08 Business areas performance Q1’08 ABN AMRO Transaction Conclusions Appendix

36

ABN AMRO Transaction. Key factors Q1'08

Agreements to:

- **Interbanca Sale**
  (Assets exchange with GE Money)
- **Acquire Asset Management in Brazil from Fortis**

ACQUIRED ASSETS

- Brazil (global businesses and Asset Mgmt.)
- Uruguay
- Paraguay
- 27.9% shared assets (for sale)

INVESTMENT: EUR 10.8 billion

Santander

ABN AMRO Transaction. Key factors Q1’08 ACQUIRED ASSETS Brazil (global businesses Agreements to: and Asset Mgmt.) Uruguay Interbanca Sale Paraguay (Assets exchange with GE Money) 27.9% shared assets (for sale) Acquire Asset Management in Brazil from Fortis INVESTMENT: EUR 10.8 billion Furthermore, on March 4th , the DNB made a declaration of no objection to the global separation plan Next steps: DNB approval to the specific separation plans of each business

37

Banco Real. Results

(Proforma data. Estimate under Spain's criterion)

Gross operating income

US$ million
+31%
1,547
2,032
Q1'07
Q1'08

Expenses

US$ million
+21%
758
914
Q1'07
Q1'08

Net operating income

US$ million
+41%
793
1,117
Q1'07
Q1'08

PBT

US$ million
+47%
442
650
Q1'07
Q1'08

Banco Real. Results 37 (Proforma data. Estimate under Spain’s criterion) Gross operating income Expenses _____ US$ million US$ million +31% 2,032 +21% 1,547 914 758 Q1’07 Q1’08 Q1’07 Q1’08 Net operating income PBT US$ million US$ million +41% 650 1,117 +47% 793 442 Q1’07 Q1’08 Q1’07 Q1’08

38

Banco Real. Activity and management ratios

(Proforma data. Estimate under Spain's criterion)

Activity

Efficiency ratio

49%
45%
Q1'07
Q1'08
Including amortisations

NPLs and coverage

Data at March 2008
3.2%
147%
NPLs ratio
Coverage ratio

Santander

Banco Real. Activity and management ratios (Proforma data. Estimate under Spain’s criterion) Activity Var. Q1’08 / Q1’07 in local currency +35% +10% +2% Loans Deposits Mutual funds Efficiency ratio NPLs and coverage Data at March 2008 147% 49% 45% 3.2% Q1’07 Q1’08 NPLs ratio Coverage ratio Including amortisations

Agenda Group highlights in Q1’08 Business areas performance Q1’08 ABN AMRO Transaction Conclusions Appendix

40

Analysts presentation
7-Feb-2008

... well defined management focus in 2008:

- Greater importance of **spreads management**
- "Jaws" management with **main focus on costs**:
  - Strict cost control in all units
- **Special focus on risk** (provisions)
- **Greater significance of deposits**
- Special **focus on service quality** in all units

... and all of it without forgetting:

- **To maintain discipline** in financial and **capital** management
- Framed within a global environment, increasing **cross-border businesses** and **technological integration**

Santander

Q1'08 Trends

Higher loan spreads
(+12 bp o/Q407)

Group "jaws":
maintaining 10 p.p.

Credit cost
offset by revenues increase

Group's deposits: +11%*

Decreasing customer complaints

Core capital > 6%

New investments
•Consumer (GE, RBS)
•Brazil (CG, AM)

Santander

In short, in Q1’08 we actively managed the business 40 leverages ... Q1’08 Trends n _____ tio nta Higher loan spreads se pre 8 Greater importance of spreads management t s 00 (+12 bp o/Q407) lys b-2 a ... with wellFe “Jaws” management with main focus on costs : An 7 — Group “jaws”: — Strict cost control in all units maintaining 10 p.p. defined management Special focus on risk (provisions) Credit cost Greater significance of deposits offset by revenues increase focus in 2008: Special focus on service quality in all units Group’s deposits: +11%* Decreasing customer To maintain discipline in financial and capital complaints ... and all of it management Core capital > 6% without Framed within a global environment, increasing cross-border businesses and New investments forgetting: technological integration •Consumer (GE, RBS) •Brazil (CG, AM) (*) Year-on-year performance excluding exchange rate impact. Including “Valores Santander”

41

… which means a good quarter for Santander due to:

Profits

"Vertical" quality

- **Growth drivers:** more recurrent revenues and management of "jaws"
- **Banco Real improves EPS** from the onset

Diversification: "horizontal" quality

Solid balance sheet

- **Responding to market challenges in: NPLs, liquidity and solvency ratios**

Santander

41 ... which means a good quarter for Santander due to: Another record quarter: 4th straight quarter > EUR 2 billion Profits EPS growth: +14.7% o/ Q1’07 Growth drivers: more recurrent revenues and management of “Vertical” “jaws” quality Banco Real improves EPS from the onset Diversification: All operating units show a trend improvement o/Q4’07 “horizontal” Poor year-on-year comparison due to exchange rates impact and quality GBM exceptional Q1’07 Solid balance Responding to market challenges in: NPLs, liquidity and sheet solvency ratios And all of it in a more demanding environment where our relative advantage over our competitors increases

42

Santander is well positioned to face the current environment ...

Environment risks	Santander strengths
Lower business growth due to macroeconomic slowdown	▪ High business diversification and greater share in emerging markets ▪ Additional ABN- Real contribution
Worsening of credit quality	▪ Cautious risk management ▪ No material exposure to complex products ▪ High quality mortgage portfolio ▪ Large generic funds
Liquidity risk	▪ Lower liquidity need due to lending deceleration ▪ With proven access to wholesale financing (ST & M/L T).

… … which allows Santander to reaffirm its targets

Santander

Santander is well positioned to face the current environment ... 42 Environment risks Santander strengths Lower business growth High business diversification and greater share in emerging markets due to macroeconomic slowdown Additional ABN- Real contribution Cautious risk management No material exposure to complex products Worsening of credit quality High quality mortgage portfolio Large generic funds Lower liquidity need due to lending deceleration Liquidity risk With proven access to wholesale financing (ST & M/L T). ... ... which allows Santander to reaffirm its targets

Agenda Group highlights in Q1’08 Business areas performance Q1’08 ABN AMRO Transaction Conclusions Appendix

Appendix Acquisition of ABN Amro businesses in Brazil Q1’08 Preliminary agreement with GE to acquire assets in Europe Preliminary agreement with RBS to acquire assets in Europe Units — Continental Europe — Abbey — Latin America

Acquisition of ABN Amro businesses in Brazil Q1’08

Acquisition of Asset Management from Fortis in Brazil 46 AM Brazil is in charge of — management of retail funds and of private banking, distributed in Brazil by Banco Real network — management and distribution of institutional funds inside and outside Brazil Retail Companies Global Santander acquires the management Clients institution and the business to be incorporated into Santander AM * Services: Treasury, Transactional, Back Office — Total assets acquired : R$ 42 Bill. Ensures management / distribution of a Asset Management: Retail, Private Clients, Institutional core product for Banco Real customers making synergies possible for SAM _____ Except the institutional distribution outside Brazil and the management of two funds for private clients distributed in Europe, which is to be retained by Fortis

47

Acquisition of Asset Management from Fortis in Brazil

Perfect fit with the Group's acquisition criteria

Strategic fit

✓We acquire a core business from Banco Real, which was included in the ABN Amro units acquired by Fortis

✓We ensure management / distribution of a basic product for customers, especially retail

✓Possibility to obtain synergies with Santander Asset Management, a global Group unit

Financial fit

Acquisition price: EUR 209 million

The acquisition meets our financial criteria:

(Data before synergies)
PER 2010: 9x approx.
ROI 2010: 11% approx.

Santander

Acquisition of Asset Management from Fortis in Brazil Perfect fit with the Group’s acquisition criteria Strategic fit Financial fit 9We acquire a core business Acquisition price: from Banco Real, which was included in the ABN Amro units EUR 209 million acquired by Fortis 9We ensure management / The acquisition meets our financial distribution of a basic product for criteria: customers, especially retail (Data before synergies) 9Possibility to obtain synergies PER 2010: 9x approx. with Santander Asset Management, ROI 2010: 11% approx. a global Group unit

48

Preliminary agreement with GE to acquire assets in Europe

Santander

Preliminary agreement with GE to acquire assets in Europe

49

Preliminary agreement with GE to acquire assets

We exchange ...

Interbanca

... for ...

GE Money businesses:

- UK Cards
- UK Auto
- Germany
- Austria
- Finland

Santander

Preliminary agreement with GE to acquire assets We exchange ... GE Money businesses: ... for ... • UK Cards Interbanca ... for ... • UK Auto • Germany • Austria • Finland _____ Note: The operation is subject to the completion of definite agreements and certain regulatory approvals

50

Preliminary agreement with GE to acquire assets. Strategic summary

Strategic fit

- We exchange a "non core" asset (Interbanca) for a **"core" asset** (consumer in Europe and cards in UK)
- Possibility to create value / generate **synergies** (EUR 90-130 mill. before tax)

Financial fit

- A good execution of synergies will allow us to **improve profit**
  - The third year will contribute approx. EUR 100 million to the Group, meeting our financial requirements

Santander

Preliminary agreement with GE to acquire assets. Strategic summary Strategic fit Financial fit · We exchange a “non core” asset (Interbanca) for a “core” asset • A good execution of synergies will (consumer in Europe and cards in allow us to improve profit UK) — The third year will contribute approx. • Possibility to create value / EUR 100 million to the Group, meeting generate synergies (EUR 90-130 our financial requirements mill. before tax) • Key points for Santander: — Neutral impact on capital — Good execution of synergies (starting in a business with a very low profitability) — Control of return-provisions

51

Preliminary agreement with GE to acquire assets. Acquired businesses

Total loans: EUR 9.1 billion

Distribution by country

Austria
12%
Germany
26%
Finland
14%
17%
UK auto
31%
UK cards

- **Strengthens Santander Consumer Finance in Europe**
  - Total EUR 6.3 billion under management (13% of total SCF portfolio as of Mar. 08)
- **Anticipates distribution of Santander Cards business in UK**
  - Total EUR 2.8 billion under management

Santander

Preliminary agreement with GE to acquire assets. 51 Acquired businesses Total loans: EUR 9.1 billion Strengthens Santander Consumer _____ Distribution by country Finance in Europe Austria Total EUR 6.3 billion under — Germany 12% management (13% of total SCF 26% portfolio as of Mar. 08) Finland 14% Anticipates distribution of Santander Cards business in UK 17% UK auto — Total EUR 2.8 billion under 31% UK cards management

52

Preliminary agreement with RBS to acquire assets in Europe

Santander

Preliminary agreement with RBS to acquire assets in Europe

53

Preliminary agreement with RBS to acquire assets

Total loans: EUR 2.2 billion

Austria
0%
Belgium
19%
Germany
60%
Netherlands
21%

Santander

Preliminary agreement with RBS to acquire assets Acquisition price: EUR 336 million Total loans: EUR 2.2 billion Santander Consumer Finance will acquire RBS’s consumer business in Europe Austria — 2.3 million customers Belgium 0% — Card business, retailers and direct 19% credit Germany Strengthens presence in Germany 21% 60% and the Netherlands _____ Netherlands — Approximate volume of 4.5% of total SCF portfolio as of Mar. 08 In addition, potential costs synergies to reach our financial criteria

Continental Europe Main units performance Spreads performance NPLs and coverage ratio performance

55

Santander Branch Network

Key highlights in Q1'08

- **Lending slowdown and focus on liquidity capturing** (deposits and insurance savings)

Loans: +9% | **Savings: -1%**

% var. Mar'08/Mar'07
+8%
+10%
+14%
-22%
+121%
Mortgages
Other loans
Deposits + Val. SAN
Mut. funds + Pensions
Insurance Savings-Inv

- **Expenses:** slowing down after completing branch expansion plan in 2007
- **LLPs:** strong increase due to environment and release of specific provisions in Q1'07.

Results

Gross op. income

Base 100: Q1'07
100
105
104
105
115
Q1'07
Q2
Q3
Q4
Q1'08

Efficiency ratio

% var. Q1'08/Q1'07
+15
+6
Revenues
Expenses
39.1%
36.2%
Q1'07
Q1'08

Net operating income

EUR million
+21%
691
727
714
731
837
Q1'07
Q2
Q3
Q4
Q1'08
LLPs
Net of LLPs
+21%
691
837
639
+13%
720
Q1'07
Q1'08

Santander

Santander Branch Network Key highlights in Q1’08 Results Lending slowdown and focus on liquidity Gross op. income Efficiency ratio _____ capturing (deposits and insurance savings) Base 100: Q1’07 % var. Q1’08/Q1’07 Loans: +9% Savings: -1% 115 +15 39.1% % var. Mar’08/Mar’07 105 104 105 +121% 100 +6 36.2% +10% +14% +8% -22% Q1’07 Q2 Q3 Q4 Q1’08 Revenues Expenses Q1’07 Q1’08 Net operating income Mortgages _____ Other loans Deposits + Mut. funds + Insurance EUR million Val. SAN Pensions _____ Savings-Inv +21% 837 837 +21% Expenses: slowing down after completing branch 691 727 714 731 691 LLPs expansion plan in 2007 +13% 720 LLPs: strong increase due to environment and 639 Net of LLps release of specific provisions in Q1’07. Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08

56

Banesto

Key highlights in Q1'08

- **Activity:** lending slowdown (especially in mortgages) and commercial policy toward deposits

Loans: +16% | **Savings: +8%**

% var. Mar'08/Mar'07

+11%
+23%
+17%
-23%
-8%
Mortgages
Other loans
Deposits
Mut. funds + Pensions
Insurance Savings-Inv

- **Expenses:** flat in real terms after completion of branch expansion plan and taking advantage of Menara
- **LLPs:** growth in line with business.

Results

Gross op. income

Base 100: Q1'07

100
101
105
107
110
Q1'07
Q2
Q3
Q4
Q1'08

Efficiency ratio

% var. Q1'08/Q1'07

+10
+3
Revenues
Expenses
42.0%
39.7%
Q1'07
Q1'08

Net operating income

EUR million

311
+15%
357
LLPs
Net of LLPs
257
+15%
295
Q1'07
Q1'08

Santander

Banesto Key highlights in Q1’08 Results Activity: lending slowdown (especially in Gross op. income Efficiency ratio _____ mortgages) and commercial policy toward _____ % var. Q1’08/Q1’07 Base 100: Q1’07 deposits 110 +10 42.0% Loans: +16% Savings: +8% 107 105 % var. Mar’08/Mar’07 101 100 +3 39.7% +23% +11% +17% Q1’07 Q2 Q3 Q4 Q1’08 Revenues Expenses Q1’07 Q1’08 -8% -23% Net operating income _____ Mortgages _____ Other loans Deposits Mut. funds + Insurance Pensions _____ Savings-Inv EUR million +15% 357 +15% 353 357 311 Expenses: flat in real terms after completion of 322 326 LLPs _____ branch expansion plan and taking advantage of 311 Menara +15% 295 257 Net of LLPs LLPs: growth in line with business. Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08

57

Santander Consumer Finance

Key highlights in Q1'08

SANTANDER CONSUMER EUROPE

New lending

Var. Q1'08 / Q1'07 in euros
9%
5%
-13%
31%
20%
Germany
Italy
Spain
Nordic
E. Europe

SANTANDER CONSUMER USA (Drive)

- **Good management in a recession environment**

Var. Q1'08 / Q1'07 in US$
+42%
Assets

Attr. profit (USD mill.)

27
34
+28%
Q1'07
Q1'08

Results

Gross op. income

Base 100: Q1'07

100
109
108
108
116
Q1'07
Q2
Q3
Q4
Q1'08

Efficiency ratio

% var. Q1'08/Q1'07

+16
+11
29.6%
28.6%
Revenues
Expenses
Q1'07
Q1'08

Net operating income

EUR million

+17%
440
516
LLPs
Net of LLPs
239
+3%
247
Q1'07
Q1'08

Santander

Santander Consumer Finance 57 Key highlights in Q1’08 Results _____ SANTANDER CONSUMER EUROPE Gross op. income Efficiency ratio Improvement trend in revenues: recovering in Germany and lending spreads improvement Base 100: Q1’07 % var. Q1’08/Q1’07 New lending 116 Var. Q1’08 / Q1’07 in euros +16 31% 109 108 20% 108 +11 9% 5% -13% 29.6% 28.6% 100 Germany Italy Spain Nordic E. Europe Q1’07 Q2 Q3 Q4 Q1’08 Revenues _____ Expenses _____ Q1’07 Q1’08 Expenses: increase o/Q1’07 due to launching of new business platforms in H2’07 Net operating income LLps: rising due to environment deterioration EUR million Agreements with GE and RBS to acquire assets SANTANDER CONSUMER USA (Drive) +17% 516 516 +17% Good management in a recession environment 481 483 440 463 440 Var. Q1’08 / Q1’07 in US$ Attr. profit (USD mill.) LLPs +42% 34 27 Net of 239 +3% 247 +28% LLPs Assets Q1’07 Q1’08 Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08

58

Portugal

Key highlights in Q1'08

Loans: +10% | **Savings: -1%**

% var. Mar'08/Mar'07

+9%
+23%
+13%
+11%
-13%
-13%
Individual customers
SMEs / Businesses
Companies
Deposits
Mut. funds + pensions
Insurance Savings-Inv

Results

Gross op. income

Base 100: Q1'07

100
101
97
97
101
Q1'07
Q2
Q3
Q4
Q1'08

Efficiency ratio

% var. Q1'08/Q1'07

+1
+1
43.0%
42.9%
Revenues
Expenses
Q1'07
Q1'08

Net operating income

EUR million

+2%
174
177
164
157
177
Q1'07
Q2
Q3
Q4
Q1'08
Net of LLPs
LLPs
174
+2%
177
180
-1%
177
Q1'07
Q1'08

Santander

Portugal Key highlights in Q1’08 Results Business growth ... Gross op. income Efficiency ratio — In lending and savings, focus on individual Base 100: Q1’07 % var. Q1’08/Q1’07 customers and SMEs. Loans: +10% Savings: -1% 101 101 100 43.0% 42.9% % var. Mar’08/Mar’07 97 97 +1 +1 +23% +13% +11% +9% Q1’07 Q2 Q3 Q4 Q1’08 Revenues Expenses Q1’07 Q1’08 -13% -13% Net operating income _____ Individual _____ SMEs / Companies Deposits _____ Mut. funds Insurance customers Businesses + pensions Savings-Inv EUR million _____ Year-on-year comparison impacted by wholesale +2% 174 +2% 177 174 177 177 operations in Q1’07. Commercial banking PBT 164 157 increase 21% -1% Net of 180 177 LLPs Expenses: maintaining excellent trend LLps: small release due to portfolio sales in LLPs Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08 Q1’08, comparing with Q1’07 more releases

59

Continental Europe. Main units spreads

(%)

Santander Branch Network

3.47
3.69
3.94
3.98
3.82
2.22
2.43
2.70
2.66
2.44
1.25
1.26
1.24
1.32
1.38
Q1'07
Q2
Q3
Q4
Q1'08
Loans
Deposits
Total

Banesto Retail Banking

3.35
3.39
3.48
3.49
3.27
2.03
2.11
2.19
2.15
1.90
1.32
1.28
1.29
1.34
1.37
Q1'07
Q2
Q3
Q4
Q1'08
Loans
Deposits
Total

Santander Consumer Lending

Portugal Retail Banking

Continental Europe. Main units spreads (%) Santander Branch Network Banesto Retail Banking 3.94 3.98 3.35 3.39 3.48 3.49 3.27 3.69 3.82 3.47 2.70 2.66 2.03 2.11 2.19 2.15 2.22 2.43 2.44 1.90 1.25 1.38 1.32 1.28 1.29 1.34 1.37 1.26 1.24 1.32 Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q2 Q3 Q4 Q1’08 Loans Deposits Total Loans Deposits Total Santander Consumer Lending Portugal Retail Banking 3.42 3.44 3.52 3.51 3.43 4.10 3.99 3.82 3.67 3.69 2.01 2.17 2.14 1.96 1.96 1.46 1.43 1.35 1.37 1.47 Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q2 Q3 Q4 Q1’08 Loans Deposits Total

60

Continental Europe. NPLs and coverage

Santander Branch Network

299%
193%
0.56%
0.87%
Mar'07
Mar'08
NPLs
Coverage

Banesto

393%
269%
0.42%
0.59%
Mar'07
Mar'08
NPLs
Coverage

Santander Consumer

114%
92%
2.66%
3.15%
Mar'07
Mar'08
NPLs
Coverage

Portugal

128%
107%
1.16%
1.37%
Mar'07
Mar'08
NPLs
Coverage

Santander

Continental Europe. NPLs and coverage Santander Branch Network Banesto 193% 299% 393% 269% 0.87% 0.59% 0.56% 0.42% Mar’07 Mar’08 Mar’07 Mar’08 NPLs Coverage NPLs Coverage Santander Consumer Portugal 114% 128% 92% 107% 3.15% 2.66% 1.37% 1.16% Mar’07 Mar’08 Mar’07 Mar’08 NPLs Coverage NPLs Coverage

United Kingdom Business performance Spreads performance Non-performing loans and coverage ratio performance

62

United Kingdom. Business performance

Mortgages

£ Bill.
Stock: +10%
Stock 102.9
105.1
108.4
110.4
113.3
Net new lending
1.3
2.2
3.3
2.0
2.9
Spread +2 bp
Q1'07
Q2
Q3
Q4
Q1'08
Spread stock*: -11 bp

UPLs

Gross new lending
£ Mill.
-17%
305.5
cahoot
44.6
260.9
252.2
34.3
217.9
Q1'07
Q1'08
Stock
£ Bill.
-21%
3.3
cahoot
1.0
2.3
2.6
0.6
2.0
Q1'07
Q1'08
Spread*: +87 bp

Deposits and Investment business

Net flows
£ Bill.
+2%
1.2
0.4
0.8
1.2
0.4
0.8
Q1'07
Q1'08
Retail deposits
API**
Stock
£ Bill.
+5%
69.3
6.6
62.7
72.5
6.6
65.9
Q1'07
Q1'08
Spread*: +7 bp

Current accounts

Account openings "adults"
(000s).
+44%
60
86
Q1'07
Q1'08
Account balances
£ Bill.
+3%
5.0
5.2
Q1'07
Q1'08
Spread*: +5 bp

Santander

United Kingdom. Business performance Mortgages UPLs £ Bill. Stock: +10% Gross new lending Stock 108.4 110.4 113.3 £ Mill. £ Bill. Stock 102.9 105.1 -17% 305.5 -21% cahoot 44.6 252.2 3.3 3.3 34.3 2.6 2.9 cahoot 1.0 0.6 Net 2.2 2.0 Spread 260.9 217.9 new 2.3 lending 1.3 +2 bp 2.0 Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08 Q1’07 Q1’08 Spread stock*: -11 bp Spread*: +87 bp Deposits and Investment business Current accounts Net flows Stock Account openings “adults” Account balances £ Bill. £ Bill. £ Bill. (000s). +3% +2% +5% +44% 5.2 1.2 72.5 86 5.0 1.2 69.3 6.6 6.6 0.4 0.4 60 62.7 65.9 0.8 0.8 Q1’07 Q1’08 Q1’07 Q1’08 Q1’07 Q1’08 Q1’07 Q1’08 Retail deposits API** Spread*: +7 bp Spread*: +5 bp (*) Spread Q1’08 vs Q4’07: mortgages +2 bp, UPLs +60 bp, deposits +4 bp and current accounts -35 bp (**) API (Annual Premium Income) measures the net business flows that impact revenue and commissions, excluding redemptions and market movements in revenues and fees

63

Abbey. Spreads and NPLs ratio
(%)

Spreads Retail Banking

1.97
2.01
2.01
1.98
2.00
1.28
1.32
1.36
1.37
1.34
0.69
0.69
0.65
0.61
0.66
Q1'07
Q2
Q3
Q4
Q1'08
Loans
Deposits
Total

NPLs and Coverage

81%
59%
0.55%
0.66%
Mar'07
Mar'08
NPLs
Coverage

Santander

Abbey. Spreads and NPLs ratio (%) Spreads Retail Banking NPLs and Coverage 1.97 2.01 2.01 1.98 2.00 81% 1.28 1.32 1.36 1.37 1.34 59% 0.66% 0.69 0.69 0.65 0.61 0.66 0.55% Q1’07 Q2 Q3 Q4 Q1’08 Mar’07 Mar’08 Loans Deposits Total NPLs Coverage

Latin America Main units performance Spreads performance Non-performing loans and coverage ratio performance

65

Brazil

Macro and financial environment

Key Highlights in Q1'08

Loans: +21% | **Savings: +22%**

% var. Mar'08/Mar'07 in local currency

+26%
+48%
+15%
+32%
+14%
Individual customers
SMEs
Companies +GWB
Deposits excl. Repo's
Mutual funds

Results

Gross op. income

Base 100: Q1'07 US$

100
117
120
139
151
Q1'07
Q2
Q3
Q4
Q1'08

Efficiency ratio

% var. Q1'08/Q1'07 US$

+51
+31
Revenues
Expenses
40.6%
35.6%
Q1'07
Q1'08

Net operating income

US$ Mill.

+65%
1,183
717
LLPs
Net of LLPs
488
+57%
764
Q1'07
Q1'08

Santander

Brazil Macro and financial environment Results Solid macro fundamentals and GDP: +5% (country-risk: 273 bp) Gross op. income Efficiency ratio Final interest rates (-150 bp o/Q1’07) Base 100: Q1’07 US$ % var. Q1’08/Q1’07 US$ Fin. system loans: +28%; Fin. system savings: +22% +51 151 40.6% Key Highlights in Q1’08 139 +31 117 120 Customers: +0.7 million total and +300,000 linked in _____ twelve months. 100 35.6% Activity: growing above market in loans to SMEs and _____ demand deposits ... Revenues Expenses Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08 Loans: +21% Savings: +22% % var. Mar’08/Mar’07 in local currency Net operating income +48% US$ Mill. +26% +32% 1,183 1,183 +15% +14% +65% +65% 987 893 870 717 Individual SMEs Companies Deposits Mutual funds 717 customers +GWB excl. Repo’s LLPs Net of 764 Expenses: growth due to commercial expansion 488 +57% LLPs LLPs: increase due to change of mix. Risk premium increases slightly Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08

66

Mexico

Macro and financial environment

Key Highlights in Q1'08

Loans: +19% | Savings: +13%

% var. Mar'08/Mar'07 in local currency

+23%
+51%
+12%
+9%
+20%
Individual customers
SMEs
Companies +GWB
Deposits excl. Repo's
Mutual funds

Results

Gross op. income

Base 100: Q1'07 US$

100
103
115
114
132
Q1'07
Q2
Q3
Q4
Q1'08

Efficiency ratio

% var. Q1'08/Q1'07 US$

+32
+19
Revenues
Expenses
36.2%
32.7%
Q1'07
Q1'08

Net operating income

US$ Mill.

+42%
474
673
LLPs
Net of LLPs
355
+30%
463
Q1'07
Q1'08

Santander

Mexico 66 Macro and financial environment Results Solid macro fundamentals (interest rates and inflation _____ stable). GDP’08e:+3% Gross op. income Efficiency ratio Institutional stability, with first reforms and sovereign Base 100: Q1’07 US$ % var. Q1’08/Q1’07 US$ _____ rating improvement (BBB+) in recent months +32 Fin. system loans: +22%; Fin. system savings: +13% 132 36.2% Key Highlights in Q1’08 115 114 +19 100 103 Customers: +0.4 mill. total and +190,000 linked in _____ the last 12 months 32.7% Activity: growing above market in consumer credit, Q1’07 Q2 Q3 Q4 Q1’08 Revenues Expenses Q1’07 Q1’08 new housing and SMEs. Capturing: market share increase in mutual funds Loans: +19% Savings: +13% Net operating income _____ % var. Mar’08/Mar’07 in local currency +51% US$ Mill. +23% +20% 673 +12% +42% 673 +42% +9% 551 533 474 503 Individual SMEs Companies Deposits _____ Mutual funds 474 LLPs _____ customers +GWB excl. Repo’s Expenses: programs to develop commercial 463 Net of 355 +30% business LLPs LLPs: rising due to change of mix and cards (better _____ NPLs ratio than competitors) Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08

67

Chile

Macro and financial environment

Key Highlights in Q1'08

Loans: +15% | **Savings: +15%**

% var. Mar'08/Mar'07 in local currency

+16%
+18%
+8%
+17%
+8%
Individual customers
SMEs
Companies +GWB
Deposits excl. Repo's
Mutual funds

Results

Gross op. income

Base 100: Q1'07 US$

100
111
129
129
137
Q1'07
Q2
Q3
Q4
Q1'08

Efficiency ratio

% var. Q1'08/Q1'07 US$

+37
+35
39.3%
38.5%
Revenues
Expenses
Q1'07
Q1'08

Net operating income

US$ Mill.

+40%
260
365
LLPs
Net of LLPs
219
+18%
258
Q1'07
Q1'08

Santander

Chile Macro and financial environment Results Macro: solid fundamentals, GDP ‘08(e)= 4.3% and Gross op. income Efficiency ratio _____ country rating improvement (A+) in recent months Greater inflation boosts exchange and interest rates % var. Q1’08/Q1’07 US$ Base 100: Q1’07 US$ Fin. system loans: +24%; Fin. system savings: +17% 39.3% 137 +37 Key Highlights in Q1’08 129 129 +35 111 38.5% Customers: +0.3 mill. total and +100,000 linked 100 Activity: focus on profitability with market share _____ increase in revenues and profit Q1’07 Q2 Q3 Q4 Q1’08 Revenues Expenses Q1’07 Q1’08 Loans: +15% Savings: +15% % var. Mar’08/Mar’07 in local currency Net operating income +16% +18% +17% US$ Mill. +8% +8% +40% 365 346 +40% Individual SMEs Companies Deposits Mutual funds 333 365 customers +GWB excl. Repo’s 260 285 LLPs Expenses: growth due to commercial expansion 260 plans Net of +18% 258 219 LLPs LLPs: rising due to change of mix. Premium risk increasing Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q1’08

68

Latin America. Main countries spreads

(%)

Retail Banking Brazil

18.04
17.89
17.44
17.35
16.94
16.42
16.46
16.04
16.03
15.65
1.62
1.43
1.40
1.32
1.29
Q1'07
Q2
Q3
Q4
Q1'08
Loans
Deposits
Total

Retail Banking Mexico

Retail Banking Chile

7.35
7.75
8.28
8.24
8.40
5.11
5.21
5.32
5.26
5.33
2.24
2.54
2.96
2.98
3.07
Q1'07
Q2
Q3
Q4
Q1'08
Loans
Deposits
Total

Santander

Latin America. Main countries spreads (%) Retail Banking Brazil Retail Banking Mexico 18.04 17.89 17.44 17.35 16.94 14.39 14.25 14.41 14.02 14.71 16.42 16.46 16.04 16.03 15.65 10.84 10.79 10.99 10.64 11.19 1.62 1.43 1.40 1.32 1.29 3.55 3.46 3.42 3.38 3.52 Q1’07 Q2 Q3 Q4 Q1’08 Q1’07 Q2 Q3 Q4 Q1’08 Loans Deposits Total Loans Deposits Total Retail Banking Chile 7.75 8.28 8.24 8.40 7.35 5.11 5.21 5.32 5.26 5.33 2.96 2.98 3.07 2.24 2.54 Q1’07 Q2 Q3 Q4 Q1’08 Loans Deposits Total

69

Latin America. NPLs and coverage ratio

Brazil

99%
102%
2.62%
3.26%
Mar'07
Mar'08
NPLs
Coverage

Mexico

241%
175%
0.83%
1.31%
Mar'07
Mar'08
NPLs
Coverage

Chile

148%
109%
1.70%
2.23%
Mar'07
Mar'08
NPLs
Coverage

Santander

Latin America. NPLs and coverage ratio Brazil Mexico 241% 99% 102% 175% 3.26% 1.31% 2.62% 0.83% Mar’07 Mar’08 Mar’07 Mar’08 NPLs Coverage NPLs Coverage _____ Chile 148% 109% 2.23% 1.70% Mar’07 Mar’08 NPLs Coverage

Relations with Investors and Analysts Ciudad Grupo Santander Edificio Pereda, 1[a] planta Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (España) Teléfonos: 91 259 65 14 — 91 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: April 30, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President